Form 20-F
Moolec Science SA
filed 2023-01-06
CIK 1937737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 30, 2022

Commission File Number: 001-41586

Moolec Science SA
(Exact name of Registrant as specified in its charter)

Not applicable	Grand Duchy of Luxembourg
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

17, Boulevard F.W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

Tel : +352 26 49 65 65

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	MLEC	Nasdaq Stock Market LLC
Warrants	MLECW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 37,560,249 ordinary shares and 11,110,000 warrants to purchase ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued ☒	Other ☐
by the International Accounting Standards Board ®

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☐

MOOLEC SCIENCE SA

i

Cautionary Note Regarding Forward-Looking Statements

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. References to “Moolec” contained herein refer to Moolec Science Limited. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits of the Business Combination;

●	the financial performance of Moolec Science SA (the “Company” or “Holdco”) following the Business Combination;

●	the ability to maintain the listing of the Ordinary Shares or Warrants on Nasdaq, following the Business Combination;

●	changes in Moolec’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	Moolec’s ability to develop and launch new products and services;

●	Moolec’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	The availability of raw materials used in Moolec’s products and its ability to source such raw materials;

●	Moolec’s ability to grow its business in a cost-effective manner;

●	Moolec’s product development timeline and expected research and development (“R&D”);

●	the implementation, market acceptance and success of Moolec’s business model;

●	developments and projections relating to Moolec’s competitors and industry;

●	Moolec’s approach and goals with respect to technology;

●	Moolec’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of the COVID-19 pandemic on Moolec’s business;

●	the risks that uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect Moolec’s business, financial condition and operations, in addition to global macroeconomic indications;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to maintain the listing of the Ordinary Shares on Nasdaq following the Business Combination;

●	our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Moolec to grow and manage growth profitably following the Business Combination;

●	costs related to the Business Combination;

●	changes in applicable laws or regulations;

●	the effects of the COVID-19 pandemic on Moolec’s business;

●	the risks that uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect Moolec’s business, financial condition and operations, in addition to global macroeconomic indications;

●	ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	risk of downturns and the possibility of rapid change in the highly competitive industry in which Moolec operates;

●	the risk that Moolec and its current and future collaborators are unable to successfully develop and commercialize Moolec’s products or services, or experience significant delays in doing so;

●	the risk that the post-combination company may never achieve or sustain profitability;

●	the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk of disruption at any of Moolec’s manufacturing facilities;

●	the risk that Moolec is unable to secure or protect its intellectual property; and

●	the possibility that LightJump or Moolec may be adversely affected by other economic, business, and/or competitive factors.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of Amendment No. 2 of the Company’s Registration Statement on Form F-4 (333- 267912) filed with the Securities and Exchange Commission (the “SEC”) on December 1, 2022 (the “Form F-4”), which are incorporated by reference into this Report.

Explanatory Note

On December 30 , 2022 (the “Closing Date”), the Company consummated the transactions contemplated by that previously announced business combination agreement dated as of June 14, 2022, by and among LightJump Acquisition Corporation, a Delaware corporation (“LightJump” or the “SPAC”), Moolec Science Limited, a private limited company incorporated under the laws of England and Wales (“Moolec”), the Company, and Moolec Acquisition, Inc., a Delaware corporation (“Merger Sub”), as amended by that certain amendment No. 1 to the business combination agreement dated as of November 18, 2022 by and among LightJump, Moolec, the Company and Merger Sub (the “Business Combination Agreement”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

On or before the Closing Date, pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Ordinary Shares held by Company Shareholders were transferred and for purposes of the 1915 Law, contributed in kind to the Company, free and clear of all Liens (other than the Moolec Shareholders’ Agreements Liens that have expired on or prior to the Closing Date), and Moolec Shareholders as well as the other Company Shareholders subscribed for and, as consideration for the contribution, were issued, in accordance with the Exchange Ratio (save that the Company Ordinary Shares to be were reduced by the number of Company Ordinary Shares already held by Moolec Shareholders immediately prior to the Exchange), being a total of 32,500,000 Company Ordinary Shares. For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of the Company issued a report on the contributions in kind relating to the contribution of the Moolec Ordinary Shares prepared in accordance with article 420-10 of the 1915 Law;

●	each Moolec SAFE Holder contributed all of its rights and obligations under each Original SAFE to the Company in consideration for the issuance by the Company of a simple agreement for future equity on substantively identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law. For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of the Company issued a report on the contributions in kind relating to the contribution of the Original SAFEs prepared in accordance with article 420-10 of the 1915 Law;

●	each Moolec Shareholder ceased to be the beneficial holder of such Moolec Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), the Company will be recorded as the registered holder of all Company Ordinary Shares so exchanged and transferred and will be the legal and beneficial owner thereof;

●	immediately prior to the Merger Effective Time but after the Exchange Effective Time, each Moolec SAFE Holder subscribed for, received and became holders of issued and outstanding Company Ordinary Shares, in accordance with the respective Moolec SAFE, which included 262,260 Company Ordinary Shares; and

●	SPAC caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger Effective Time, by virtue of the Merger and the Company Requisite Approvals, subject to the Merger Auditor Report, and without any further action on the part of SPAC, Merger Sub, Company or Moolec or the holders thereunder:

●	each SPAC Common Stock issued and outstanding immediately prior to the Merger Effective Time, excluding those that had been redeemed subject to any redemption rights, were exchanged with the Company (which exchange, for purposes of the 1915 Law, shall include, for the avoidance of doubt, a contribution-in-kind of each such shares of SPAC Common Stock from the holders of SPAC Common Stock to Holdco), against the issue by the Company of new Company Ordinary Shares (such issuance, the “Merger Issuance”), under the authorized share capital of the Company (pursuant to the Company Delegate Merger Resolutions) and subscribed by the contributing holders of SPAC Common Stock by virtue of the Merger and in accordance with the 1915 Law for one validly issued and fully paid Company Ordinary Share (the “Merger Consideration”), delivered by the Company;

●	as a result of the Merger, all SPAC Common Stock ceased to be outstanding, was cancelled and ceased to exist;

●	each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share, of the Company; and

●	each SPAC Warrant that was outstanding immediately prior to the Merger Effective Time, pursuant to the SPAC Warrant Agreement, ceased to represent a right to acquire one SPAC Common Stock and was converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger Effective Time, into a right to acquire one Company Ordinary Share on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the SPAC Warrant Agreement.

Following the Merger Effective Time:

●	Moolec’s CFO was freely allotted the Key Staff Participation to satisfy the requirements under the CFO Consulting Agreement.

Prior to the Closing Date, on July 8, 2022, LightJump held a special meeting of stockholders. At the meeting, LightJump’s stockholders approved the Extension Amendment extending the date by which LightJump must consummate its initial business combination from July 12, 2022 to January 12, 2023. Public stockholders of LightJump holding 11,032,790 shares of SPAC Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $110,507,220 (approximately $10.02 per share) was removed from the Trust Account to pay such holders. Following redemptions, LightJump had 2,767,210 public stockholders of SPAC Common Stock outstanding and the aggregate amount remaining in the Trust Account as of September 30, 2022 was $28,132,922 (which includes an additional $276,721 contributed by the Sponsor in connection with the Extension).

Prior to the Closing, on December 27, 2022, in connection with the vote to approve the Business Combination Proposal and the Adjournment Proposal at LightJump’s special meeting of stockholders, certain public holders of SPAC Common Stock exercised their right to redeem 2,572,848 shares of SPAC Common Stock for cash at a redemption price of approximately $10.23 per share, for an aggregate redemption amount of approximately $26.3 million. $1,989,011 remained in the Trust Account, for the benefit of the Company, after considering the redemption amount to be paid to the redeeming public holders of SPAC Common Stock. At Closing, EarlyBird and the Company disagreed on the amount of EarlyBird Cash Fees due to EarlyBird in connection with the EarlyBird Amendment. As a result of such dispute, EarlyBird did not provide its required consent to Continental for the transfer of the outstanding funds held in the Trust Account. The remaining amount in the Trust Account continues to be held by Continental. In order to provide payment for any costs related to the dispute with EarlyBird, the Sponsor agreed to place certain Ordinary Shares owned by the Sponsor into an escrow account as soon as practicable after Closing. Such shares would be transferred to the Company in the event such costs exceed certain thresholds that have been agreed between the Sponsor and the Company.

Additionally, pursuant to the Backstop Agreement, the Sponsor exercised the right to elect to transfer Sponsor shares instead of contributing the requisite cash amount under the Backstop Agreement by transferring a total of 200,276 Sponsor shares of SPAC Common Stock to each of Union Group Ventures Limited (“UGVL”) and THEO I SCSp (“Theo”). UGVL and Theo each contributed US$4,005,520 to the Company pursuant to the terms of the Backstop Agreement and in turn the Company issued 400,552 Company Ordinary Shares to each of UGVL and Theo.

Upon consummation of the Business Combination, Moolec and LightJump became direct subsidiaries of the Company.

DEFINED Terms

In this Report:

“1915 Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.

“Backstop Agreement” means the agreement dated June 14, 2022 by and between Union Group Ventures Limited, UG Holdings, LLC, THEO I SCSp and LightJump One Founders, LLC, guaranteeing, severally but not jointly, the funding of certain amounts as set forth therein.

“Board” means the Board of Directors of the Company.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange.

“Business Combination Agreement” means the Business Combination Agreement, dated as of June 14, 2021, as amended on November 8, 2022, by and among the SPAC, Moolec, Holdco and Merger Sub.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Certificate of Merger” means the certificate of merger that SPAC caused to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL to effectuate the Merger.

“Closing” means the date upon which the Closing occurred.

“Closing Date” means December 30, 2022.

“Company” means Moolec Science SA, a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, with its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440.

“Company SAFE” means each of the simple agreement for future equity by and between Moolec and the Company SAFE Holder named therein (an “Original SAFE”) or any simple agreement for future equity between Holdco and that Company SAFE Holder issued in consideration for the contribution by the Company SAFE Holder of its rights in the Original SAFE to Holdco (in which case the Original SAFE ceased to be a “Company SAFE”) with such adjustments (if any) required under Luxembourg law.

“Continental” means Continental Stock Transfer & Trust Company, LightJump’s transfer agent and warrant agent.

“Core Company Shareholders” means BG Farming Technologies Ltd., Union Group Ventures Ltd. and Bioceres Crop Solutions Corp.

“EarlyBird Amendment” means that certain amendment dated June 14, 2022 to the engagement letter between the SPAC and EarlyBirdCapital, Inc. (“EarlyBird”) dated January 8, 2021 (as amended from time to time, the “EarlyBird Engagement Letter”).

“EarlyBird Cash Fees” means all cash fees and expenses payable to EarlyBird pursuant to the EarlyBird Engagement Letter.

“EarlyBird Share Fees” means the shares of Holdco to be issued to EarlyBird pursuant to the EarlyBird Engagement Letter.

“Exchange Agreements” means those certain Contribution and Exchange Agreements dated as of June 14, 2022 and as amended or entered into prior to the Closing by and among Holdco, the Company and each of the Company Shareholders.

“Executive Management” means members of the executive management team of the Company.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Initial Stockholders” means the Sponsor and EarlyBird (with respect to its 120,000 shares issued as nominal consideration in connection with its role as underwriter).

“IPO means LightJump’s initial public offering of units, consummated on January 12, 2021.

“Key Staff Participation” means 232,523 Holdco Ordinary Shares that were freely allotted to the Company’s Chief Financial Officer (“CFO”) in order to satisfy the Company’s obligations under the CFO’s consulting agreement and offer letter (the “CFO Consulting Agreement”).

“Merger” means the merging of Merger Sub with and into LightJump, with LightJump surviving such merger and becoming a direct wholly-owned subsidiary of the Company.

“Merger Sub” means Moolec Acquisition, Inc., a Delaware corporation.

“Moolec” means Moolec Science Limited, a private limited company incorporated under the laws of England and Wales.

“Moolec SAFE” means each of the simple agreement for future equity by and between Moolec and the Company SAFE Holder named therein (an “Original SAFE”) or any simple agreement for future equity between the Company and that Moolec SAFE Holder issued in consideration for the contribution by the Moolec SAFE Holder of its rights in the Original SAFE to the Company (in which case the Original SAFE ceased to be a “Moolec SAFE”) with such adjustments (if any) required under Luxembourg law.

“Moolec SAFE Holder” means each Person that has entered into a Moolec SAFE.

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable.

“Ordinary Shares” means the Company’s ordinary shares, with a nominal value of £0.01 per share representing the entire issued share capital of the Company.

“Public Share” means a share of SPAC Common Stock issued as part of a SPAC Unit in the IPO.

“Public Stockholders” means the holders of Public Shares that were offered as part of the IPO.

“Private Placement Warrants” means the warrants to purchase SPAC Common Stock purchased in a private placement in connection with the IPO.

“Registration Rights and Lock-Up Agreement” means that certain Registration Rights and Lock-Up Agreement entered into in connection with the Closing by and among SPAC, the Company, the Sponsor, each of the persons and entities listed on Exhibit A attached thereto and the Core Moolec Shareholders, Moolec SAFE Holders, UG Holdings, LLC and CFO, substantially in the form attached to the Business Combination Agreement as Exhibit A.

“SEC” means the U.S. Securities and Exchange Commission.

“SPAC” or “LightJump” means LightJump Acquisition Corporation, a Delaware corporation.

“SPAC Common Stock” means SPAC’s common stock, par value $0.0001 per share.

“SPAC Warrants” means warrants to purchase SPAC Common Stock as contemplated under the SPAC Warrant Agreement, with each warrant exercisable for the number of SPAC Common Stock stated in the applicable SPAC Warrant at an exercise price per SPAC Common Stock of $11.50.

“Sponsor” means LightJump One Founders, LLC, a Delaware limited liability company.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the simultaneous sale of the Private Placement Warrants.

“Warrants” means the former SPAC Warrants converted into a right to acquire one Ordinary Share on substantially the same terms as were in effect prior to the Merger and the Exchange under the terms of the Warrant Agreement.

“Warrant Amendment” means that certain Assignment, Assumption and Amendment Agreement entered into on the Closing Date by and among the Company, SPAC and Continental, as warrant agent, pursuant to which the SPAC’s obligations under the SPAC Warrant Agreement were amended and the Company assumed such obligations to give effect to the conversion of SPAC Warrants to Warrants.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

The members of our Executive Management and the Company’s Board upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of Holdco after the Business Combination,” and “Management of Moolec—Executive Officers” which is incorporated herein by reference. Immediately prior to the Closing, on the date prior to the Closing Date, the Core Company Shareholders, the sole shareholders of the Company, appointed all of the director nominees referenced in the Form F-4 as directors of the Company, effective immediately. Unless otherwise indicated in Item 7-A below, business address for each of Company’s directors and members of Executive Management is 17, Boulevard F.W. Raiffeisen L-2411 Luxembourg, Grand Duchy of Luxembourg.

B. Advisors

Linklaters LLP, U.S.,1290 Avenue of the Americas, New York, NY 10104, and Linklaters LLP, Luxembourg, 35 Avenue John F. Kennedy, P.O. Box 1107, L-1011 Luxembourg, have acted as U.S. and Luxembourg counsel, respectively, for the Company and will act as counsel to the Company following the Closing.

C. Auditors

Marcum LLP, acted as LightJump’s independent auditor for the year ended December 31, 2020 and 2021 and for the period from July 28, 2020 (inception) through December 31, 2020.

Price Waterhouse & Co. S.R.L., acted as Moolec Science Limited’s independent registered public accounting firm as of June 30, 2022 and 2021 and for the year ended June 30, 2022 and for each of the periods from January 1, 2021 through June 30, 2021 and from August 21,2020 through December 31, 2020.

In connection with the consummation of the Business Combination, the Company intends to retain Price Waterhouse & Co. S.R.L., as the Company’s independent registered public accounting firm.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma consolidated basis as of June 30, 2022, after giving effect to the Business Combination.

As of June 30, 2022 (pro forma for Business Combination)	(in thousands of USD)
Cash and cash equivalents	1,561

Total current liabilities	845
Total non-current liabilities	621
Total liabilities	1,466

Share capital	4
Additional paid-in capital	72,200
Accumulated deficit	(58,747)
Equity settled share based payment	475
Total equity	13,932

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

Item 4. Information on the Company

A. History and Development of the Company

The Company was incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022, as a public limited liability company (société anonyme) solely for the purpose of effectuating the Business Combination, which was consummated on December 30, 2022. See “Explanatory Note” for further details of the Business Combination. See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination.” The Company owns no material assets other than its interests in Moolec acquired in the Business Combination and does not operate any business. Moolec is a private limited liability company registered and incorporated under the laws of England and Wales with company registration number 12828514. See Item 5 for a discussion of Moolec’s principal capital expenditures and divestitures for the year ended June 30, 2022. There are no other material capital expenditures or divestitures currently in progress as of the date of this Report.

The mailing address of the Company’s principal executive office is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440, and its telephone number is +352 26 49 65 65. The Company’s principal website address is https://moolecscience.com/. The information contained on, or accessible through, the Company’s websites is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On December 5, 2022, the Company and LightJump furnished to its shareholders a proxy statement relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://www.moolecscience.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the Closing, the Company became the direct parent of Moolec, and conducts its business through Moolec and Moolec’s subsidiaries.

Information regarding the business of Moolec is included in the Form F-4 in the sections entitled “Business of Moolec and Certain Information about Moolec” and “Moolec Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

The following diagram shows the ownership percentages (excluding the impact of the shares underlying the Warrants) and structure of the Company immediately following the consummation of the Business Combination.

D. Property, Plants and Equipment

Information regarding the facilities of Moolec used through any service agreements is included in the Form F-4 in the section entitled “Business of Moolec and Certain Information about Moolec— Research and Development” and is incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None / Not applicable.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Business Combination, the business of the Company is conducted through Moolec, the Company’s direct, wholly-owned subsidiary, and Moolec’s subsidiaries.

The discussion and analysis of the financial condition and results of operation of Moolec is included in the Form F-4 in the section entitled “Moolec Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Executive Officers

The members of our Executive Management and the Company’s Board upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of Holdco after the Business Combination,” and “Management of Moolec—Executive Officers,” which is incorporated herein by reference. Immediately prior to the Closing, on the date prior to the Closing Date, the Core Company Shareholders, the sole shareholders of the Company, appointed all of the director nominees referenced in the Form F-4 as directors of the Company, effective immediately. The biographies of our Executive Management and the directors of the Company are set forth in the Form F-4, in the sections titled, “Management of Moolec,” “Business of LigthJump and Certain Information about LightJump — Directors and Executive Officers,” and “Management of Holdco after the Business Combination,” which are incorporated herein by reference.

B. Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of Holdco after the Business Combination—Compensation of Directors and Officers,” “Management of Moolec — Moolec Executive Officer Compensation,” and “Management of Moolec —Director Compensation,” which are incorporated herein by reference.

C. Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the sections entitled “Management of Holdco after the Business Combination,” which is incorporated herein by reference.

Following consummation of the Business Combination, the directors have been assigned committee membership as follows:

Director	Committees
Gastón Paladini	—
Jose López Lecube	—
Natalia Zang	Compensation Committee; Nominating Committee; and Audit Committee
Kyle P. Bransfield	Compensation Committee; and Audit Committee
Robert M. Bennett	Nominating Committee; and Audit Committee

As a foreign private issuer, we are permitted under Nasdaq Marketplace Rule 5615(a)(3) to follow certain Luxembourg corporate governance practices instead of the Nasdaq corporate governance rules, provided we disclose which requirements we are not following and the equivalent Luxembourg requirement. We must also provide Nasdaq with a letter from outside counsel in Luxembourg, certifying that our corporate governance practices are not prohibited by Luxembourg law. Nasdaq Listing Rules require a quorum of no less than 33 1/3% of the outstanding voting shares for a shareholders’ meeting. However, we intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the Nasdaq Listing Rules. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be, on first convening, at least one half of our issued share capital unless otherwise mandatorily required by law.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Moolec, the Company’s direct, wholly-owned subsidiary and Moolec’s subsidiaries.

Information pertaining to Moolec’s employees is set forth in the Form F-4, in the section entitled “Business of Moolec and Certain Information about Moolec — Employees,” which is incorporated herein by reference.

E. Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report.

Information about the Moolec Share Option Plan is set forth in Form F-4, in the section entitled “Business of Moolec and Certain Information about Moolec—Moolec Employee Share Plan,” which is incorporated herein by reference.

On December 28, 2022, the Company entered into an Exchange Deed of the Moolec Share Option Plan, whereby the award granted, and to be granted under the plan were adopted by the Company whereby any award granted under the plan was exchanged with an equivalent award in the Company. As of December 30, 2022, certain optionholders under the Moolec Employee Share Plan elected to exercise a total of 347,421 options each entitling them to receive one Company Ordinary Share. Certain members of the Executive Management of the Company, including Amit Dhingra, Henk Hoogenkamp and Jose López Lecube have notified the Company that they intend to exercise a total of 76,312, 89,132 and 87,196 options to purchase Ordinary Shares, respectively. It is anticipated by the Company that these shares will be issued as soon as practicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of December 30, 2022, immediately following the consummation of the Business Combination by:

●	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and members of Executive Management; and

●	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of December 30, 2022 pursuant to the exercise of Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares
Gastón Paladini(1)(2)	—	—%
Jose López Lecube(3)(4)	319,719	* %
Amit Dhingra(5)(6)	76,312	* %
Henk Hoogenkamp(7)(8)	89,132	* %
Natalia Zang(9)	—	—%
Kyle P. Bransfield(10)(11)	1,035,000	2.8%
Robert M. Bennett(12)(13)(14)	6,224,448	14.8%
All directors and executive officers as a group (seven individuals)	3,534,611	17.9%
Five Percent or More Holders:
BG Farming Technologies Ltd.(15)	14,570,000	38.8%
Union Group Ventures Limited	15,170,828	40.4%

Notes: —

*	Less than 1%

(1)	The business address of Mr. Paladini is Av. Jorge Newbery 8655, Country del Lago, lote 79, Rosario, CP2000, Santa Fe, Argentina.

(2)	Represents shares held by The Biotech Company LLC, an entity controlled by Mr. Paladini and his spouse. See Note 15 below.

(3)	The business address of Mr. López Lecube is Los Talas 301 (Ex. Av V50 s/n), BC Talar del Lago 2, lote 438, General Pacheco, Tigre, B1617 Provincia de Buenos Aires, Argentina.

(4)	Includes 87,196 options pursuant to the Moolec Employee Share Plan.

(5)	The business address of Mr. Dhingra is 4302 Whitwick Pl, College Station, Texas 77845.

(6)	Includes 76,312 options pursuant to the Moolec Employee Share Plan.

(7)	The business address of Mr. Hoogenkamp is Hoeveveld 24B, 6584GG, Molenhoek, Netherlands.

(8)	Includes 89,132 options pursuant to the Moolec Employee Share Plan.

(9)	The business address of Ms. Zang is Paseo de los Parques 6. Portal 4. 1d 28109 Alcobendas, Madrid, Spain.

(10)	The business address of Mr. Bransfield is 1425 Brickell Ave, Miami, FL 33131.

(11)	Represents shares held by UG Holdings LLC, an entity controlled by Mr. Bransfield.

(12)	The business address of Mr. Bennett is c/o LightJump One Founders, LLC 14755 Preston Road, Suite 520 Dallas, TX 75254.

(13)	Represents shares held by LightJump One Founders, LLC, an entity controlled by Mr. Bennett.

(14)	Includes 4,210,000 warrants.

(15)	The Biotech Company LLC, an entity controlled by Mr. Paladini, Moolec’s Chief Executive Officer, and Mr. Paladini’s spouse, is the beneficial owner of 20% of BG Farming Technologies Ltd. and Theo I SCSp is the beneficial owner of 80% of BG Farming Technologies Ltd.

B. Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Moolec Relationships and Related Person Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company and Moolec is included in the Form F-4 in the sections entitled “Business of Moolec and Certain Information about Moolec—Legal Proceedings” and “Business of LightJump and Certain Information about LightJump—Legal Proceedings”, respectively, and is incorporated herein by reference.

B. Significant Changes

None / Not Applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of Ordinary Shares and Warrants

The Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “MLEC” and “MLECW”, respectively. Holders of Ordinary Shares and Warrants should obtain current market quotations for their securities.

Lock-Up Agreements and Registration Rights

In connection with Closing, the Sponsor, the Company, the CFO, the Core Company Shareholders, UG Holdings, LLC, and the Company SAFE Holders entered into a Registration Rights and Lock-Up Agreement pursuant to which, the Sponsor, CFO, Core Company Shareholders and Company SAFE Holders have customary demand and piggyback registration rights in connection with the Company Ordinary Shares issued to them in the Exchange or the Merger. Additionally, the Holdco Ordinary Shares held by each party to the Registration Rights and Lock-Up Agreement, with the exception of the Company Ordinary Shares that were issued to Theo and UGVL pursuant to their cash contribution under the Backstop Agreement, will be subject to a lock-up until (i) the date that is 365 days from the Closing Date, and (ii) such date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Company Ordinary Shares for cash, securities or other property, provided that if the share price of the Company Ordinary Shares exceeds $12.00 per Company Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, the parties to the Registration Rights and Lock-Up Agreement may transfer up to 50% of the Holdco Ordinary Shares subject to the Registration Rights and Lock-Up Agreement.

Transaction Support Agreement

Information regarding the restrictions applicable to the Ordinary Shares is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combination—Transaction Support Agreement” and is incorporated herein by reference.

Backstop Agreement

Information regarding the terms of the Backstop Agreement is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combination – Backstop Agreement” and is incorporated herein by reference.

At Closing, $1,989,011 remained in the Trust Account, which triggered the obligations of the Sponsor, UGVL and Theo under the Backstop Agreement. Pursuant to the Backstop Agreement, the commitment to fund the Company of the Sponsor was $4,005,520, and the commitment to fund the Company of each of Theo and UGVL was $2,002,760. Pursuant to the Backstop Agreement, the Sponsor elected to transfer Sponsor shares of SPAC Common Stock to each of UGVL and Theo prior to the consummation of the Merger equal to the Sponsor’s commitment, with each Sponsor share of SPAC Common Stock valued at $10. Therefore, prior to the consummation of the Merger, the Sponsor transferred 200,276 shares of SPAC Common Stock to each of Theo and UGVL. Because the Sponsor elected to fulfill its obligation under the Backstop Agreement by transferring shares to each of Theo and UGVL, the required commitment to fund the Company for each of Theo and UGVL was $4,005,520. At the Closing Date, Theo and UGVL each transferred $4,005,520 to the Company and in turn, each received 400,552 newly issued Company Ordinary Shares. At the Closing Date, the parties to the Backstop Agreement entered into a Memorandum of Understanding, whereby each of the parties agreed to the terms outlined above in order to implement the Backstop Agreement.

B. Plan of Distribution

Not applicable.

C. Markets

The Ordinary Shares and Warrants are listed on Nasdaq Global Market under the symbols “MLEC” and “MLECW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

The Company is authorized to issue five hundred billion (500,000,000,000) Ordinary Shares.

As of December 30, 2022, subsequent to the Closing of the Business Combination, there were 37,560,249 Ordinary Shares outstanding and issued. There were also 11,110,000 Warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of $11.50 per share.

B. Memorandum and Articles of Association

The amended and restated articles of association of the Company dated as of December 29, 2022, are included as Exhibit 1.1 to this Report. The description of the articles of association of the Company contained in the Form F-4 in the section entitled “Description of Holdco’s Securities” is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement is included in the Form F-4 in the section entitled “The Business Combination Agreement” which is incorporated herein by reference.

Other Agreements

The description of other material agreements relating to the Business Combination is included in the Form F-4 in the section entitled “Certain Agreements Related to the Business Combination” which is incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Grand Duchy of Luxembourg.

E. Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the sections entitled “Material Luxembourg Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations,” which are incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

From the annual net profits of the Company, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be mandatory as soon and as long as the aggregate amount of the Legal Reserve amounts to 10% of the amount of the share capital of the Company. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders in proportion to the number of Ordinary Shares they hold in the Company.

The Board may resolve that the Company pay out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and the Company’s articles of association. The Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and the Company’s articles of association. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to the Company’s accounts.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first six-month period of our fiscal year. Information filed with or furnished to the SEC by us will be available on our website. On December 5, 2022, the Company and LightJump furnished to its shareholders a proxy statement relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The information set forth in the section entitled “Moolec Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The condensed unaudited financial statements of LightJump are incorporated by reference to pages F-2 to F-23 in the Form F-4.

The audited financial statements of LightJump are incorporated by reference to pages F-24 to F-43 in the Form F-4.

The audited consolidated financial statements of Moolec as of June 30, 2022 and 2021 and for the year ended June 30, 2022 and for each of the periods from January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020 are incorporated by reference to pages F-44 to F-68 in the Form F-4.

The unaudited pro forma condensed combined financial information of the Company is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 19. Exhibits

EXHIBIT INDEX

Exhibit No.	Description
1.1 *	Amended and Restated Articles of Association of the Company, dated as of December 29, 2022.
2.1	Specimen Ordinary Share Certificate of Moolec Science SA (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
2.2	Specimen Warrant Certificate of Moolec Science S.A. (included as Exhibit A to Exhibit 2.5).
2.3	Warrant Agreement, dated January 12, 2021, by and between LightJump Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.4	Subscription Agreement for Private Warrants by LightJump One Founders, LLC (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.5*	Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between LightJump Acquisition Corporation, Moolec Science SA and Continental Stock Transfer & Trust Company, dated as of December 30, 2022.
4.1#	Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.2#	First Amendment to the Business Combination Agreement, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on November 21, 2022).
4.3	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.4	Transaction Support Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, LightJump One Founders, LLC, Moolec Science Limited, Moolec Science SA and others (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.5	Registration Rights Agreement, dated as of January 12, 2021, by and between LightJump Acquisition Corporation and other investors ((incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
4.6*	Registration Right and Lock-Up Agreement, dated December 30, 2022, by and among, Moolec Science SA, LightJump One Founders, LLC, BG Farming Technologies Ltd., Union Group Ventures Ltd., Bioceres Crop Solutions Corp., THEO I SCSp, Serenity Traders LTD., UG Holdings, LLC, Robert M. Bennett and Jose López Lecube.
4.7	Backstop Agreement (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.8*	Memorandum of Understanding on the Backstop Agreement, dated as of December 30, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA, UG Holdings, LLC, Union Group Ventures Limited, THEO I SCSp and LightJump One Founders, LLC.
4.9	Amendment to Business Combination Marketing Agreement, dated June 14, 2022 between LightJump Acquisition Corporation and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to LightJump Acquisition Corporations’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.10	Consulting Agreement, dated as of June 18, 2021 by and between Moolec Science Limited and Jose López Lecube (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
4.11	Employment Letter Agreement, dated as of July 15, 2022 by and between Moolec Science Limited and Jose López Lecube (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
99.1*	Unaudited pro forma condensed combined financial information of the Company

*	Filed herewith
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

MOOLEC SCIENCE SA

January 6, 2023	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer