Form 20-F
period 2023-06-30
Moolec Science SA
filed 2023-10-30
CIK 1937737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934   For the

transition period from ________________ to ________________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: __________

Commission file number: 001-41586

Moolec Science SA
(Exact name of Registrant as specified in its charter)

Grand Duchy of Luxembourg
(Jurisdiction of incorporation)

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B268440

+352 26 49 65 65

(Address of principal executive offices)

Florencia Bottero

Legal Counsel

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

legal@moolecscience.com

+54 341 486 1100

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Matthew S. Poulter

Pierre-Emmanuel Perais

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Phone: (212) 903-9000

Fax: (212) 903-9100

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, with nominal value of US$0.01 per share	MLEC	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 37,563,768 ordinary shares were issued and outstanding as of June 30, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes         ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes         ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes         ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes         ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17         ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes         ☒ No

i

ABOUT THIS ANNUAL REPORT

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “Moolec” and “Moolec Science” refers to Moolec Science SA and its subsidiaries. “Moolec Limited” refers to Moolec Science Limited.

SELECTED DEFINITIONS

The following terms used in this Annual Report are defined below, unless where context otherwise requires:

“1915 Law” means the Luxembourg law of August 10, 1915 on commercial companies, as amended.

“Agreement on Funds Flow” means the Agreement on Funds Flow, dated as of December 30, 2022, among LightJump Acquisition Corporation, LightJump One Founders, LLC, Moolec Limited, Moolec Acquisition, Inc. and Moolec.

“Articles” means the articles of association of Moolec, as amended and restated from time to time.

“Backstop Agreement” means the backstop agreement dated June 14, 2022 by and between UGVL, UG Holdings, LLC, Theo and the Sponsor, guaranteeing, severally but not jointly, the funding of certain amounts as set forth therein and complemented by the memorandum of understanding dated December 30, 2022 in connection thereto.

“Bioceres” means Bioceres Crop Solutions Corp.

“BIOX Supply Agreement” means the HB4 soy supply agreement to be entered into by Moolec and Bioceres pursuant to the MOU dated October 15, 2023.

“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the Merger and the Exchange.

“Business Combination Closing” means the time when the closing of the Business Combination occurred pursuant to the Business Combination Agreement.

“Business Combination Closing Date” means December 30, 2022.

“Business Combination Proposal” means the proposal to approve the adoption of the Business Combination Agreement and the Business Combination.

“Certificate of Merger” means the certificate of merger that LightJump caused to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL to effectuate the Merger.

“Company Core Shareholders” means BG Farming Technologies Ltd., UGVL and Bioceres Crop Solutions Corp.

“Continental” means Continental Stock Transfer & Trust Company, transfer agent and warrant agent of Moolec.

“DGCL” means the Delaware General Corporation Law.

“Earlybird” means EarlyBirdCapital, Inc.

“Exchange” means the transactions contemplated in the Business Combination Agreement that occurred at the Exchange Effective Time, including the contribution by each Moolec Limited Shareholder of its respective Moolec Limited Ordinary Shares to Moolec in exchange for an Ordinary Share of Moolec.

“Exchange Agreements” means those certain Contribution and Exchange Agreements dated as of June 14, 2022 and as amended or entered into prior to the Business Combination Closing by and among the Company, Moolec and each of the Moolec Limited Shareholders.

“Exchange Effective Time” means the time at which the issuance of the new Ordinary Shares pursuant to Moolec delegate resolutions was effective on the Business Combination Closing, which was the effective time of the contribution and exchange of the Moolec Ordinary Shares held by the Moolec Limited Shareholders and exchanged for Ordinary Shares, as applicable and as contemplated under the Exchange Agreements, and which occurred immediately prior to the Merger Effective Time.

“Exchange Ratio” has its meaning defined in the Business Combination Agreement.

“FDA” means the U.S. Food and Drug Administration.

“GLA” means gamma-linoleic acid.

“GM” means genetically modified.

“GMOs” means genetically modified organisms.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB”).

“Insud” means Grupo Insud.

“Insud Convertible Note” means the convertible note issued by Moolec to Insud pursuant to the note purchase agreement dated October 15, 2023.

“IPO” means LightJump’s initial public offering of units, consummated on January 12, 2021.

“Key Shareholders” means BG Farming Technologies Limited, Union Group Ventures Ltd., Bioceres, Theo I SCSp, José Lopez Lecube, LightJump One Founders, LLC, Serenity Traders Limited, UG Holdings, LLC, EarlyBirdCapital Inc. and its related parties.

“Key Staff Participation” means the 232,523 Ordinary Shares that were freely allotted to Moolec’s CFO in order to satisfy the Moolec’s obligations under the CFO Consulting Agreement.

“LightJump” means LightJump Acquisition Corporation.

“LightJump Common Stock” means LightJump’s common stock, par value US$0.0001 per share.

“LightJump Warrant Agreement” means the warrant agreement, between LightJump and Continental, dated as of January 12, 2021.

“LightJump Warrants” means the warrants to purchase LightJump Common Stock as contemplated under the LightJump Warrant Agreement, with each warrant exercisable for the number of LightJump Common Stock stated in the applicable LightJump Warrant at an exercise price per LightJump Common Stock of US$11.50.

“Merger” means the merging of Merger Sub with and into LightJump, with LightJump surviving such merger and becoming a direct wholly-owned subsidiary of Moolec.

“Merger Auditor Report” has its meaning defined in the Business Combination Agreement.

“Merger Effective Time” means such time as the Certificate of Merger was duly filed with the Secretary of State of the State of Delaware or at such later time as may have been agreed by Moolec and LightJump in writing and specified in the Certificate of Merger in accordance with the DGCL.

“Merger Sub” means Moolec Acquisition, Inc.

“Moolec Core Shareholders” means BG Farming Technologies Ltd., UGVL and Bioceres.

“Moolec Limited SAFE” means each of the simple agreement for future equity by and between Moolec and Moolec SAFE Holder named therein (an “Original SAFE”) or any simple agreement for future equity between Moolec and that Moolec Limited SAFE Holder issued in consideration for the contribution by the Moolec Limited SAFE Holder of its rights in the Original SAFE to Moolec (each a “Moolec SAFE”) (in which case the Original SAFE ceased to be a “Moolec Limited SAFE”) with such adjustments required under Luxembourg law.

“Moolec Limited SAFE Holder” means each Person that has entered into a Moolec Limited SAFE.

“Moolec Limited Shareholders” means the holders of all of the Moolec Ordinary Shares and all other shares being Equity Interest as of immediately prior to the Exchange Effective Time.

“Moolec Requisite Approvals” means HoldCo Requisite Approvals, as defined in the Business Combination Agreement.

“Moolec SAFE” means each of the simple agreement for future equity by and between Moolec and Moolec SAFE Holder named therein (an “Original SAFE”) or any simple agreement for future equity between Moolec and that Moolec SAFE Holder issued in consideration for the contribution by Moolec SAFE Holder of its rights in the Original SAFE to Moolec (in which case the Original SAFE ceased to be a “Moolec SAFE”) with such adjustments required under Luxembourg law.

“MOU” means the binding memorandum of understanding dated October 15, 2023 by and between Moolec and Bioceres.

“Nasdaq” means Nasdaq Stock Market LLC.

“Nomura” means Nomura Securities International, Inc.

“Nomura Purchase Agreement” means the share purchase agreement, dated as of April 14, 2023, by and between Moolec and Nomura.

“Nomura Registration Rights Agreement” means the registration rights agreement, between Moolec and Nomura, dated as of April 14, 2023.

“Ordinary Shares” means Moolec’s ordinary shares, each having a nominal value of US$0.01.

“Piggy Sooy” means a brand registered by us, in the U.S. and Argentina.

“Private Warrants” means the warrants to purchase LightJump Common Stock purchased in a private placement in connection with the IPO.

“Share Fee” means a number of Moolec Limited Ordinary Shares equal to US$2,000,000 divided by the lesser of the volume weighted average price of the Moolec Limited Ordinary Shares for the ten trading days preceding the six-month anniversary of the Business Combination Closing Date, and US$10.00, up to a maximum of 600,000 shares, to be issued by Moolec Limited to EarlyBird.

“Sponsor” means LightJump One Founders, LLC, a Delaware limited liability company.

“Theo” means THEO I SCSp.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the simultaneous sale of the Private Warrants.

“UGVL” means Union Group Ventures Limited.

“ValoraSoy” or “ValoraSoy Food Ingredients” means ValoraSoy S.A., a company incorporated in Argentina.

“ValoraSoy Acquisition” means our acquisition of ValoraSoy on April 24, 2023.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of armed conflict in Israel and Gaza, in addition to the Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions;

●

general economic, financial, business and political conditions in Latin America — including in Argentina, as a result of the presidential, provincial and congressional elections which will take place on November 19, 2023;

●	our financial performance;

●	our ability to maintain the listing of the Ordinary Shares or warrants on Nasdaq;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our ability to develop and launch new products and services;

●	our ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the availability of raw materials used in our products and our ability to source such raw materials;

●	our ability to grow our business in a cost-effective manner;

●	our product development timeline and expected research and development (“R&D”);

●	our ability to commercialize the products developed in our R&D center, acquired as a result of the ValoraSoy Acquisition;

●	the implementation, market acceptance and success of our business model;

●	developments and projections relating to our competitors and industry;

●	our approach and goals with respect to technology;

●	our expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact any global viral pandemic on our business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations.

MARKET AND INDUSTRY DATA

This annual report on Form 20-F industry data, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets (collectively, “Industry Analysis”). Such information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s judgment where information is not publicly available.

Industry publications, tailormade industry reports, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this annual report on Form 20-F. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

This annual report on Form 20-F contains references to our trademarks and to trademarks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this annual report, including logos, artwork and other visual displays may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend our use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

The Business Combination.

On December 30, 2022, the Business Combination Closing Date, we consummated the transactions contemplated by the Business Combination Agreement. On or before the Business Combination Closing Date, pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Limited Ordinary Shares held by Moolec Limited Shareholders were transferred and for purposes of the 1915 Law, contributed in kind to Moolec, free and clear of all Liens (other than the Moolec Limited Shareholders’ Agreements Liens that have expired on or prior to the Business Combination Closing Date), and Moolec Limited Shareholders subscribed for and, as consideration for the contribution, were issued, in accordance with the Exchange Ratio (save that the Ordinary Shares to be were reduced by the number of Ordinary Shares already held by Moolec Limited Shareholders immediately prior to the Exchange), being a total of 32,500,000 Ordinary Shares. For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of Moolec issued a report on the contributions in kind relating to the contribution of the Moolec Ordinary Shares prepared in accordance with article 420-10 of the 1915 Law;

●	each Moolec Limited SAFE Holder contributed all of its rights and obligations under each Original SAFE to Moolec in consideration for the issuance by Moolec of a simple agreement for future equity on substantively identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law. For Luxembourg law purposes, a Luxembourg independent auditor (réviseur d’entreprises) of Moolec issued a report on the contributions in kind relating to the contribution of the Original SAFEs prepared in accordance with article 420-10 of the 1915 Law;

●	each Moolec Limited Shareholder ceased to be the beneficial holder of such Moolec Limited Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), Moolec was recorded as the registered holder of all Moolec Limited Ordinary Shares so exchanged and transferred and is the legal and beneficial owner thereof;

●	immediately prior to the Merger Effective Time but after the Exchange Effective Time, each Moolec Limited SAFE Holder subscribed for, received and became holder of Ordinary Shares, in accordance with the respective Moolec Limited SAFE, which included 262,260 Ordinary Shares; and

●	LightJump caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger Effective Time, by virtue of the Merger and Moolec Requisite Approvals, subject to the Merger Auditor Report, and without any further action on the part of LightJump, Merger Sub, Moolec or Moolec Limited or the holders thereunder:

●	each LightJump Common Stock issued and outstanding immediately prior to the Merger Effective Time, excluding those that had been redeemed subject to any redemption rights, were exchanged with Moolec (which exchange, for purposes of the 1915 Law, included, for the avoidance of doubt, a contribution-in-kind of each such shares of LightJump Common Stock from the holders of LightJump Common Stock to Moolec), against the issue by Moolec of new Ordinary Shares (such issuance, the “Merger Issuance”), under the authorized share capital of Moolec (pursuant to Moolec delegate merger resolutions) and subscribed by the contributing holders of LightJump Common Stock by virtue of the Merger and in accordance with the 1915 Law for one validly issued and fully paid Ordinary Share, delivered by Moolec;

●	as a result of the Merger, all LightJump Common Stock ceased to be outstanding, was cancelled and ceased to exist;

●	each share of common stock, par value US$0.01, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value US$0.01 per share, of LightJump; and

●	each LightJump Warrant that was outstanding immediately prior to the Merger Effective Time, pursuant to the LightJump Warrant Agreement, ceased to represent a right to acquire one LightJump Common Stock and was converted in accordance with the terms of such LightJump Warrant Agreement, at the Merger Effective Time, into a right to acquire one Ordinary Share on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the LightJump Warrant Agreement.

Following the Merger Effective Time:

●	Moolec Limited’s CFO was freely allotted the Key Staff Participation to satisfy the requirements under the Consulting Agreement dated June 18, 2021, between Jose López Lecube and Moolec Limited.

Prior to the Business Combination Closing Date, on July 8, 2022, LightJump held a special meeting of stockholders. At the meeting, LightJump’s stockholders approved the Extension Amendment extending the date by which LightJump must consummate its initial business combination from July 12, 2022 to January 12, 2023. Public stockholders of LightJump holding 11,032,790 shares of LightJump Common Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, $110,507,220 (approximately US$10.02 per share) was removed from the Trust Account to pay such holders. Following redemptions, LightJump had 2,767,210 public stockholders of LightJump Common Stock outstanding and the aggregate amount remaining in the Trust Account as of September 30, 2022 was $28,132,922 (which includes an additional US$276,721 contributed by the Sponsor in connection with the Extension).

Prior to the Business Combination Closing, on December 27, 2022, in connection with the vote to approve the Business Combination Proposal and the Adjournment Proposal at LightJump’s special meeting of stockholders, certain public holders of LightJump Common Stock exercised their right to redeem 2,572,848 shares of LightJump Common Stock for cash at a redemption price of approximately US$10.23 per share, for an aggregate redemption amount of approximately US$26.3 million. Accordingly, US$1,989,011 remained in the Trust Account, for the benefit of Moolec, after considering the redemption amount to be paid to the redeeming public holders of LightJump Common Stock.

Additionally, pursuant to the Backstop Agreement, the Sponsor exercised the right to elect to concede Sponsor shares instead of contributing the requisite cash amount under the Backstop Agreement by conceding a total of 200,276 Sponsor shares of LightJump Common Stock to each of UGVL and Theo. UGVL and Theo each contributed US$4,005,520 to Moolec pursuant to the terms of the Backstop Agreement and in turn Moolec issued 400,552 Ordinary Shares to each of UGVL and Theo.

Upon consummation of the Business Combination, Moolec Limited and LightJump became direct subsidiaries of Moolec.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Moolec Science SA, which we refer to in this annual report as “Moolec,” was incorporated on May 23, 2022 as a public limited liability company (societé anonyme) governed by the laws of the Grand Duchy of Luxembourg. Moolec was formed in connection with the Business Combination and to become the holding company of Moolec Science Limited, which we refer to in this annual report as “Moolec Limited,” and Light Jump Acquisition Corporation. Until the closing of the Business Combination on December 30, 2022, Moolec had not commenced its operations and had only nominal assets and liabilities and no material contingent liabilities or commitments. See “Introductory Note—The Business Combination.”

We present in this annual report the audited consolidated financial statements of Moolec as of June 30, 2023 and 2022 and for the years ended June 30, 2023 and 2022 and each of the periods from January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020 which were prepared in accordance with IFRS, as issued by the IASB.

The consolidated financial information of Moolec contained in this annual report is derived from Moolec’s audited consolidated financial statements as of June 30, 2023 and 2022 and for the years ended June 30, 2023 and 2022 and each of the periods from January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of Moolec included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on June 30th. References in this annual report to a fiscal year relate to our fiscal year ended June 30, 2023.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable.

B. Advisors

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A. Offer Statistics

Not applicable.

B. Method and Expected Timetable

Not applicable.

ITEM 3. KEY INFORMATION

A. [RESERVED]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risk factors apply to our business and operations. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, projections, cash flows, financial condition and results of operations. You should carefully consider the following risk factors in addition to the other information included in this report, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition.

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully below.

Risks Relating to Our Business and Operations include:

We are subject to the following risks in respect of our business and our strategy:

●	we are an early-stage company with a history of losses and we may not achieve or maintain profitability;

●	we have a limited operating history, which makes it difficult to evaluate our current business and prospect and may increase the risk of investment;

●	price increases and shortages of raw materials could adversely affect our results of operations;

●	our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business;

●	we expect that our future revenue depends on the success of our technologies, including our extrusion, fermentation, molecular farming and other technologies, and we have limited data on the performance of such technologies to date. Accordingly, the development of our products depends on assumptions we make in respect of the performance of such technologies, which are inherently uncertain;

●	we may face difficulty servicing our indebtedness, including the convertible note issued to Insud and the convertible note that we expect to issue to Bioceres;

●	conversion of the convertible notes that we have issued and expect to issue would increase the number of ordinary shares and result in dilution to shareholders;

●	we will likely require additional financing to achieve our goals, and failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing, development and other operations;

●	we may face difficulties implementing our inorganic growth strategy, including not identifying suitable targets and in respect of integrating the operations of the business we have acquired or expect to acquire in the future;

●	we may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances;

●	if we fail to effectively utilize or expand our manufacturing and production capacity or commercialize or license our intellectual property, our business and operating results and our brand reputation could be harmed;

●	we do not operate out of privately owned research facilities and our research capabilities are subject to lease and service agreements with private companies and research universities;

●	our current operations could depend on third-party agreements for necessary supplies in order to develop and scale our production and increase our stock of seed or raw materials required for our product development;

●	currently, we do not have a significant customer base for our molecular farming derived products, and our inability to expand such customer base could negatively impact our sales and profitability;

●	we face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do;

●	to compete effectively, we must introduce existing and new products that achieve market acceptance and improve the output of our technology;

●	collaboration agreements we may seek to enter into with third parties may not be accomplished or successful;

●	the successful commercialization of our products depends significantly on our ability to produce high-quality products cost-effectively on a large scale and to accurately forecast demand for our products. In addition, we also depend on regulatory approvals to successfully market our products;

●	our products are subject to specific measures with regard to their maintenance in storage;

●	the successful commercialization of our products may face challenges from public perceptions of plant and strain engineered products (GMOs) in addition to facing ethical, legal, environmental, health and social concerns;

●	market perception, consumer habits and preferences for our products are difficult to predict and may adversely affect our business;

●	consumer preferences for our products are difficult to predict and may change, and if we are unable to respond quickly to new trends, our business may be adversely affected;

●	our business activities are currently conducted in a limited number of locations, which make us susceptible to damage or business disruptions caused by natural disasters, climatic variations, disease or pests, or acts of vandalism, which could lower the expected yield and delay the production and product candidates;

●	if our genetically engineered plants or strains do not express and produce a sufficient yield of an animal protein, or any animal protein at all, we may not be able to market our products in a timely manner or successfully compete, or operate our business;

●	if we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business;

●	food safety and food-borne illness incidents or advertising or product mislabeling may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our products;

●	if we are sued for defective products and if such lawsuits were determined adversely to us, we could be subject to substantial damages, for which insurance coverage may not be available;

●	our brand has limited awareness among the general public;

●	if we fail to develop our technology or products and to develop our brand, our business prospects could adversely be affected;

●	we rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may impair our ability to operate our business effectively;

●	disruptions in the global economy, including high rates of inflation, the armed conflict in Israel and Palestine, Russia’s invasion of Ukraine and the impact of pandemics, epidemics or disease outbreaks may adversely affect our business, results of operations and financial condition; and

●	economic and political developments in Argentina, including regulations and restrictions, inflation and government controls may adversely affect the economy and our financial condition and results of operations.

Risks Relating to Our Industries

We are subject to the following risks in respect of our industries:

●	the overall agricultural, nutraceutical and food ingredient industries are susceptible to commodity price changes and we are exposed to market risks from changes in commodity prices;

●	we are subject to industry-specific risks, which could adversely affect our operating results; and

●	climate change and adverse weather conditions may negatively affect our business and operations.

Risks Related to Our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could materially adversely affect our technology and harm our business;

●	we and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate;

●	biotechnology patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position;

●	we will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we have sought protection;

●	we may be unsuccessful in developing, licensing or acquiring intellectual property rights that may be required to develop and commercialize our future products; and

●	we may infringe intellectual property unknowingly and unintentionally affecting our reputation and our future plans for our products and competitiveness.

Risks Relating to Laws and Regulation

We are subject to the following risks in respect of the relevant laws and regulation:

●	the regulatory environment in the United States for our current and potential future products is evolving and may change in the future, negatively impacting the speed and cost to launch our potential future products;

●	the regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how our products will be regulated;

●	government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability;

●	we may use biological materials in our business and are subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

●	tax, legislative or regulatory initiatives, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition;

●	we are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws;

●	failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar laws associated with our activities in other jurisdictions could subject us to penalties and other adverse consequences;

●	the JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies; and

●	we are an early-stage multinational company, operating in several jurisdictions and we may omit any labor or civil registration law due to lack of qualified personnel.

Risks Relating to the Company

We are subject to the following risks in respect of our operating as a public company:

●	we will incur increased costs as a result of operating as a public company whose shares are listed on the Nasdaq, and its management will devote substantial time to new compliance initiatives;

●	our management has limited experience in operating a public company;

●	as we became a publicly traded company by virtue of a Business Combination, as opposed to an underwritten initial public offering, the process did not use the services of one or more underwriters which resulted in less diligence being conducted; and

●	the resignation of Nomura as our exclusive financial advisor may indicate that it is unwilling to be associated with the disclosure in SEC filings and the underlying business analysis related to the Business Combination.

Additional Risks Relating to Our Securities

Our shareholders are subject to the following risks:

●	sales of a substantial number of our securities in the public market by our existing securityholders, including the Key Shareholders, management and Nomura (pursuant to the Nomura Purchase Agreement), could cause the price of our Ordinary Shares and warrants to decrease significantly;

●	there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market;

●	the price of our securities may be volatile, and their value may decline;

●	our warrants are exercisable for our Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders;

●	a market for our securities may not continue, which would adversely affect the liquidity and price of its securities;

●	if securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline; and

●	we do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

Risks Relating to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

●	as a “foreign private issuer,” we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must disclose. This may limit the information available to holders of the Ordinary Shares;

●	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses, and this would subject us to GAAP reporting requirements which may be difficult for us to comply with;

●	we are organized under the laws of the Grand Duchy of Luxembourg and a substantial amount of our assets are not located in the United States, and it may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Board in the United States;

●	Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws;

●	the rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and our ability to conduct equity financings; and

●	non-Luxembourg resident holders of Ordinary Shares could be subject to adverse income tax consequences in the Grand Duchy of Luxembourg.

Risks Relating to U.S. Tax

●	we believe we likely were a passive foreign investment company for U.S. federal income tax purposes for our taxable year ending June 30, 2023, and may be classified as a PFIC for our current taxable year or future taxable years which could subject U.S. holders of the Ordinary Shares to adverse U.S. federal income tax consequences.

Risks Related to Our Business and Operations

We are an early-stage company with a history of losses and we may not achieve or maintain profitability.

Our net losses for the year ended June 30, 2023 were US$51,788,880. As of June 30, 2023, we had an accumulated deficit of US$58,623,123. We will need to generate significant revenues to achieve profitability, and we may not be able to achieve and maintain profitability in the near future or at all. Our future success will depend, in part, on our ability to grow revenue associated with further R&D, production partnerships and direct sale to distributors and food producers. The net losses we incur may fluctuate significantly from year-to-year such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We cannot ensure that we will generate increased revenues, successfully commercialize products or generate revenue from licensing needed to attain a level of profitable operations. Based on our history of losses we do not expect that we will be able to fund our longer-term capital and liquidity needs through our cash balances and operating cash flow alone. Our current source of investment comes mainly from our shareholders, BG Farming Technologies Ltd. and Union Group International Holdings Limited, and is related to our ability to obtain third party funds. To fund our longer-term capital and liquidity needs, we expect we will need to secure additional capital. Our business plan and financing needs are subject to change depending on, among other things, the success of our efforts to grow revenue and our efforts to continue to effectively manage expenses.

We have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risk of investment.

We are an early-stage food-technology company with a limited operating history that to date has been focused primarily on R&D, conducting scientific research to develop our products, field trials, pursuing initial commercialization efforts and building our management team. Investment in food technology development is a highly speculative endeavor. It entails substantial upfront R&D investment and there is significant risk that we will not be able to insert the genes in a particular plant to express a desired trait, or, once modified, we will not be able to replicate that trait across entire crops in order to commercialize the product candidate. Moreover, the regulatory pathway for our product candidates can be uncertain and could add significant additional cost and time to development and may ultimately be unsuccessful.

Our limited operating history may make it difficult to evaluate our current business and our prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, gaining market acceptance of the products made using our plant Molecular Farming, managing a complex regulatory landscape and developing new product candidates.

In respect to scientific research to develop our products, we may also face challenges in scaling our supply chain in a cost-effective manner, as we will likely rely on contracting with third parties to bring our products to market. In addition, there is limited crushing and processing capacity for our soybean-based and pea-based products which could restrict our ability to scale production of these products. We may be required to adjust our current operating model in order to efficiently scale our operations. We may not be able to fully implement or execute our business strategy or realize, in whole or in part within our expected time frames, the anticipated benefits of our growth strategies.

Price increases and shortages of raw materials could adversely affect our results of operations.

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed in our crushing and ingredients development facility, such as soybean. Factors such as changes in the global or regional levels of supply and demand, weather conditions, seasonal fluctuations, shortages or interruptions, changes in global climates and government regulations could substantially impact the price of raw materials. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, a substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on our business, financial condition and results of operations.

Our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business.

We are required to produce inventories of certain of our products (mainly seeds and biologicals) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately result in inventory write-offs, which could have a material adverse effect on our business, results of operations and financial condition.

We expect that our future revenue depends on the success of our technologies, including our extrusion, fermentation, molecular farming and other technologies, and we have limited data on the performance of such technologies to date. Accordingly, the development of our products depends on assumptions we make in respect of the performance of such technologies, which are inherently uncertain.

Except for GLASO and SPC which are approved for cultivation and commercialization in certain jurisdictions, we do not currently have any products or technologies approved for sale and we are still in the early stages of development. To date, we have limited data on the ability of our technologies, which consist of developing a nuclear stable transformation of a crop to express an animal protein within the protein bodies of the seed in order to produce a product consisting not only of the target protein but the plant protein as well, towards which we have devoted substantial resources to date.

We may not be successful in developing our technologies in a manner sufficient to support our expected scale-ups and future growth, or at all. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the development of technologies designed to enable us to market industrial-scale manufacturing processes. We cannot guarantee that we will be successful in developing these technologies on the timeline we expect, or at all, and we may not be able to achieve our anticipated growth, revenues or profitability needed to continue our operations. If we are able to successfully develop our technologies, we cannot ensure that we will obtain regulatory approval or that, following approval, upon commercialization our technologies will achieve market acceptance. Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects. See “Business—Products—Development Timelines.”

We may face difficulty servicing our indebtedness, including the convertible note issued to Insud and the convertible note that we expect to issue to Bioceres.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

We may elect to make in-kind interest payments under the notes issued to Insud through its affiliate INVIM Corporativo S.L., and to be issued to Bioceres, which will be capitalized, however, if we elect not to convert the notes the convertible notes into ordinary shares at maturity, we will be required to pay the principal thereof in cash. Our ability to refinance the convertible notes will depend on the financial markets and our financial condition at such time.

Conversion of the convertible notes that we have issued and expect to issue would increase the number of ordinary shares and result in dilution to shareholders.

On October 15, 2023, we issued to Insud an aggregate principal amount of US$10 million convertible notes, pursuant to a note purchase agreement among us and Insud, the holders from time to time party thereto. In addition, on October 15, 2023, we entered into a binding memorandum of understanding with Bioceres to issue a convertible note in an aggregate principal amount of equivalent to approximately 15,000 tons of HB4® soy option to upsize for an additional 15,000 tons.

The convertible notes we have issued to Insud and the convertible notes we expect to issue to Bioceres may be converted into our ordinary shares. The issuance of a substantial number of additional ordinary shares upon conversion of the notes that we have issued and expect to issue will result in dilution to the then existing holders of our ordinary shares and will increase the number of ordinary shares in the public market. Sales of substantial numbers of such ordinary shares in the public market could adversely affect the market price of our ordinary shares.

We will likely require additional financing to achieve our goals, and failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing, development and other operations.

We believe that we will continue to expend substantial resources for the foreseeable future as we expand into additional markets we may choose to pursue. These expenditures are expected to include costs associated with R&D, the acquisition or expansion of manufacturing and supply capabilities, as well as the marketing and selling of new products. In addition, other unanticipated costs may arise.

Our operations may change because of factors that are currently unknown to us, and we may need to seek additional funds sooner than planned, including through public equity or debt financings or other sources, such as the issuance of convertible notes or strategic collaborations. Such financing may result in dilution to our existing shareholders, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

●	the number and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;

●	the expenses associated with our marketing initiatives;

●	investment in manufacturing to expand manufacturing and production capacity;

●	the costs required to fund domestic and international growth;

●	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

●	any lawsuits related to our products or team that may be commenced against us;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company; and

●	the timing, receipt and amount of sales of future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may be required to:

●	delay, limit, reduce or terminate our manufacturing, research and development activities or growth and expansion plans; and

●	delay, limit, reduce or terminate the expansion of sales and marketing capabilities or other activities that may be necessary to generate revenue and increase profitability.

We may face difficulties implementing our inorganic growth strategy, including not identifying suitable targets and in respect of integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business, such as the ValoraSoy Acquisition. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes. In addition, we may be unable to retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. Further, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances.

We plan to selectively partner, in-license or acquire key enabling technologies and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We currently have one such licensing agreement with Arcadia Biosciences, Inc. for the commercialization in the United States of GLA, which expires at the end of 2023 and which we expect to be extended for one year. However, we may not be able to identify additional suitable targets or make acquisitions under satisfactory conditions, in particular on satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions in the context of existing operations.

If we acquire businesses within promising markets or which hold promising technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. The integration process of any newly acquired company may be complex, costly and time-consuming, and our failure to successfully complete this process could have an adverse effect on our business, financial condition and operating results. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

●	failure of the business to perform as planned following the acquisition or achieve anticipated revenue or profitability targets;

●	delays, unexpected costs or difficulties in completing the integration of acquired companies or assets;

●	higher than expected costs, lower than expected cost savings or synergies and/or a need to allocate resources to manage unexpected operating difficulties;

●	difficulties assimilating the operations and personnel of acquired companies into our operations;

●	diversion of the attention and resources of management or other disruptions to current operations;

●	the impact on our or an acquired business’ internal controls and compliance with legal requirements;

●	retaining key customers, suppliers and key personnel;

●	retaining and obtaining required regulatory approvals, licenses and permits;

●	operating risks inherent in the acquired business and our business;

●	lower than anticipated demand for product offerings by us or our licensees; and

●	unanticipated issues, expenses and liabilities.

We may also encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

Completed acquisitions may result in additional goodwill and/or an increase in other intangible assets on our balance sheet. We are required annually, or if impairment indicators exist, to assess goodwill and other intangible assets to determine if impairment has occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and their recoverable amount in the period the determination is made. We cannot accurately predict the amount and timing of any potential future impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be a material adverse effect on our financial condition and results of operations.

If we fail to effectively utilize or expand our manufacturing and production capacity or the commercialize or license our intellectual property, our business and operating results and our brand reputation could be harmed.

If we do not have sufficient capacity to meet our customers’ demands and to satisfy increased demand, we will need to expand our operations, supply and manufacturing capabilities. However, there is risk in our ability to effectively scale production processes and effectively manage our supply chain requirements. As we continue to scale our production, we must accurately forecast demand for our products in order to ensure we have adequate available manufacturing capacity. We currently do not know what impact any current supply chain disruptions, including but not limited to labor shortages, consumer demand, challenges related to Russia’s invasion of Ukraine, challenges related to the conflict in Israel and Palestine, or export restrictions will have on our business. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) in order to meet the demand for our products, which could prevent us from meeting increased customer demand and harm our brand and our business and in some cases may result in penalties we must pay customers or distributors if we are unable to fulfill orders placed by them in a timely manner or at all.

However, if we overestimate our demand and overbuild our capacity, we may have significantly underutilized assets and may experience reduced margins. If we do not accurately align our manufacturing capabilities with demand, if we experience disruptions or delays in our supply chain, or if we cannot obtain raw materials of sufficient quantity and quality at reasonable prices and in a timely manner, our business, financial condition and results of operations may be materially adversely affected.

We do not operate out of privately owned research facilities and our research capabilities are subject to lease and service agreements with private companies and research universities.

We conduct our research by means of lease and service agreements and contracts with universities and private companies. We cannot guarantee that these arrangements will be successful and yield the expected results, and that the engaged third parties will not make errors in their research activities or breach their obligations to us.

Our current operations could depend on third-party agreements for necessary supplies in order to develop and scale our production and increase our stock of seed or raw materials required for our product development.

Currently, our operations require an increase in the stock of our seeds and product development for our safflower platform, as well as R&D of soy and pea platforms since we have not yet reached the production stage. The seeds that we are developing in R&D stages are the primary raw materials necessary for the development of our portfolio. In addition, in the context of the convertible notes issued to Insud, we will have access to Insud’s industrial processing facilities.

In addition, our current operations require the use of chemical solvents, equipment, filters and other research materials in order to increase our stock of viable seeds. The suppliers of these products manufacture their products at a limited number of facilities. A natural disaster, fire, power interruption, work stoppage or other calamity affecting any of these facilities, or any interruption in their operations, could negatively impact our ability to obtain required quantities of plant proteins in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition.

Further, pursuant to a binding memorandum of understanding with Bioceres, we will pay for a premium in respect of HB4® soy. We may not be able to translate this cost relating to higher raw materials into end products, which would negatively impact our gross margins. Bioceres may be affected by negative weather factors that may impact their capacity to deliver soy to us. If Bioceres is unable to deliver soy to us pursuant to the soy purchase agreement, that could negatively impact our cash position. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Currently, we do not have a significant customer base for our molecular farming derived products, and our inability to expand such customer base could negatively impact our sales and profitability.

If customers do not perceive our product offerings to be of sufficient value, quality or innovation, or if we fail to offer innovative and relevant product offerings, and if we fail to develop a suitable pricing strategy, we may not be able to attract customers to purchase our products. We are focused on using animal DNA within plants to create animal proteins within the plants themselves. This is a technology that has not been widely introduced to the market and will require sufficient education to show the difference between our technology and other science-based food ingredients. In addition, our products could face difficulties in some jurisdictions due to regulatory requirements. If producers face challenges in adopting our products, if we are unable to adequately educate our customers and develop commercial relationships while emphasizing the difference in our technology, our sales and profitability may be negatively impacted.

We face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do.

The science-based food ingredient market is highly competitive, and we face significant direct and indirect competition in several aspects of our business. Our main competitors are Motif FoodWorks, Impossible Foods Inc., Givaudan Group, International Flavors & Fragrances, Nobell Foods, Kyomei, DSM and Hansen, among others. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology, and seed industries may result in even more resources being concentrated among a smaller number of our competitors.

Most of these competitors have substantially greater financial, technical, marketing, sales, distribution, supply chain infrastructure, larger R&D staff, more experienced marketing, manufacturing, and supply chain organizations and more well-established sales forces than we do. As a result, we may be unable to compete successfully against our current or future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products. We expect to continue to face significant competition in the markets in which we intend to commercialize our products.

Many of our competitors engage in ongoing R&D, and technological developments by our competitors could render our products less competitive or obsolete, resulting in reduced sales compared to our expectations. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to: control manufacturing and marketing costs; effectively price and market our products; successfully develop an effective marketing program and an efficient supply chain; develop new products with properties which are attractive to customers; and commercialize our products quickly without incurring significant regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

We also anticipate increased competition in the future as new companies enter the market and new technologies become available, particularly in the area of Molecular Farming, gene editing, fermentation (synthetic biology) and vertical farming. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors that are more effective or that enable our competitors to develop and commercialize products more quickly or with lower expense than we are able to. If for any reason our technology becomes obsolete or uneconomical relative to our competitors’ technologies, this would threaten or limit our ability to generate revenues from the commercialization of our products.

To compete effectively, we must introduce existing and new products that achieve market acceptance and improve the output of our technology.

In order to become competitive and generate revenue, we must introduce new products from our pipeline of product candidates and prove that our technology is economically feasible and accepted. If we fail to anticipate or respond to technological developments, market requirements, or consumer preferences, or if we incur significant delays in developing and introducing products, we may not be able to generate revenue.

Development of successful agricultural products using plant engineering and precision fermentation technologies requires significant levels of investment in R&D, including laboratory, greenhouse and field testing, to demonstrate product effectiveness and can take several years or more. We must commit significant resources and may incur obligations (such as royalty obligations or milestone fees) to develop new products before knowing whether our investments will result in products the market will accept and without knowing the levels of revenue, if any, that may be derived from these products.

Development of new or improved agricultural products involve risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

●	we may face challenges to scale up seed inventories, such as climate events impacting seed multiplication ramp up curves and higher than estimated industrial costs;

●	farmers may choose to not adopt our seeds;

●	our products may not perform as expected in the field;

●	our products may not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

●	our seed processing and production may not have the expected results;

●	consumer preferences, which are unpredictable and can vary greatly, may change quickly, making our products no longer desirable;

●	our competitors may develop new products that taste better or have other more appealing characteristics than our products;

●	our products may be viewed as too expensive by our customers as compared to competitive products;

●	our products may be difficult to produce on a large scale or may not be economical to grow;

●	intellectual property and other proprietary rights of third parties may prevent us or our collaborators from marketing and selling our products;

●	we may be unable to patent or otherwise obtain intellectual property protection for our discoveries in the necessary jurisdictions;

●	we or our collaborators may be unable to fully develop or commercialize products in a timely manner or at all;

●	third parties may develop superior or equivalent products; and

●	natural and climate risks may impact our business.

Accordingly, if we experience any significant delays in the development or introduction of new products or if our new products do not achieve market acceptance, our business, operating results and financial condition would be adversely affected. See “Business — Products — Development Timelines.”

Collaboration agreements we may seek to enter into with third parties may not be accomplished or successful.

We may seek to enter into collaboration arrangements with third parties for the development or commercialization of our products. We will face, to the extent that we decide to enter collaboration arrangements, significant competition in seeking appropriate partners. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to establish and implement collaboration or other alternative arrangements should we so chose to enter such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us. Any collaboration/marketing/wholesale/research agreements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

The successful commercialization of our products significantly depends mainly on our ability to produce high-quality products cost-effectively on a large scale and to accurately forecast demand for our products. In addition, we also depend on regulatory approvals to successfully market our products.

The production of commercial-scale quantities of seeds and products requires the multiplication of the plants or seeds through a succession of plantings and seed harvests. The cost-effective production of high-quality, high-volume quantities of any product candidates we successfully develop depends on our ability to scale our production processes to produce plants and seeds in enough quantity to meet demand. We cannot assure that our existing or future seed production techniques will enable us to meet our large-scale production goals cost-effectively. Even if we are successful in developing ways to minimize yield drag and enhance quality, we may not be able to do so cost-effectively or on a timely basis, which could adversely affect our ability to achieve profitability. If we are unable to maintain or enhance the quality of our plants and seeds as we increase our production capacity, including through the expected use of third parties to have access to industrial availability for processing and purification, we may experience reductions in customer or farmer demand, higher costs and increased inventory write-offs.

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, we will need to make seed production decisions well in advance of product sales. The process that we may use to concentrate and isolate proteins is based on technologies currently being used in the industry. We have access to a pilot plant where the wet-concentration process for protein recovery is being validated. Our ability to accurately forecast supply can be adversely affected by several factors outside of our control, including unexpected challenges in the process, changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product revenue, damage our reputation in the market and adversely affect relationships. Any product surplus we have on hand may negatively impact cash flows, reduce the quality of our inventory and ultimately result in write-offs of inventory. While we estimate that the potential size of our target markets for our products is significant, that estimate has not been independently verified and is based on certain assumptions that may not prove to be accurate. Our ability to accurately forecast demand is dependent on the timing of customer decisions, qualification cycles, and other factors outside of our control. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for our products and therefore adversely impact our future business prospects, results of operation and financial condition.

Our products are subject to specific measures with regard to their maintenance in storage.

Our products are subject to specific measures with regard to their maintenance in storage. The final product is stored in sealed plastic bags to prevent changes in moisture that can lead to the acceleration of oxidation, formation of lumps, alterations of the characteristics of the product. Sealed bags also prevent the powder from any contact with insects or odors, and delay oxidation. The temperature should be kept below a specific temperature to prevent microbial growth and oxidation. Direct sunlight in the storage environment should be avoided. Brown paper bags with a plastic layer inside are advised since they prevent the isolates from light. A change in any of these conditions may affect the shelf life and the properties of the product significantly, which may consequently adversely affect our business. See the section titled “Business — Products.”

The successful commercialization of our products may face challenges from public perceptions of plant and strain engineered products (GMOs) in addition to facing ethical, legal, environmental, health and social concerns.

The successful commercialization of our products depends, in part, on public acceptance of Molecular Farming/bio-engineered, and/or molecular biology-derived products. The majority of our products are GMOs and negative social perception about GMOs or our technology may negatively impact our business.

Consumers may not understand the nature of our technologies, which consist of the nuclear stable transformation of a crop or microorganism to express an animal protein within the protein bodies of the seed or microorganism for the product to consist in an ingredient containing not only the engineered protein but the plant or host protein as well. Consumers may also not understand the scientific distinction between our molecular farming products and other plant-based protein or science-based food ingredients products. As a result, they may transfer negative perceptions and attitudes regarding our products. A lack of understanding of our technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing or GMOs by claiming that plant or yeast products developed using biotechnology are unsafe for consumption or their use poses a risk of causing damage to the environment, or creates legal, social and ethical dilemmas. The commercial success of our products may be adversely affected by such claims, even if unsubstantiated. In addition, opponents of biotechnology have vandalized the farmers’ fields where biotech seeds were planted and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of our farmers, our field-testing sites or our research, production or other facilities, could adversely affect our sales and our costs.

Negative public perception about molecular farming and GMO products in general can also affect the regulatory environment in the jurisdictions in which we target the sale of our products and the commercialization of our product candidates. Any increase in such negative perception or any restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the sale of our products or the development or commercialization of our product candidates. Even in light of compliance with regulatory protocols or following receipt of confirmation of non-regulated status in a jurisdiction, public pressure may lead to increased regulation of products produced using biotechnology, further legislation regarding novel trait development technologies, or administrative litigation concerning prior regulatory determinations, each of which could adversely affect our ability to sell our product or commercialize our product candidates. In addition, labeling requirements could heighten public concerns and make consumers less likely to purchase food products containing plant bioengineered/molecular farming and fermented ingredients.

Market perception, habits and preferences for our products are difficult to predict and may adversely affect our business.

There are currently many competitors in the plant-based protein market, however we expect that our products will be among the first to integrate animal-proteins into plants. We expect to be the first to produce and commercialize an ingredient containing functional bovine and plant proteins coming from a single source for the food market. There is a risk that our products will not be as in demand as more traditional plant-based proteins or lab grown meat. A change in preferences for our products could reduce our sales or our market share and could harm our business and financial condition.

Consumer preferences for our products are difficult to predict and may change, and if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing, and distribution of science-based food ingredients which include animal proteins produced using animal-free ingredients. Consumer demand could change based on a number of factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients, and shifts in preference for various product attributes. If consumer demand for our products decreases, our business and financial condition would suffer. In addition, sales of science-based ingredients are subject to evolving consumer preferences to which we may not be able to accurately predict or respond. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including economic factors and social trends a more sustainable and healthy approach. Views towards healthy eating and plant-based products are trendy in nature, with constantly changing consumer perceptions, however utilizing animal-proteins within plants has not been introduced into the market.

Our success will depend, in part, on our ability to anticipate the tastes and dietary habits of consumers and other consumer trends and to offer products that appeal to their needs and preferences on a timely and affordable basis. A change in consumer discretionary spending, due to economic downturn or other reasons, may also adversely affect our sales and business, financial condition and results of operations. A significant shift in consumer demand away from our products could reduce sales or market share and the perception of our brand, which would harm our business and financial condition.

Our business activities are currently conducted in a limited number of locations, which make us susceptible to damage or business disruptions caused by natural disasters, climatic variations, disease or pests, or acts of vandalism, which could lower the expected yield and delay the production and product candidates.

We conduct our activities in geographic regions that are subject to climate disasters or other natural disasters that could negatively affect our business and the development and increase of our operations. Natural disasters, such as hurricanes, droughts, fires, floods, tornados, earthquakes, diseases or pests, or intentional or negligent acts, including acts of vandalism, could damage or destroy our equipment, inventory, development projects, field trials or data, and could cause us to incur significant additional expenses to repair or replace the damaged physical facilities, which in the case of seed production may be the result of years of development work that is not easily or quickly reproduced, and increase the time required to development schedule for our pipeline of product candidates. If our early testing of pipeline products is unsuccessful, we may be unable to complete the development of product candidates on a timely basis or at all. Additionally, field trials, which may take years to be concluded, are costly, and any field trial failures that we may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact our business and results of operations.

In addition, we rely on early testing and research, including laboratory research, greenhouse activities and field trials, to demonstrate the efficacy of product candidates that we develop and evaluate. Field trials allow us to test product candidates in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. Successful completion of early testing is critical to the success of our product development and scale-up efforts. Field trials for event selection and field trials for gathering regulatory information are expected to begin in 2024 in the United States and Argentina. If our ongoing or future testing is unsuccessful or produces inconsistent results or unanticipated adverse effects on the agronomic performance of our crops, or if the testing does not produce reliable data, our product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. Further, in order to support our commercialization efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, we cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful.

If our genetically engineered plants or strains do not express and produce a sufficient yield of an animal protein, or any animal protein at all, we may not be able to market our products in a timely manner or successfully compete, or operate our business.

We rely heavily on research and development of our products. Our molecular farming technology involves introducing DNA within a plant genome in order to express animal proteins within the plant without using any animal products. This process requires significant research and testing in order to have a product that produces a sufficient amount of the animal protein in order to be commercially viable. If the tests of our products do not yield a sufficient amount of the animal protein within the plant, we may be required to begin the research and development process anew for certain products or spend a significant amount of time and resources in order to achieve the targeted outcome.

Our research and testing to produce the expected result of animal protein yields within our molecular farmed plants can also be affected by laboratory conditions, adverse climate conditions during planting and harvesting, or other conditions whereby the expected yield of animal proteins within the plant are not what we would expect. Such conditions may delay our ability to take our products to market or require additional time within our research and development stage in order to prepare a viable product. Such delays may have an adverse effect on our business and operations.

If we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business.

Our success depends in part on our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and business model, and can effectively represent our brand and establish credibility with potential business partners and customers. The ability, expertise, motivation, judgment and discretion of our employees, including our technical team, are key for the development of our business. In addition, our ability to manage our anticipated growth depends on our ability to recruit and retain qualified personnel prepared to face major challenges with regard to technology and innovation. Our ability to retain our employees is influenced by the economic environment and the fact that our operations are spread in different locations.

Food safety and food-borne illness incidents or advertising or product mislabeling may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our products.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our suppliers, could result in the discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability and negligence claims or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. Recently issued FDA regulations will require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

If we are sued for defective products and if such lawsuits were determined adversely to us, we could be subject to substantial damages, for which insurance coverage may not be available.

We may be held liable if any product we develop, or any product that uses or incorporates any of our technologies, is found unsuitable during marketing, sale or consumption. For example, the detection of an unintended trait in a commercial seed variety or the crops and products produced may result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. The costs of implementing these remedies could exceed or be outside the scope of our existing or future insurance policies. Concerns about seed quality could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or additional regulations relating to the integrity of the food supply chain from the farm to the finished product.

Our brand has limited awareness among the general public.

We have not conducted a dedicated and significant marketing campaign to educate consumers on our brand and it still has limited awareness among the general public.

We will need to dedicate significant resources in order to effectively plan, coordinate, and execute a marketing campaign and to add additional sales and marketing staff. Substantial advertising and promotional expenditures may be required to improve our brand’s market position or to introduce new products to the market. However, an increase in our marketing and advertising efforts may not enhance our reputation or lead to an increase in brand awareness.

Further, we compete against other large, well-capitalized food ingredient companies who have significantly more resources than we do. Therefore, we may have limited success, or none at all, in increasing awareness and reputation of our brand.

If we fail to develop our technology or products and to develop our brand, our business prospects could adversely be affected.

We believe our future growth could be affected by the perception of our brand and its value. Maintaining, promoting and positioning our brand and its reputation will depend on, among other factors, the success of our science-based technology for the development of food ingredients, food safety, quality assurance, marketing efforts, and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could adversely affect our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of customers or suppliers, including adverse publicity, product recall or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business, financial condition and results of operation.

We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may impair our ability to operate our business effectively.

We are increasingly dependent upon third-party information technology systems to operate our business. These systems may contain confidential information (including personal data, trade secrets or other intellectual property, or proprietary business information). The nature of digital systems, both internally and externally, makes them potentially vulnerable to disruption or damage from human error and/or security breaches, which include, but are not limited to, ransomware, data theft, denial of service attacks, sabotage, industrial espionage, and computer viruses. Such events may be difficult to detect, and once detected, their impact may be difficult to assess and address.

In addition, the information technology systems we use may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures and viruses. If we are unable to execute our disaster recovery plans or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

We are also subject to numerous laws and regulations designed to protect personal data, such as the European national laws implementing the General Data Protection Regulation as well as the UK General Data Protection Regulation. These data protection laws introduced more stringent data protection requirements and significant potential fines, as well as increased our responsibility and potential liability in relation to personal data that we process. We have put mechanisms in place to ensure compliance with applicable data protection laws but there can be no guarantee of their effectiveness.

Disruptions in the global economy, including high rates of inflation, the armed conflict in Israel and Palestine, Russia’s invasion of Ukraine and the impact of pandemics, epidemics or disease outbreaks may adversely affect our business, results of operations and financial condition.

The global economy has been negatively impacted by a variety of factors such as global high rates of inflation, economic crises including recessions and uncertainty regarding protracted U.S. federal debt ceiling negotiations, actual or threatened war, terrorist activity, political unrest, civil strife, the spread or fear of spread of contagious diseases (such as the recent COVID-19 pandemic) in locations where our products are sold, man-made or natural disasters, and other geopolitical uncertainty. These economic conditions can arise suddenly and the full impact of such conditions can be difficult to predict. As a result, we may experience price volatility and increases and supply disruptions, among other consequences. In addition, geopolitical and domestic political developments, such as existing and potential trade wars and other events beyond our control, such as the armed conflict in Israel and Palestine, in addition to the Ukraine, and a possible escalation of such conflicts or contagion to neighboring regions, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets.

In addition, our Argentine operations could be affected by any general business restrictions imposed by the government due to its political and economic instability. These adverse and uncertain economic conditions may impact distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, distributors, customers and consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in federal economic policy and international trade disputes. A decrease in consumer discretionary spending may also result in consumers reducing the frequency and amount spent on plant-based food. Distributors and customers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing and future customers and our ability to attract new consumers, the financial condition of consumers and our ability to provide products that appeal to consumers at the right price. Decreases in demand for products without a corresponding decrease in costs would put downward pressure on margins and would negatively impact our financial results. Prolonged unfavorable economic conditions or uncertainty may adversely affect our sales and profitability and may result in consumers making changes to their discretionary spending behavior on a more long-lasting or even permanent basis.

Economic and political developments in Argentina, including regulations and restrictions, inflation and government controls may adversely affect the economy and our financial condition and results of operations.

Presidential and federal congressional elections in Argentina will be held in November 2023, and their impact on the future economic and political environment is uncertain. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina will not adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

In recent years, Argentina has confronted inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Further, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls. Therefore, the inflation rate in Argentina and the government’s intervention in the economy may adversely affect our business.

Further, according to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos), the Consumer Price Index increased 80.2% from January through August 2023, 94.8% in 2022, 50.9% in 2021, 36.1% in 2020, 53.8% in 2019, 47.6% in 2018 and 24.8% in 2017. If inflation remains high or continues to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

Risks Related to Our Industries

The overall agricultural, nutraceutical and food ingredient industries are susceptible to commodity price changes and we are exposed to market risks from changes in commodity prices.

Conditions in the United States agricultural industry and the Argentine agricultural industry significantly impact our operating results. Changes in the prices of commodities could result in higher overall cost along the agricultural and commercial supply chains, which may negatively affect our ability to commercialize our products. We are susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate.

We are subject to industry-specific risks, which could adversely affect our operating results.

We are subject to industry-specific risks which include, but are not limited to, product safety and quality, launch of new products by other industries that can replace the functionalities of our production; shifting consumer preferences, federal, state, and local regulations on manufacturing or labeling; socially acceptable and sustainable farming practices; environmental, health, and safety regulations; and customer product liability claims. The liability which could result from certain of these risks may not always be covered by, or could exceed the liability cap of, our insurance for product liability and food safety matters. In addition, we may be unable to procure insurance on commercially reasonable terms or may decide not to seek insurance for certain risks. Risks to our reputation may exist due to potential negative publicity caused by product liability, food safety, occupational health and safety, workforce diversity, and environmental matters.

Our products are used as ingredients in food production. We are subject to risks associated with economic, product quality, food safety or other factors inherent to the food industry, which may adversely affect us. In addition, as we increase our investment in flavors and ingredients businesses, we are exposed to increased risks related to rapidly changing consumer preferences and the impacts these changes could have on the success of certain of our customers.

Climate change and adverse weather conditions may negatively affect our business and operations.

The ability to grow our products may be negatively affected by adverse weather conditions, including windstorms, floods, drought and extreme temperature, which may be influenced and intensified by carbon dioxide and other greenhouse gases in the atmosphere. Unfavorable growing conditions and natural disasters can reduce both crop size and crop quality, and in extreme cases may cause us to lose entire harvests in some geographic areas. If such weather conditions and climate change negatively affects agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as our soy and pea plants, among others. Due to climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact manufacturing operations. In addition, the ability to grow our products may be negatively affected by adverse weather conditions, including windstorms, floods, drought and extreme temperatures.

Risks Related to Our Intellectual Property

Agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could materially adversely affect our technology and harm our business.

We rely on a combination of intellectual property laws and agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be sufficient to prevent disclosure, infringement, or misappropriation of our confidential information. Our confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information. We also have limited control over the protection of trade secrets used by our collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we may not be able to assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor (for example, by reverse engineering), or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced, and our business could be adversely impacted.

We and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property laws, nondisclosure and other contractual arrangements, and technical measures to protect many of our products, services and intangible assets. These rights are important to our ongoing operations. There can be no assurance that these protections will provide unique or meaningful competitive advantage in our offerings or otherwise be commercially valuable. In addition, we may not be successful in obtaining additional intellectual property or enforcing our intellectual property rights against unauthorized users. Our exclusive rights under certain of our products and services are protected by patents, and when patents covering a product or service expire, loss of exclusivity may occur, which may force us to compete with third parties, thereby negatively affecting our revenue and profitability.

Our proprietary rights may be invalidated, circumvented, or challenged. We may in the future be subject to proceedings seeking to oppose or limit the scope of our patent applications or issued patents. In addition, in the future, we may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity or scope of the proprietary rights of others. Legal proceedings are inherently uncertain, and the outcome of such proceedings may be unfavorable to us. Any legal action regardless of outcome might result in substantial costs and diversion of resources and management attention. Although we use reasonable efforts to protect our proprietary and confidential information, there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, our trade secrets will not otherwise become known by competitors, or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Even if the validity and enforceability of our intellectual property is upheld, an adjudicator might construe our intellectual property not to cover the alleged infringement. In addition, intellectual property enforcement may be unavailable or practically ineffective in some countries. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or that third parties will not design around our intellectual property claims to produce competitive offerings. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales, or otherwise harm our business.

For example, Impossible Foods filed a lawsuit against Motif FoodWorks, claiming that it infringed on at least one of Impossible Foods’ patents and, subsequently, Motif FoodWorks filed an administrative claim challenging certain of Impossible Foods’ products. Although this proceeding is still ongoing, similar cases can be brought against other parties that rely heavily on intellectual property rights within the science-based food ingredients landscape, including us. While we are not party to such suits at this time, we may become subject to such litigation in the future. Such cases could also adversely impact public perception and the demand for science-based food ingredients products, which could subsequently result in decreased demand for our products and adversely affect our business and operations.

We have patents granted and patent applications, as owner or as licensee, in the United States, China, India, Canada, Germany, Spain, France, United Kingdom, Brazil, Mexico, Australia, New Zealand, Japan, Hong Kong, Malaysia, and Argentina and trademarks and service marks in the United States, Europe, Canada, the United Kingdom and Argentina, some of which have been registered or issued, and also claim common law rights in various trademarks and service marks. There can be no assurance that third parties will not oppose our future applications to register intellectual property. It is possible that in some cases we may be unable to obtain the registrations for trademarks, service marks, and patents for which we have applied, and a failure to obtain trademark and patent registrations in the United States, the United Kingdom, the European Union, and Argentina or other countries could limit our ability to protect our trademarks and proprietary technologies and our marketing efforts in those jurisdictions.

License agreements with third parties limit our rights to use certain patents, software, and information technology systems and proprietary technologies owned by third parties, some of which are important to our business. Termination of these license agreements, for any reason, could result in the loss of our rights to this intellectual property, causing an adverse change in our operations or the inability to commercialize certain offerings.

Biotechnology patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position.

The patent positions of biotechnology companies and other actors in our fields of business can be highly uncertain and involve complex scientific, legal and factual analyses. The interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. Challenges to our or our licensors’ patents and patent applications, if successful, may result in the denial of our or our licensors’ patent applications or the loss or reduction in their scope. In addition, defending against such challenges may be costly and involve the diversion of significant management time and our resources. Accordingly, rights under any of our patents may not provide us with enough protection against competitive products or processes and any loss, denial or reduction in scope of any of such patents and patent applications may have a material adverse effect on our business.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we have sought protection.

Our commercial success depends, in part, on our ability to recognize intellectual property rights and protect our trade secrets for the technologies that we develop and use. However, filing, prosecuting and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive. Patent prosecution must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Our intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from using our inventions in countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection. Further, competition may export products that would otherwise infringe upon our intellectual property rights to territories where we or our licensors have patent protection, but where the ability to enforce those patent rights is not as strong as in the United States. These products may compete with our products and our intellectual property rights and such rights may not prevent such competition.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any notice or compensation to us or may limit the scope of patent protection that we or our licensors are able to obtain. The laws of certain countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending our intellectual property rights.

Furthermore, proceedings to enforce our patent rights and other intellectual property rights around the world could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our or our licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded to us, if any, may not be commercially meaningful, while the damages and other remedies we may be ordered to pay such third parties may be significant. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

In addition, there is a possibility that our technologies may be viewed by competitors as an infringement on their intellectual property rights, even in a case where we believe they do not. This may lead to litigation that could create a significant cost for us and negatively impact our business and operations as well as our public perception and goodwill.

We may be unsuccessful in developing, licensing or acquiring intellectual property rights that may be required to develop and commercialize our future products.

Our programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties and the growth of our business may depend in part on our ability to acquire, license or use these intellectual property and proprietary rights.

However, we may be unable to acquire or license any third-party intellectual property or proprietary rights that may be key to development. Even if we can acquire or license such rights, we may be unable to do so on commercially reasonable terms. The licensing and acquisition of third-party intellectual property and proprietary rights is highly competitive, and several more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and agricultural development and commercialization capabilities. We may also not be able to bypass or achieve “freedom to operate” status for the products in our pipeline to avoid liability to third parties.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to us. We also may be unable to license or acquire third-party intellectual property and proprietary rights on terms that would allow us to make an appropriate return on our investment or at all. If a program, product or product candidate requires us to acquire or license third-party intellectual property and proprietary rights or maintain our existing intellectual property and proprietary rights, and we are unable to do so, we may have to cease development of such program, product or product candidate, which could have a material adverse effect on our business.

We may infringe intellectual property unknowingly and unintentionally affect our reputation and our future plans for our products and competitiveness.

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or be threatened with, litigation or other proceedings regarding intellectual property or proprietary rights in our technology and processes. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made in respect of the intellectual property rights we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

Risks Relating to Laws and Regulation

The regulatory environment in the United States for our current and potential future products is evolving and may change in the future, negatively impacting the speed and cost to launch our potential future products.

Changes in applicable regulatory requirements could result in a substantial increase in the time and costs associated with developing our products and negatively impact our operating results. While the USDA and FDA currently have petition processes that we have initiated, these processes and the manner in which the USDA and FDA interpret their regulations may change in the future, negatively impacting the speed and cost with which we launch our potential future products. We cannot predict whether advocacy groups will challenge existing regulations and USDA or FDA determinations or whether the USDA or FDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modify regulations in a way that will subject our products to more burdensome standards, thereby substantially increasing the time and costs associated with developing our product candidates.

The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how our products will be regulated.

The regulatory environment around gene editing in plants, particularly in our case which includes the addition of animal-proteins without the use of animals, to create food ingredients is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, and which may encapsulate our products. To the extent regulatory frameworks outside of the United States are not receptive to our gene-editing technologies, this may limit our ability to expand into other global markets.

Complying with the regulatory requirements outside the United States will be costly and time-consuming, and there is no guarantee we will be able to commercialize our products in other jurisdictions apart from the United States and Argentina.

We cannot predict whether or when any jurisdiction will change its regulations with respect to our products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory agencies, seeking to halt regulatory approval or clearance activities or influence public opinion against GMO products. In addition, governmental reaction to negative publicity concerning our products could result in greater regulation of genetic research and derivative products or regulatory costs that render our products cost prohibitive.

The scale of the commodity food and agricultural industry may make it difficult to monitor and control the distribution of our products. As a result, our products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against us, which could result in significant expenses and management attention.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. In addition, as we grow our business, we may be required to secure additional permits and licenses. Finally, future government policies in the United States or in other countries may discourage our customers from using our products or encourage the use of products that are more advantageous to our competitors, which would put us at a commercial disadvantage and could negatively impact our future revenues and results of operations.

We may use biological materials in our business and are subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

We are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Our R&D processes involve the controlled use of hazardous materials, including biological materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and our liability may exceed any insurance coverage and our total assets. Compliance with environmental, health and safety laws and regulations may be expensive and may impair our R&D efforts. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These existing or future laws and regulations may impair our research, development or production efforts or result in increased expense of compliance.

Tax, legislative or regulatory initiatives, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition.

We currently have limited operations; however, we have relationships with multiple jurisdictions throughout the world including the United Kingdom, the Grand Duchy of Luxembourg, the United States, Argentina and the Netherlands. As such, we are subject to the tax laws and regulations of various jurisdictions, including U.S. federal, state, and local governments and could be potentially subject to additional tax laws and regulations in additional jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions, and existing legislation, such as the 2017 U.S. Tax Cuts and Jobs Act, may be subject to additional regulatory changes or new interpretations. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives.

In addition, the tax laws of several of the countries in which we operate, including Argentinian and U.S. federal, state and local tax laws and regulations, are extremely complex and subject to varying interpretations. It is possible that the outcomes from examinations or interpretations by taxing authorities or changes in laws, rules, regulations, or interpretations by taxing authorities could have a material adverse effect on our financial condition or results of operations.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to Export Control Laws and Import Control Laws and regulations of the jurisdictions in which we operate. Exports of our products must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.

In addition, changes in our products or changes in applicable export or import laws and regulations may create delays in the introduction, provision, or sale of our products in international markets, prevent customers from using our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any limitation on our ability to export, provide, or sell our products could adversely affect our business, financial condition and results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar laws associated with our activities in other jurisdictions could subject us to penalties and other adverse consequences.

As we expect a substantial portion of our future revenue to come from jurisdictions other than the United States, we face significant risks if we fail to comply with the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”) and other laws that prohibit improper payments or offers of payment to governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business. In many countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA, the Bribery Act or other laws and regulations. Although we have implemented company policy requiring employees and consultants to comply with the FCPA, the Bribery Act and similar laws, such policy may not be effective at preventing all potential FCPA, Bribery Act or other violations. In addition, we cannot guarantee the compliance by our partners, resellers, suppliers and agents with applicable laws, including the FCPA and the Bribery Act. Therefore, there can be no assurance that none of our employees or agents will take actions in violation of our policies or of applicable laws, for which we may be ultimately held responsible. Any violation of the FCPA or the Bribery Act and related policies could result in severe criminal or civil sanctions, which could have a material and adverse effect on our reputation, business, financial condition and results of operations.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important. We expect to remain an emerging growth company for the foreseeable future. If we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis.

We cannot predict if investors will find Ordinary Shares less attractive because we rely on these exemptions. If some investors find Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Ordinary Shares may be more volatile. When we no longer qualify as an emerging growth company, we may incur increased legal, accounting and compliance costs associated with Section 404 of the Sarbanes-Oxley Act.

We are an early-stage multinational company, operating in several jurisdictions and we may omit any labor or civil registration law due to lack of qualified personnel.

As we are an early-stage developing company operating in several jurisdictions, we may have difficulties facing compliance, including with respect to labor and other regulatory matters in these jurisdictions, due to not having qualified personnel to address such issue.

Risks Relating to the Company

We will incur increased costs as a result of operating as a public company whose shares are listed on the Nasdaq, and its management will devote substantial time to new compliance initiatives.

We expect to incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs may increase our net loss. For example, these rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance and as a result, we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Furthermore, due to the increase in our shareholders base, costs related to shareholders’ communication will increase as a result of the listing of our shares on Nasdaq.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to our management and our growth. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is likely that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

As we became a publicly traded company by virtue of a Business Combination, as opposed to an underwritten initial public offering, the process did not use the services of one or more underwriters which resulted in less diligence being conducted.

In an underwritten initial public offering, underwriters typically conduct diligence on the company being taken public in order to establish a due diligence defense against liability claims under federal securities laws. Because LightJump was already a publicly traded company, an underwriter was not engaged in connection with the Business Combination. The Sponsor had an inherent conflict as their equity interests in LightJump were worthless absent a business combination. While private investors and management in a business combination undertook a certain level of due diligence, it was not necessarily the same level of due diligence undertaken by an underwriter in a traditional initial public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business.

The resignation of Nomura as our exclusive financial advisor may indicate that it is unwilling to be associated with the disclosure in SEC filings and the underlying business analysis related to the Business Combination.

On June 29, 2022, Nomura resigned from its role as our exclusive financial advisor, effective as of April 27, 2022, and waived its entitlement to the payment of any fees or expense reimbursements. On March 30, 2022, prior to the resignation of Nomura, the SPAC Rule Proposals relating to, among other items, disclosures in SEC filings and the treatment of investment banks in connection with business combination transactions involving special purpose acquisition companies. The uncertainty related to the treatment of investment banks following the SPAC Rule Proposals was the reason Nomura gave for its resignation. Nomura did not have a role in the negotiation of any materials related to or arising out of the Business Combination and had no role in any subsequent preparation of the disclosure in SEC filings. Neither Moolec Science Ltd. nor LightJump (our predecessor entities) relied on Nomura in the preparation and analysis of materials related to the Business Combination.

We note that Nomura was provided with the disclosures in SEC filings pertaining to its roles and resignation, however we did not receive a response from Nomura whether they agree with either the risks or the conclusions stated therein that are associated with its role and resignation. While Nomura did not provide any additional detail in its resignation letters either to Moolec or to the SEC, such resignation may be an indication by Nomura that it does not want to be associated with the disclosure in SEC filings, including any discussion related to reasons for its withdrawal, or the underlying business analysis related to the Business Combination. Shareholders and investors should not place any reliance on the fact that Nomura has been previously involved with the Business Combination solely as it was engaged as the exclusive financial advisor to Moolec.

Additional Risks Relating to Our Securities

Sales of a substantial number of our securities in the public market by our existing securityholders, including the Key Shareholders, management and Nomura (pursuant to the Nomura Purchase Agreement), could cause the price of our Ordinary Shares and warrants to decrease significantly.

Sales of a substantial number of Ordinary Shares in the public market by our existing securityholders, including the Key Shareholders, management, and Nomura pursuant to the Nomura Purchase Agreement, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and warrants.

Certain Key Shareholders acquired the Ordinary Shares at prices ranging from US$0.00 per share to US$7.63 per share, and the Sponsor acquired the Private Warrants for a purchase price of US$1.00 per warrant. By comparison, the offering price to public shareholders in the SPAC’s initial public offering was US$10.00 per unit, which consisted of one share and one-half of one warrant. Accordingly, certain Key Shareholders may realize a positive rate of return on the sale of their shares even if the market price of Ordinary Share is below $10.00 per share. For example, based on the closing price of our Ordinary Shares as of March 30, 2023, which was US$4.08, (i) BG Farming Technologies Limited may experience a weighted average profit of US$3.92 per share, or approximately US$57.1 million in the aggregate for selling the 14,570,000 Ordinary Shares it received, (ii) the UGVL may experience profit of US$3.66 per share, or approximately US$55.6 million in the aggregate for selling the 15,170,828 Ordinary Shares it received, (iii) the Sponsor may experience a weighted average profit of US$4.08 per share, or approximately US$7.8 million in the aggregate for selling the 1,902,767 Ordinary Shares it received and a loss of approximately US$35.4 million in the aggregate for selling the 4,210,000 Ordinary Shares underlying Private Warrants if exercised at US$11.50 per share, (iv) Bioceres Crop Solutions Corp. may experience a weighted average profit of US$2.47 per share, or approximately US$4.6 million in the aggregate for selling the 1,860,000 Ordinary Shares it received, (v) Serenity Traders Limited may experience a weighted average loss of US$3.55 per share, or approximately US$0.2 million in the aggregate for selling the 65,565 Ordinary Shares it received, (vi) UG Holdings, LLC may experience a weighted average profit of US$4.08 per share, or approximately US$4.2 million in the aggregate for selling the 1,035,000 Ordinary Shares it received, (vii) EarlyBird may experience a weighted average profit of US$2.18 per share, or approximately US$0.4 million in the aggregate for selling the 184,079 Ordinary Shares it received, (viii) Company’s Chief Financial Officer may experience a weighted average profit of US$4.08 per share, or approximately US$0.9 million in the aggregate for selling the 232,523 Ordinary Shares it received, and (ix) Theo may experience a weighted average loss of US$2.82 per share, or approximately US$2.3 million in the aggregate for selling the 797,523 Ordinary Shares it received.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market.

Our Ordinary Shares are currently listed on Nasdaq. Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If Nasdaq delists our Ordinary Shares from trading on its exchange for failure to meet the listing standards, our shareholders could face significant material adverse consequences including:

●	a limited availability of market quotation for our Ordinary Shares;

●	reduced liquidity and inability to sell our Ordinary Shares;

●	a determination that our Ordinary Shares are a “penny stock” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional Ordinary Shares or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. Because our ordinary shares are listed on Nasdaq or another national securities exchange, they are covered securities. If our securities were no longer listed on Nasdaq, they would not be covered securities and we would be subject to regulation in each state in which we offer securities.

The price of our securities may be volatile, and their value may decline.

We cannot predict the prices at which our securities, which include our Ordinary Shares and warrants, will trade. The market price of our securities may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our securities is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in the pricing of our solutions;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	our involvement in litigation;

●	conditions or developments affecting the science-based food ingredients industry;

●	future sales of our securities by us or our shareholders, as well as the anticipation of lock-up releases;

●	changes in senior management or key personnel;

●	the trading volume of securities;

●	changes in the anticipated future size and growth rate of our markets;

●	sales and short-selling of our securities;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war (including the armed conflict in Israel and Palestine and ongoing war between Russia and Ukraine), incidents of terrorism, global pandemics or responses to these events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also negatively impact the market price of our securities. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

Our warrants are exercisable for our Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable in accordance with the terms of the Warrant Amendment governing those securities. The exercise price of these warrants is US$11.50 per share. To the extent such warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of our Ordinary Share and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Ordinary Shares.

Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately US$127,765,000. However, we will only receive such proceeds if all Warrant holders fully exercise their warrants. The exercise price of our warrants is US$11.50 per share, subject to customary adjustment. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of October 30, 2023, the closing price of our Ordinary Shares was US$2.80 per share. Warrant holders may exercise the warrants on a cashless basis at our option in accordance with the Warrant Amendment. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease.

A market for our securities may not continue, which would adversely affect the liquidity and price of its securities.

The price of our securities may fluctuate significantly due to the market’s reaction to general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of our securities can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if it were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline.

The trading market for the Ordinary Shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. There is currently one publication that covers us. However, if no securities or industry analysts further cover us, the price and trading volume of our ordinary shares would likely be negatively impacted. If any of the analysts who cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of the Ordinary Shares would likely decline. If any analyst who formerly covered LightJump were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause Ordinary Share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

We do not intend to pay any cash dividends in the foreseeable future, and any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, you may need to rely on sales of our Ordinary Shares after price appreciation, which may never occur, as the only way to realize any future gains on your investment.

Risks Relating to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a “foreign private issuer,” we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must disclose. This may limit the information available to holders of the Ordinary Shares.

We qualify as a “foreign private issuer,” as defined in the SEC’s rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. For example, some of our key executives may sell a significant number of Ordinary Shares and such sales will not be required to be disclosed as promptly as public companies organized within the United States would have to disclose. Accordingly, once such sales are eventually disclosed, the price of Ordinary Shares may decline significantly. Moreover, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. We are also not subject to Regulation FD under the Exchange Act, which would prohibit us from selectively disclosing material nonpublic information to certain persons without concurrently making a widespread public disclosure of such information. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

As a “foreign private issuer,” we file an annual report on Form 20-F within four months of the close of each fiscal year ended June 30 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, which we intend to rely on, our shareholders will not be afforded the same information generally available to investors holding shares in public companies that are not foreign private issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses. This would subject us to GAAP reporting requirements which may be difficult for us to comply with.

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2024.

In the future, we could lose our foreign private issuer status if a majority of our ordinary shares are held by residents in the United States and we fail to meet any one of the additional “business contacts” requirements. Although we intend to follow certain practices that are consistent with U.S. regulatory provisions applicable to U.S. companies, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws if we are deemed a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and prospectuses on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. For example, we would become subject to the Regulation FD, aimed at preventing issuers from making selective disclosures of material information. We also may be required to modify certain policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements of Nasdaq that are available to foreign private issuers. For example, Nasdaq’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors, and corporate governance matters. As a “foreign private issuer”, we are permitted to follow home country practice in lieu of the above requirements. We intend to follow Luxembourg practice with respect to quorum requirements for shareholder meetings in lieu of the requirement under Nasdaq Listing Rules that the quorum be not less than 33 1/3% of the outstanding voting shares. Under our articles of association, at an ordinary general meeting, there is no quorum requirement and resolutions are adopted by a simple majority of validly cast votes. In addition, under our articles of association, for any resolutions to be considered at an extraordinary general meeting of shareholders subject to the quorum and majority requirements to amend our articles of association, the quorum shall be at least one half of our issued share capital unless otherwise mandatorily required by law. As long as we rely on the foreign private issuer exemption to certain of Nasdaq’s corporate governance standards, a majority of the directors on our Board are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors, and we will not be required to have a nominating committee. Also, we would be required to change our basis of accounting from IFRS as issued by the IASB to GAAP, which may be difficult and costly for us to comply with. If we lose our foreign private issuer status and fail to comply with U.S. securities laws applicable to U.S. domestic issuers, we may have to de-list from Nasdaq and could be subject to investigation by the SEC, Nasdaq and other regulators, among other materially adverse consequences.

We are organized under the laws of the Grand Duchy of Luxembourg and a substantial amount of our assets are not located in the United States. It may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Board in the United States.

We are incorporated under the laws of the Grand Duchy of Luxembourg. In addition, a substantial amount of our assets is located outside the United States. Furthermore, some of the members of our Board and officers reside outside the United States. Investors may not be able to effect service of process within the United States upon us or these persons or enforce judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it also may be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in the Grand Duchy of Luxembourg.

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in the Grand Duchy of Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. However, a party who received such favorable judgment in a U.S. Court may initiate enforcement proceedings in the Grand Duchy of Luxembourg (exequatur) by requesting the recognition and enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to Section 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

●	the U.S. judgment is enforceable (exécutoire) in the United States;

●	the U.S. court awarding the judgment had jurisdiction to adjudicate the applicable matter under applicable U.S. federal or state jurisdictions rules, and the jurisdiction of the U.S. court is recognized by Luxembourg private international and local law;

●	the U.S. court has applied the substantive law as designated by the Grand Duchy of Luxembourg conflict of laws rules according to certain Luxembourg case law, it is admitted that the Grand Duchy of Luxembourg courts which are asked to grant an exequatur do not have to verify whether the substantive law actually applied by the U.S. court awarding the judgment was the law which would have been applied;

●	the U.S. judgment does not contravene international public policy or order as understood under the laws of the Grand Duchy of Luxembourg;

●	the U.S. court has acted in accordance with its own procedural rules and laws;

●	the U.S. judgment was granted following proceedings where the counterparty had the opportunity to appear, and if it appeared, to present a defense; and

●	the U.S. judgment was not granted pursuant to an evasion of Grand Duchy of Luxembourg law (fraude à la loi luxembourgeoise).

Please note that the Grand Duchy of Luxembourg case law is constantly evolving. Some of the conditions of admissibility described above may change, and additional conditions could be required to be fulfilled by the Grand Duchy of Luxembourg courts while other conditions may not be required by Luxembourg courts in the future.

Subject to the conditions described above, courts of the Grand Duchy of Luxembourg tend not to review the merits of a foreign judgment, although such a review is not statutorily prohibited.

If an original action is brought in the Grand Duchy of Luxembourg, the Grand Duchy of Luxembourg courts may refuse to apply the law designated and applied in the original action if (i) the choice of such law was not bona fide or if the foreign law was not pleaded or proved or if pleaded and proved, the foreign law was contrary to the Grand Duchy of Luxembourg mandatory provisions (lois impératives) or incompatible with the Grand Duchy of Luxembourg public policy rules, and (ii) its application is manifestly incompatible with the Grand Duchy of Luxembourg international policy rules. In an action brought in the Grand Duchy of Luxembourg on the basis of U.S. federal or state securities laws, the Grand Duchy of Luxembourg courts may not have the requisite power to grant the remedies sought. Also, an exequatur may be refused if it involves punitive damages.

Litigation in the Grand Duchy of Luxembourg is subject to rules of procedure that differ from the U.S. rules, including, with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in the Grand Duchy of Luxembourg would in principle have to be conducted in French or German, and all documents submitted to the court would, in principle, have to be translated into French or German (though the court does accept exhibits in English). For these reasons, it may be difficult for a U.S. investor to bring an original action in a Grand Duchy of Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our Board, our officers, or the experts named herein. In addition, even if a judgment against us, the non-U.S. members of our Board, our officers, or the experts named in this annual report based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or the Grand Duchy of Luxembourg courts.

Further, in the event of any proceedings being brought in the Grand Duchy of Luxembourg court in respect of a monetary obligation expressed to be payable in a currency other than the Euro, a Grand Duchy of Luxembourg court would have power to give judgment expressed as an order to pay a currency other than the Euro. However, enforcement of the judgment against any party in the Grand Duchy of Luxembourg would be available only in Euros and for such purposes all claims or debts would be converted into Euros.

Our amended and restated articles of association adopted in connection with the Business Combination contain specific indemnification provisions stating that every person who is, or has been, a member of our Board or officer (mandataire) shall be indemnified by us to the fullest extent permitted by Luxembourg law against liability and against all expenses reasonably incurred or paid by such director or officer in connection with any claim, action, suit or proceeding in which such director or officer becomes involved as a party or otherwise by virtue of his or her being or having been a director or officer and against amounts paid or incurred by him or her in the settlement thereof.

Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws.

As a company organized under the laws of the Grand Duchy of Luxembourg and with our registered office in the Grand Duchy of Luxembourg, we are subject to the Grand Duchy of Luxembourg insolvency and bankruptcy laws in the event any insolvency proceedings are initiated against us including, among other things, Council and European Parliament Regulation (EU) 2015/848 of 20 May 2015 on insolvency proceedings (recast). Should courts in another European country determine that the insolvency and bankruptcy laws of that country apply to us in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency and bankruptcy laws in the Grand Duchy of Luxembourg or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency and bankruptcy laws.

The rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and our ability to conduct equity financings.

Our corporate affairs are governed by our articles of association and the laws of the Grand Duchy of Luxembourg, including the Luxembourg Company Law (loi du 10 août 1915 sur les sociétés commerciales, telle que modifiée). The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of our Board, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

Non-Luxembourg resident holders of Ordinary Shares could be subject to adverse income tax consequences in the Grand Duchy of Luxembourg.

The tax position of the holders of Ordinary Shares may vary according to their particular financial and tax situation. Our tax structuring and/or our investments may not be tax-efficient for a particular prospective holder of Ordinary Shares. No assurances can be given that amounts distributed or allocated to the holders of Ordinary Shares will have any particular characteristics or that any specific tax treatment will apply. Furthermore, no assurances can be given that any particular investment structure in which we have a direct or indirect interest will be suitable for all holders of Ordinary Shares and, in certain circumstances, such structures may lead to additional costs or reporting obligations for some or all of the holders of Ordinary Shares.

Non-Luxembourg resident holders of Ordinary Shares that have neither a permanent establishment nor a permanent representative in the Grand Duchy of Luxembourg to which or whom the Ordinary Shares are attributable, are generally not subject to any income tax in the Grand Duchy of Luxembourg on gains realized upon the sale, repurchase or redemption of the Ordinary Shares.

Non-Luxembourg resident holders of Ordinary Shares will only be subject to the Grand Duchy of Luxembourg income tax on capital gains in the event they hold a substantial participation in us (i.e. more than 10% of our issued shares, either alone or together with certain close relatives, at any time during the five-year period preceding the disposition of Ordinary Shares) and (a) the disposition of Ordinary Shares (including liquidation) takes place within six months after acquisition or (b) in case of a disposition of Ordinary Shares after six months or more, such holder had been a Grand Duchy of Luxembourg resident taxpayer for more than fifteen years and has become a non-Luxembourg taxpayer less than five years before the disposition of Ordinary Shares occurs. Nevertheless, holders should consult their own tax advisors to determine which double tax treaties concluded by the Grand Duchy of Luxembourg, if any, apply in order to determine which state (residency state or the Grand Duchy of Luxembourg) has the right to tax any such capital gains.

U.S. Tax Risk Factors

We believe we likely were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending June 30, 2023, and may be classified as a PFIC for our current taxable year or future taxable years which could subject U.S. holders of the Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

Because we constitute a PFIC within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined under “U.S. Federal Income Tax Considerations”) holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. The PFIC status of a company depends on the composition of such company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. We believe we likely were a PFIC for our taxable year ending June 30, 2023, and may be classified as a PFIC in the current taxable year or in future taxable years. There can be no assurance that we will not be treated as a PFIC for any taxable year.

If we were treated as a PFIC, a U.S. holder of the Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of the Ordinary Shares to mitigate some of the adverse tax consequences resulting from the PFIC treatment. However, there is no assurance that we will provide the information necessary for a U.S. holder to make a QEF election with respect to the U.S. holder’s Ordinary Shares. U.S. holders should consult their own tax advisors regarding the likely application of the PFIC rules and should read the discussion below under “U.S. Federal Income Tax Considerations –– Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Overview

We are a science-based ingredient company, and we are a leader in the use of molecular farming technology for developing food ingredients. Our mission is to create unique food ingredients by engineering plants with animal protein genes. Our purpose is to redefine the way we produce animal-based food, for good and for all. Our technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. During this period, our technology was developed by Bioceres S.A. from whom we were spun-out in 2020. Our product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops, like soy, pea, and safflower. Recently, we acquired plant-based ingredient capabilities to consolidate our molecular farming technology. We also have a growing international patent portfolio (26, both granted and pending) for our technology. We have a diverse team of Ph.Ds and food insiders and have operations in the United States, Europe, and South America.

Molecular farming, which can be defined as the production of recombinant proteins in plants with the express intention to utilize (and ultimately commercialize) the protein itself rather than any trait or capability it confers on the plant. Molecular farming therefore differs from other genetic engineering applications such as metabolic engineering (where the expressed protein has a catalytic activity in plants and the value-added product is a particular metabolite) and agronomic engineering (where the expressed protein confers beneficial agronomic properties such as pest or disease resistance, stress tolerance, or increased yields). Molecular farming enables the synthesis of animal proteins’ DNA in any seed crop, selecting each protein for its ability to add value in terms of a targeted functionality trait such as taste, texture, or nutritional value. The resulting proteins can be used as ingredients in consumer food products providing better-tasting, more functional, and affordable science-based ingredients. We believe that this technological platform has the ability to capitalize on science-based ingredients scale that extensive agriculture entails to achieve affordability and that it is also cost-efficient due to the fact that it leverages biology, using plants and their inputs — sun, water, and soil — as small factories to produce animal proteins. Plants are grown through traditional farming practices that result in economies of scale through high productivity volume production.

With the ingredients we develop, we expect to address the traditional processed meat market, alternative proteins, nutritional lipids, and rennet market, which we estimate to be an approximately US$1 trillion market. Our business model focuses on R&D; manufacturing and farming; developing joint ventures and/or partnerships; technology licensing; co-branding/co-development of consumer packaged goods products for food service; B2B strategy for selling of the ingredients; recipes and other technological solutions to food producers and/or retailers.

Molecular farming is a technological platform that has the potential to combine, modify and enhance all sorts of crops with animal proteins, which could allow us to possibly consider other market opportunities. Such possible market opportunities include milk, egg, chicken, and fish replacements, or other industries such as alternative biomaterials and biocosmetics.

We hold a growing international patent portfolio for our technologies, which is run by a diverse team of experts, such as Ph.Ds and food insiders who have a robust background in the traditional food and meat industries. Research, development and innovation are core elements of our business strategy, and we believe they represent a critical competitive advantage for us.

On April 24, 2023, we acquired ValoraSoy S.A. For more information see “—B. Significant Transactions—ValoraSoy Acquisition”.

We are supported by Nasdaq-listed Bioceres Crop Solutions Corp. (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions enabling the transition to a carbon neutral agriculture, Theo I, a life sciences venture capital enterprise, and Union Group, a private equity management firm.

Our History

We were incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022, as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Our principal website address is www.moolecscience.com and our Investor Relations website address is ir.moolecscience.com. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC. We do not incorporate the information contained on, or accessible through, our websites into this annual report on form 20-F, and you should not consider it a part of this annual report.

On December 30, 2022, we consummated the transactions contemplated by the Business Combination Agreement dated as of June 14, 2022, by and among LightJump, Moolec Limited, Moolec Acquisition, Inc., and us, as amended by the Business Combination Agreement dated as of November 18, 2022. For more information see “Part I. Introductory Note and Presentation of Financial and Other Information—Introductory Note—The Business Combination”.

On April 24, 2023, we completed the acquisition of ValoraSoy Food Ingredients from the sellers in accordance with the share purchase agreement. ValoraSoy Food Ingredients specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries on 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients from the sellers, and ValoraSoy Food Ingredients became our wholly owned subsidiary for total aggregate consideration of US$2.6 million, in a combination of cash and equity. For more information see “—B. Significant Transactions—ValoraSoy Acquisition”.

Our Strengths and Competitive Positioning

Environmental Advantages. Our goal is to promote a sustainable business model. Plants are highly efficient metabolic factories which operate mainly on sunlight and carbon dioxide. With regards to molecular farming and producing protein, if plants are used to make the protein of choice, instead of a bioreactor, there will be no need to use another source of energy in the process. The technology has the potential to become carbon-fixing instead of carbon emitting. Moreover, molecular farming allows for sustainable water handling and can benefit from Ag-space sustainable technologies, techniques and approaches, such as regenerative agriculture, due to the compatibility of the spaces. It also allows raw material and product traceability from farm-to-market and a cleaner label approach for food producers, ingredients and manufacturers. Further, molecular farming will allow us to produce the traditional by-products that the market is used to obtain from crops (such as sugars, fiber, and oil) promoting a circular production and business model, which has the potential to reduce waste generation. We believe that this technology provides us with a competitive advantage when compared to the traditional protein industry, by producing products in a way that will appeal to the environmentally conscious consumer and providing food with animal proteins, including their functionalities and characteristics, without the negative impact of greenhouse gas emissions.

Shift in Consumer Preferences. Consumers’ concern for health, sustainability, ethical sourcing, animal welfare and convenience are driving food producers and retailers to reconsider their product offerings, which traditionally contain animal-derived products. In this scenario, we intend to continue to develop our brand and products. We believe that we will be able to capitalize on this shift in consumers’ concern for health and animal welfare, which we believe puts us in an advantageous position when compared to the traditional protein industry.

Industrial Shift. The food industry is going through a significant global protein shift and we are following this change. This shift is driven mainly by five main pillars, which are supply chain, cost, compliance, operations and innovation, as follows:

●	The weaknesses and vulnerabilities in supply chains have been highlighted by the droughts, trade-sanctions, trade-wars, livestock diseases, Covid-19 pandemic, Suez Canal blockage and political instability and war in a major food exporting country, the Ukraine. When coupled with the increasing demand for local foods, this instability has led companies to reconsider their importing strategy. Moreover, certain ingredients have been difficult to source. Specifically, several animal-derived ingredients including milk-protein, pork and chicken have been difficult to procure due to a lack of exportable volumes (e.g., export ban of pork or chicken due to swine fever or bird flu, respectively).

●	The price of many essential ingredients such as milk-derivatives, pork and chicken derivatives have increased significantly which has put pressure on low-cost high-volume markets in developing countries. Due to the functionality and ease of use of these ingredients, they have been difficult to replace when the ingredient costs have been low. For example, considering that milk-derived protein prices have reached an all-time high, many food formulators/producers have serious incentives to try and replace part, if not all, of the ingredients in the final product. Assembled food products or food service offerings consisting of multiple protein sources like cheese sausages, cheeseburgers, pastas, bakery products provide ample space for partial replacement of certain high-cost ingredients.

●	Compliance requirements have increased the complexity of food production and its related supply chain. The pressure to responsibly source certain ingredients is leading to a reduction of use of that specific ingredient whenever possible to limit the exposure to a market prone to shortages in volumes.

●	The safety of certain food products is increasingly making daily operations complex due to the stricter control of cross-contamination of specific product claims (e.g., organic, allergen-free, cruelty-free, GMO-free, etc.). This means that certain production lines are moving to a system in which it can either process all of the above, or to a line in which it is not allowed to process specific ingredients in order to maintain the “free-from” status.

●	Pressure for innovation to solve certain problems related to the previous pillars or demand-related issues is also generating opportunities for plant-based proteins. Due to increased routes into higher volume applications of the traditional plant-proteins, other ingredient suppliers have been developing a wider plant-based offering to find applications that other plant-based proteins have failed due to technical or marketing concerns.

We believe that by addressing the main concerns with supply chain issues, price and food safety concerns, our innovative molecular farming technology puts us at an advantage when compared to the traditional protein industry and other alternative protein technologies. We will not be subject to certain of the risks caused by supply chain issues, sourcing compliance, or rising cost of ingredients as our products would also use the native proteins from the plant. Our technology also addresses the current challenges faced by the traditional science-based food ingredient and meat industries by being animal free, green and reducing costs.

Taste and Texture. Alternatives to animal-derived foods are edging closer to their targets whilst being acceptable to consumers who buy plant-based alternatives with conviction. We are committed to prioritizing the growth of this acceptance. To make a global impact on sustainability and health, wider adoption is needed which means that the mainstream consumer, which is not inherently attracted to plant-based alternatives, needs to be drawn in. The prerequisites for a successful product which can be marketed towards committed vegans are significantly different than flexitarian/reducetarian consumers. As a consequence, the plant-based products need to be a convincing alternative to the traditional animal-based product in order to help a group of people to reduce their reliance on animal-derived protein. We believe that if the animal-alternatives can survive for one or two generations, then a gradual shift can start taking place where the food systems are nudged towards products which are perhaps less like meat but offer significant nutritional, cost and sustainability advantages over the initial generations of meat alternatives. If successful, the introduction of animal proteins into plants could help increase the functionality of the bulk of the animal-alternative recipes which are based on plants and seeds. These animal proteins have very specific functions in food where they determine texture and overall behavior in application. In terms of taste, the industry has come a long way in boosting or replacing animal-based flavors with plant or microbial derived ingredients. Using animal-inspired proteins and fats, we can also come closer to developing the tastes more associated with the traditional animal-based products.

We believe that our product will appeal to the consumer that prefers the traditional taste and texture of traditional meat products, but shares our values. A challenge for the science-based food ingredient industry has been the ability to create alternatives that mimic the taste and texture of meat. With our technology the proteins that have a significant role and affect the taste and texture of meat products will be produced within the plants themselves. This places us in an advantageous position when compared to competitors that use other methods to mimic the taste and texture of meat products.

Nutritional Values. We are a mission-driven business and nutritional value is among our priorities. More data is becoming available regarding general nutrition of specific diets and the relationship with general health and wellbeing. Many foods which are attractive in terms of taste, cost and convenience might not be considered part of a healthy diet. Replacing these foods and attracting the mainstream consumer can be difficult. Animal proteins produced in plants by molecular farming will have the same protein sequence to the proteins which we have been eating during the evolution of our species. By introducing these animal proteins in plants, we expect to increase the overall nutritional score of the products we develop.

For the health-conscious consumer, we expect to have a competitive advantage. We believe that our technology will produce a product that retains the benefits of traditional meat, including certain animal-specific proteins, without the need to include less healthy ingredients needed to create a suitable meat alternative. As discussed above, currently consumers are more health conscious when making decisions related to their food, and we believe we are in a position to capitalize on this trend.

Scalability and Low Costs. We focus on molecular farming, as we believe through it we can compete with animal-based products in terms of costs. Considering that our genetically modified seeds generally will not require significant downstream modifications, we expect operational costs to be in line with the current farming methods and industrialization standards for existing soy, pea and safflower beans. With lower costs associated with our ability to scale and produce our products, we believe we are at an advantage when compared to our competitors.

Management team and Industry Expertise. We are led by a proven and experienced executive management team consisting of Ph.Ds and agri-food insiders with many years of industry experience. We believe this blend of talent gives us tremendous insights and capabilities to create demand and fulfill it in a scalable, profitable and sustainable way and is one of our main strengths. See “Item 6. Directors, Senior Management and Employees”.

Industry Overview

We believe that consumer awareness of the perceived negative health, environmental and animal-welfare impacts of animal-based meat consumption has resulted in a surge in demand for viable plant-based protein alternatives. A key analogy for both the approach to and the scale of our opportunity is the strategy by which the plant-based industry captured significant market share.

We expect the plant-based industry to grow but we also recognize that a significant impact can be made on the world-wide food system by helping traditional animal-based food producers minimize the amount of animal-derived ingredients they require for the production of nutritious, low cost and sustainable foods. There is a trend indicating more interest from the traditional meat and dairy industry to accept next generation and alternative ingredients which can reduce their dependence on animal proteins whilst maintaining a certain level of quality and preferably reduce costs and increase supply chain stability. We believe working alongside the traditional food industry as a key opportunity to impact global sustainability.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability, including the armed conflict in Israel and Palestine, and ongoing military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops began. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Israel and Palestine and in the Ukraine have led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions. Our business, financial condition, and results of operations may be adversely affected by the negative impact on the global economy resulting from the conflict in Israel and Palestine and the Ukraine or any other geopolitical tensions.

In recent years and months, the food industry has experienced several major global events which have significantly disrupted the global supply chain. Beyond the conflict in Ukraine, this includes several years of swine and avian flu in Europe, the current trade conflicts between the United States and China, the COVID-19 pandemic, the Suez Canal blockage, severe climate events and drought in significant agricultural locations and the current labor shortage. The relatively low cost of food, of which consumers have grown accustomed, requires production scale and efficient supply. These developments and continuing pressure on the price of food and food products has reinforced the dependence on the global food supply chain. For example, food recipes have frequently become complex so that if one ingredient cannot be sourced, the whole production line is unable to produce. Due to strict labeling laws worldwide, replacement ingredients cannot always be used, which can cause major problems which have been exacerbated by the aforementioned global events.

The disruptions and demonstration of the fragility of the global food supply chain has expedited the need for more localized sourcing, when possible, but more importantly has increased the attractiveness of technological solutions to produce foods which cannot be produced locally. We believe that these technological solutions, such as molecular farming, can play a major role to resolve the food security issue while also providing additional advantages related to sustainability and cost reduction.

In recent years, the general acceptance of GMOs has increased. The most common GMO crops include soy, maize, cotton, canola, and alfalfa. In addition, several genetically modified organisms (GMOs) have been approved by the EU commission recently. Since GMOs were first approved for commercial use and planted in United States soil in 1996, their production has rapidly increased; helping to make farming methods significantly more efficient and productive.

Recent Developments

Convertible Note issued to Insud

On October 15, 2023, we entered into agreements with Insud to issue a convertible note for an aggregate principal amount of approximately US$21 million (the “Insud Convertible Note”). The convertible note was issued against a cash payment of US$10 million. In connection with this, we entered into a binding contribution memorandum of understanding, pursuant to which Insud will contribute to us certain rights under an industrial services agreement and its interest in Microo Foods Ingredients. Upon the effectiveness of such contributions, we will increase the principal amount outstanding under the note by an amount equal to the value of the contributed assets. Valuation of the contribution will be confirmed by an independent statutory auditor (réviseur d’entreprises agréé) in accordance with article 420-27 of the Luxembourg law of 10 August 1915 on commercial companies.

The convertible note will mature in 36 months after it is issued, will initially accrue interest at 10.0% p.a. and includes a “payment-in-kind” feature. If the trading price of our ordinary shares exceeds the strike price of US$6.00 per ordinary share for 10 trading days, Insud will have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the note may be converted into our ordinary shares at the strike price. At maturity, we have the option to convert the principal amount outstanding under the note into ordinary shares. In connection with Insud’s early conversion option and our optional conversion at maturity, we may deliver ordinary shares, cash, or a combination of cash and ordinary shares to Insud. The in-kind contributions to be made by Insud to us are subject to the completion of an independent appraisal procedure in accordance with Luxembourg law.

Binding Memorandum of Understanding with Bioceres

On October 15, 2023, we entered into an MOU with one of our affiliates, Bioceres. Pursuant to the MOU, we will enter into a note purchase agreement (the “Note Purchase Agreement”) and a HB4® soy supply agreement (the “BIOX Soy Supply Agreement”) with Bioceres. Under the BIOX Soy Supply Agreement, Bioceres will supply us with an amount of HB4® soy equivalent to US$9 million under our commitment. We have the option to request additional deliveries of an amount of HB4® soy equivalent to US$9 million and will issue additional notes in connection with this option. Bioceres will engage with Generation HB4® farmers to source and deliver to us soybeans with a sustainability-linked premium, which are produced under regenerative agricultural practices, minimizing water, carbon and chemical footprints. The Generation HB4® program is an identity-preserving farming program that utilizes HB4® drought-tolerance technology to enable soybean-wheat crop rotations and improve agricultural sustainability. The BIOX Convertible Note is expected to be issued on substantially similar terms as the Insud Convertible Note.

Takeover Offers

We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company’s securities, during the last or current financial year.

B. Business Overview

Significant Transactions

ValoraSoy Acquisition

On April 24, 2023, we completed the acquisition of ValoraSoy Food Ingredients from the sellers in accordance with the share purchase agreement. ValoraSoy Food Ingredients specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries on 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients from the sellers, and ValoraSoy Food Ingredients became our wholly owned subsidiary for total aggregate consideration of US$2.6 million, in a combination of cash and equity. We expect that the ValoraSoy Acquisition will help to accelerate our growth in the food ingredients industry by expanding our commercial network with a top-notch sales team and complementing our molecular farming Platform with industrial capacity and downstream operations, in addition to adding a highly experienced team of professionals.

Grupo Insud

On May 24, 2022, we formed Microo Food Ingredients as a joint arrangement with Insud, a global company focused on innovation, sustainability and developing in different industries such as pharma, agribusiness and renewable energy, through its affiliate INVIM Corporativo S.L. Microo Food Ingredients plans to use yeast, fungi and other microorganisms to produce animal-free ingredients that are expected to complement our molecular farming and plant-based pipeline and enable us to have a unique set of science-based food ingredients formulations. The new products that may result from Microo Food Ingredients are expected to represent an upgrade in nutritional value. We expect that combining our respective technological platforms may improve our R&D, since this partnership is expected to permit us to accelerate our scientific research and developments and to scale-up our production expertise.

Pursuant to the binding contribution memorandum of understanding, Insud has agreed to contribute to us their interest in Microo Food Ingredients. See “—Recent Developments” above.

Bioceres S.A. and Bioceres.

We were founded in 2020 as a spin-off from a privately owned entity, Bioceres S.A., which provided us with a scientific team and certain intellectual property. In 2021, Bioceres transferred to us the GLA patents, as well as the trademarks relating to this technology.

Customers and Contracts

As a result of the ValoraSoy Acquisition, we have entered into contract with customers with clients in more than 14 countries on 3 different continents. Pursuant to these agreements, we sold textured soy proteins for the year ended June 30, 2023. We did not have any contracts with customers for the year ended June 30, 2022.

Our Segments and Key Products

The table below sets forth our pipeline. Our products are projects in various stages of R&D and are not yet available to consumers. We currently have multiple projects in development which will require us to confirm discovery, transformation, development and selection stages, prior to moving from R&D to operations.

Product	Category	Description	Market
SPC2	Food Ingredient	Plant-based chymosin. Chymosin is a key ingredient for the clotting step in cheese production. Our technology allows Chymosin to be produced in Safflower seeds turning this semi-arid crop into a bioreactor for industrial enzymes.	Food, dairy (cheese industry)
GLASO	Nutritional Supplement	A safflower oil with high levels of GLA (up to 60% of total oil content). Our technology allows a high concentration of GLA that can be up to three times as concentrated when compared with other standard sources of GLA such as borage oil and evening primrose oil, whose concentrations vary between 20-22% and 9-12%, respectively.	Dietary supplements, nutritional beverages and pet food (1)
YEEA1	Nutritional Supplement or Food Ingredient	An extract derived from a novel yeast biomass with specific properties. The technology allows for replacement of specific animal-derived nutritional supplements and targets a market which might have religious, lifestyle or moral objections to the current products in the market. A secondary application is being studied where the same extract is used as a base for savory flavor generation.	Nutritional supplement, food fortification, natural savory flavors
SOOY1	Meat Replacement	SOOY1 is a plant-based and animal meat free ingredient containing porcine proteins in soybeans. Our technology allows the enhancement of organoleptic properties and nutrition in traditional and alternative meat products by using a more sustainable and affordable approach when compared to traditional animal protein production.	Traditional/ alternative/ cultivated meats, and non-meat products
SOOY2	Meat Replacement	SOOY2 is a plant-based and animal meat free ingredient containing animal proteins in soy. This technology allows the modulation of soy properties for meat replacement and for use in savory flavor generation when compared to traditional animal protein production.	Traditional/ alternative/ cultivated meats, non-meat products and flavoring
SOOY3	Meat Replacement	SOOY3 is a plant-based and animal meat free ingredient containing animal proteins in soy. This version of the technology allows for an improved texture modulation in meats and meat replacement.	Traditional/ alternative/ cultivated meats and non-meat products
PEEA1	Meat Replacement	PEEA1 is a plant-based and animal meat free ingredient containing porcine proteins in peas. Our technology allows the enhancement of organoleptic properties and nutrition in traditional and alternative meat products by using a more sustainable and affordable approach when compared to traditional animal protein production.	Meat replacement, meat alternatives and nutritional/ functional foods

Notes:-

(1)	As of the date of this annual report on form 20-F, the FDA has approved the GLA-containing safflower seed oil as a new ingredient in dietary supplements, nutritional beverages, and medicinal foods for humans. The FDA has also approved the use of the seed oil as an ingredient in dog and cat food and the use of the seed meal in cattle and poultry feeds.

Development Timeline and Process

The seven projects included in our product portfolio described above are each in different stages of product development. In order to commercialize our products and for them to enter into markets, it is necessary for our products to go through multiple stages of development, including research and development where we aim to locate proteins of interest found in traditional animal foods that can be effectively and efficiently expressed within a plant or a microorganism, the development of a successful prototype, further research and testing to ensure that the prototype can be efficiently scaled-up, production of the product and finally commercialization of the product. The stages of development for our products consist of the following:

(i)	Discovery: The first phase in the technology development process is the discovery or identification of hosts, candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified characteristics or enabling an agroindustrial biotech solution.

(ii)	Proof of concept/Transformation: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the transformation phase after which it proceeds to the greenhouse or small bioreactor stage. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities, extensive field validations or large-scale fermentations.

(iii)	Early development/Development: In this phase, efficacy field trials or pilot scale bioreactors are expanded to evaluate the expression level and phenological characteristics of the traits in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the development phase is to evaluate the technical feasibility by identifying the best candidate to scale up the seed stock and to start the regulatory field trials for plants. For microbes, this stage aims to study the behavior of the organisms in production settings and produce enough biomass to start downstream prototyping and safety assessments. We have held preliminary conversations with regulatory agencies to permit solicitation and activities to obtain regulatory clearance for cultivation.

(iv)	Advanced development/Selection: In this phase, extensive field tests are used to fully demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from regulatory agencies for products is started, and includes field trials for environmental, core and food safety data generation. For solutions involving microbial fermentation, industrial-scale runs are conducted and data is collected for a more precise techno economic assessment.

(v)	Pre-launch/Scale-Up: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. For solutions involving microbial fermentation, this phase is where the gathered safety data is presented to the regulatory agencies for evaluation.

(vi)	Product launch/Downstream: In general, this phase, which is the last milestone of the research and development process, is carried out by the group. Here is where the novel seeds or novel microorganism biomass are processed into the final products, ingredients for B2B activities.

SPC2 is currently at the “Scale-Up” stage, whereby we have already been able to successfully develop the prototype and our conducting further research in greenhouses related to protein expression. GLASO is also at the scale-up stage, where we currently are increasing seed stock and crushing processing trials. Our meat replacement products remain in the first developmental stages of research, including Discovery, Transformation and Development.

The table below describes the current projects that are within our pipeline. We believe that the projects below can continue to advance, becoming products, and reach commercialization, subject to final regulatory approvals and success within each of the stages described above:

Project	Application	Plant/ Microorganism Host	Function(1)	Development Stage	Planned Commercial Launch
SPC2	Food Ingredient	Safflower	Texture	Scale-up	2025
GLASO	Nutritional Oil	Safflower	Nutrition	Scale-up	2025
YEEA1	Nutritional Supplement or Food Ingredient	Yeast	Nutrition and Flavor	Development	2025
SOOY1	Meat replacement	Soybean	Sensory and Nutrition	Development	2027
SOOY2	Meat replacement	Soybean	Flavor and Nutrition	Transformation	2029
SOOY3	Meat replacement	Soybean	Texture and Nutrition	Transformation	2029
PEEA1	Meat replacement	Pea	Sensory and Nutrition	Transformation	2028

Notes:-

(1)	The function of our products acts to create an experience within a product that is typical of the traditional meat market. This includes texture, sensory experience and nutrition. Each of the projects described above will advance one or more of these functions within our products. Texture relates to the feel and consistency of the product. Sensory implies an improved perception of the product, especially with respect to meat replacements. Nutrition refers to increased digestibility of the expressed protein or an improvement of the micronutrient content and bioavailability.

We believe, based on available market research, that the Serviceable Available Market could reach US$37 billion by the end of 2025. In order to address this demand, we must complete the necessary development activities in order to meet the planned commercial launches indicated above. However, delays may occur as a result of the development process. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—If our genetically engineered plants do not express a sufficient yield of an animal protein, we may not be able to take our products to market in a timely manner or successfully operate our business.”

Sales and Marketing

As our product and focus on molecular farming may not be familiar to many potential consumers, we will be required to educate potential customers and consumers about our products and brand, respond quickly to concerns and consult on food trends. As we develop and grow our brand, we expect to expand our sales and marketing team in the future by adding dedicated personnel to service new retail customers. In the future we may also add sales representatives to expand our sales efforts to the extent necessary.

Competition

We have recognized three clusters of competitors.

The first category includes other molecular farming companies which are working on similar proteins in similar or different production systems. In this category, our main competitors are Kyomei and IngredientWerks. Some molecular farming companies now potentially working on meat proteins next to their dairy core are Mozza, Nobbell Foods and such.

The second category includes companies which develop science-based food ingredient technologies which target the same molecules or molecules that have similar applications in the same target market. These technologies can include precision fermentation, single cell protein, cultured meat and more. In this category, our main competitors include Motiff Food Works, Impossible Foods, Paleo and Ginko Bioworks.

Finally, the third category includes companies competing with traditional animal-based versions of our target proteins or companies making traditional alternatives to target the same market. These companies classify as competitors in the loosest sense as they are more likely to be potential customers or future users of the technology being developed. Givaudan Group, International Flavors & Fragrances, DSM and Hansen could be named, as examples, among others.

Intellectual Property

Our business model is focused on R&D and the development of future IP and patents. Our IP strategy consists of conducting research and testing to rapidly acquire IP protection for all of our platforms.

The main jurisdictions in which we seek patent protection, among others, are the United States, Canada, Brazil, Argentina, Australia, India, China, Hong Kong, Japan, Malaysia, New Zealand, Mexico and countries in Europe.

To date, we have identified and sought patent protection in our capacity as either title holder or exclusive licensee for over 26 patents linked to our food ingredients, nutritional supplements and meat replacements technology such as: (i) chymosin produced in safflower; (ii) GLA produced in safflower; (iii) plant-based porcine and bovine proteins embedded within the matrix of native soy proteins to enhance meat products in terms of taste, color and nutritional values and the molecular farming platform that enables production; (iv) plant-based animal myofibrillar proteins to enhance meat products in terms of taste, texture and nutritional values; (v) methods for producing recombinant animal proteins within yeast; and (vi) compositions and applications of novel microorganisms to improve the taste and nutritional properties of foods.

These technologies are currently protected through our 17 patents and 9 current patent applications as owner and or as exclusive licensee. Further, 10.5% of our patents are proprietary while 89.5% of the patents listed below have been licensed from third parties. In addition, we own 22 trademarks across five jurisdictions.

Research and Development

Our R&D activities are directed toward the ability to find proteins of interest that are found in traditional animal foods and express the desired proteins in a host plant or microorganism. We undertake our R&D activities through service agreements with institutions that specialize in the research and development of technologies to increase crop yields, gene expression and biotechnology.

Service agreements with third parties

The table below shows the service agreements to which we are a party and through which we develop our R&D activities. These agreements are discussed in more detail below the table.

Counterparty Name	Effective Date	End Date
Ingeniería Metabólica S.A. (INMET)	October 22, 2020	July 2022
Instituto de Agrobiotecnología Rosario S.A.U. (INDEAR)	January 18, 2021	December 2022
Washington State University (WSU)	January 29, 2021	September 2023
Wisconsin Crop Innovation Center (WCIC)	February 11, 2021	March 2023
Future Foods B.V.	May 1, 2021	December 2023
Instituto de Agrobiotecnología Rosario S.A.U. (INDEAR)	September 9, 2021	April 2023
Flavour Products B.V.	December 28, 2021	December 2023
Koompin Farms	April 13, 2022	October 2022
Premas Biotech PVT Ltd. (Premas)	May 16, 2022	October 2022
Instituto de Agrobiotecnología Rosario S.A.U. (INDEAR)	June 23, 2022	October 2023
The Curators of the University of Missouri	November 4, 2022	November 2023

Ingeniería Metabólica S.A. (INMET)

On October 22, 2020, we entered into a service agreement with INMET for a fermentation project consisting of strain construction and downstream processing of a bovine protein. This project ended in July 2022 with inconclusive results.

Instituto de Agrobiotecnología Rosario S.A.U. (INDEAR)

On January 18, 2021, we entered into a service agreement with INDEAR for transformation services of transgenic events. This agreement expired in December 2022, and we are currently discussing an amendment agreement with INDEAR to extend the term of this agreement through completion of the project.

On September 9, 2021, we entered into a service agreement with INDEAR for the development of the following: (a) seed multiplication of GM safflower containing nutritional oil (GLA) and Chymosin, and (b) R&D activities related to our safflower’s technologies. The seed multiplication service ended in February 2022 and the R&D activities were concluded in April 2023.

On June 23, 2022, we entered into a service agreement with INDEAR for gene expression analysis and generation advancement services in order to select desirable soybean transgenic lines.

Washington State University (WSU)

On January 29, 2021, we entered into a sponsored research project agreement with WSU for the development of research related to bovine protein expression in pea plants. The agreement was amended on June 1, 2022, on August 19, 2022, January 17, 2023, and September 22, 2023. The project was concluded in September 2023.

Wisconsin Crop Innovation Center (WCIC)

On February 11, 2021, we entered into a service agreement with WCIC for soybean transformation services. The scope of the project was expanded in December 2022, and it was concluded in March 2023.

Future Foods B.V. (Future Foods)

On May 1, 2021, we entered into a service agreement with Future Foods for food-product development services and application research. In December 2022, this agreement was renewed for an additional twelve-month period. Future Foods is wholly-owned by our Chief Product Officer, Henk Hoogenkamp.

Flavour Products BV (Flavour Products)

On December 28, 2021, we entered into a service agreement with Flavour Products for the development of flavor profiles for our products. This project is expected to be concluded by the end of 2023.

Koompin Farms

On April 13, 2022, we entered into a service agreement with Koompin Farms for the provision of seed multiplication services. The project ended with seed harvesting in October 2022.

Premas Biotech PVT Ltd. (Premas)

On May 16, 2022, we entered into a service agreement with Premas for a fermentation project consisting of the development of yeast-based production cell lines for several bovine proteins. This agreement ended in October 2022 after the completion of the project.

The Curators of the University of Missouri (University of Missouri)

On November 4, 2022, we entered into a service agreement with the University of Missouri for the provision of expression analysis services in soybean transgenic events.

Raw Materials and Material Sourcing

The process of scaling up our seed inventory and production is performed in the United States and Argentina. We have access to different growers in both countries to outsource the production depending on agronomical conditions. Currently, we have safflower productions in American Falls (Idaho, USA) and Monte del Rosario (Córdoba, Argentina).

For seed transformation and seed scaling up at R&D stage (soybean and pea), including greenhouses use, we currently work with three outsourced service centers: WCIC, WSU and INDEAR. We are constantly evaluating the most suitable partners considering the scope of the new R&D programs.

Government Regulation

We are, and will be, subject to laws and regulations in which we operate. This includes laws and regulations governing biotechnology and food companies related to the development, approval, manufacturing, import, export, marketing and sale of our products. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Laws and Regulation”.

Regulation of Plant Biotechnology Products

United States

Our main focus is the United States market. In the United States, the main agencies with responsibility for regulation of plant biotechnology products are the USDA, the Animal and APHIS, and the FDA.

On April 5, 2023, USDA-APHIS issued a Regulatory Status Review with the conclusion that our GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation 7 CFR part 340. Accordingly, we are no longer required to obtain USDA-APHIS permits for importation, interstate movement, and environmental release of GE plants. Moolec GLA safflower oil (GLASO) already has approvals from the FDA for use of GLASO as an ingredient in dietary supplements, an ingredient in nutritional beverages and medical foods, and as an ingredient in pet food. We also have FDA approval for use of the seed meal from GLA safflower plants in food for cattle and poultry.

Argentina

Our plants require approval under the Ministry of Agriculture, Livestock and Fisheries (“MAGP”), since we plan to produce our crops in both Argentina and the United States in order to have flexibility given the counter seasons of the two locations.

Currently we have permits from the MAGP for importation, movement and environmental release from some of our genetically modified plants. Our chymosin safflower has been fully approved by MAGP for release and production in Argentina and no further permits are required for its production.

Regulation of Food and Ingredient Products

United States

We are subject to laws and regulations administered by various federal, state and local regulatory agencies in the United States, such as the FDA, the Federal Trade Commission, the Environmental Protection Agency, the Occupational Safety and Health Administration, and the USDA, related to any future processing, packaging, distribution, sale, marketing, labeling, quality, safety, and transportation of our products, as well as our occupational safety and health practices.

Among other things, the facilities where are products are grown in the United States may be required to register with the FDA, and comply with regulatory schemes including the Food Safety Modernization Act. We would also be subject to state and local food and safety regulations in connection with the sale of our future products. We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws.

Other Regulatory Requirements

We are also subject to various federal, state, local and national and transnational laws, regulations and requirements in the jurisdictions in which we operate, relating to not only biotechnology and food and ingredient products. In the future as we continue to grow, we may be subject to other regulations and requirements in the jurisdictions in which we operate relating to, among others, safe working conditions, laboratory and distribution practices, transportation and disposal of hazardous or potentially hazardous substances. In addition, applicable import and export laws will require us to abide by certain standards relating to the cross-border transit of finished goods and raw materials.

The costs associated with our continued compliance with the various applicable federal, state, local, national and transnational regulations to which we are subject, or could become subject could be significant, and the failure to comply with such legal requirements could have an adverse effect on our results of operations and financial condition.

Employees

As of June 30, 2023, we had 45 full-time and temporary employees located in the United States, Argentina, the Netherlands and the United Kingdom. We employ five Ph.Ds and other skilled scientists, biotechnologists and engineers for our team. Our work environment is focused on technology, as it is our corporate purpose. We have never experienced a labor-related work stoppage.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date hereof, we are not party to any legal proceeding.

C. Organizational Structure

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries and joint arrangements as of June 30, 2023:

Name	Jurisdiction of Incorporation	Ownership Interest	Voting Interest
Moolec Science Limited (1)	England	100%	100%
LightJump Acquisition Corporation	Delaware	100%	100%
Valorasoy S.A. (2)	Argentina	100%	100%
AG Biomolecules LLC	Delaware	100%	100%
Microo Foods Ingredients S.L. (3)	Spain	50%	50%

Notes:-

(1)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

(2)	Acquired pursuant to the ValoraSoy Acquisition, which closed on April 24, 2023.

(3)	During December 2022, we agreed to participate in a joint arrangement with the 50% of participation of the newly created company named Microo Food Ingredients Sociedad Limitada. See “Item 4. Information on the Company—A. History and Development of the Company—Convertible Note issued to Insud.”

D. Property, Plant and Equipment

Prior to the closing of the ValoraSoy Acquisition, our assets mainly consisted of intangible assets, such as intellectual property rights. As a result of the closing of the ValoraSoy Acquisition, we incorporated a processing facility located in the Argentine soybean corridor, which helps maximize raw material origination, with an installed crushing capacity of 10 thousand tons of soybean per year. In our processing facility we specialize in the production of textured soy proteins, providing high-quality products and customized solutions to clients in more than 14 countries in 3 different continents.

In addition, we have entered into a lease agreement with Excedr, Inc., pursuant to which we lease and operate a laboratory at Texas A&M University and the equipment therein, which has allowed us to continue to conduct our research.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our operating results and financial condition. This discussion and analysis should be read together with our audited consolidated financial statements and related notes that are included elsewhere in this annual report, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or elsewhere in this annual report.

A. Operating Results

Factors Affecting our Operating Results

Our operating results have been influenced and will continue to be influenced by the following factors:

Regulatory environment

Our operating results will vary depending on the speed in which we are able to obtain regulatory approvals for our products and the cost and expense associated with gaining such approvals. The degree of regulation to which we are subject varies by activity and country. Our ability to sell our technologies and products depends on obtaining and maintaining necessary authorizations, permits and regulatory approvals in the markets in which we operate.

Product Development

We have seven ongoing projects which we expect to market and generate revenue in the near future. We expect to launch SPC2 in 2025 and GLASO in 2025, among others. SPC2 is currently at the scale-up stage, whereby we have already been able to successfully develop the prototype and are conducting further research in greenhouses related to protein expression. GLASO is also at the scale-up stage, where we currently are increasing seed stock and crushing processing trials. Our meat replacement products remain in the first developmental stages of research, including discovery, transformation and development. See “Item 4. Information on the Company—B. Business Overview—Research and Development”.

We have made significant progress in the research and development of our products, as well as in acquiring the necessary production facilities to scale-up production:

●	On March 31, 2023, USDA-APHIS issued a Regulatory Status Review with the conclusion that our GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation 7 CFR part 340. We also have FDA approval for use of the seed meal from GLA safflower plants in food for cattle and poultry. See “Item 4. Information on the Company —B. Business Overview — Government Regulation.”

●	As a result of the closing of the ValoraSoy Acquisition, we acquired a soy processing plant in Argentina which specializes in the production of textured soy proteins. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products. See “Item 4. Information on the Company—B. Business Overview — Significant Transactions — ValoraSoy Acquisition.”

We are striving to successfully complete certain major research, development and production activities in order to meet our expected production dates.

Our team of scientists, technicians and staff is committed to achieving the milestones to meet our current production and commercialization timelines to enable us to achieve our expected production dates. Achievement of these milestones are critical to our development timelines, though may be subject to unanticipated delays outside of our control such as the ability to obtain sufficient capital to support production.

Capital Requirements

As a result of the closing of the ValoraSoy Acquisition, we generate revenue from our operations from ValoraSoy’s pre-existing contracts. However, until we can generate sufficient revenue, we are dependent on our ability to raise sufficient capital from third-party sources. We expect to finance our future capital needs through private placements of our securities, public offerings of equity and/or equity-linked securities, debt financings, collaborations, and licensing arrangements. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Macroeconomic conditions in Argentina

We generate a significant portion of our revenue in Argentina, an emerging market. Therefore, our operating result and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in Argentina. See “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business and Operations—Economic and political developments in Argentina, including inflation and government controls may adversely affect the economy and our financial condition and results of operations.”

Operating Results

We have based the following discussion on our audited consolidated financial statements included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the Year Ended June 30, 2023 and the Year Ended June 30, 2022

The following table sets forth our historical operating results for the periods indicated:

	Consolidated Statements of Comprehensive Loss
	For the year ended June 30, 2023	For the year ended June 30, 2022	Change	Variation
	(in United States Dollars)			(%)
Continuing operations
Revenue	905,049	—	905,049	N.S.
Cost of sales	(1,048,354)	—	(1,048,354)	N.S.
Research and development expense	(1,351,217)	(985,158)	(366,059)	37.2
Marketing expense	(256,421)	(105,060)	(151,361)	144.1
Administrative expense	(4,808,655)	(2,523,230)	(2,285,425)	90.6
Other operating expense	(94,207)	(38,985)	(55,222)	141.6
Loss from operations	(6,653,805)	(3,652,433)	(3,001,372)	82.2
Financial cost	(160,035)	(2,130)	(157,905)	7,413.4
Other financial results	1,030,525	(872,342)	1,902,867	(218.1)
Transaction expenses	(3,535,046)	—	(3,535,046)	N.S.
Share based payment cost of listing shares	(42,705,061)	—	(42,705,061)	N.S.
Net loss before Income tax	(52,023,422)	(4,526,905)	(47,496,517)	1,049.2
Income tax	234,542	—	—	—
Net loss for the year	(51,788,880)	(4,526,905)	(47,261,975)	1,044.0
Basic and diluted loss per share	(1.50)	(0.15)	(1.35)	900.0
Foreign exchange differences on translation of foreign operations	18,112	—	18,112	N.S.
Total other comprehensive income/loss	18,112	—	18,112	N.S.
Total comprehensive loss for the year	(51,770,768)	(4,526,905)	(47,243,863)	1,043.6

Notes:-

“N.S.”: not significant.

Revenue

Revenue increased from nil for the year ended June 30, 2022 to US$905,049 for the year ended June 30, 2023, primarily as a result of the acquisition and integration of processing capabilities that are now being used as an R&D center for product development, industrial process calibration for protein treatment, and collaboration and innovation with customers.

Cost of sales

Cost of sales increased from nil for the year ended June 30, 2022 to US$1,048,354 for the year ended June 30, 2023, as a result of the acquisition and integration of a processing plant that is now being used as a R&D center for product development, industrial process calibration for protein treatment, and collaboration and innovation with customers.

Research and Development Expense

R&D expenses increased by US$366,059 or 37.2% from US$985,158 for the year ended June 30, 2022 to US$1,351,217 for the year ended June 30, 2023, primarily due to an increase in professional fees, mainly derived to the different stages and nature of the projects.

Administrative Expense

Administrative expense increased by US$2,285,425 or 90.6% from US$2,523,230 for the year ended June 30, 2022 to $4,808,655 for the year ended June 30, 2023, primarily due to an increase with audit, legal and accountancy fees, which totaled US$699,565, together with an increase of US$954,794 related to payroll and share based payments and to a lesser extent, to the incorporation of the acquired processing capabilities. Included within our administrative expenses there is a significant portion of non-cash items, mainly related to share-based payments, amortization and depreciation amounting to US$1,263,680 in June 30, 2023 compared to US$838,576 in June 30, 2022.

Other Operating Expense

Other operating expense increased by US$55,222 from US$38,985 for the year ended June 30, 2022 to US$94,207 for the year ended June 30, 2023, due to miscellaneous expenses.

Financial cost

Financial cost increased by US$157,905 from $2,130 for the year ended June 30, 2022 to US$160,035 for the year ended June 30, 2023, due to interest expenses related to loans.

Other financial results

Other financial results increased by $1,902,867 from a loss of US$872,342 for the year ended June 30, 2022 to a gain of US$1,030,525 for the year ended June 30, 2023, mainly due to the effect of the warrants revaluation gain of US$778,811, investment gains of US$1,009,318, interest gains of $693,027 and the gain generated by the application of IAS 29 in our subsidiary in Argentina of US$245,989, partially offset by a loss of exchange rate differences of US$1,386,599.

Transaction expenses

Transaction expenses increased from none for the year ended June 30, 2022 to US$3,535,046 for the year ended June 30, 2023 due to one time transaction costs related to the consummation of the Business Combination Agreement (excluding those that have been recognized in equity in accordance with IFRS-IASB).

Share based payment cost of listing shares

For the year ended June 30, 2023 we recorded a charge for the cost relating to the listing of shares of US$42,705,061, accounted as a share based payment in accordance with IFRS 2

Comparison of the Year Ended June 30, 2022 and the period from January 1, 2021 through June 30, 2021

The following table sets forth our historical operating results for the periods indicated. As a result of the difference in the length of time for each period, the operating results for the year ended June 30, 2022 are not directly comparable with the results for the period from January 1, 2021 through June 30, 2021.

	Consolidated Statements of Comprehensive Loss
	For the year ended June 30, 2022	For the period from January 1, 2021 through June 30, 2021	Change	Variation
	(in United States Dollars)			(%)
Continuing operations
Research and development expense	(985,158)	(601,942)	(383,216)	63.7
Marketing expense	(105,060)	(80,221)	(24,839)	31.0
Administrative expense	(2,523,230)	(820,946)	(1,702,284)	207.4
Other operating expense	(38,985)	(93,252)	54,267	(58.2)
Loss from operations	(3,652,433)	(1,596,361)	(2,056,072)	128.8
Share of loss from associate	—	(390,453)	390,453	(100.0)
Financial costs	(2,130)	—	(2,130)	N.S.
Other financial results	(872,342)	—	(872,342)	N.S.
Net loss before Income tax	(4,526,905)	(1,986,814)	(2,540,091)	127.7
Income tax	—	—	—	—
Net loss for the year	(4,526,905)	(1,986,814)	(2,540,091)	127.7
Basic and diluted loss per share	(0.15)	(0.07)	(0.08)	114.3
Total comprehensive loss for the year	(4,526,905)	(1,986,814)	(2,540,091)	127.7

Notes:-

“N.S.”: not significant.

Research and Development Expense

R&D expenses increased by US$383,216 or 63.7% from US$601,942 for the period of January 1, 2021 through June 30, 2021 to US$985,158 for the year ended June 30, 2022, primarily due to an increase in professional fees relating to advances in our R&D pipeline.

Administrative Expense

Administrative expense increased by US$1,702,284 or 207.4% from US$820,946 for the period of January 1, 2021 through June 30, 2021 to US$2,523,230 for the year ended June 30, 2022, primarily due to an increase with audit, legal and accountancy fees, and additional expenses including share based payments, payroll expenses, insurance and amortization costs.

Other Operating Expense

Other operating expense decreased by US$54,267 or 58.2% from US$93,252 for the period of January 1, 2021 through June 30, 2021 to US$38,985 for the year ended June 30, 2022, primarily due to a reduction in non-recurrent related party expenses.

B. Liquidity and Capital Resources

Overview

Our principal source of liquidity has been through shareholders funding, and which has historically been sufficient to meet our working capital and capital expenditure requirements. As of June 30, 2023, June 30, 2022, and June 30, 2021, we had cash and cash equivalents of US$2,527,673, US$1,081,808, and US$980,527, respectively.

We believe that our current level of liquidity is adequate for the expected needs of the Company for the next twelve months. As a growing business, we may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategies to expand our business, or other investments or acquisitions we may decide to pursue. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity, debt or convertible securities or obtain credit facilities.

A decline in the market price of our Ordinary Shares could adversely affect our ability to issue additional securities and our ability to raise additional capital on acceptable terms at a time that we deem appropriate or at all in the future. In addition, issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Company” and “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments” for more details.

Equity Subscription Line

On April 14, 2023, we entered into the Nomura Purchase Agreement and the Nomura Registration Rights Agreement with Nomura. Pursuant to the Nomura Purchase Agreement, we have the right to sell to Nomura up to US$50 million in aggregate gross purchase price of our newly issued Ordinary Shares, from time to time during the three-year term of the Nomura Purchase Agreement. The purchase price of our Ordinary Shares that we elect to sell Nomura pursuant to the Nomura Purchase Agreement will generally be determined by reference to the VWAP during an applicable purchase period on the day of the applicable purchase date for which we have timely delivered written notice to Nomura directing it to purchase Ordinary Shares under the Nomura Purchase Agreement, less a fixed 5% discount to such VWAP. Sales of Ordinary Shares pursuant to the Nomura Purchase Agreement, and the timing of any sales, are solely at our option, and we are under no obligation to sell any securities to Nomura under the Nomura Purchase Agreement. We will determine the sales of our ordinary shares to Nomura from time to time in our sole discretion and such sales will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and our determinations regarding the use of proceeds from any sale.

Consolidated Statements of Cash Flows

The table below illustrate our statement of cash flows for the periods indicated:

	For the year ended June 30, 2023	For the year ended June 30, 2022	For the period from January 1, 2021 through June 30, 2021
	(in United States Dollars)
Net cash (used) in operating activities	(7,511,353)	(1,885,979)	980,527
Net cash used in investing activities	(2,336,820)	—	—
Net cash generated from financing activities	11,281,661	2,000,000	—
Net increase in cash and cash equivalents	1,433,488	114,021	980,527
Cash and cash equivalents at the beginning of the year/period	1,081,808	980,527	—
Effect of exchange rate changes on cash and equivalents	12,377	(12,740)	—
Cash and cash equivalents at end of the year/period	2,527,673	1,081,808	980,527

Comparison of the Year Ended June 30, 2023 and the Year Ended June 30, 2022

Net cash used in operating activities

Net cash used in operating activities increased by US$5,625,374 from US$1,885,979 for the year ended June 30, 2022 to US$7,511,353 for the year ended June 30, 2023, primarily due to increases in one time transaction expenses paid for US$3,378,075 together with other working capital needs.

Net cash used from investing activities

Cash flows used from financing activities increased by US$2,336,820 from nil for the year ended June 30, 2022 to US$2,336,820 for the year ended June 30, 2023, primarily due to the cash used by our Research and Development activities, which were capitalized as intangible assets, and a cash payment of US$1,930,883 (net of the cash acquired) in respect of the ValoraSoy Acquisition. In addition, the ValoraSoy Acquisition included customer relationships which were recorded as an intangible asset.

Net cash generated from financing activities

Cash flows from financing activities increased by US$9,281,661 from US$2,000,000 for the year ended June 30, 2022 to US$11,281,661 for the year ended June 30, 2023, primarily due to an increase in proceeds relating to the issuance of share capital to UGVL, Theo and the SPAC public holders.

Comparison of the Year Ended June 30, 2022 and the period from January 1, 2021 through June 30, 2021

Net cash used in operating activities

Net cash used in operating activities increased by US$2,866,506 from net cash generated of US$980,527 for the period of January 1, 2021 through June 30, 2021 to net cash used of US$1,885,979 for the year ended June 30, 2022, primarily due to increases in R&D expenditures, payroll and administrative expenses.

Net cash generated from financing activities

Cash flows from financing activities increased from nil for the period of January 1, 2021 through June 30, 2021 to US$2,000,000 for the year ended June 30, 2022, primarily due to an increase in proceeds relating to SAFE.

Indebtedness

As of June 30, 2023, our total outstanding borrowings, including interest accrued, were US$2,645,289, which consists of US$2,546,243 of current borrowings, and US$99,046 of non-current borrowings, consisting of long-term loans.

As of June 30, 2023, our borrowings denominated in US dollars totaled US$2,028,635, which bear a fixed weighted average interest rate of 0%. Our borrowings denominated in Argentine pesos totaled US$616,654 that bear a fixed weighted average interest rate of 76%.

As of June 30, 2023, our total outstanding borrowings were unsecured.

Consideration of payment of acquisitions

ValoraSoy Acquisition

On April 24, 2023, we completed the acquisition of ValoraSoy from the sellers in accordance with the share purchase agreement. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy from the sellers, and ValoraSoy became our wholly owned subsidiary for total aggregate consideration of US$2.6 million, in a combination of cash and equity. For more information, see “Item 4. Information on the Company —B. Business Overview—Significant Transactions—ValoraSoy Acquisition.”

C. Research and Development, Patents and Licenses, etc.

For a discussion of our R&D policy, see “Item 4. Information on the Company—B. Business Overview—Research and Development”. For a discussion of patents and licenses, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D. Trend Information

For a discussion of trend information, see “—A. Operating Results—Factors affecting our operating results.”

E. Critical Accounting Estimates

Our audited consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our audited consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 3 and Note 4 to our audited consolidated financial statements, which are included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

As of June 30, 2023, the following persons (with ages as of the date of this report) are members of our Board of Directors and senior management.

Our Executive Officers and Directors

Name	Age	Position
Gastón Paladini	42	Chief Executive Officer and Director
José López Lecube	40	Chief Financial Officer and Director
Amit Dhingra	52	Chief Science Officer
Henk Hoogenkamp	36	Chief Product Officer
Martín Salinas	41	Chief Technology Officer
Catalina Jones	37	Chief of Staff & Sustainability
Natalia Zang	47	Director
Kyle P. Bransfield	38	Director
Robert M. Bennett	58	Director

Biographical information for each member of our Board of Directors and senior management is set forth below.

Gastón Paladini. Mr. Paladini serves as our Chief Executive Officer and as one of our directors. Mr. Paladini is a Co-Founder, and has been the Chief Executive Officer, since our inception in 2020. For the last ten years, Mr. Paladini has been a board member for Paladini Group, one of the largest meat producers in Latin America where he committed to promoting innovation as a fundamental company value. Fully aware of the current challenges the planet is facing and based on his knowledge and experience in the traditional meat industry, he began to explore the ecosystem of alternative proteins. Before his role as a board member, Mr. Paladini worked at several advertising agencies, including Craverolanis and Agulla & Baccetti. He has an MBA from IAE Business School and an Advertising degree from the Universidad Abierta Interamericana.

José López Lecube. Mr. López serves as our Chief Financial Officer and as one of our directors. Mr. López has served as our Chief Financial Officer since July 2021. He has over 15 years of corporate development experience in strategic roles for multinational companies with expertise in corporate strategy, finance, and high-impact partnerships. Most recently he worked for Uber Tech Inc. leading key growth initiatives for the LatAm region during 2019 and 2020. Prior to that Mr. López served as a corporate development executive for Lartirigoyen and Cia (a Glencore Agri joint venture) leading M&A, financial planning and analysis and corporate strategy in 2017 and 2018. In 2015 and 2016 he was part of the corporate finance team of the Archer Daniel Midland Company in Chicago and São Paulo. Previously, Mr. López Lecube served as an executive for Schroders Asset Management for four years focusing on institutional markets. He obtained his bachelor’s degree in business administration from the Universidad de San Andrés in Argentina in 2007 and his MBA from the Kellogg School of Business at Northwestern University in the United States in 2015.

Amit Dhingra. Mr. Dhingra serves as our Chief Science Officer. Mr. Dhingra has served as our Chief Science Officer since early 2021. In 2016, Mr. Dhingra joined Washington State University (“WSU”) as an assistant professor, where he became a tenured professor and also served as the Interim Chair and Professor of Genomics and Biotechnology in the Department of Horticulture. He also served as the Chair of the Entrepreneurial Faculty Ambassadors Program, a presidential level task force. In September 2021, he moved his program to Texas A&M University where he is the Head of the Department of Horticultural Sciences and Professor of Genomics and Biotechnology. Mr. Dhingra is a recipient of a national Biology Mentor award conferred by the Council on Undergraduate Research. He serves on the editorial board of five internationally reputed plant science journals. He has been awarded three US and three international patents on regulating ripening in fruits to reduce post-harvest wastage. His research has been featured in the New York Times, The Atlantic, BBC, The Times of London, and several other news outlets. Before serving as our Chief Science Officer, Mr. Dhingra founded Phytelligence Inc., an agriculture biotechnology spin-off out of his lab in 2011. Mr. Dhingra completed his B.Sc. in Botany (Hons) from Hindu College in 1991, New Delhi, India and his M.Sc. in Botany (Hons) with specialization in Cytogenetics and Plant Breeding from Raja Balwant Singh College, Agra, India in 1993. He then completed his Ph.D. at the University of Delhi, India and Rutgers University, New Jersey supported by fellowships from the University Grants Commission and The Rockefeller Foundation, USA, respectively in 2000.

Henk Hoogenkamp. Mr. Hoogenkamp serves as our Chief Product Officer. Mr. Hoogenkamp has acted as our Chief Product Officer since August 2020. In 2019, Mr. Hoogenkamp started a contract research company active in the development of extruded plant-based ingredients whilst working for large stock-listed multinational companies and many start-ups as a technical and strategic advisor. In 2016, Mr. Hoogenkamp resided in the UK where he worked as a sales executive for the Brecks Food Company, a plant-based ingredient manufacturer and co-manufacturer of vegetarian sausages. In 2015, Mr. Hoogenkamp joined Food Flow Inc., an ingredient company in the Philippines as a technical sales and innovation manager regarding the application of animal and plant-based proteins in local food production until August 2016. Mr. Hoogenkamp has a Bachelor’s degree in Biochemistry and a Master’s degree in Molecular Life Sciences from the HAN University of Applied Sciences in the Netherlands. For his Ph.D. research, he raised funds from both public and private sectors to further research the use of animal by-products for the design of biomedical materials in tissue engineering and regenerative medicine. He split his time between fundamental research for the Radboud University Nijmegen Medical Centre and applied research for Marel Townsend Further Processing.

Martín Salinas. Mr. Salinas has served as our Chief Technology Officer since August 2020. Mr. Salinas is a highly accomplished professional in the fields of industrial biotechnology, biochemical engineering and business development. In 2010, Mr. Salinas’ career commenced in the mining industry, where he honed his skills as a process engineer. His transition to Bioceres in 2011 marked a transformative period, where he dedicated over a decade to spearheading the industrialization of the molecular farming platform. Under his leadership, Bioceres achieved a significant milestone by securing the first commercialization and regulatory approval for a product using this innovative technology. In 2018, Mr. Salinas co-founded Phoenxt, a Germany-based company participating in the transition to a sustainable fashion industry through the use of technology to recover fibers from textile waste and use it again for yarn production to fully close the loop. Mr. Salinas is a Process and Chemical Engineer from the Universidad Nacional de Tucumán and holds a Ph.D in biology from the same university, where he specialized in enzyme production and mathematical modeling while carrying out a secondment in Leibniz Universität Hannover.

Catalina Jones. Ms. Jones serves as Chief of Staff and Sustainability. Ms. Jones has acted as our Chief of Staff and Sustainability since January 2022. Ms. Jones started her professional career in 2010 in the public sector where she worked in the Ministry of Education of Buenos Aires. After that, in 2012, Ms. Jones moved her career to the private sector where she started her endeavors in corporate social responsibility, integration of sustainability in business models, circular economy and accountability. During her time in Banco Galicia, one of the largest private banks in Argentina, Ms. Jones worked in the implementation of social investment programs and coordinated the first green finance credit line for ventures with high social and environmental impact. In 2016, Ms. Jones continued her professional career in Grupo Arcor carrying out the integration of sustainability strategies in the Agribusiness, Consumer Food Products, and Packaging business units. In 2020, Ms. Jones joined Moolec Science as Project and Communication Manager, a role she held until eventually assuming her current position. Ms. Jones holds a degree in International Relations from the Pontificia Universidad Católica Argentina, and postgraduate training in Business Sustainability from the Universidad de San Andrés and Project Management from Instituto Tecnológico de Buenos Aires in Argentina.

Natalia Zang. Ms. Zang serves as one of our non-executive directors. Ms. Zang is a business leader with more than 25 years of experience in private equity and corporate finance in Latin America, Europe and Australia. Ms. Zang serves as a Bioceres Crop Solutions Corp. non-executive director and Chair of the Audit Committee. She is currently advisor of Jazzya Investments, CFO of Overture Life and member of the Investment Committee of MBV Fund. Previously, Ms. Zang held C-level positions in several industries, including mining, retail and real estate. In late 2015, Ms. Zang joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for students and women entrepreneurs. Ms. Zang received a master’s degree in finance from the Universidad del CEMA and a bachelor’s degree in Business Administration from the Universidad Torcuato Di Tella.

Kyle P. Bransfield. Mr. Bransfield serves as one of our non-executive directors. Mr. Bransfield currently serves as the President, Chief Executive Officer and a director of Union Finance Corp. since its inception in 2021, and as the Chief Executive Officer and a director of Union Acquisition Corp. III since June 2020 and of Union Growth Capital since April 2021. He has also served as a director of Union Acquisition Corp. I since November 2017 and as its Chief Executive Officer from December 2017 until it completed its merger with Bioceres, Inc. in March 2019, and served as Chief Executive Officer and a director of Union Acquisition Corp. II since its inception until the closing of the business combination with Procaps Group S.A. Mr. Bransfield currently serves on the boards of Procaps Group S.A. and Bioceres Crop Solutions Corp., and sits on our audit and compensation committees in addition to committees of Procaps Group S.A.. Mr. Bransfield is the Founder and CEO of Union Acquisition Group, a private and public markets investment firm. Prior to Union Acquisition Group, Mr. Bransfield was a Partner at Exos Technology Financial Partners where he established a SPAC Asset Management business through the formation of Exos SPAC Opportunities I and the Morgan Cree-Exos SPAC+ Fund. Prior to Exos, Mr. Bransfield was a Partner of Atlantic-Pacific Capital and led the firm’s global direct private placement and structured investment activities since 2015. Mr. Bransfield has over 13 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio of direct investments, served as an observer to several boards of directors, and fulfilled operating roles within portfolio companies. In 2006, Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel. Mr. Bransfield received a B.S. in Business Administration from American University.

Robert M. Bennett. Mr. Bennet serves as one of our non-executive directors. Further, he is LightJump’s Chairman and Chief Executive Officer since July 2020 has over 30 years of private equity experience in technology, media and manufacturing businesses. Mr. Bennett has broad experience in building proprietary deal sourcing, raising financing and closing acquisition transactions and then growing those businesses and selling them to strategic acquirers. Since 1997, Mr. Bennett has served as Chief Executive Officer of the First Lexington organization, a private equity sponsor group that has led many transactions. From 2014 to 2017, Mr. Bennett was Chief Executive Officer of ViewMarket, Inc., a company he co-founded that acquired CultureMap, a digital media company. ViewMarket was subsequently sold to Gow Media, LLC in 2017. Since 2017, Mr. Bennett has also served as Chairman and Chief Executive Officer of Jon D. Williams Cotillions, Inc., a national social education provider. From 1997 to 2019, Mr. Bennett was Chief Executive Officer of Long-Lok Fasteners Corporation, a next generation proprietary aerospace fasteners company in which he purchased two additional “bulk up” businesses, Bernic Screw Corp and A&W Screw Corp. The company was sold to Novaria Group, LLC in December 2019. Since 2003, Mr. Bennett has also served as Vice Chairman of Modulant Solutions, an IT services and software company that he co-founded and later acquired Product Data Integration Technologies, Inc. From 1999 to 2003, Mr. Bennett was Chairman of Springbow Solutions, Inc., a company he co-founded that acquired three IT service companies and provided next generation IT, portal and web services. The company was sold to Soflink, Inc. in 2005. In the 1990s, Mr. Bennett acquired and sold various media and manufacturing businesses.

B. Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2023, for services in all capacities was US$1.2 million which includes restricted stock units that may be settled in cash or shares, at our election. In addition, in the year ended June 30, 2023, we granted our senior management options to purchase 200,000 of our Ordinary Shares.

Moolec Share Option Plan

The Moolec Limited Employee Share Plan was adopted as our share option plan (the “Moolec Share Option Plan”) by our Board of Directors on December 20, 2023, which sets a limit of 5% of the ordinary share capital to be issued under the Moolec Share Option Plan. Previously Moolec Limited had approved the Moolec Share Option Plan by their board of directors on August 23, 2021. In terms of eligibility, any of our current or former employee, director or office holder or any of our subsidiaries may be designated by our Board of Directors as eligible to receive an award under the Plan. Prior to the issuance or transfer of shares to the award holder, the award holder does not have voting rights, the right to receive dividends, nor any other right of a shareholder.

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by us to provide pension, retirement or similar benefits for the fiscal year ended June 30, 2023 was not material.

Director Compensation

Our Board of Directors has established a compensation program for executive and non-executive directors, which consists of an annual retainer, board fees in accordance with their attendance at board meetings and committee fees for their service as members of a committee. We also reimburse our independent directors for reasonable out of pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at board and committee meetings.

C. Board Practices

Our Articles provide that the Board of Directors must comprise at least five members. Our board currently consists of five directors. Our Articles also provide that each director will have a mandate that does not exceed one year, but is eligible for re-appointment.

Audit Committee

As of the date of this report, our audit committee consists of Natalia Zang, Kyle P. Bransfield and Robert M. Bennett, with Natalia Zang serving as the chair of the audit committee. Each of Natalia Zang, Kyle P. Bransfield and Robert M. Bennett meets the applicable audit committee independence standards. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Our Board adopted a new written charter for the audit committee, which is available on our Investor Relations website. The reference to our websites in this annual report on Form 20-F does not include or incorporate by reference the information on our website into this annual report on Form 20-F.

Our audit committee is responsible for, among other things:

●	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm their independence from management;

●	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;

●	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

●	reviewing our policies on risk assessment and risk management;

●	reviewing related person transactions; and

●	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Compensation Committee

As of the date of this report, our compensation committee consists of Natalia Zang and Kyle P. Bransfield, with Natalia Zang serving as the chair of the compensation committee. The members of our compensation committee were designated by our Board at the closing of the Business Combination, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. Our Board adopted a new written charter for the compensation committee, which is available on our Investor Relations website. The reference to our websites in this annual report on Form 20-F does not include or incorporate by reference the information on our website into this annual report.

Our compensation committee is responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the Board, in conjunction with a majority of the independent members of the Board) the compensation of our Chief Executive Officer;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our Board regarding the compensation of our other executive officers;

●	reviewing and approving or making recommendations to our Board regarding our incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for our executive officers;

●	making recommendations to our Board regarding the compensation of our directors; and

●	retaining and overseeing any compensation consultants.

Nominating Committee

Our nominating committee consists of Natalia Zang and Robert M. Bennett, with Robert M. Bennett serving as the chair of the nominating committee. The members of our nominating committee were designated by our Board at the closing of the Business Combination, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership, including the heightened independence standards for members of a nominating committee. Our Board adopted a new written charter for the nominating committee, which is available on our Investor Relations website. The reference to our websites in this annual report on Form 20-F does not include or incorporate by reference the information on our website into this annual report on Form 20-F.

Our nominating committee is responsible for, among other things:

●	identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;

●	overseeing succession planning for our Chief Executive Officer and other executive officers;

●	periodically reviewing our Board’ leadership structure and recommending any proposed changes to our Board;

●	reviews developments in corporate governance practices;

●	overseeing an annual evaluation of the effectiveness of our Board and its committees; and

●	developing and recommending to our Board a set of corporate governance guidelines.

Code of Ethics

Our Board adopted a Code of Ethics applicable to our directors, executive officers and team members and such Code of Ethics complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on our Investor Relations website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to our websites in this annual report on Form 20-F does not include or incorporate by reference the information on our website into this annual report.

D. Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2023	2022	2021
Management and administrative	11	3	3
Sales	3	—	—
OPEX and downstream	23	—	—
Research and development services	8	6	3
Total	45	9	6

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of June 30, 2023:

●	each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and Executive Officers; and

●	all of our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of October 31, 2023 pursuant to the exercise of warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned
Gastón Paladini(1)(2)	—	—
José López Lecube(3)(4)	366,630	* %
Amit Dhingra(5)(6)	82,924	* %
Henk Hoogenkamp(7)(8)	96,856	* %
Martin Salinas(9) (10)	124,386	* %
Catalina Jones(11) (12)	77,600	* %
Natalia Zang(13)	—	—
Kyle P. Bransfield(14) (15)	1,035,000	2.8%
Robert M. Bennett(16)(17)(18)	6,160,369	12.7%
All directors and executive officers as a group (nine individuals)	7,943,764	16.3%
Five Percent or More Holders
BG Farming Technologies Ltd.(19)	14,570,000	38.8%
THEO I SCSp(20)	15,367,523	40.9%
Bioceres Group PLC	15,367,523	40.9%
Union Group Ventures Limited	15,170,828	40.4%

Notes:-

*	Less than 1%.

1.	The business address of Mr. Paladini is Av. Jorge Newbery 8655, Country del Lago, lote 79, Rosario, CP2000, Santa Fe, Argentina.

2.	Represents shares held by The Biotech Company LLC, an entity controlled by Mr. Paladini and his spouse. Does not include approximately 79,032 vested and exercisable Restricted Stock Units, calculated using a 25- day VWAP.

3.	The business address of Mr. López Lecube is Los Talas 301 (Ex. Av V50 s/n), BC Talar del Lago 2, lote 438, General Pacheco, Tigre, B1617 Provincia de Buenos Aires, Argentina.

4.	Includes 73,927 unissued Ordinary Shares and 60,180 vested and exercisable options pursuant to the Moolec Employee Share Plan. Does not include approximately 43,004 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

5.	The business address of Mr. Dhingra is 4302 Whitwick Pl, College Station, Texas 77845, United States.

6.	Includes 39,980 unissued Ordinary Shares and 42,944 vested and exercisable options pursuant to the Moolec Employee Share Plan. Does not include approximately 19,424 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

7.	The business address of Mr. Hoogenkamp is Hoeveveld 24B, 6584GG, Molenhoek, The Netherlands.

8.	Includes 46,697 unissued Ordinary Shares and 50,159 vested and exercisable options pursuant to the Moolec Employee Share Plan. Does not include approximately 32,447 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

9.	The business address of Mr. Salinas is La Tradición 3068, Funes, CP2132, Santa Fe, Argentina.

10.	Includes 59,972 unissued Ordinary Shares and 64,414 vested and exercisable options pursuant to the Moolec Employee Share Plan. Does not include approximately 20,282 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

11.	The business address of Ms. Jones is República de Italia 860, Adrogué, Almirante Brown, CP1846, Provincia de Buenos Aires, Argentina.

12.	Includes 22,127 unissued Ordinary Shares and 55,473 vested and exercisable options pursuant to the Moolec Employee Share Plan. Does not include approximately 26,921 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.

13.	The business address of Ms. Zang is Paseo de los Parques 6. Portal 4. 1d 28109 Alcobendas, Madrid, Spain.

14.	The business address of Mr. Bransfield is 714 Westview Ave Nashville, TN 37205, United States.

15.	Represents shares held by UG Holdings LLC, an entity controlled by Mr. Bransfield.

16.	The business address of Mr. Bennett is c/o LightJump One Founders, LLC 14755 Preston Road, Suite 520 Dallas, TX 75254, United States.

17.	Represents shares held by LightJump One Founders, LLC, an entity controlled by Mr. Bennett.

18.	Includes 4,210,000 Ordinary Shares issuable in connection with the exercise of the Private Warrants.

19.	The Biotech Company LLC, an entity controlled by Mr. Paladini, Moolec’s Chief Executive Officer, and Mr. Paladini’s spouse, is the beneficial owner of 20% of BG Farming Technologies Ltd. and Theo I SCSp is the beneficial owner of 80% of BG Farming Technologies Ltd.

20.	Theo is a wholly owned subsidiary of Bioceres Group PLC. Consequently, Bioceres Group PLC may be deemed the beneficial owner of the Shares of which Theo is deemed the beneficial owner and to share voting and dispositive control over such shares.

For more information on our shares and share options owned by individual Directors see “Item 6. Directors, Senior Management and Employees—B. Compensation—Moolec Share Option Plan.”

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder since its incorporation on May 23, 2022, except as described below.

●	On January 9, 2023, BG Farming Technologies Limited, Theo and Bioceres Group PLC filed a Schedule 13D reporting beneficial ownership of 15,367,523 ordinary shares, representing 40.9% of our share capital.

●	On January 9, 2023, Union Group Ventures Limited, Union Group International Holdings Limited and Juan José Sartori Piñeyro filed a Schedule 13D reporting beneficial ownership of 15,170,828 ordinary shares, representing 40.4% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and no major shareholder has different voting rights.

Securities Held in the Host Country

As of June 30, 2023, 37,563,768 ordinary shares were issued and outstanding, of which 1,854,840 Ordinary Shares, 4%, were held by one record holder in the United States, Cede & Co.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B. Related Party Transactions

Policy Concerning Related Party Transactions

Our Board of Directors has adopted a written policy, for the review of any transaction, arrangement or relationship in which it is a participant, if the amount involved exceeds US$120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

A copy of the related person transaction approval policy is available on our Investor Relations website.

Other Related Party Transactions

The following are certain other transactions with our directors, executive officers and shareholders. Omitted periods below signify that there were no transactions in such period or the value of such transaction was a de minimis amount.

See also “Item 4. Information on the Company—B. Business Overview—Future Foods B.V. (Future Foods).”

Indemnification Agreement

In connection with the consummation of the business combination, we entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the director or officer will be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of and against amounts paid or incurred by him or her in the resolution thereof. The agreements are subject to certain exceptions, including, among other exceptions, that no indemnification will be provided to any director or officer against any liability to us or our shareholders (i) by reason of actual fraud, dishonesty, actual fraudulent conduct, or gross negligence on the part of the director or officer; (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer; or (iii) if contrary to applicable law.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date hereof, we are not party to any legal proceeding

Dividend Policy

From our annual net profits, at least 5% shall each year be allocated to the reserve required by applicable laws (the “Legal Reserve”). That allocation to the Legal Reserve will cease to be required as soon and as long as the Legal Reserve amounts to 10% of the amount of our share capital. The general meeting of shareholders shall resolve how the remainder of the annual net profits, after allocation to the Legal Reserve, will be disposed of by allocating the whole or part of the remainder to a reserve or to a provision, by carrying it forward to the next following financial year or by distributing it, together with carried forward profits, distributable reserves or share premium to the shareholders, each Ordinary Share entitling to the same proportion in such distributions.

The Board may resolve that we pay out an interim dividend to the shareholders, subject to the conditions of article 461-3 of the 1915 Law and our articles of association. The Board shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to the shareholders subject to the provisions of the 1915 Law and our articles of association. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. The unclaimed dividends return to our accounts.

B. Significant Changes

No significant change has occurred other than as described in this annual report on Form 20-F since the date of our most recent audited consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The Nasdaq Global Select Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

As of June 30, 2023, there were 37,563,768 Ordinary Shares outstanding and issued. There were also 11,110,000 warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of US$11.50 per share. We are authorized to issue five hundred billion (500,000,000,000) Ordinary Shares, from which the shares already issued under the authorized capital shall be deducted.

B. Memorandum and Articles of Association

Registration Number

Our registration number with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) is B268440.

Objects

Our Articles state that the objects for which the Company is established the acquisition, holding and disposal of interests in Luxembourg and/or in foreign companies and undertakings, as well as the administration, development and management of such interests. We may provide loans and financing in any other kind or form or grant guarantees or security in any other kind or form, for the benefit of the companies and undertakings forming part of the group of which we are a member. We may also invest in real estate, in intellectual property rights or any other movable or immovable assets in any kind or form. We may borrow in any kind or form and issue bonds, notes or any other debt instruments as well as warrants or other share subscription rights. In a general fashion, we may carry out any commercial, industrial or financial operation, which we may deem useful in the accomplishment and development of our objects.

Directors

Luxembourg law and our Articles restrict our directors’ power to take part of any deliberation or vote in respect of any contract or transaction in which they have a conflict of interest (as defined in our Articles), it being specified that the nature of the interest of any director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon. There is no mandatory retirement age for our directors and our directors are not required to own our securities in order to serve as directors.

Ordinary shares

Pursuant to Luxembourg law, the issuance of Ordinary Shares requires in principle approval by the extraordinary general meeting of shareholders subject to necessary quorum and majority requirements. The extraordinary general meeting of shareholders of Company held prior to the Business Combination Closing approved an authorized capital and authorized the Board to (i) realize for any reason whatsoever, including any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or linked to Ordinary Shares, bonds, notes or similar instruments issued by us), convertible bonds, notes or similar instruments as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on us, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares, and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, up to the maximum amount of such authorized capital for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, amend, renew, increase or extend the authorized capital. The extraordinary general meeting of our shareholders may renew or increase such authorized capital and such authorization to the Board to issue Ordinary Shares, each time for a period not exceeding five years.

In addition, upon adopting our amended and restated articles of association pursuant to the terms of the Business Combination, our shareholders authorized the Board of the Company to allocate our existing shares without consideration or to issue new shares (“Bonus Shares”) paid-up out of distributable reserves (i) to our employees or to certain classes of such employees; (ii) to employees of companies or economic interest groupings in which we hold directly or indirectly at least 50% of the share capital or of the voting rights; (iii) to employees of companies or economic interest groupings in which at least 50% of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at 50% of our share capital; or (iv) to members of our corporate bodies or any of the other companies or economic interest groupings referred to under items (ii) to (iii) above, for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorization (such period restriction is only applicable in case of an allotment of newly issued shares). The preferential subscription right of existing shareholders is, through their authorization to the Board of the Company, automatically waived in case of issuance of Bonus Shares.

We recognize only one (1) holder per Ordinary Share. In case an Ordinary Share is owned by several persons, they shall appoint a single representative who shall represent them in respect of us. We have the right to suspend the exercise of all rights attached to that Ordinary Share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the Business Combination, a delegate of the Board of the Company, who was granted powers pursuant to resolutions of the Board of the Company, resolved on the issuance of Ordinary Shares out of the authorized capital to LightJump shareholders. When delegating such powers to the delegate, the Board also resolved on the applicable procedures and timelines to which such issuance was subjected. In the event a proposal of the Board to issue new Ordinary Shares exceeds the limits of our authorized share capital, the Board must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association, it being understood that the articles of association may be amended by a majority of at least two thirds (2/3) of the votes validly cast at such general meeting at which a quorum of more than half (1/2) of our share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Luxembourg law and our articles of association, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account. If the capital call proposed by the Board consists of an increase in the shareholders’ commitments, the Board must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preferential Subscription Rights

Under Luxembourg law and in accordance with our articles of association, existing shareholders benefit from a preferential subscription right on the issuance of new Ordinary Shares for cash consideration. However, upon adopting our amended and restated articles of association pursuant to the terms of the Business Combination, our shareholders have, in accordance with Luxembourg law, authorized the Board, within the our limits of authorized share capital and within a period of five years, to remove or limit any pre-emptive subscription rights of shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or linked to Ordinary Shares, bonds, notes or similar instruments issued by us), convertible bonds, notes or similar instruments and we can limit or suppress, subject to the quorum and majority for the amendment of the articles of association, such pre-emptive subscription rights. Such Ordinary Shares may be issued above, at, or below market value, and, following a certain procedure, even below the accounting par value, if applicable, per Ordinary Share. New Ordinary Shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

We cannot subscribe for our own Ordinary Shares.

We may, however, repurchase issued Ordinary Shares or have another person acting in his, her or its own name, but on our behalf, repurchase issued Ordinary Shares, subject to the following conditions:

(1)	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

(a)	the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;

(b)	the duration of the period for which the authorization is given, which may not exceed five years; and

(c)	in the case of repurchase for consideration, the minimum and maximum consideration per share;

(2)	redemptions, including shares previously acquired by us and held by us in our portfolio and shares acquired by a person acting in his, her or its own name, but on our behalf, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the articles of association do not permit to distribute;

(3)	only fully paid-up Ordinary Shares may be repurchased; and

(4)	the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.

On 29 December 2022, our shareholders have authorized the Board to repurchase, during a period of five years as from the date of such authorization, to repurchase a maximum of 5,000,000 Ordinary Shares at a price no lower than the nominal value of the shares and not higher than 110% of the volume weighted average price of the Ordinary Shares for the ten trading days preceding each individual acquisition.

When the acquisition of our own Ordinary Shares is necessary to avoid serious and imminent harm to us, the prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall not apply. In such a case, the Board must inform the shareholders at the following general meeting of the reasons for, and purpose of, the redemption, the number and nominal value, or failing that, such acquired Ordinary Share’s accounting par value, the fraction of the subscribed capital such acquired Ordinary Shares represent, as well as the countervalue of such Ordinary Shares.

The prior authorization by a simple majority vote at an ordinary general meeting of shareholders described in paragraph (1) above shall also not apply in the case of Ordinary Shares acquired either by us or by a person acting in his, her or its own name, but on our behalf, for distribution to our employees or to the employees of one of our affiliates due to a control relationship (i.e., its subsidiaries or controlling shareholder) or in any of the circumstances listed in article 430-16 of the 1915 Law. The distribution of such Ordinary Shares must be made within 12 months of the acquisition of those shares.

The authorization will be valid for a period ending on the earlier of five years from the date of such shareholder authorization and the date of its renewal by a subsequent general meeting of shareholders. Pursuant to such authorization, the Board is authorized to redeem all Ordinary Shares under the conditions set forth in article 430-15 of the 1915 Law. Such purchases and sales may be carried out for any authorized purpose or any purpose that is authorized by the laws and regulations in force. The purchase price per Ordinary Share to be determined by the Board or its delegate shall represent not more than the fair market value of such Ordinary Shares.

The voting and dividend rights attached to the repurchased Ordinary Shares will be suspended as long as such repurchased Ordinary Shares are held by us.

Voting and Appointment of Directors

Voting Power

Each Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor our articles of association contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents. The 1915 Law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to the quorum requirements and majority thresholds.

Pre-emptive or Other Rights

There are no sinking fund or redemption provisions applicable to our Ordinary Shares.

General Meetings

In accordance with the 1915 Law and our articles of association, there is no quorum requirement at an ordinary general meeting and resolutions are adopted by a simple majority of validly cast votes of the shareholders present or represented for a given duly convened ordinary general meeting. Abstentions and nil votes are not taken into account.

Annual General Meetings

An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within six months of the end of the preceding financial year.

Extraordinary General Meetings

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital (except if made by the Board under the authorized capital), (ii) a limitation or exclusion of pre-emptive rights (except if made by the Board under the authorized capital), (iii) approval of a statutory merger or de-merger (scission), (iv) our dissolution and liquidation, (v) any and all amendments to our articles of association (except if made by the Board in accordance with our Articles), and (vi) change of nationality. Pursuant to the 1915 Law and our articles of association, for any extraordinary resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least half (1/2) of our issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. If the said quorum is not reached, a second meeting may be convened, for which the 1915 Law and our articles of association do not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds (2/3) majority of the votes validly cast at such meeting by shareholders. Abstentions and nil votes are not taken into account.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

Agreements Relating to the Business Combination

Business Combination Agreement

On June 14, 2022, we, Moolec Limited and Merger Sub entered into a Business Combination Agreement, pursuant to which, among other things, (a) pursuant to the Exchange Agreements, each of the Moolec Limited Shareholders, effective on the Exchange Effective Time, contributed its respective Moolec Limited Ordinary Shares to us in exchange for our Ordinary Shares to be subscribed for by each such Moolec Limited Shareholder as part of the Exchange, (b) as a result of the Exchange, Moolec Limited became one of our wholly-owned subsidiaries, (c) immediately prior to the consummation of the Merger but after the Exchange Effective Time, each of the Moolec Limited SAFE Holders received and became holders of our issued and outstanding Ordinary Shares, in accordance with the applicable Moolec Limited SAFE, (d) following the consummation of the Exchange, Merger Sub merged with and into Moolec Limited, with Moolec Limited surviving such Merger and becoming one of our direct wholly-owned subsidiaries and, in the context of this Merger, all Moolec Limited Common Stock outstanding were converted into the right to receive the Merger Consideration in the form of our Ordinary Shares pursuant to our share capital increase, as set forth in this Agreement, and (e) in order to satisfy the Moolec Limited’s obligations under that certain Consulting Agreement, dated June 18, 2021, by and between Moolec Limited and Moolec Limited’s CFO, Moolec Limited’s CFO was freely allotted an aggregate of 232,523 Ordinary Shares. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Business Combination Agreement.

Upon the terms and subject to the conditions set forth in the Business Combination Agreement and the Exchange Agreements at the Exchange Effective Time, the Exchange took place based on an exchange ratio of .66787343 used to determine the number of our aggregate Shares valued at US$10.00 per Share for which the aggregate Moolec Limited Ordinary Shares have been exchanged. The valuation of the Moolec Limited Ordinary Shares contributed to us by the Moolec Limited Shareholders against new Shares pursuant to the Exchange we deemed to be, as of the Exchange Effective Time, the sum of US$325,000,000.

Pursuant to the Exchange Agreements, each Moolec Limited Shareholder also agreed to not transfer any of its Moolec Limited Ordinary Shares before the earlier to occur of the Exchange and the termination of the Business Combination Agreement pursuant to its terms.

Backstop Agreement

Concurrently with the execution of the Business Combination Agreement, UGVL, Theo, UG Holdings, LLC and the Sponsor entered into the Backstop Agreement, dated June 14, 2022, pursuant to which, among other things, the Sponsor, UGVL and Theo agreed, on a several (and not joint) basis, to backstop an aggregate amount equal to US$10,000,000, conditioned upon the Business Combination Closing on the terms and subject to the conditions set forth in the Backstop Agreement.

Registration Rights and Lock-Up Agreement

In connection with the closing of the Business Combination, the Sponsor, Moolec Limited, the CFO and the Company Core Shareholders and Moolec Limited SAFE Holders entered into the Registration Rights and Lock-Up Agreement pursuant to which, among other things, the Sponsor, the CFO and the Company Core Shareholders and Company SAFE Holders had customary demand and piggyback registration rights in connection with the Ordinary Shares issued to them in the Merger or the Exchange. Additionally, the Ordinary Shares held by each party to the Registration Rights and Lock-Up Agreement were subject to a lock-up until (i) the date that is 365 days from the Business Combination Closing Date, and (ii) such date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the shareholders of the Company having the right to exchange their Ordinary Shares for cash, securities or other property, provided that if the share price of the Ordinary Shares exceeds US$12.00 per Ordinary Share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-day trading period, the parties to the Registration Rights and Lock-Up Agreement could transfer up to 50% of the Ordinary Shares subject to the Registration Rights and Lock-Up Agreement.

Moolec Limited Shareholder Contribution and Exchange Agreements

Concurrently with the execution of the Business Combination Agreement, each Core Company Shareholder entered into an Exchange Agreement, dated as of June 14, 2022, with us and Moolec Limited pursuant to which, among other things, each Moolec Limited Shareholder consented to the Exchange and all transaction contemplated under the Business Combination Agreement and the Transaction Documents to which it is a party and, consequently, agreed to (i) contribute its Moolec Limited Ordinary Shares to us in exchange for our Ordinary Shares, and (ii) not transfer any of its Moolec Limited Ordinary Shares before the earlier of (a) one year from June 14, 2022 and (b) the implementation of the Exchange or termination of the Exchange Agreement. The Moolec Limited Shareholders who entered or will enter into the Exchange Agreements collectively represent 100% of the issued and outstanding Moolec Limited Ordinary Shares. Pursuant to the Amendment to the Business Combination Agreement, Moolec Limited issued an aggregate number of Moolec Limited Ordinary Shares equal to 2,354,509 to at least 300 and up to 424 of the current individual shareholders of Bioceres S.A. and Bioceres Group PLC prior to the Exchange Effective Time pursuant to Regulation S of the Securities Act.

Transaction Support Agreement

Concurrently with the execution of the Business Combination Agreement, we, Moolec Limited, LightJump, the Sponsor, certain Moolec Limited Shareholders and the Moolec Limited SAFE Holders and the LightJump Holders entered into the Transaction Support Agreement pursuant to which, among other things, the Sponsor and certain LightJump Holders agreed with us, LightJump, Moolec Limited and the certain Moolec Limited Shareholders to (i) waive certain rights, and (ii) take certain actions to support the Transactions. Additionally, during the interim period (from June 14, 2022 until the earlier of (i) the Business Combination Closing or (ii) termination of the Business Combination Agreement), each LightJump Investor agreed not to transfer any Sponsor shares that she, he or it Beneficially Owns (as defined under Rule 13d-3 of the Exchange Act) without our prior written consent, with the exception of certain permitted transfers described in the Transaction Support Agreement. Each Moolec Limited SAFE Holder agreed to execute all documentation and perform all necessary actions reasonably required by Moolec Limited and/or us as may be necessary or desirable in connection with our issuance of our Ordinary Shares to each Moolec Limited SAFE Holder, substantially in accordance with the respective Original SAFE, with such adjustments (if any) required under Luxembourg law.

Warrant Agreement

On January 12, 2021, LightJump and Continental entered into the LightJump Warrant Agreement, with each warrant exercisable for the number of LightJump Common Stock stated in the applicable LightJump Warrant at an exercise price per LightJump Common Stock of US$11.50. At the Merger Effective Time, by virtue of the Merger, each LightJump Warrant that was outstanding immediately prior to the Merger Effective Time, pursuant to the LightJump Warrant Agreement, ceased to represent a right to acquire one LightJump Common Stock and was converted in accordance with the terms of such LightJump Warrant Agreement, at the Merger Effective Time, into a right to acquire one Ordinary Share on substantially the same terms as were in effect immediately prior to the Merger Effective Time under the terms of the LightJump Warrant Agreement.

First Amendment to the Business Combination Agreement

On November 18, 2022, we, Moolec Limited, LightJump and Merger Sub entered into the First Amendment to the Business Combination Agreement, pursuant to which our number of directors after the Business Combination Closing was amended from seven to five and an additional provision was included to ensure the satisfaction of the Nasdaq initial listing requirements. Pursuant to the First Amendment to the Business Combination Agreement, (i) Moolec Limited issued an aggregate number of Moolec Limited Ordinary Shares equal to 2,354,609 to at least 300 and up to 424 of the current individual shareholders of Bioceres S.A. and Bioceres Group PLC, and (ii) we and Moolec Limited amended any Exchange Agreement as necessary in connection with such issuance.

Agreement on Funds Flow

Pursuant to the Agreement on Funds Flow, dated as of December 30, 2022, by and among us, LightJump Acquisition Corporation, the Sponsor, Moolec Limited and Merger Sub, during the Escrow Period, Moolec Limited had the right to acquire (with the right to thereafter dispose of and liquidate), for no additional consideration, a number of Contingency Shares that was equal in monetary value to pay for (i) any actual or threatened litigation between EarlyBird or any of its affiliates, on the one hand and the Moolec Limited or its subsidiaries (including LightJump) on the other hand to the extent arising out of or relating to the Business Combination Marketing Agreement or the EarlyBird Amendment, including, attorneys’ fees and settlements and (ii) any payment due pursuant to the EarlyBird Cash Fee in excess of US$1,124,449.76.

Assignment, Assumption and Amendment to Warrant Agreement

On the Business Combination Closing Date, the Company entered into the Warrant Amendment to amend and assume LightJump’s obligations under the existing Warrant Agreement to give effect to the conversion of SPAC warrants to warrants.

Amendment to Business Combination Marketing Agreement

On January 8, 2021, LightJump entered into the Business Combination Marketing Agreement with EarlyBird. It was a condition to the consummation of the transactions contemplated by the Business Combination Agreement that LightJump and EarlyBird enter into an Amendment to the Business Combination Marketing Agreement to provide for, among other things, a change in the compensation to be payable to EarlyBird upon the Business Combination Closing. On June 14, 2022, LightJump and EarlyBird executed the Amendment to the Business Combination Marketing Agreement whereby LightJump paid to EarlyBird (A) a Cash Fee at the Business Combination Closing equal to (i) 20% of the aggregate gross proceeds (up to a maximum of US$3,830,000) held in the Trust Account (after redemptions on the redemption deadline, which was December 22, 2022, and reduction of all additional payments included in the Trust Account to accommodate all extensions) and received by LightJump in any financing in connection with the Business Combination regardless of the source of such funds, plus (ii) US$1,000,000 and (B) in consideration of EarlyBird introducing Moolec Limited to Registrant, Moolec Limited issued to EarlyBird a Share Fee constituting number of Moolec Limited Ordinary Shares equal to US$2,000,000 divided by the lesser of (y) the volume weighted average price of the Moolec Limited Ordinary Shares for the ten trading days preceding the six month anniversary of the Business Combination Closing and (z) US$10.00, up to a maximum of 600,000 shares. Pursuant to the Amendment to the Business Combination Marketing Agreement, the Share Fee was issued to EarlyBird within five Business Days of the six-month anniversary of the Business Combination Closing, and Moolec Limited registered the resale of the ordinary shares issued to EarlyBird as promptly as practicable after their issuance. EarlyBird’s Ordinary Shares were registered for resale pursuant to this Registration Statement. In addition, pursuant to the Amendment to the Business Combination Marketing Agreement, the Sponsor agreed to forfeit to Moolec Limited for cancellation the same number of shares of common stock payable to EarlyBird under such Share Fee within five Business Days of the six-month anniversary of the Business Combination Closing.

D. Exchange Controls

There are no exchange controls laws or currency regulations in the Grand Duchy of Luxembourg that would set out restrictions on the activities of the Company.

E. Taxation

The following is a summary of the material Luxembourg and U.S. tax consequences of acquiring, owning and disposing of securities.

Material Luxembourg Tax Considerations

The following is a general description of certain Luxembourg tax considerations relating to the Company and the holders of Ordinary Shares and warrants. It does not purport to be a complete analysis of all tax considerations in relation to the Ordinary Shares and the warrants. Prospective purchasers should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the securities and the consequences of such actions under the tax laws of those countries. This overview is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date, even with retroactive effect.

The comments below are intended as a basic overview of certain tax consequences in relation to the Company and the purchase, ownership and disposition of the Ordinary Shares and Warrants under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.

Please be aware that the residence concept used under the respective headings below applies for Luxembourg income tax assessment purposes only. Any reference in the present section to a tax, duty, levy impost or other charge or withholding of a similar nature refers to Luxembourg tax law and/or concepts only. Also, please note that a reference to Luxembourg income tax generally encompasses corporate income tax (impôt sur le revenu des collectivités), municipal business tax (impôt commercial communal), a solidarity surcharge (contribution au fonds pour l’emploi) as well as personal income tax (impôt sur le revenu des personnes physiques). Corporate taxpayers may further be subject to net wealth tax (impôt sur la fortune), as well as other duties, levies and taxes. Corporate income tax, municipal business tax, net wealth tax and the solidarity surcharge invariably apply to most corporate taxpayers resident in Luxembourg for tax purposes. Individual taxpayers are generally subject to personal income tax and solidarity surcharge. Under certain circumstances, where individual taxpayers act in the course of the management of a professional or business undertaking, municipal business tax may apply as well.

Taxation of the Company

The Company is subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax (rate in the municipality of Luxembourg City in 2023) and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by the Company are fully subject to Income Tax in Luxembourg.

However, provided the conditions of the Luxembourg participation exemption regime are met, dividends distributed by subsidiaries of the Company or capital gains realized by the Company upon the disposal of shares in its subsidiaries are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by the Company at the rate of 0.5% on its total net asset value below or equal to € 500 million. The tranche above € 500 million will be taxed at a rate of 0.05%. Net worth is assessed based on the unitary value (valeur unitaire), as determined on January 1st of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) debt liabilities.

Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that the Company holds a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary’s share capital or having an acquisition cost (including both share capital and share premium) of at least € 1.2 million; there is no minimum holding period requirement.

Companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and € 350,000 are liable to a minimum annual NWT of € 4,815. Other companies are liable to a minimum progressive tax (in an amount up to € 32,100), depending on the total assets on their balance sheet.

Withholding taxation

Any dividend distributed by the Company to its shareholders will in principle be subject to a 15% withholding tax unless an exemption or a reduced treaty rate applies.

Luxembourg tax residence of the holders

Holders will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Ordinary Shares or warrants.

Taxation of Luxembourg non-residents

Holders who are non-residents of Luxembourg and who do not have a permanent establishment, a permanent representative, or a fixed place of business in Luxembourg with which the holding of the Ordinary Shares or warrants is connected, are not liable to any Luxembourg income tax, whether they receive payments upon redemption or repurchase of the Ordinary Shares or warrants, or realize capital gains on the sale of any Ordinary Shares or warrants, unless they sell a participation of more than 10% in the Company within 6 months of its acquisition.

Taxation of Luxembourg residents

Holders who are Luxembourg resident individuals will generally be subject to income tax on income derived from the Ordinary Shares and warrants. Capital gains realized upon the disposal, sale or redemption of the Ordinary Shares and warrants by individual resident holders acting in the course of the management of their private wealth are in principle not subject to income tax (except if the gain has been realized within 6 months of the acquisition of the Ordinary Shares or warrants), to the extent they do not hold a participation of more than 10% in the Company.

Holders who are Luxembourg resident companies (sociétés de capitaux) or foreign entities which have a permanent establishment or a permanent representative in Luxembourg with which the holding of the Ordinary Shares or warrants is connected, must include in their taxable basis any income (including dividend) and the difference between the sale or redemption price and the lower of the cost or book value of the Ordinary Shares and warrants sold or redeemed.

A holder who is a Luxembourg resident company benefiting from a special tax regime, such as (i) a specialized investment fund governed by the amended law of February 13, 2007, (ii) a family wealth management company governed by the amended law of May 11, 2007, (iii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (iv) a reserved alternative investment fund treated as a specialized investment fund for Luxembourg tax purposes governed by the amended law of July 23, 2016 is exempt from income tax in Luxembourg and profits derived from the Ordinary Shares and warrants are in principle not subject to Luxembourg Income Tax.

Net Wealth Tax

A Luxembourg resident as well as a non-resident who has a permanent establishment or a permanent representative in Luxembourg to which the Ordinary Shares or warrants are attributable, are subject to Luxembourg NWT on such Ordinary Shares or warrants, except if the holder is (i) a resident or non-resident individual taxpayer, (ii) a securitization company governed by the amended law of March 22, 2004 on securitization, (iii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iv) a professional pension institution governed by the amended law dated July 13, 2005, (v) a specialized investment fund governed by the amended law of February 13, 2007, (vi) a family wealth management company governed by the law of May 11, 2007, (vii) an undertaking for collective investment governed by the amended law of December 17, 2010 or (viii) a reserved alternative investment fund governed by the amended law of July 23, 2016.

However, (i) a securitization company governed by the amended law of March 22, 2004 on securitization, (ii) a company governed by the amended law of June 15, 2004 on venture capital vehicles, (iii) a professional pension institution governed by the amended law dated July 13, 2005 and (iv) a reserved alternative investment fund treated as a venture capital vehicle governed by the amended law of July 23, 2016 remain subject to minimum NWT.

The minimum NWT tax is levied on companies having their statutory seat or central administration in Luxembourg. For entities for which the sum of fixed financial assets, receivables against related companies, transferable securities and cash at bank exceeds 90% of their total gross assets and € 350,000, the minimum NWT is currently set at € 4,815. For all other companies having their statutory seat or central administration in Luxembourg which do not fall within the scope of the € 4,815 minimum NWT, the minimum NWT ranges from € 535 to € 32,100, depending on the company’s total gross assets.

Other Taxes

No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by shareholders in connection with the issue of the Ordinary Shares and warrants, nor will any of these taxes be payable as a consequence of a subsequent transfer, exchange or redemption of the Ordinary Shares or warrants, unless the documents relating to the Ordinary Shares or warrants are (i) voluntarily registered in Luxembourg or (ii) appended to a document that requires obligatory registration in Luxembourg.

There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Ordinary Shares or warrants or in respect of the payment under the Ordinary Shares or warrants or the transfer of the Ordinary Shares or warrants. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to us if, for Luxembourg value added tax purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.

No Luxembourg inheritance tax is levied on the transfer of the Ordinary Shares or warrants upon the death of a holder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes. Where a holder is a resident of Luxembourg for tax purposes at the time of his death, the Ordinary Shares and warrants are included in such holder’s taxable estate for inheritance tax assessment purposes. No Luxembourg gift tax will be levied on the transfer of Ordinary Shares or warrants by way of gift unless the gift is registered in Luxembourg.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of the Ordinary Shares by a U.S. holder (as defined below). This summary only applies to the Ordinary Shares held as capital assets for U.S. federal income tax purposes. The discussion below does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of the Ordinary Shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This summary also does not describe all of the tax consequences that may be relevant to holders that own (directly, indirectly or by attribution) 10% or more of the Ordinary Shares by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of holders subject to special rules under the U.S. federal income tax laws, such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	individual retirement accounts or other tax-deferred accounts;

●	regulatory agencies or instrumentalities thereof;

●	regulated investment companies and real estate investment trusts;

●	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;

●	U.S. citizens or lawful permanent residents living abroad;

●	persons that acquired the Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares;

●	persons holding the Ordinary Shares as part of a “straddle,” constructive sale, hedging transactions, integrated transactions or similar transactions for U.S. federal income tax purposes;

●	U.S. holders whose functional currency is not the U.S. dollar;

●	holders that are controlled foreign corporations or passive foreign investment companies; or

●	tax-exempt organizations.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or;

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Ordinary Shares will depend on the status of the partner and the activities of the partnership. Holders that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of the Ordinary Shares by the partnership.

This discussion is based on the tax laws of the United States, including the Code, its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No rulings have been requested from the U.S. Internal Revenue Service (the “IRS”) and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders

Dividends

Subject to the PFIC rules discussed below, distributions paid by us out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. holder’s basis in the Ordinary Shares, and thereafter as capital gain. However, we cannot provide any assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to ordinary shares may be reported as ordinary dividend income. U.S. holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from us.

Dividends paid by us generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ordinary shares are readily tradable on an established securities market in the United States; (ii) certain holding period requirements are satisfied; and (3) we are not classified as a PFIC for our taxable year during which the dividend is paid or the immediately preceding taxable year. See “—Passive Foreign Investment Company Considerations” below.

Sale or Other Disposition

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of the Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in the Ordinary Shares. Any gain or loss recognized by a U.S. holder on a sale, exchange, redemption or other taxable disposition of the Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale, exchange, redemption or other taxable disposition of the Ordinary Shares generally will be treated as U.S. source gain or loss. U.S. holders should consult their tax advisors as to the foreign tax credit implications of the sale, exchange, redemption of other taxable disposition of the Ordinary Shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of the corporation’s gross income is “passive income” or (ii) at least 50% of the value of the corporation’s assets (generally based on the quarterly average of the value of its assets during the taxable year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the composition of our income, we believe we likely were a PFIC for our taxable year ending June 30, 2023, and may be classified as a PFIC for our current taxable year or future taxable years. However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year. Further, we provide no assurances that we will make a determination as to our PFIC status in respect of any taxable year. The fair market value of our assets is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of the our assets and income. Because we may value our goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that we are a PFIC with respect to any taxable year.

If we are classified as a PFIC in any year with respect to which a U.S. holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder holds the Ordinary Shares (unless a purging election is made), regardless of whether we continue to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. holder may be able to elect to be treated as having disposed of the Ordinary Shares at their fair market value as of the last day of the last taxable year in which we are classified as a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed below but terminating treatment of the Ordinary Shares as stock of a PFIC with respect to such U.S. holder. As a result of the purging election, the U.S. holder would have a new basis and holding period in the Ordinary Shares for purposes of the PFIC rules. U.S. holders should discuss the potential availability of a deemed sale election and other purging elections with their own tax advisors.

If we are a PFIC in any year during which a U.S. holder owns the Ordinary Shares, subject to the discussion below regarding the mark-to-market or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares) and (ii) any gain realized on the sale or other disposition of Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

If we are a PFIC for any taxable year, to the extent any of our subsidiaries are also PFICs, a U.S. holder will generally be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion which the value of the Ordinary Shares owned by such U.S. holder bears to the value of all of our equity interests, and such U.S. holder will generally be subject to the tax consequences described above (and the IRS Form 8621 reporting requirement described below) with respect to the shares of such lower-tier PFIC the U.S. holder is deemed to own. As a result, if we receive a distribution from any lower-tier PFIC or sell shares in a lower-tier PFIC, a U.S. holder will generally be subject to tax under the excess distribution rules described above in the same manner as if such U.S. holder had held a proportionate share of the lower-tier PFIC stock directly, even if such amounts are not distributed to the U.S. holder. However, if a U.S. holder is treated as receiving an excess distribution in respect of a lower-tier PFIC, such holder would increase its tax basis in the Ordinary Shares by the amount of such distribution. In addition, if we were to distribute such amount to the U.S. holder with respect to its Ordinary Shares, such U.S. holder would not include the distribution in income but would instead reduce its tax basis in the Ordinary Shares by the amount of the distribution. The application of the PFIC rules to indirect ownership of any lower-tier PFIC held by us is complex and uncertain, and U.S. holders should therefore consult their own tax advisors regarding the application of such rules to their ownership of the Ordinary Shares.

A U.S. holder may be able to avoid the interest charge and the other adverse impacts of the PFIC rules described above by making a mark-to-market election with respect to the Ordinary Shares, provided that the Ordinary Shares are “marketable.” PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that the Ordinary Shares, which are listed on the Nasdaq, will qualify as marketable shares for purposes of the PFIC rules, but there can be no assurance that the Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to the mark-to-market election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of the Ordinary Shares over their adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of the Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election), and thereafter, as capital loss. A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury regulations do not allow a mark-to-market election with respect to the stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as us) effectively exempts the stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules and, as a result, a mark-to-market election may not mitigate the adverse implications of the excess distribution regime with respect to an investment in the Ordinary Shares if we were classified as a PFIC as a result of owning interests in PFIC subsidiaries. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election, we must provide U.S. holders with certain information compiled according to U.S. federal income tax principles. There is no assurance that we will provide such information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. In addition, if we hold an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders will generally be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which we hold an interest will not qualify as a PFIC, or that a PFIC in which we hold an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if we do not control that PFIC).

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year of generally is required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

U.S. holders should consult their own tax advisors concerning our likely PFIC status and the consequences to them, including potential reporting requirements, if we are classified as a PFIC for any taxable year.

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The Ordinary Shares are expected to constitute foreign financial assets subject to these requirements unless such Ordinary Shares are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting,” any proceeds of a sale or other disposition of the Ordinary Shares, as well as dividends and other proceeds with respect to the Ordinary Shares, are not subject to U.S. federal income tax, including withholding taxes, if paid to a Non-U.S. holder.

Backup Withholding and Information Reporting

Information reporting requirements may apply to dividends received by U.S. holders of the Ordinary Shares, and the proceeds received on the disposition of the Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. U.S. holders should consult their tax advisors regarding these rules and any other reporting obligations that may apply to the ownership or disposition of the Ordinary Shares, including reporting obligations related to the holding of certain foreign financial assets.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, our security filings may be accessed at our website, http://www.moolecscience.com. Such filings and other information on our website are not incorporated by reference in this annual report on Form 20-F.

I. Subsidiary Information

Please refer to “Item 4. Information on the Company—C. Organizational Structure.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, market risk and fair value risk. For more information about market risks to which we are exposed, see Note 29 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. Defaults

Not applicable.

B. Arrears and Delinquencies

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2023. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2023, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B. Management’s Annual Report on Internal Control Over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly-public companies. We will include a management report on internal control over financial reporting beginning with our Annual Report on Form 20-F for the fiscal year ending June 30, 2024.

C. Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D. Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

A. Audit Committee Financial Expert

Our board of directors has determined that Natalia Zang is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq Global Select Market corporate governance standards and Rule 10A-3 under the Exchange Act.

B. Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees and to all board members, employees and officers of our controlled companies. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to us in writing at  legal@moolecscience.com. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 6-K (as required) or on our website.

C. Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (“PwC”) has acted as our principal accountants for the years ended June 30, 2023 and 2022 The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2023 and 2022 totaled US$0.1 million and US$0.4 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. The aggregate fees billed by PwC for professional services rendered for audit-related services for the year ended June 30, 2023 totaled US$0.1 million. PwC did not bill us for audit-related services for the years ended June 30, 2022.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. PwC did not bill us for tax fees for the years ended June 30, 2023 and 2022.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2023 and 2022.

Pre-approval Policies

Our audit committee approves all auditing services and permitted non-audit services performed for us by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditor must be approved by the audit committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit.

D. Exemptions from the Listing Standards for Audit Committees

No exemptions from the listing standards for our audit committee.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance

See “—Item 6. Directors, Senior Management and Employees—C. Board Practices.”

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J. Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to us from the fiscal year ending June 30, 2024.

K. Cybersecurity

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to us from the fiscal year ending June 30, 2024.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19.	EXHIBITS

1.1**	Amended and Restated Articles of Association of the Company, dated as of December 29, 2022.
1.2**	Specimen Ordinary Share Certificate of Moolec Science SA (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
2.2**	Specimen Warrant Certificate of Moolec Science S.A. (included as Exhibit A to Exhibit 2.5).
2.3	Warrant Agreement, dated January 12, 2021, by and between LightJump Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.4	Subscription Agreement for Private Warrants by LightJump One Founders, LLC (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.5**	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between LightJump Acquisition Corporation, Moolec Science SA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
2.6*	Description of Registrant’s Securities: See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”
4.1#	Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.2#	First Amendment to the Business Combination Agreement, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on November 21, 2022).
4.3	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.4	Transaction Support Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, LightJump One Founders, LLC, Moolec Science Limited, Moolec Science SA and others (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.5	Registration Rights Agreement, dated as of January 12, 2021, by and between LightJump Acquisition Corporation and other investors (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
4.6**	Registration Right and Lock-Up Agreement, dated December 30, 2022, by and among, Moolec Science SA, LightJump One Founders, LLC, BG Farming Technologies Ltd., Union Group Ventures Ltd., Bioceres Crop Solutions Corp., THEO I SCSp, Serenity Traders LTD., UG Holdings, LLC, Robert M. Bennett and Jose López Lecube (incorporated by reference to Exhibit 4.6 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
4.7	Backstop Agreement (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.8**	Memorandum of Understanding on the Backstop Agreement, dated as of December 30, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA, UG Holdings, LLC, Union Group Ventures Limited, THEO I SCSp and LightJump One Founders, LLC (incorporated by reference to Exhibit 4.8 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
4.9	Amendment to Business Combination Marketing Agreement, dated June 14, 2022 between LightJump Acquisition Corporation and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to LightJump Acquisition Corporations’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
8.1*	List of subsidiaries of Moolec Science SA, as of June 30, 2021: See “Item 4. Information on the Company—C. Organizational Structure.”
10.11**	Company Acceptance Letter, dated April 9, 2023, and Selling Shareholders Offer Letter, dated April 9, 2023, relating to the ValoraSoy SPA, between the Company and the Sellers (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K, File No. 001-41586).
12.1*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) - Section 302 - Certification of Chief Financial Officer
13.1*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2*	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Previously filed.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 30, 2023

MOOLEC SCIENCE SA

By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS

MOOLEC SCIENCE SA

For the years ended June 2023 and 2022, and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020
Audited Consolidated Financial Statements	F-2
Audited consolidated statements of comprehensive loss	F-3
Audited consolidated statements of financial position	F-4
Audited consolidated statements of changes in equity	F-5
Audited statements of cash flow	F-6
Notes to the Audited Consolidated Financial Statements	F-8

Consolidated Financial Statements as of and for the years ended June 30, 2023 and 2022,

and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020.

Moolec Science S.A.

Consolidated Financial Statements as of and for the years ended June 30, 2023 and 2022, and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020.

Table of Contents

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Moolec Science S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Moolec Science S.A. and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for the years ended June 30, 2023 and 2022 and for each of the periods from January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022 and the results of its operations and its cash flows for the years ended June 30, 2023 and 2022 and for each of the periods from January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Price Waterhouse & Co. S.R.L.

/s/ Sebastian Azagra
Sebastian Azagra
Partner
Rosario, Argentina
October 30, 2023

We have served as the Company’s auditor since 2020.

Moolec Science S.A.

Consolidated statements of comprehensive loss

For the year ended June 30, 2023 and 2022 and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020.

In USD [$]

	Notes	For the year ended on June 30, 2023	For the year ended on June 30, 2022	From the period of January 1, 2021 through June 30, 2021	From the period of August 21, 2020 through December 31, 2020
Continuing operations
Revenue		$905,049	$-	$-	$-
Cost of sales	26	(1,048,354)	-	-	-
Research and development expense	25	(1,351,217)	(985,158)	(601,942)	(179,061)
Marketing expense		(256,421)	(105,060)	(80,221)	(10,938)
Administrative expense	24	(4,808,655)	(2,523,230)	(820,946)	(127,886)
Other operating expense	23	(94,207)	(38,985)	(93,252)	(2,639)
Loss from operations		$(6,653,805)	$(3,652,433)	$(1,596,361)	$(320,524)

Share of loss from associate		-	-	(390,453)	-
Financial Cost	22	(160,035)	(2,130)	-	-
Other financial results	22	1,030,525	(872,342)	-	-
Transaction expenses		(3,535,046)	-	-	-
Share based payment cost of listing shares	1	(42,705,061)	-	-	-
Net loss before Income tax		$(52,023,422)	$(4,526,905)	$(1,986,814)	$(320,524)

Income tax benefit	21	234,542	-	-	-
Net loss of the year		$(51,788,880)	$(4,526,905)	$(1,986,814)	$(320,524)
Basic and diluted loss per share	27	(1.50)	(0.15)	(0.07)	(0.01)

Other comprehensive income/loss
Net loss of the year		$(51,788,880)	$(4,526,905)	$(1,986,814)	$(320,524)
Foreign exchange differences on translation of foreign operations		18,112	-	-	-
Total other comprehensive income/(loss)		$18,112	$-	$-	$-
Total comprehensive loss for the year		$(51,770,768)	$(4,526,905)	$(1,986,814)	$(320,524)

The accompanying notes are an integral part of these consolidated financial statements.

Moolec Science S.A.

Consolidated statements of financial position

As of June 30, 2023 and 2022

In USD [$]

	Notes	As of June 30, 2023	As of June 30, 2022
ASSET
Non- current assets
Intangible Assets	6	8,519,098	4,598,930
Fixed Assets	7	1,142,082	8,918
Goodwill	8	251,440	-
Right-of-use of assets	9	43,806	-
Other Non-Current receivables	10	8,763,027	-
Total non-current assets		$18,719,453	$4,607,848
Current assets
Cash and cash equivalents	11	2,527,673	1,081,808
Short-term investments	12	306,034	-
Trade receivables	13	361,097	-
Other receivables	13	1,330,177	-
Prepayments		341,107	2,061
Inventories	14	465,748	-
Total current assets		$5,331,836	$1,083,869
TOTAL ASSETS		$24,051,289	$5,691,717
LIABILITIES AND EQUITY
Equity
Share capital	15	375,641	310,000
Share premium	15	66,996,982	7,290,000
Shares to be issued		3,068	-
Equity settled share-based payment	16	1,335,253	838,576
Cumulative translation adjustment		18,112	-
Accumulated deficit		(58,623,123)	(6,834,243)
Total equity		$10,105,933	$1,604,333
Liabilities
Current liabilities
Accounts payable	17	7,479,614	1,226,213
Financial debts	18	2,546,243	-
Other current liabilities	17	1,685,645	1,171
Warrants liabilities	19	887,689	-
Simply Agreement for Future Equity (“SAFE”)	20	-	2,860,000
Total current liabilities		$12,599,191	$4,087,384
Non-current liabilities
Financial debt	18	99,046	-
Other non-current liabilities	17	175,312	-
Deferred Tax Liability	21	1,071,807	-
Total non-current liabilities		$1,346,165	$-
TOTAL LIABILITIES		$13,945,356	$4,087,384
TOTAL LIABILITIES AND EQUITY		$24,051,289	$5,691,717

The accompanying notes are an integral part of these consolidated financial statement

Moolec Science S.A.

Consolidated statements of changes in equity

For the year ended June 30, 2023 and 2022 and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020.

In USD [$]

		Share Capital			Cumulative	Equity settled share
	Notes	Shares issued	Shares to be issued	Share Premium	translation adjustment	based payment	Retained (deficit)	Total Equity
Balance as of August 21, 2020		$-	$-	$-	$-	$-	$-	$-
Issue of share capital		291,400	-	4,308,600	-	-	-	4,600,000
Total comprehensive (loss)		-	-	-	-	-	(320,524)	(320,524)
Balance as of December 31, 2020		$291,400	$-	$4,308,600	$-	$-	$(320,524)	$4,279,476
Issue of share capital		18,600	-	2,981,400				3,000,000
Total comprehensive (loss)		-	-	-	-	-	(1,986,814)	(1,986,814)
Balance as of June 30, 2021		$310,000	$-	$7,290,000	$-	$-	$(2,307,338)	$5,292,662
Equity settled share-based payment		-	-	-	-	838,576	-	838,576
Total comprehensive (loss)		-	-	-	-	-	(4,526,905)	(4,526,905)
Balance as of June 30, 2022		$310,000	$-	$7,290,000	$-	$838,576	$(6,834,243)	$1,604,333
Issue of share capital (Moolec Science shares)	15	15,000	-	8,105,000	-	-	-	8,120,000
Issue of share capital (SAFE shares)	20	2,623	-	3,170,723	-	-	-	3,173,346
Issue of share capital (LightJump shares)	1	33,639	-	39,610,630	-	-	-	39,644,269
Issue of share capital (Backstop shares)	1	12,017	-	7,999,023	-	-	-	8,011,040
Issue of share capital	15	36	-	10,647	-	-	-	10,683
Equity settled share-based payment	16	2,326	2,427	593,684	-	496,677	-	1,095,114
Exchange differences on translation of foreign operations		-	-	-	18,112	-	-	18,112
Business combination		-	641	217,275	-	-	-	217,916
Net loss of the year		-		-	-	-	(51,788,880)	(51,788,880)
Balance as of June 30, 2023		$375,641	$3,068	66,996,982	$18,112	$1,335,253	$(58,623,123)	$10,105,933

The accompanying notes are an integral part of these consolidated financial statements.

Moolec Science S.A.

Consolidated statements of cash flows

For the year ended June 30, 2023 and 2022 and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020.

In USD [$]

	For the year ended on June 30, 2023	For the year ended on June 30, 2022	For the period of January 1, 2021 through June 30, 2021	For the period of August 21, 2020 through December 31, 2020
Cash flows from operating activities
Loss for the year	$(51,788,880)	$(4,526,905)	$(1,986,814)	$(320,524)
Adjustments to reconcile loss for the year to net cash flows
Deferred income tax	(234,542)	-	-	-
Depreciation and amortization	122,022	1,699	-	-
Employee share-based payment	1,095,114	838,576	-	-
Share of loss from associate	-	-	390,453	-
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	313,346	860,000	-	-
Share based payment cost of listing shares (non-cash item)	42,705,061	-	-	-
Financial income / expenses	(1,452,876)	14,472	-	-
Changes in working capital
Trade receivables	(44,126)	-	-	-
Other receivables	(276,292)	-	-
Receivables from related parties	-	-	2,009,220	(2,299,108)
Prepayment	(339,046)	(1,703)	(358)	-
Inventories	66,484	-	-	-
Accounts Payable	1,485,151	926,711	568,026	19,632
Other liabilities	837,231	1,171	-	-
Net cash (used in) / generated by operating activities	$(7,511,353)	$(1,885,979)	$980,527	$(2,600,000)
Cash flows from investing activities
Additions of fixed assets	(14,824)	-	-	-
Cash paid for acquisition of ValoraSoy net of the cash acquired	(1,930,883)	-	-	-
Additions of Intangible assets	(164,362)	-	-	-
Short term investment subscriptions	(2,572,783)	-	-	-
Short-term investments withdrawals	2,346,032	-	-	-
Net cash used in investing activities	$(2,336,820)	$-	-	-
Cash flows from financing activities
Proceeds from issuance of share capital to UGVL and Theo (Backstop)	8,011,040	-	-	-
Proceeds from issuance of share capital to SPAC public holders (Trust)	1,988,975	-	-	-
Proceeds from financial debts	2,171,830	-	-	-
Payment of loans	(876,769)	-	-	-
Payment of loan interests	(24,098)	-	-	-
Proceeds from the SAFE	-	2,000,000	-	-
Proceeds from of issue of shares	10,683	-	-	-
Proceeds from issue of share capital	-	-	-	600,000
Proceeds from additional issue of ordinary shares	-	-	-	2,000,000
Net cash generated from financing activities	$11,281,661	$2,000,000	$-	$2,600,000
Net increase in cash and cash equivalents	$1,433,488	$114,021	980,527	-
Cash and cash equivalents at beginning of the year/period	1,081,808	980,527	-	-
Effect of exchange rate changes on cash and equivalents	12,377	(12,740)	-	-
Cash and cash equivalents at end of the year/period	$2,527,673	$1,081,808	$980,527	$-

Moolec Science S.A.

Consolidated statements of cash flows (Contd.)

For the year ended June 30, 2023 and 2022 and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020.

In USD [$]

	For the year ended on June 30, 2023	For the year ended on June 30, 2022	For the period of January 1, 2021 through June 30, 2021	For the period of August 21, 2020 through December 31, 2020
Non-cash financing activities
Issue of Share Capital and Share Premium of New Shareholders through other non current receivables	$8,120,000	$-	-	$-
Relief of SAFE financial liabilities through the issue of Share Capital and Share Premium	$3,173,346	$-	-	$-
Capitalization of transaction expenses through Accounts Payable	$1,057,833	$-	-	$-
Net liabilities acquired through issuance of share capital	$3,991,935	$-	-	$-
Acquisition of Business Combination trough deferred payment	$488,431	$-	-	$-
Acquisition of Business Combination trough deferred payment in kind	$217,916	$-	-	$-
Acquisition of non-current assets by the issuance of ordinary shares	$-	$-	$3,000,000	$2,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Moolec Science S.A.

Notes to the Consolidated financial statements

For the year ended June 30, 2023 and 2022 and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020

In USD [$]

Note 1. General information

Moolec Science SA (“the Company’’, “the Group” or “Moolec Science’’) is a public limited liability company (société anonyme) incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022 (“date of incorporation”), created to develop affordable alternative proteins using molecular farming technology. The Company is registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Its registered address is 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg.

Company Reorganization

On December 30, 2022 (the “Closing Date”), the Company consummated the transactions contemplated by the Business Combination Agreement dated as of June 14, 2022, by and among LightJump Acquisition Corporation (“LightJump” or “SPAC”, a Delaware corporation), Moolec Science Limited (“Moolec” or “Moolec Science Limited”, a private limited company incorporated under the laws of England and Wales), the Company, and Moolec Acquisition, Inc. (“Merger Sub”, a Delaware corporation) (referred together with Moolec Science SA as “the Group”), as amended by the Business Combination Agreement dated as of November 18, 2022. Pursuant to the Business Combination Agreement and related agreements:

●	all the issued Moolec Ordinary Shares held by Moolec Shareholders were transferred and contributed in kind to the Company, and were issued, in accordance with the Exchange Ratio (1:0.6370485) (except that the Ordinary Shares to be reduced by the number of Ordinary Shares already held by Moolec Shareholders immediately prior to the transactions contemplated in the Business Combination Agreement (“Exchange”), being a total of 32,500,000 Ordinary Shares;

●	each Moolec SAFE Holder contributed all of its rights and obligations under each Original SAFE to the Company in consideration for the issuance by the Company of a simple agreement for future equity on substantially identical terms (mutatis mutandis) with such adjustments as required under Luxembourg law;

●	each Moolec Shareholder ceased to be the beneficial holder of such Moolec Ordinary Shares and subject to the submission of all filings required under Law (including any filings required to pay stamp duties), the Company was recorded as the registered holder of all Ordinary Shares so exchanged and transferred and is the legal and beneficial owner thereof;

●	immediately prior to the Merger but after the Exchange, each Moolec SAFE Holder subscribed for, received and became holder of Ordinary Shares, in accordance with the respective Moolec SAFE, which included 262,260 Ordinary Shares; and

●	SPAC caused the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL in order to effectuate the Merger. The Merger became effective on December 30, 2022.

At the Merger and without any further action on the part of SPAC, Merger Sub, the Company or Moolec or the holders thereunder:

●	each SPAC Common Stock issued and outstanding immediately prior to the Merger, excluding those that had been redeemed subject to any redemption rights, were exchanged with the Company, against the issue by the Company of new Ordinary Shares, under the authorized share capital of the Company and subscribed by the contributing holders of SPAC Common Stock for one validly issued and fully paid Ordinary Share, delivered by the Company;

●	as a result of the Merger, all SPAC Common Stock ceased to be outstanding, was canceled and ceased to exist;

●	each share of common stock, par value $0.01 of Merger Sub issued and outstanding immediately prior to the Merger Effective Time was converted and exchanged for one (1) validly issued, fully paid and nonassessable ordinary share, par value $0.01 per share of the Company; and

●	each SPAC Warrant that was outstanding immediately prior to the Merger, pursuant to the SPAC Warrant Agreement, ceased to represent a right to acquire one SPAC Common Stock and was converted in accordance with the terms of such SPAC Warrant Agreement, at the Merger, into a right to acquire one Ordinary Share of the Company on substantially the same terms as were in effect immediately prior to the Time under the terms of the SPAC Warrant Agreement.

Following the Merger:

●	Moolec’s CFO was freely allotted the shares to satisfy the requirements under the CFO Consulting Agreement.

Prior to the Closing, on December 27, 2022, in connection with the vote to approve the adoption of the Business Combination Agreement at LightJump’s special meeting of stockholders, certain public holders of SPAC Common Stock exercised their right to redeem 2,572,848 shares of SPAC Common Stock for cash at a redemption price of approximately $10.23 per share, for an aggregate redemption amount of approximately $ 26.3 million.

Accordingly, $1,988,975 remained in the Trust Account, for the benefit of the Company, after considering the redemption amount to be paid to the redeeming public holders of SPAC Common Stock.

Additionally, pursuant to the Backstop Agreement, the Sponsor exercised the right to elect to concede Sponsor shares instead of contributing the requisite cash amount under the Backstop Agreement by conceding a total of 200,276 Sponsor shares of SPAC Common Stock to each of Union Group Ventures Limited (“UGVL”) and THEO I SCSp. (“Theo”). UGVL and Theo each contributed $4,005,520 to the Company pursuant to the terms of the Backstop Agreement and in turn the Company issued 400,552 Ordinary Shares to each of UGVL and Theo.

As a result of the Exchange and following the consummation of the Transaction, Moolec and SPAC had become direct wholly-owned subsidiaries of the Company and Moolec shareholders and SPAC shareholders became holders of issued Company Ordinary Shares of Moolec Science S.A.

In accordance with IFRS 2, for the excess of the fair value of shares deemed to have been issued by Moolec over the fair value of LightJump’s identifiable net assets at the date of the Company Reorganization, the Company recognized $ 42,705,061 as listing costs included in line item “Share based payment cost of listing shares” as an expense in the Statements of Operations, being a non-cash item.

Negative working capital

As of June 30, 2023, the Company has a negative working capital of $7,427,356 increased mainly by reorganization expenses pending to be paid and a temporary mismatch between account payables together with financial debt and account receivables. However, as part of the continuous efforts of management to strengthen the financial situation of the Company, as of October 15, 2023, the Company has entered into an agreement to issue a convertible note due 2026 to Grupo Insud (“Insud”). As a consequence of the cash inflow related to the convertible note, the Group concludes it will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of operations. See note 31. Events after the reporting period.

Note 2. Business combination

Summary of ValoraSoy acquisition

On April 24, 2023 (the “Closing Date”), the Company completed the acquisition of ValoraSoy S.A. (“ValoraSoy Food Ingredients”) from the sellers in accordance with the share purchase agreement (“ValoraSoy SPA”) by and among the Company and the sellers (the “ValoraSoy Acquisition”). As a result of the ValoraSoy Acquisition, the Company acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients from the sellers, and ValoraSoy Food Ingredients became a wholly owned subsidiary of the Company for total aggregate consideration of $2.6 million, in a combination of cash ($2.4 million of which $1.9 million were an immediate cash payment and $0.5 million will be paid in 6 months from the Closing Date) and equity (64,093 shares equivalent to $0.2 million which will be transferred in 12 months from the Closing Date). The acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three-year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValoraSoy SPA. Such payment is automatically forfeited on termination of employment.

ValoraSoy Food Ingredients has more than 10 years of experience, specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 14 countries in 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat with various applications such as hamburgers, sausages and other meat extenders and plant-based products. This demo center is a state-of-the-art processing facility located in the Argentine soybean corridor, which helps maximize raw material origination, with an installed crushing capacity of 10 thousand tons of soybean per year.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,931,112
Deferred Payment after 6 months	488,431
Payment in kind after 12 months	217,916
Total purchase consideration	$2,637,458

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair Value
Cash and Banks	228
Accounts Receivable	316,972
Other Receivable	1,044,808
Inventory	532,231
Property, Plant, and Equipment	1,138,026
Intangible Assets	3,824,054
Right-of-use of assets	43,507
Accounts Payable	(1,384,980)
Current Financial Debt	(1,176,089)
Current Other Liabilities	(356,757)
Non-current Financial Debt	(119,464)
Non-current Other Liabilities	(177,367)
Deferred Tax Liability	(1,297,436)
Net identifiable assets acquired	$2,387,733
Goodwill recognized (i)	249,725
Net assets acquired	$2,637,458

(i)	The goodwill is attributable to the expected future synergies from combining operations as well as an assembled workforce, which does not qualify for separate recognition. The Company expects that the ValoraSoy Acquisition will help to accelerate its growth in the food ingredients industry by expanding its commercial network with a top-notch sales team and complementing its Molecular Farming Platform with industrial capacity and downstream operations, in addition to adding a highly experienced team of professionals. It will not be deductible for tax purposes.

The pro-forma revenue of the combined entity for the year ended June 30, 2023 as though the date for the merger had been as of the beginning of the reporting period amounts to $5,043,956.

Note 3. Accounting standards and basis of preparation

Note 3.1. Compliance with IFRS

These Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements of the Group as of June 30, 2023, and June 30, 2022 and for the year ended June 30, 2023 and 2022 were authorized by the Board of Directors of Moolec Science S.A. on October 30, 2023.

Note 3.2. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

The significant accounting policies set out in Note 3 have been applied in preparing the consolidated financial statements as of June 30, 2023 and 2022.

Due to the activities of the Group, costs and expenses presented in the consolidated statements of Comprehensive loss are classified according to their function. The consolidated statements of Financial Position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are intended as the assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short-term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are intended as the liabilities that should be paid during the normal operating cycle or over the 12-month period subsequent to the reporting date.

Note 3.3. Functional and presentation currency

Items included in the Consolidated Financial Statements are measured using the currency of the primary economic market in which the Company operates (“the functional currency”). These Consolidated Financial Statements are presented in US Dollars, which is the Company’s functional currency.

The Group has applied IAS 29 for its newly acquired subsidiary in Argentina. IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements.

Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of June 30, 2023 and as of April 30, 2023 was 1,709.6115 and 1,497.2147, respectively.

The Group started with the application of IAS 29, since the ValoraSoy acquisition, as such no comparative figures were presented using IAS 29. However, in the future the comparative figures in the consolidated financial statements presented in a stable currency will not be adjusted for subsequent changes in the price levels or exchange rates.

Note 3.4. Use of estimates and judgements

The preparation of the Consolidated Financial Statements requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the Consolidated Financial Statements for all periods presented.

Estimates and underlying assumptions are reviewed on an ongoing basis. Refer to Note 4 – Summary of significant accounting policies for further discussion on accounting treatments applied in preparation of the financial results of the Group as of the reporting period in compliance with IFRS.

Note 3.5. Going concern

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern after the accompanying Consolidated Financial Statements are issued. The accompanying Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities that might be necessary if the Group is unable to continue as a going concern. The Group concludes it will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of operations.

Note 4. Summary of significant accounting policies

Note 4.1. Basis of consolidation of subsidiary

Subsidiaries are entities controlled by the Company. The financial statements of the Company’s subsidiaries are included in the Consolidated Financial Statements from the date that control commences after the acquisition date. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Note 4.2. Foreign currency

Transactions entered into by the Group in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchange rates as of the final day of each reporting period. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately through other comprehensive income in the consolidated statements of operations and are accumulated in equity (attributed to the non-controlling interests when appropriate).

Note 4.3. Intangible assets

Intangible assets include projects in-progress (mainly related to internally developing products), software, licenses and other rights, and the purchase value of customer relationships. The accounting policies regarding the recognition and measurement of such intangible assets are described below.

Internally Generated Intangible Assets

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;

-	Adequate resources are available to complete the development;

-	There is an intention to complete and sell the product;

-	The Group is able to sell the product;

-	Sale of the product will generate future economic benefits; and

-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statements of operations as incurred.

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed.

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i)	Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution.

ii)	Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii)	Early development: In this phase, efficacy field trials are expanded to evaluate the expression level and phenological characteristics of the traits in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to evaluate the technical feasibility by identifying the best candidate to scale up the seed stock and to start the regulatory field trials.

iv)	Advanced development and deregulation: In this phase, extensive field tests are used to fully demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from the government agencies is started, and includes field trials for environmental, core and food safety data generation. For solutions involving microbial fermentation, industrial-scale runs are conducted.

v)	Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi)	Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group.

We determined that the Research & Development is more likely than not (“probable”) to become a commercialized product and reach compliance with IAS 38 criteria items at the end of the phase iii “Early Development”, when efficacy field trials are performed to determine the technical feasibility of the project by measuring parameters like expression level and phenological characteristics. The obtention of desired values for this set of data represents the strongest and clearest indication that the technical feasibility has been proved.

Impairment testing of intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained below.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

Management has made the estimates considering the cash flow projections projected. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate	The discount rate used ranges between 10% and 20%

Budgeted market share

The projected revenue from the products has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices	The prices estimated in the revenue projections are based on current and projected market prices for the products.

Budgeted gross margin	Based on past performance and management’s expectations for the future.

Intangible Assets Acquired in a Business Combination

Intangible assets acquired in a business combination are identified and recognized separately regarding goodwill when they meet the definition of intangible assets and their fair value can be measured reliably. Such intangible assets are recognized at fair value at acquisition date.

After the initial recognition, intangible assets acquired in a business combination are valued at cost, net of accumulated amortization, based on the expected attrition over the respective estimated periods for which the intangible assets will provide economic benefit to the Company.

Intangible assets acquisitions from ValoraSoy were restated by applying the corresponding adjustment coefficients (as mentioned in Note 3.3) since the date of the business combination and are translated at the exchange rate at the closing date of the financial statements.

Software

Software licenses are valued at cost, restated as mentioned in Note 3.3, net of the corresponding accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets.

Note 4.4. Property, plant and equipment, net

Property, plant and equipment assets are measured at historical cost less accumulated depreciation and any impairment loss, except for those acquired in a business combination, which are then recorded at fair value; assets under construction and land are not depreciated. The cost of the property, plant and equipment is the fair value of the consideration initially provided to acquire or construct the item and prepare it for use. Subsequent costs incurred for repair and maintenance, are expensed in the consolidated statements of comprehensive income unless these costs meet the criteria for capitalization (i.e. extension of the useful life). Depreciation commences when the assets are ready for use.

Property, plant and equipment is depreciated based on the straight-line method over estimated useful lives.

An item of property, plant and equipment will be derecognized upon disposal or when future economic benefits from the continued use of the asset are no longer expected. The gain or loss arising from the derecognition is measured as the difference between the gain on sale and the carrying amount of the asset and is recognized through profit or loss.

The useful lives of property, plant and equipment are:

Storage	20 years
Machinery and equipment	10 - 20 years
Vehicles	5 years
Furniture	10 years
Computer equipment	3 - 5 years

Note 4.5. Goodwill

Goodwill arising from the acquisition of a business is recorded at cost at the acquisition date, less accumulated impairment losses, if any.

The acquisitions related to a foreign operation are considered to be expressed in the functional currency of the foreign operation and are translated at the exchange rate at the reporting date.

Goodwill acquisition related to the acquisition of ValoraSoy are recorded at cost, restated by applying the corresponding adjustment coefficients (as mentioned in Note 3.3) since the date of the business combination and are translated at the exchange rate at the closing date of the financial statements.

Note 4.5.1 Goodwill impairment

Goodwill is tested for impairment annually at the cash-generating unit level, which is the level at which the assets generate largely independent cash inflows and are monitored for internal management purposes. An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the consolidated statements of profit or loss.

Impairment losses recognized for cash-generating units first reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

Note 4.6. Inventories, net

Inventories are presented at the lower of acquisition cost or net realizable value. Cost is determined by the weighted average method. The net realizable value represents the estimated sale price less all the estimated termination and selling costs. The cost of finished products and products in progress includes the costs of raw materials, direct labor, other direct costs and the respective direct production expenses (based on normal operating capacity), excluding borrowing costs. Inventories are presented net of the allowances for obsolescence and, in consolidation, net of eliminations of unrealized profit on inventories.

Note 4.7. Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value in the consolidated statements of financial position.

Note 4.8. Trade receivables and other receivables

Trade receivables represent amounts owing for goods supplied by the Company prior to the end of the financial period which remain unpaid. They arise from transactions in the normal operating activities of the Company.

Trade receivables are carried at amortized cost, net of expected credit losses.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Note 4.9. Right-of-use of assets

Due to the acquisition of ValoraSoy, the Group acquired rights to use a parcel of land, as part of the acquisition agreement. At the acquisition date, right-of-use of assets are initially recognized at fair value using a third-party valuation.

The ownership of the parcel of land is held by one of the sellers of ValoraSoy, who has entered into an agreement with the Company whereby he granted the right-of-use of the property to the Company until the effective fulfillment of his obligation to lift encumbrances, subdivide and assign the property to the Company within a period of twelve months or longer, if required by the proceedings, from the acquisition date.

The right-of-use of land shall not be depreciated due to the imminent transfer of ownership of the underlying asset to the Group which has an indefinite useful life.

The right-of-use of assets are presented in a single line in the consolidated statements of financial position.

Note 4.10. Share capital and reserves

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Foreign currency translation adjustment

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements from the functional currency of Argentine Peso into the presentation currency of US dollar.

Note 4.11. Share-based payment arrangements

Share-based compensation benefits are provided to certain key employees under the Company Compensation Plan. Under this agreement, some employees and members of the executive management team as defined by the Board of Directors, were granted share options and restricted stock units (“RSU”) in return for their services to the Group.

The Group receives services in exchange for its own equity instruments and does not have any obligation to settle the obligation with cash, so the plan is classified as equity settled. The only condition to be met is the delivery of service by the employee during a certain period as defined in the Agreements.

The fair value of options granted under the plan is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefits expense, with a corresponding increase in equity.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

When the options are exercised, the Company issues the shares to the employee and members to the executive team. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity.

The ValoraSoy acquisition agreement also included a contingent payment in a fixed amount of equity amounting to 384,558 shares equivalent to $1.7 million, which was determined to be a remuneration agreement for future services (the “earn-out”) and consequently it was excluded from the consideration and will be recognized as an expense over the required service period. The contingent payment is payable in shares over a three-year period from 2024 to 2026 and subject to the achievement of certain EBITDA targets, as defined in the ValoraSoy SPA. Such payment is automatically forfeited on termination of employment.

Note 4.12. Accounts payable and other liabilities

Trade and other payables are recognized when the Group has a legal or a constructive obligation, as a result of a past event, and it is probable that there may be an outflow of resources embodying economic benefits to settle the obligation and the obligation can be measured reliably. These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid.

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Other payables correspond mainly to employment obligations and provisions.

Note 4.13. Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the country where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of operations. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

-	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

-	In respect of taxable temporary differences affiliated with investments in subsidiaries, associates, and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

-	When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

-	In respect of deductible temporary differences affiliated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Note 4.14. Subsidiaries and joint arrangements

Where the Company holds a controlling interest in an entity, such entity is classified as a subsidiary. The Company exercises control over such an entity if all three of the following elements are present: (i) the Company has the power to direct or cause the direction of the management and policies of the entity, (ii) the Company is exposed to the variable returns of such entity; and (iii) the Company has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Company has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Company considers all relevant facts and circumstances, including: (i) the relative share of the Company’s voting rights with respect to both the size and dispersion of other parties who hold voting rights; (ii) substantive potential voting rights held by the Company and by other parties, (iii) other contractual arrangements; and (iv) historic patterns in voting attendance. As of the issuance of these Financial Statements, there is no de-facto control over any entity.

The Company is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the Consolidated Financial Statements, and holds a majority share of the voting rights as of June 30, 2023 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of June 30, 2023
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100%
ValoraSoy S.A. (ii)	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L. (iii)	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

(ii)	Incorporated through the acquisition on April 24, 2023.

(iii)	During December 2022, the Company agreed to participate in a joint arrangement with the 50% of participation of the newly created company named Microo Food Ingredients Sociedad Limitada.

Note 4.15. Financial instruments

Financial assets and liabilities are recognized when an entity of the Group becomes party to the contractual provisions of an instrument.

Financial assets and liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and liabilities (other than those designated at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or liabilities, when appropriate, at initial recognition. Transaction costs directly attributable to the acquisition of financial assets or liabilities designated at fair value through profit or loss are recognized immediately through profit or loss.

The Company applies a hierarchy to classify valuation methods used to measure financial instruments carried at fair value. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2: Valuation techniques use significant observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices), or valuations are based on quoted prices for similar instruments; and

-	Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

Note 4.15.1. Financial assets

Classification of financial assets

If and when applicable the Company follows the framework and requirements outlined in IFRS 9 to classify financial assets based on whether:

●	The financial asset is held within a business model whose objective is to collect contractual cash flows or whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and

●	The contractual terms give rise to cash flows that are only payments of principal and interest.

By default, all other financial assets are subsequently measured at fair value through profit or loss.

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value. The Group holds the trade receivables with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

Gains and losses in foreign currency

Trade receivables denominated in a currency other than the subsidiaries’ functional currency is determined in that foreign currency and converted to the subsidiaries’ functional currency at the end of each reporting period using the then prevailing spot rate. Exchange differences are recognized through profit or loss and are classified within financial income / expenses.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or retain substantially all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the revenue received.

Upon derecognition of a financial asset measured at amortized cost, the difference between the carrying amount of the asset and the sum of the consideration received and receivable is recognized through profit or loss.

The Group also derecognizes a financial asset when there is information which indicates that the counterparty is in serious financial difficulty and there is no realistic prospect of recovery. The derecognized financial assets may still be subject to compliance activities in accordance with the Group’s recovery procedures, taking into account legal advice when appropriate. Any recovery is recognized through profit or loss.

Note 4.15.2. Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments are classified as financial liabilities or equity in accordance with the substance of the contractual agreement and definitions of financial liability and equity instrument.

Equity instruments

An equity instrument consists of any contract that evidences a residual interest in the assets of an entity, after deducting all of its liabilities. Equity instruments issued by a Group entity are recognized for income received, net of direct issue costs.

The repurchase of equity instruments of the Group is recognized and deducted directly in equity. No gain or loss is recognized through profit or loss, arising from the purchase, sale, issue or cancellation of the equity instruments of the Group. During the fiscal year ended June 30, 2023 no repurchase of equity instruments took place.

Financial liabilities

Financial liabilities are classified at their inception at fair value through profit or loss or at amortized cost, using the effective interest amortization method.

Warrant liabilities

As part of the reorganization, the Group acquired public warrants (“Public warrants”). The warrants are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Gains and losses will be recorded in profit or loss.

These instruments are measured at Level 1 fair value based on its quoted price.

Note 4.16. New standards, amendments and interpretations of IFRS

Standards and IFRICs newly applicable for companies with 30 June 2023 year ends are set out below.

A number of narrow-scope amendments to IFRS 3, IAS 16, IAS 37 and some annual improvements on IFRS 1, IFRS 9, IAS 41 and IFRS 16

Amendments to IFRS 3, ‘Business combinations’ update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

Amendments to IAS 16, ‘Property, plant and equipment’ prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related costs in profit or loss.

Amendments to IAS 37, ‘Provisions, contingent liabilities and contingent assets’ specify which costs a company includes when assessing whether a contract will be loss-making.

Annual improvements make minor amendments to IFRS 1, ‘First-time Adoption of IFRS’, IFRS 9, ‘Financial instruments’, IAS 41, ‘Agriculture’ and the Illustrative Examples accompanying IFRS 16, ‘Leases’.

The amendments listed above did not have any impact on the amounts recognised in the Consolidated Financial Statements.

New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2023 reporting period and have not been early adopted by the Group. These standards are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions:

Amendment to IAS 12- deferred tax related to assets and liabilities arising from a single transaction

These amendments require companies to recognise deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

Effective date Annual periods beginning on or after January 1, 2023.

Narrow scope amendments to IAS 1, Practice statement 2 and IAS 8

The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies.

Effective date Annual periods beginning on or after January 1, 2023.

Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

The amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

Effective date Annual periods beginning on or after January 1, 2024.

These amendments are not applicable to the Group.

Amendments to IAS 1, ‘Presentation of financial statements’, on classification of liabilities

These narrow-scope amendments to IAS 1, ‘Presentation of financial statements’, clarify that liabilities are classified as either current or noncurrent, depending on the rights that exist at the end of the reporting period.

Classification is unaffected by the expectations of the entity or events after the reporting date (for example, the receipt of a waiver or a breach of covenant).

The amendment also clarifies what IAS 1 means when it refers to the ‘settlement’ of a liability.

Effective date Annual periods beginning on or after January 1, 2024.

Amendments to IAS 7 and IFRS 7, Supplier Finance Arrangements

These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis.

Effective date Annual periods beginning on or after January 1, 2024.

Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments clarify the accounting treatment for sales or contributions of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

The effective date of the amendment has not yet been set by the IASB; however, early application of the amendments is permitted.

Note 4.17. Loss per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit and loss attributable to ordinary shareholders of the Group by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributed to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

As of June 30, 2023 and 2022, Basic EPS and Diluted EPS are the same, employee share based payments are considered dilutive instruments properly included in the profit and loss account, however they do not impact in EPS diluted calculation because the Group has generated net loss to ordinary shareholders (See Note 27).

Note 4.18. Revenue

The group identifies contracts with customers and evaluates the goods and services committed therein to determine performance obligations and their classification between performance obligations that are satisfied at a given time or over time.

Revenue from satisfaction of performance obligations at a given time is recognized when the client obtains control of the committed asset or service considering whether there is a right to collection, if the client has the physical possession, if the client has the legal right and if they have transferred the risks and benefits.

Revenue from sales is recognized when performance obligations are met, which consists of transforming the significant risks and benefits of ownership of the goods are transferred to the purchaser, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

The Group had no revenues during 2022 and 2023 until ValoraSoy Acquisition on April 24, 2023.

Note 4.19. Expenses

Research and development costs

Research costs are expensed in the period in which these costs are incurred. Development costs are expensed in the period in which these costs are incurred if they do not meet the criteria for capitalization.

Sales and marketing, administrative and other operating expenses

The Group recognizes expenses in the period in which these costs are incurred and are presented by function on the consolidated statements of operations. Sales and marketing expenses primarily relate to marketing materials and research of the Group to increase brand awareness in the marketplace. Administrative expenses primarily comprise professional fees (mainly related to consultancy, accountancy and legal expenses), payroll and share based compensation to certain executives. Other operating expenses relate to those that do not depend on general business operations or relate to the other expense categories.

Note 4.20. Segment reporting

The Group operates in a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”), the Chief Product Officer (“CPO”), the Chief Technology Officer (“CTO”) and the Chief Science Officer (“CSO”).

The Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Consolidated Statement of Comprehensive Income and Consolidated Statement of Financial Position.

The Group acquired ValoraSoy on April 24, 2023. Because of the short-period of time since the acquisition, most of the required disclosures by IFRS 8 Operating Segments, relating to entity-wide disclosures are not significant to disclose.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of June 30, 2023	As of June 30, 2022
Lux	$251,440	$-
United Kingdom	4,774,320	4,607,848
Argentina	4,930,666	-
Total non-current assets other than financial instruments	$9,956,426	$4,607,848

Note 4.21 Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

Note 4.22 Critical accounting judgements and estimates

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

Critical estimates

-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.3).

-	Impairment of intangible assets not yet available for use (Notes 4.3).

Note 5. Comparative Information

The information as of June 30, 2022 and for the year ended June 30, 2022 and for the periods of January 1, 2021 through June 30, 2021 and from August 21, 2020 through December 31, 2020 disclosed for comparative purposes arises from the consolidated financial statements of Moolec as of those dates.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

The exchange of shares related to the Capital Reorganization contemplated by the Business Combination Agreement, explained in Note 2, has been given a retrospective effect in the share capital of the statement of changes in equity and in Net loss per share purposes in Note 27.

Note 6. Intangible Assets

	Gamma Linolenic Acid (“GLA’) assets and licensing rights to Arachidonic Acid (“ARA”)	SPC® technology	Customer relationship	Software License	Total Intangible Assets
As of December 31, 2020
Cost	-	-	-	-
Accumulated Amortization	-	-	-	-	-
Net book amount	$-	-	-	-	$-

Year ended June 30, 2021
Opening net book amount	-	-	-	-	-
Additions	3,000,000	1,598,930	-	-	4,598,930
Closing net book amount	$3,000,000	1,598,930	-	-	$4,598,930

As of June 30, 2021
Cost	3,000,000	1,598,930	-	-	4,598,930
Accumulated Amortization	-	-	-	-	-
Net book amount	$3,000,000	1,598,930	-	-	$4,598,930

Year ended June 30, 2022
Opening net book amount	3,000,000	1,598,930	-	-	$4,598,930
Closing net book amount	3,000,000	1,598,930	-	-	$4,598,930

As of June 30, 2022
Cost	3,000,000	1,598,930	-	-	4,598,930
Accumulated Amortization	-	-	-	-	-
Net book amount	3,000,000	1,598,930	-	-	4,598,930

Year ended June 30, 2023
Opening net book amount	3,000,000	1,598,930	-	-	4,598,930
Additions	101,033	63,329	-	-	164,362
Acquisitions through business combinations	-	-	3,819,009	5,045	3,824,054
Effect of changes in foreign exchange rates	-	-	26,235	34	26,269
Amortization (i)	-	-	(93,247)	(1,270)	(94,517)
Closing net book amount	$3,101,033	1,662,259	3,751,997	3,809	$8,519,098

As of June 30, 2023
Cost	3,101,033	1,662,259	3,845,244	5,079	8,613,615
Accumulated Amortization	-	-	(93,247)	(1,270)	(94,517)
Net book amount	$3,101,033	1,662,259	3,751,997	3,809	$8,519,098

(i)	The charge of the amortization is included in Administrative expenses and Research and development expenses (see notes 24 and 25).

Note 7. Fixed Assets

	Chymosin osmosis equipment	Vehicles	Furniture	Storage	Computer equipment	Machinery	Total Fixed Assets
As of December 31, 2020
Cost	-	-	-	-	-	-	-
Accumulated Depreciation	-	-	-	-	-	-	-
Net book amount	$-	-	-	-	-	-	$-

Year ended June 30, 2021
Opening net book amount	-	-	-	-	-	-	-
Additions	10,617	-	-	-	-	-	10,617
Closing net book amount	$10,617	-	-	-	-	-	$10,617

As of June 30, 2021
Cost	10,617	-	-	-	-	-	10,617
Accumulated Depreciation	-	-	-	-	-	-	-
Net book amount	$10,617	-	-	-	-	-	$10,617

Year ended June 30, 2022
Opening net book amount	$10,617	-	-	-	-	-	$10,617
Depreciation (i)	(1,699)	-	-	-	-	-	(1,699)
Closing net book amount	8,918	-	-	-	-	-	8,918

As of June 30, 2022
Cost	10,617	-	-	-	-	-	10,617
Accumulated Depreciation	(1,699)	-	-	-	-	-	(1,699)
Net book amount	$8,918	-	-	-	-	-	$8,918

Year ended June 30, 2023
Opening net book amount	8,918	-	-	-	-	-	8,918
Acquisitions through business combinations, net	-	25,464	5,154	49,281	2,633	1,055,494	1,138,026
Effect of changes in foreign exchange rates	-	176	35	340	(9)	7,277	7,819
Additions	-	-	-	9,143	5,681	-	14,824
Depreciation (i)	(1,699)	(1,603)	(106)	(1,160)	(699)	(22,238)	(27,505)
Closing net book amount	$7,219	24,037	5,083	57,604	7,606	1,040,533	$1,142,082

As of June 30, 2023
Cost	10,617	25,640	5,189	58,764	8,305	1,062,771	1,171,286
Accumulated Depreciation	(3,398)	(1,603)	(106)	(1,160)	(699)	(22,238)	(29,204)
Net book amount	$7,219	24,037	5,083	57,604	7,606	1,040,533	$1,142,082

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 24 and 26).

Note 8. Goodwill

	As of June 30, 2023	As of June 30, 2022
Goodwill	251,440	-
Total Goodwill	$251,440	$-

As of June 30, 2023, no goodwill impairment losses were recognized.

Note 9. Right-of-use of assets

Land
As of June 30, 2022	$-
Acquisitions through business combinations (i)	43,507
Effect of changes in foreign exchange rates	299
As of June 30, 2023	$43,806

(i)	Through the ValoraSoy acquisition, the Group acquired a parcel of land for an original amount of $ 43,507.

Note 10. Other non-current receivables

	As of June 30, 2023	As of June 30, 2022
Receivables with shareholders	8,763,027	-
Total Other Non-Current receivables	$8,763,027	$-

Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%.

Note 11. Cash and cash equivalents

For the purposes of preparing the Consolidated Statements of Financial Position and Statement of Cash Flows, the item “Cash and Cash Equivalents” includes cash on hand and in banks and short-term highly liquid investments that can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value.

Bank overdrafts are classified as “Financial Debt” in the Consolidated Statement of Financial Position.

Cash and cash equivalents at each year-end, as disclosed in the Consolidated Statement of Cash Flows, may be reconciled against the items related to the Consolidated Statement of Financial Position as follows:

	As of June 30, 2023	As of June 30, 2022
Cash	$2,443	$-
Bank accounts	2,061,636	1,081,808
Short-term investments	463,594	-
Total cash and cash equivalents	$2,527,673	$1,081,808

Note 12. Short-term investments

	As of June 30, 2023	As of June 30, 2022
Mutual funds	306,034	-
Total Short-term investments	$306,034	$-

Note 13. Trade Receivable and Other current receivables

	As of June 30, 2023	As of June 30, 2022
Accounts receivable	361,097	-
Total Trade receivable	$361,097	$-

	As of June 30, 2023	As of June 30, 2022
Taxes	952,953	-
Others	377,224	-
Total Other current receivables	$1,330,177	$-

The book value is reasonably approximate to the fair value given its short-term nature.

Note 14. Inventories

	As of June 30, 2023	As of June 30, 2022
Raw materials	179,368	-
Finished goods	286,380	-
Total Inventories	$465,748	$-

Note 15. Share capital and share premium

As of June 30, 2023, the share capital stock and share premium amounts to $ 66,996,982.

Reconciliation of share capital and share premium

	Number of shares	Shares issued amount	Shares to be issued amount	Share Premium
Opening Balance as of August, 2020	-	-	-	-
Issue of share capital	29,140,000	291,400	-	4,308,600
Balance as of December, 2020	29,140,000	291,400	-	4,308,600
Issue of share capital	1,860,000	18,600	-	2,981,400
Balance as of June 30, 2021	31,000,000	310,000	-	7,290,000
Issue of share capital	-	-	-	-
Balance as of June 30, 2022	31,000,000	310,000	-	7,290,000
Issue of share capital (Moolec Science shares)	1,500,000	15,000	-	8,105,000
Issue of share capital (SAFE shares)	262, 260	2,623	-	3,170,723
Issue of share capital (LightJump shares)	3,363,810	33,639	-	39,610,630
Issue of share capital (Backstop shares)	1,201,656	12,017	-	7,999,023
Issue of share capital	3,519	36	-	10,647
From business acquisition	-	-	641	217,275
Equity settled share based payment	232,523	2,326	2,427	593,684
Balance as of June 30, 2023	37,563,768	375,641	3,068	66,996,982

Share Purchase Agreement

On April 14, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc (“Nomura”). The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Sales of ordinary shares to Nomura, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and determinations by the Company regarding the use of proceeds from any sale.

As of June 30, 2023 only 3,600 shares (equivalent to $10,647) were issued under the Share Purchase Agreement.

Note 16. Share based payment

Under the share-based compensation plan, some employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

As of June 30, 2023, Moolec had the following shared-based payment arrangements:

Share option plan for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares. The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 346,555 underlying ordinary shares. The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 700,000 underlying ordinary shares. The options have an exercise price of $4.25. Five of them expire in January 2033 and the other two in March 2033.

The fair value is defined as the actuarial expected value of the future benefits under the Plan calculated at the date in which benefits are granted and it is estimated using the option valuation method known as ‘binomial trees’. The estimate considers the effects of rotation, the vesting schedule and the possible dilutive effect of the future exercise of options.

Factor	Group 1	Group 2	Group 3
Fair value of shares	$1.00	$1.00	$2.97
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date	$9.11	$7.25	$2.04

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

Moolec Science estimates an expected rotation of 2.00% annually at constant value, taking into account historical patterns of executives maintaining their jobs and the probability of exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the amount and exercise price and the movements of the stock options of executives and managers of the Group for the period ended June 30, 2023.

	June 30, 2023
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price

At the beginning	-	-	-	-	-	-
Granted during the period	579,078	$1.52	346,555	$8.00	700,000	$4.25
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	253,252	$1.52	139,957	$8.00	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	700,000	$4.25

The charge of the plans based on options recognized during the period was $508,149.

Note 17. Accounts Payable and other current and non-current liabilities

	As of June 30, 2023	As of June 30, 2022
Transaction expenses payable	3,579,057	485,735
Related parties	774,460	385,508
Accruals	787,010	190,843
Trade payables	2,339,087	164,127
Total Accounts payable	$7,479,614	$1,226,213

	As of June 30, 2023	As of June 30, 2022
Related parties	677,000	-
Deferred payment related to Business Combination	492,799	-
Wages	221,141	-
Taxes	21,783	-
Pay As You Earn (PAYE)	1,551	1,171
Others	271,371	-
Total Other current liabilities	$1,685,645	$1,171

The book value is reasonably approximate to the fair value given its short-term nature.

	As of June 30, 2023	As of June 30, 2022
Others	175,312	-
Other non-current liabilities	$175,312	$-

Note 18. Financial debt

	As of June 30, 2023	As of June 30, 2022
Financial Debt denominated in Argentine Pesos	517,743	-
Financial Debt denominated in US Dollars	2,028,500	-
Total Current Financial Debt	$2,546,243	$-

The book value is reasonably approximate to the fair value given its short-term nature.

	As of June 30, 2023	As of June 30, 2022
Financial Debt denominated in Argentine Pesos	99,046	-
Total Non-current Financial Debt	$99,046	$-

The terms and conditions of outstanding loans are as follows:

Bank entity	Currency of denomination	Nominal value (equivalent in USD)	Nominal interest rate		Date of maturity	As of June 30, 2023	As of June 30, 2022
Banco Macro - pre-financing of exports	ARS	147,874	67% - 88	%(*)	07/17/2023-12/27/2023	173,236	-
Banco Nación - pre-financing of exports	USD	28,500	2%		10/6/2023	28,635	-
Banco Córdoba - pre-financing of exports	ARS	142,567	55% - 88	%(*)	01/11/2023 - 06/26/2023	156,057	-
Banco Galicia - bank overdrafts	ARS	18,849	144	%(*)	06/30/2023	18,849	-
HSBC Bank - bank overdrafts	ARS	4,625	108	%(*)	06/30/2023	4,625	-
Banco Santander - bank overdrafts	ARS	41,325	161	%(*)	06/30/2023	44,446	-
Banco Galicia - loans	ARS	99,643	35% - 85	%(*)	08/21/2023 - 01/25/2024	33,728	-
HSBC Bank - loans	ARS	19,508	64	%(*)	07/27/2023	14,940	-
Banco Santander - loans	ARS	119,001	50% - 57	%(*)	09/03/2026 - 03/04/2027	118,185	-
Banco Macro - loans	ARS	11,705	54	%(*)	7/12/2023	1,257	-
Promissory notes	USD	2,000,000	0%		05/22/2024 - 06/25/2024	2,000,000	-
Asociación mutual AMA – loans	ARS	42,316	53	%(*)	07/10/2023 - 04/10/2024	51,331	-

(*)	Interest rates of our outstanding loans in ARS, correspond to market rates in the country of incorporation of our newly acquired subsidiary, which deems to be a hyperinflationary economy.

Note 19. Warrants liabilities

Each of the Warrants to purchase an aggregate of 11,110,000 Ordinary Shares are exercisable to purchase one Ordinary Share and only whole warrants are exercisable. The exercise price of the Warrants is $11.50 per share. A Warrant may be exercised only during the period commencing on the date of the consummation of the transactions contemplated by the Business Combination Agreement and terminating on the earlier to occur of: the date that is five (5) years after the date on which the Business Combination is completed or the liquidation of the Company. Redemptions of warrants for cash once the public warrants become exercisable, may be redeemed (i) in whole and not in part, (ii) at a price of $0.01 per warrant, (iii) upon not less than 30 days’ prior written notice of redemption to each warrant holder, and (iv) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before sending the notice of redemption to each warrant holder. If the public warrants are called for redemption for cash, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis”. The private warrants will be treated identical to the public warrants.

Considering that the fair value as of June 2023 is $0.0799 per Ordinary Share, the valuation of warrants is the following:

Warrants
As of June 30, 2022	-
Issued by the SPAC	1,666,500
Fair value remeasurement (Gain)	(778,811)
As of June 30, 2023	$887,689

There were no other warrants outstanding prior to the ones issued by the SPAC.

Note 20. Simple Agreement for Future Equity (“SAFE”)

The Company signed two simple agreements for future equity (referred to as “SAFE” or “SAFEs” in plural), in exchange for the payment by certain investors of the amounts detailed below on or about December 28, 2021. Both SAFEs were signed with two different investors and for the following amounts:

One SAFE was signed with THEO 1 SCSp for the amount of $1,500,000, from which $1,000,000 was received on January 5, 2022 and $500,000 were received on June 30, 2022.

The other SAFE was signed with SERENITY TRADERS LDT, for the amount of $500,000, fully received on January 6, 2022.

Both SAFEs give the investors, in exchange for the payment of the mentioned amounts, the right to a variable number of shares on the Company’s Share Capital subject to the occurrence of a qualified event or a twelve months maturity, whatever happens before, and in the case of a qualified event, specifically the shares of the series of equity securities issued to the investors investing new money in the Company in connection with the closing. These qualified events are defined as Equity Financing of not less than $20,000,000, Change of Control, a Direct Listing, an Initial Public Offering or a De-SPAC Transaction.

The De-SPAC transaction occurred on December 30, 2022 and defined as a qualified event pursuant the agreement, converted the SAFE in 262,260 shares of the Company at a purchase price on $ 12.10 for a total of $3,173,346.

The following table presents the changes in Level 3 financial instruments as of June 30 of each year:

	2023	2022	2021	2020
At the beginning	$2,860,000	$-	$-	$-
Additions	-	2,000,000	-	-
Results on the change of Fair Value of the SAFE (i)	313,346	860,000	-	-
SAFE Capitalization	(3,173,346)	-	-	-
At the end	$-	$2,860,000	$-	$-

(i)	The result due to the change in the fair value of the SAFE was included in “Other financial Results”.

Note 21. Deferred tax and income tax

The roll forward of net deferred tax as of June 30, 2023, 2022, 2021 and 2020 is as follows:

	2023	2022	2021	2020
Balance at beginning of year	$-	-	-	-
Incorporated through the business combination	1,297,436	-	-	-
Credited to profit & loss	(234,542)	-	-	-
Charged to Other Comprehensive Income	8,913	-	-	-
Balance at year end	$1,071,807	-	-	-

Principal statutory taxes rates in the countries where the Group operates for all the years presented are:

	Income tax rate
Tax Jurisdiction	2023	2022	2021	2020
Argentina	25%-35%	-	-	-
Luxembourg	15%	-	-	-
United Kingdom	19%	19%	19%	19%
United States of America	21%	21%	21%	21%

Reconciliation of effective tax rate

The Group’s reconciliation of the effective tax rate is based on its domestic tax rate, with a reconciling item in respect of tax rates applied by Group companies in other jurisdictions.

The tax rate used for 2023 represents the corporate tax rate of 15% from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions.

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021	As of December 30, 2020
Loss before tax	$(52,023,422)	(4,526,905)	(1,986,814)	(320,524)
Corporate tax rate	15%	19%	19%	19%
Income tax (benefit)/expense	7,803,513	860,112	377,495	60,900
Effect of difference tax rates subsidiaries operating in other jurisdictions	428,506	-	-	-
Tax losses (i)	(1,631,947)	(860,112)	(377,495)	(60,900)
Non-deductible expenses - listing cost	(6,405,759)	-	-	-
Net gain on inflation effect on monetary items	52,914	-	-	-
Income tax inflation adjustment	(35,826)	-	-	-
Others	23,141	-	-	-
Tax benefit for the year	234,542	-	-	-

(i)	Deferred tax assets have not been recognized, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom.

Deferred tax

Deferred tax assets and liabilities are recognized when the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on the initial recognition of goodwill.

Net deferred tax liabilities are comprised of the following amounts:

	As of June 30, 2023	As of June 30, 2022
Deferred tax asset
Tax loss carry-forward	292,267	-
Total other receivables	$292,267	-

Deferred tax liability
Customer relationship	1,346,374	-
Other tax liabilities	17,700
Total deferred tax liability	$1,364,074	-
Net deferred tax liability	$1,071,807	-

The following table shows the expiration date of the recognized accumulated tax loss carryforwards pursuant to statutes of limitations:

Fiscal year	Tax-loss carry forward	Deferred tax asset	Expiration date	Tax jurisdiction
2022	10,980	3,843	2027	Argentina
2023	824,069	288,424	2028	Argentina
Total	835,049	292,267

Unrecognized deferred tax assets

As of June 30, 2023 and 2022 deferred tax assets relating to the operating company in the UK, Luxembourg, Argentina (Moolec Science S.E.) and United States of America aren’t recognized because it is not probable that future taxable amounts will be available to utilize those temporary differences and losses. Therefore, in the present Consolidated Financial Statements, the Company decided not to recognize deferred income tax assets generated by the tax loss carry forward for the periods ended on June 30, 2023 and 2022 for the amounts of $1,631,947 and $ 860,112 respectively.

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom:

	2023		2022		2021		2020
Tax losses per country	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect	Gross amount	Tax effect
United Kingdom	3,641,516	691,888	4,526,905	860,112	1,986,814	377,495	320,524	60,900
Luxembourg	3,267,560	620,837	-	-	-	-	-	-
Argentina	1,484,790	282,110	-	-	-	-	-	-
United States of America	195,328	37,112	-	-	-	-	-	-
Total	8,589,194	1,631,947	4,526,905	860,112	1,986,814	377,495	320,524	60,900

Note 22. Financial income / expenses

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021	As of December 30, 2020
Financial Costs
Interest expense	(160,035)	(2,130)	-	-
Total Financial Costs	$(160,035)	$(2,130)	$-	$-
Other financial results
Exchange rate difference	(1,386,599)	(12,342)	-	-
Change in fair value of Simply Agreement for Future Equity (“SAFE”) - Loss	(313,346)	(860,000)	-	-
Investment gain related to money market funds	1,009,318	-	-	-
Change in warrants	778,811	-	-	-
Interest gain (Shareholders loan)	693,027	-	-	-
Inflation adjustment	245,989	-	-	-
Other	3,325	-	-	-
Total Other financial results	1,030,525	(872,342)	-	-
Total net financial income / expenses	$870,490	$(874,472)	$-	$-

Note 23. Other operating expense

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021	As of December 31, 2020

Taxes, duties and penalties	(62,263)	-	-	-
Miscellaneous expenses	(31,944)	(38,985)	(93,252)	(2,639)
Total other operating expense	$(94,207)	$(38,985)	$(93,252)	(2,639)

Note 24. Administrative expenses

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021	As of December 31, 2020

Audit. legal and accountancy fees	(2,024,611)	(1,355,046)	(635,173)	(125,867)
Employee Stock Option Plan	(1,166,755)	(838,576)	-	-
Payroll Expenses	(880,830)	(254,215)	(10,544)	-
Insurance	(428,947)	-	-	-
Travel Expenses	(102,305)	(52,532)	(332)	-
Amortization	(92,818)	-	-	-
Depreciation	(4,107)	-	-	-
Other office and admin expenses	(108,282)	(22,861)	(174,897)	(2,019)
Total Administrative expenses	$(4,808,655)	$(2,523,230)	$(820,946)	(127,886)

Note 25. Research and development expense

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021	As of December 31, 2020

Professional fees	(886,628)	(373,259)	(75,189)	-
Laboratories’ related expenses	(434,551)	(449,442)	(526,753)	-
Amortization	(1,699)	(1,699)	-	-
Other research and development expenses	(28,339)	(160,758)	-	(179,061)
Total Research and development expenses	$(1,351,217)	$(985,158)	$(601,942)	(179,061)

Note 26. Cost of sales

	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021	As of December 31, 2020

Inventories at beginning	-	-	-	-
Inventories incorporated through the business combination	(532,231)	-	-	-
Purchases	(788,751)	-	-	-
Production costs
Payroll and and professional fees	(121,285)	-	-	-
Maintenance, energy and fuel related to fixed assets	(77,495)	-	-	-
Amortization and depreciation	(23,398)	-	-	-
Other production costs	(31,050)	-	-	-
Sub-total Production costs	(253,228)	-	-	-
Foreign currency translation	60,108	-	-	-
Sub-total	(1,514,102)	-	-	-
Inventories as of the end	465,748	-	-	-
Cost of sales	(1,048,354)	-	-	-

Note 27. Net loss per share

Basic loss per share is computed using the weighted-average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted-average number of ordinary shares and potentially dilutive, ordinary share equivalents outstanding during the year. The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders.

The following table presents the calculation of basic and diluted loss per ordinary share for the year ended on June 30, 2023 and June 30, 2022 as follows:

Loss attributable to ordinary shareholders (basic and diluted)

Numerator	June 30, 2023	June 30, 2022	June 30, 2021	December 31, 2020
Loss for the year, attributable to the owners of the Group	(51,788,880)	(4,526,905)	(1,986,814)	(320,524)
Loss attributable to the ordinary shareholders	(51,788,880)	(4,526,905)	(1,986,814)	(320,524)

Weighted-average number of ordinary shares (basic and diluted)

Denominator	June 30, 2023	June 30, 2022	June 30, 2021	December 31, 2020
Weighted-average number of ordinary shares	34,466,258	31,000,000	30,239,558	29,140,000

Net loss attributable to ordinary shareholders per share	June 30, 2023	June 30, 2022	June 30, 2021	December 31, 2020
Basic and Diluted	(1.50)	(0.15)	(0.07)	(0.01)

Note 28. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

Other Related Party Transactions

In USD ($)	June 30, 2023	June 30, 2022	June 30, 2021	December 31, 2020
Short-term employee benefits	39,250	96,437	109,205	38,355
Share based payment	904,861	838,576	-	-

Other Related Party Transactions

In USD ($)	Note	For the year ended June 30, 2023	For the year ended June 30, 2022	From the period of January 1, 2021 through June 30, 2021	From the period of August 21, 2020 through December 31, 2020
Share based payment
Key management		904,861	838,576	-	-
CFO Shares Alloted	(vi)	364,014	-	-	-
Issue of Additional Shares
Issue of share capital		15,000	-	-	-
Issue of share premium		39,610,630	-	-	-
Parent of the Company – Bioceres Crop Solutions Corp		-	-	3,000,000	-
Parent of the Company – Union Group Ventures		-	-	-	2,000,000
Parent of the Company – BG Farming Technologies		-	-	-	2,000,000
Company’s Cash Balance in Other’s Accounts
Parent of BF Farming Technologies – Bioceres S.A.		-	-	-	300,000
100% Subsidiary of Bioceres S.A. – Bioceres LLC		-	-	500,000	300,000
Expenses Paid on Behalf of the Company
Parent of BG Farming Technologies - Bioceres S.A.	(i)	-	265,810	509,628	244,029
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(i)	238,121	156,760	453,282	56,863
Services Provided by Other Companies
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A	(ii)	286	252	144,530	160,390
98.6% owned by Bioceres S.A. - INDEAR S.A.- Instituto de Agrobiotecnología Rosario	(iii)	258,279	57,047	129,695	2,540
Owned by Bioceres S.A. - Agrality Inc.	(iv)	5,000	85,435	-	-
Founded and operated by the Company’s CPO - Future Foods B.V.	(v)	85,880	94,857	35,958	17,801
Moolec Science S.A. Shareholders	(vii)	693,027	-	-	-
THEO I SCSp		-	1,500,000	-	-

(i)	Expenses paid by Bioceres LLC on behalf of the Company.
(ii)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.
(iii)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.
(iv)	The Company entered into an agreement with Agrality Inc, for the provision of services.
(v)	The Company entered into an agreement with Future Foods B.V. for the provision of services.
(vi)	Shares issue related to share based payment already vested.
(vii)	The Company entered into an agreement with shareholders which accrues an internal rate of return.

Other Related Party Balances

In USD ($)	Balance outstanding as of June 30, 2023	Balance outstanding as of June 30, 2022
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(623,629)	(385,508)
Moolec S.A. Shareholders	8,763,027	-
Union Group Ventures Limited	(677,000)	-
INDEAR S.A.	(72,494)	-
Future Foods B.V	(78,337)	-

Note 29. Financial risk management

The Group’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

The following matters have been considered by Management in determining the appropriateness of the going concern basis of preparation of the accompanying Consolidated Financial Statements.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments held by the Group that are potentially subject to concentration of credit risk are primarily cash and receivables, the latter held as a result of ValoraSoy Acquisition. Management believes that the credit risk concentrating with respect to cash and amounts receivable is remote.

The following table sets forth details of the age of trade and other receivables:

As at	June 30, 2023	June 30, 2022
To due become
Up to 3 months	$450,728	$-

b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations affiliated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’ s reputation. Given the Group’s financial position as of June 30, 2023, total current financial assets $4,524,972 as compared to total financial liabilities of $11,985,860 management expects that the Group will be able to provide the capital needed to keep the Group liquid and able to fulfill its short-term obligations. Group’s financial position as of June 30, 2022, total current financial assets $1,081,808 as compared to total financial liabilities of $1,227,384, which comprised the SAFE agreement convertible in future Equity.

The Company continuously monitors and reviews its actual and forecasted cash flows and manages liquidity risk by maintaining adequate cash and cash equivalents, by utilizing term loans and by monitoring developments in the capital markets.

The table below analyzes the Company’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date.

	Maturity date
	Within 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Without any established term		Total
June 30, 2023
Trade Payables	7,479,614	-	-	-		-	7,479,614
Other liabilities	1,776,438	180,197	-	-			1,956,635
Financial debts	2,578,100	72,831	108,638	-		-	2,759,569
Subtotal	$11,834,152	$253,028	$108,638	$-		$-	$12,195,818

Warrant	887,689	-	-	-		-	887,689
Subtotal	$887,689	$-	$-	$-		$-	$887,689
Total	$12,721,841	$253,028	$108,638	$-		$-	$13,083,507

June 30, 2022
Trade Payables	1,226,213	-	-	-		-	1,226,213
Other liabilities	1,171	-	-	-		-	1,171
Simply Agreement for Future Equity (“SAFE”)	2,860,000	-	-	-		-	2,860,000
Subtotal	$4,087,384	$-	$-	$-		$-	$4,087,384
Total	$4,087,384	$-	$-	$-	$		$4,087,384

c)	Market risk

Market risk is the risk that changes in market prices -e.g. foreign exchange rates, interest rates and equity prices -will affect the Group’s income or the value of its holdings of financial instruments including commodity prices and foreign currency exchange rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Commodity risk

In the normal course of its business, the Company is exposed to risk resulting from fluctuations in the market prices of commodities. The Company does not engage in transactional hedging of its commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign exchange risk as a result of transactions being conducted in currencies other than the functional currency of each of the Company and its subsidiaries.

The Company has not entered into transactions that seek to hedge or mitigate its exposure to exchange rate fluctuations.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
Currency	2023	2022	2023	2022
Argentine pesos	765,690	-	50,073	-
U.S. Dollar	368,186	-	2,227,751	-
Pound sterling	22,062	8,025	-	-

The following table details sensitivity to a 10% increase and decrease in the functional currency of each of the companies against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	(+10%) Impact to profit or loss before tax		(-10%) Impact to profit or loss before tax
	Assets		Liabilities
Currency	2023	2022	2023	2022
Argentine pesos	76,569	-	(5,007)	-
U.S. Dollar	36,819	-	(222,775)	-
Pound sterling	2,206	803	-	-

d)	Fair value risk

Fair value and carrying value of financial instruments:

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of June 30, 2023	As of June 30, 2022
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	2,064,079	1,081,808
Trade and other receivables	(i)	10,454,301	2,061

Fair value through profit or loss
Cash and cash equivalents	(ii)	463,594	-
Short-term investments	(ii)	306,034	-
Total financial assets		$13,288,008	$1,083,869

Financial Liabilities
Amortized costs
Trade and other payables	(i)	9,340,571	1,227,384
Financial debt	(i)	2,645,289	-
Fair value through profit or loss
Simply Agreement for Future Equity (“SAFE”)		-	2,860,000
Warrant liabilities	(ii)	887,689	-
Total financial liabilities		$12,873,549	$4,087,384
Net financial asset /(liability)		$414,459	$(3,003,515)

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables, and loans payable are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	Fair value of short-term investment and warrants has been determined using the quoted market price at the year end (level 1).

e) Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or short-term investments that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

Fixed-rate instruments	As of June 30, 2023	As of June 30, 2022	As of June 30, 2021
Current financial liabilities	(2,546,243)	-	-
Non-current financial liabilities	(99,046)	-	-

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2023 a 10% increase/(decrease) in interest rates would increase/(decrease) interest payable by 11,428/(11,428).

Note 30. Capital risk management

The Company includes as its capital its share capital and accumulated deficit and has no externally imposed capital requirements. The Company’s objectives in managing capital are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations, deploy capital to develop its mining properties and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company manages its capital structure and makes adjustments as needed, in order to have funds available to support its activities. Management reviews its capital management approach on an ongoing basis.

The Company’s financial strategy is designed to maintain a capital structure consistent with the objective stated above and to respond to business growth opportunities and changes in economic conditions, In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern. (Note 15).

Note 31. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued.

As of October 15, 2023, the Company has entered into an agreement to issue a convertible note due 2026 to Grupo Insud (“Insud”) in a principal amount of approximately $21 million (the “Insud Convertible Note”) with a strike price of US $6.00 per share. The Insud Convertible Note will be issued against a cash payment of US $10 million and in-kind contributions to be made by Insud to Moolec Science. In-kind contributions include credits to access Insud’s state-of-the-art industrial capabilities, operational services, and the incorporation of joint agreement participation, started with the Company in the past. At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

The agreement signed with Insud, follows Moolec Science’s previous announcement that it entered into a Memorandum of Understanding with Bioceres Crop Solutions “BIOX”) that secures the supply of approximately 15,000 tons of HB4® soybeans (the “BIOX Supply Agreement”) that may be upsized for a similar volume. The BIOX Supply Agreement will be paid through the issuance of a convertible note (the “BIOX Convertible Note’’and together with the Insud Convertible Note, the “Convertible Notes”) on arms-length terms to the Insud Convertible Note.

Together, the Convertible Notes total approximately US $30 million of cash and in-kind contributions that include soybean inventories, operational services, and the acquisition of joint arrangement participation.