Form 20-F/A
period 2023-06-30
Moolec Science SA
filed 2023-11-02
CIK 1937737

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes         ☒ No

i

EXPLANATORY NOTE

This Annual Report on Form 20-F/A is being filed as an amendment (“Amendment No. 1”) to our Annual Report on Form 20-F for the year ended June 30, 2023 (“2023 Annual Report on Form 20-F”) filed with the U.S. Securities and Exchange Commission on October 30, 2023, solely to amend “Item 19: Exhibits” by replacing Exhibit 12.1 and Exhibit 12.2 (which are the certification of our Chief Executive Officer and Chief Financial Officer, respectively). Due to an inadvertent mechanical error, the conformed copies of these exhibits included in the original filing of our 2023 Annual Report on Form 20-F, which were executed on October 30, 2023, did not intentionally omit paragraph 4(b), which is not applicable to the Company. Accordingly, in connection with this filing, we are including updated certifications and signature pages.

Other than as set forth above, this Amendment No. 1 does not amend, update or restate any other information or disclosure that was originally included in our 2023 Annual Report on Form 20-F or reflect any events that occurred after the October 30, 2023 filing date of our 2023 Annual Report on Form 20-F in any way.

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

v

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: November 2, 2023

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