Form 20-F
period 2024-06-30
Moolec Science SA
filed 2024-10-30
CIK 1937737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Florencia Bottero

Corporate Counsel and Secretary of the Board

17, Boulevard F. W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

legal@moolecscience.com

+54 341 486 1100

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Matthew S. Poulter

Emilio Minvielle

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Phone: (212) 903-9000

Fax: (212) 903-9100

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, with nominal value of US$0.01 per share	MLEC	Nasdaq Stock Market LLC
Warrants, exercisable for ordinary shares	MLECW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

38,440,602 ordinary shares were issued and outstanding as of June 30, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

“Bioceres” means Bioceres Crop Solutions Corp.

“BIOX Soy Supply Agreement” means the HB4 soy supply agreement entered into by Moolec and Bioceres on September 17, 2024.

“Board” or “Board of Directors” means the board of directors of Moolec.

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

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB”).

“Insud” means Invim Corporativo S.L.

“Insud Convertible Note” means the convertible note issued by us to Insud pursuant to the note purchase agreement dated October 15, 2023.

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

“Piggy SooyTM” means a brand registered by us, in the U.S. and Argentina.

“Private Warrants” means the warrants to purchase LightJump Common Stock purchased in a private placement in connection with the IPO.

“Share Fee” means a number of Moolec Limited Ordinary Shares equal to US$2,000,000 divided by the lesser of the volume weighted average price of the Moolec Limited Ordinary Shares for the ten trading days preceding the six-month anniversary of the Business Combination Closing Date, and US$10.00, up to a maximum of 600,000 shares, issued by Moolec Limited to EarlyBird.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, industry and financial trends affecting our business. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of armed conflict in Israel and Gaza, in addition to the Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions;

●	general economic, financial, business and political conditions in Latin America;

●	our financial performance;

●	our ability to maintain the listing of the Ordinary Shares or warrants on Nasdaq;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our ability to develop and launch new products and services;

●	our ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the availability of raw materials used in our products and our ability to source such raw materials;

●	our ability to grow our business in a cost-effective manner;

●	our product development timeline and expected research and development (“R&D”);

●	our ability to commercialize the products developed in our R&D center, acquired as a result of the ValoraSoy Acquisition;

●	the implementation, market acceptance and success of our business model;

●	developments and projections relating to our competitors and industry;

●	our approach and goals with respect to technology;

●	our expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of any global viral pandemic on our business, including any potential monkey pox (“Mpox”) pandemics;

●	changes in applicable laws or regulations;

●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	various other factors, including without limitation those described under “Item 3. Key Information–D. Risk Factors.”

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

We present in this annual report the audited consolidated financial statements of Moolec as of June 30, 2024 and 2023 and for the years ended June 30, 2024 and 2023, which were prepared in accordance with IFRS, as issued by the IASB.

The consolidated financial information of Moolec contained in this annual report is derived from Moolec’s audited consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024 and 2023, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” are to the audited consolidated financial statements of Moolec included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on June 30th. References in this annual report to a fiscal year relate to our fiscal year ended June 30, 2024.

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following risk factors apply to our business and operations. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, projections, cash flows, financial condition and results of operations. You should carefully consider the following risk factors in addition to the other information included in this report, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements included herein.

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully below.

Risks Relating to Our Business and Operations include:

We are subject to the following risks in respect of our business and our strategy:

●	we are an early-stage, and high risk company with a history of losses and we may not achieve or maintain profitability;

●	we have a limited operating history, which makes it difficult to evaluate our current business and prospect and may increase the risk of investment;

●	price increases and shortages of raw materials could adversely affect our results of operations;

●	our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business;

●	we expect that our future revenue depends on the success of our technologies and product developments, including our extrusion, fermentation, molecular farming and other technologies, and we have limited data on the performance of such technologies to date. Accordingly, the development of the products depends on assumptions we make in respect of the performance of such technologies, which are inherently uncertain;

●	we may face difficulty servicing our indebtedness, including the convertible notes issued to Insud and to Bioceres;

●	conversion of the convertible notes that we have issued would increase the number of ordinary shares and result in dilution to shareholders;

●	we will likely require additional financing to achieve our goals, and failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing, development and other operations;

●	we may face difficulties implementing our inorganic growth strategy, including not identifying suitable targets and in respect of integrating or performing the operations of the business we have acquired or expect to acquire in the future;

●	we may acquire businesses, patents or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances;

●	if we fail to effectively utilize or expand our manufacturing and production capacity or commercialize or license our intellectual property, our business and operating results and our brand reputation could be harmed;

●	we operate in a privately owned facility conducting researches with third-parties pursuant to lease and service agreements with private companies and research universities;

●	our current operations depend in part on third-party agreements for necessary supplies in order to develop and scale our production and increase our stock of seed, feedstock, biomass, or raw materials required for our product development;

●	we are developing a customer base for our fermentation and molecular farming derived products, and our inability to expand such customer base could negatively impact our sales and profitability;

●	we face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do;

●	to compete effectively, we must introduce and improve existing and new products that achieve market acceptance and improve the output of our technology;

●	collaboration agreements we may seek to enter into with third parties may not be accomplished or successful;

●	the successful commercialization of our products depends significantly on our ability to produce high-quality products cost-effectively on a large scale and to accurately forecast demand for our products. In addition, we also depend on regulatory approvals to successfully market our products;

●	our products are subject to specific measures with regard to their maintenance in storage, and have a shelf life that could not be suitable to our operations or satisfactory with market expectations;

●	the successful commercialization of our products may face challenges from public perceptions of plant and strain engineered products (GMOs) in addition to facing ethical, legal, environmental, health and social concerns;

●	market perception, consumer habits and preferences for our products are difficult to predict and may adversely affect our business;

●	consumer preferences for our products are difficult to predict and may change, and if we are unable to respond quickly to new trends, our business may be adversely affected;

●	our business activities are currently conducted in a limited number of locations, which make us susceptible to damage or business disruptions caused by natural disasters, climatic variations, disease or pests, or acts of vandalism, which could lower the expected yield and delay the production and product candidates;

●	if our genetically engineered plants or strains do not express and produce a sufficient yield of genetically engineered nutritional oil, an animal protein, target function, or any animal protein at all, we may not be able to market our products in a timely manner or successfully compete, or operate our business;

●	if we are unable to attract, train and retain employees, we may not be able to grow or successfully operate our business;

●	food safety and food-borne illness incidents or advertising or product mislabeling may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our products;

●	if we are sued for defective products and if such lawsuits were determined adversely to us, we could be subject to substantial damages, for which insurance coverage may not be available;

●	our brand has limited awareness among the general public, which could affect our ability to sell our products;

●	if we fail to develop our technology or products and to develop our brand, our business prospects could adversely be affected;

●	we rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may impair our ability to operate our business effectively;

●	our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity;

●	we are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and noncompliance with such laws can subject us to criminal and civil liability and harm our business;

●	disruptions in the global economy, including high rates of inflation, the armed conflict in Israel and Palestine, the war in Ukraine and the impact of pandemics, epidemics or disease outbreaks may adversely affect our business, results of operations and financial condition;

●	Latin America has experienced, and may continue to experience, adverse economic or political conditions, including considerable economic uncertainty that may impact our business, financial condition and results of operations; and

●	economic and political developments in Argentina, including regulations and restrictions, inflation and government controls may adversely affect the economy and our financial condition and results of operations.

Risks Relating to Our Industries

We are subject to the following risks in respect of our industries:

●	the overall agricultural, nutraceutical and food ingredient industries are susceptible to commodity price changes, and we are exposed to market risks from changes in commodity prices;

●	we are subject to industry-specific risks, which could adversely affect our operating results;

●	climate change and adverse weather conditions may negatively affect our business and operations; and

●	our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

Risks Related to Our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could lead to a loss of competitive advantage, and adversely affect our technology and business;

●	we and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate;

●	biotechnology patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our competitive position;

●	we will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we have sought protection;

●	we may be unsuccessful in developing, licensing or acquiring intellectual property rights that may be required to develop and commercialize our future products;

●	we or our customers may infringe intellectual property unknowingly and unintentionally affecting our reputation and our future plans for our products and competitiveness; and

●	potential litigation relating to third party intellectual property rights infringement could prevent us from using certain technologies and products.

Risks Relating to Laws and Regulation

We are subject to the following risks in respect of the relevant laws and regulation:

●	the regulatory environment in the United States for our current and potential future products is evolving and may change in the future, negatively impacting the speed and cost to launch our potential future products;

●	the regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty over how our products will be regulated;

●	government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability;

●	we may use biological materials in our business and are subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

●	tax, legislative or regulatory initiatives, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition;

●	we are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws;

●	failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar laws associated with our activities in other jurisdictions could subject us to penalties and other adverse consequences;

●	the JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies; and

●	we are an early-stage global company, operating in several jurisdictions and we may omit any labor or civil registration law due to lack of qualified personnel.

Risks Relating to the Company

We are subject to the following risks in respect of our operating as a public company:

●	we will incur increased costs as a result of operating as a public company whose shares are listed on the Nasdaq, and its management will devote substantial time to new compliance initiatives;

●	our management has limited experience in operating a public company;

●	as we became a publicly traded company by virtue of a Business Combination, as opposed to an underwritten initial public offering, the process did not use the services of one or more underwriters which resulted in less diligence being conducted; and

●	the resignation of Nomura as our exclusive financial advisor may indicate that it is unwilling to be associated with the disclosure in SEC filings and the underlying business analysis related to the Business Combination.

Additional Risks Relating to Our Securities

Our shareholders are subject to the following risks:

●	sales of a substantial number of our securities in the public market by our existing securityholders, including the Key Shareholders, management and Nomura (pursuant to the Nomura Purchase Agreement), could cause the price of our Ordinary Shares and warrants to decrease significantly;

●	there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market, which may result in restrictions to our listing and trading volume;

●	if our Ordinary Shares become subject to the penny stock rules, it may be more difficult to sell our Ordinary Shares;

●	the price of our securities may be volatile, and their value may decline;

●	our warrants are exercisable for our Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders;

●	a market for our securities may not continue, which would adversely affect the liquidity and price of our Ordinary Shares and Warrants;

●	if securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline; and

●	we do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

Risks Relating to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

●	as a “foreign private issuer,” we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must disclose. This may limit the information available to holders of the Ordinary Shares and may pose additional risks and less regulatory protection for our shareholders in comparison to domestic issuers;

●	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses, and this would subject us to GAAP reporting requirements which may be difficult for us to comply with;

●	we are organized under the laws of the Grand Duchy of Luxembourg and a substantial amount of our assets are not located in the United States, and it may be difficult for you to obtain or enforce judgments or bring original actions against us or the members of our Board in the United States;

●	Luxembourg and European insolvency and bankruptcy laws are substantially different from U.S. insolvency and bankruptcy laws and may offer our shareholders less protection than they would have under U.S. insolvency and bankruptcy laws;

●	the rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and our ability to conduct equity financings; and

●	non-Luxembourg resident holders of Ordinary Shares could be subject to adverse income tax consequences in the Grand Duchy of Luxembourg.

Risks Relating to U.S. Tax

●	we believe we likely were a passive foreign investment company for U.S. federal income tax purposes for our taxable year ending June 30, 2024, and may be classified as a PFIC for our current taxable year or future taxable years which could subject U.S. holders of the Ordinary Shares to adverse U.S. federal income tax consequences.

Risks Related to Our Business and Operations

We are an early-stage and high risk company with a history of losses and we may not achieve or maintain profitability.

Our net losses for the year ended June 30, 2024 were US$7,312,360. As of June 30, 2024, we had an accumulated deficit of US$65,935,383. We will need to generate significant revenues to achieve profitability, and we may not be able to achieve and maintain profitability in the near future or at all. Our future success will depend, in part, on our ability to grow revenue associated with further R&D, production partnerships and direct sale to distributors and food producers. The net losses we incur may fluctuate significantly from year-to-year such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We cannot ensure that we will generate increased revenues, successfully commercialize products or generate revenue from licensing needed to attain a level of profitable operations, and therefore our business has an inherently high risk of failure. Based on our history of losses we do not expect that we will be able to fund our longer-term capital and liquidity needs through our cash balances and operating cash flow alone. Our current source of capital comes mainly from the issuance of convertible notes to our affiliates and investors. To fund our longer-term capital and liquidity needs, we expect we will need to secure additional capital. Our business plan and financing needs are subject to change depending on, among other things, the success of our efforts to grow revenue and our efforts to continue to effectively manage expenses.

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

Our limited operating history may make it difficult to evaluate our current business and our prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of our limited resources, gaining market acceptance of the products made using our molecular farming technology, managing a complex regulatory landscape and developing new product candidates.

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

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed in our crushing and ingredients development facility, such as soybean. Factors such as changes in the global or regional levels of supply and demand, weather conditions, seasonal fluctuations, shortages or interruptions, changes in global climates and government regulations could substantially impact the price of raw materials. These and other factors could also cause plant shutdowns, reductions in capacity, delays and increased costs with associated manufacturers. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, a substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on our business, financial condition and results of operations.

Our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business.

We are required to produce inventories of certain of our products (mainly seeds) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately result in inventory write-offs, which could have a material adverse effect on our business, results of operations and financial condition.

We expect that our future revenue depends on the success of our technologies and product developments, including our extrusion, fermentation, molecular farming and other technologies, and we have limited data on the performance of such technologies to date. Accordingly, the development of the products depends on assumptions we make in respect of the performance of such technologies, which are inherently uncertain.

Except for GLASOTM, which is fully approved for cultivation and commercialization in the United States, and SPC technology, which has approvals for cultivation and commercialization in other jurisdictions, mainly in Argentina, we do not currently have any products or technologies approved for sale and we are still in the early stages of development. We have successfully achieved approval for cultivation in US territory for our Piggy Sooy™ and PEEA1 crops through Regulatory Status Review clearance from USDA-APHIS.

To date, we have limited data on the ability of our technologies, which consist of developing a nuclear stable transformation of a crop to express a nutritional oil or an animal protein within the protein bodies of the seed in order to produce a product consisting not only of the target oil/protein but the plant oil/protein as well, towards which we have devoted substantial resources to date.

We may not be successful in developing our technologies and products in a manner sufficient to support our expected scale-ups and future growth, or at all. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the development of technologies and products designed to enable us to market industrial-scale manufacturing processes. We cannot guarantee that we will be successful in developing these technologies and products on the timeline we expect, or at all, and we may not be able to achieve our anticipated growth, revenues or profitability needed to continue our operations. If we are able to successfully develop our technologies and products, we cannot ensure that we will obtain regulatory approval or that, following approval, upon commercialization our technologies and products will achieve market acceptance. Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects. See “Business—Products—Development Timeline and Process.”

We may face difficulty servicing our indebtedness, including the convertible notes issued to Insud and to Bioceres.

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

We may elect to make in-kind interest payments under the notes issued to Insud through its affiliate INVIM Corporativo S.L., and issued to Bioceres, which will be capitalized. However, if we elect not to convert the Convertible Notes into ordinary shares at maturity, we will be required to pay the principal thereof in cash. Our ability to refinance the convertible notes will depend on the financial markets and our financial condition at such time. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Note issued to Insud” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Note issued to Bioceres Crop Solutions Corp.”

Conversion of the convertible notes that we have issued and issuance of shares pursuant to our share option plan would increase the number of ordinary shares and result in dilution to shareholders.

On October 15, 2023, we issued to Insud an aggregate principal amount of US$10 million convertible notes, pursuant to a note purchase agreement among us and Insud, the holders from time-to-time party thereto. Further, the principal amount outstanding under the notes issued to Insud will be increased upon the closing of the contribution of certain assets to us. In addition, on September 17, 2024, we issued to Bioceres a convertible note in an aggregate principal amount of approximately US$6.6 million.

The convertible notes we have issued to Insud and the convertible notes we issued to Bioceres may be converted into our ordinary shares. The issuance of a substantial number of additional ordinary shares upon conversion of the notes that we have issued and expect to issue will result in dilution to the then existing holders of our ordinary shares and will increase the number of ordinary shares in the public market. Sales of substantial numbers of such ordinary shares in the public market could adversely affect the market price of our ordinary shares.

Further, the issuance of Ordinary Shares pursuant to the Incentive Plan, approved by our Board of Directors on September 20, 2024, may further contribute to the dilution of the ownership held by our current shareholders, as the vested shares under the Incentive Plan can be substantially sold in the public market, and lead to an adverse effect on the market price of our Ordinary Shares.

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

We may face difficulties implementing our inorganic growth strategy, including not identifying suitable targets and in respect of integrating or performing the operations of the business we have acquired or expect to acquire in the future.

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

We may acquire businesses, patents or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances.

We plan to selectively partner, in-license or acquire key enabling technologies, patents and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We currently have one such licensing agreement with Arcadia Biosciences, Inc. for the commercialization in the United States of GLA, which expires at the end of 2024 and which we expect to be extended for one year. However, we may not be able to identify additional suitable targets or make acquisitions under satisfactory conditions, in particular on satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions in the context of existing operations.

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

If we do not have sufficient capacity to meet our customers’ demands and to satisfy increased demand, we will need to expand our operations, supply and manufacturing capabilities. However, there is risk in our ability to effectively scale production processes and effectively manage our supply chain requirements. As we continue to scale our production, we must accurately forecast demand for our products in order to ensure we have adequate available manufacturing capacity. We currently do not know what impact any current supply chain disruptions, including but not limited to labor shortages, consumer demand, challenges related to the war in Ukraine, challenges related to the conflict in Israel and Palestine, or export restrictions will have on our business. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) in order to meet the demand for our products, which could prevent us from meeting increased customer demand and harm our brand and our business and in some cases may result in penalties we must pay customers or distributors if we are unable to fulfill orders placed by them in a timely manner or at all.

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

We operate in a privately owned research facility in addition to third-party research facilities pursuant to lease and service agreements with private companies and research universities.

We conduct our research by means of lease and service agreements and contracts with universities and private companies. We cannot guarantee that these arrangements will be successful and yield the expected results, and that the engaged third parties will not make errors in their research activities or breach their obligations to us, which could result in substantial losses to us.

Our current operations depend in part on third-party agreements for necessary supplies in order to develop and scale our production and increase our stock of seed, feedstock, biomass or raw materials required for our product development.

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

Further, pursuant to the BIOX Soy Supply Agreement with Bioceres, we will pay for a premium in respect of HB4® soy. We may not be able to translate this cost relating to higher raw materials into end products, which would negatively impact our gross margins. Bioceres may be affected by negative weather factors that may impact their capacity to deliver soy to us. If Bioceres is unable to deliver soy to us pursuant to the BIOX Soy Supply Agreement, that could negatively impact our cash position. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Note issued to Bioceres Crop Solutions Corp.”

We are developing a customer base for our fermentation and molecular farming derived products, and our inability to expand such customer base could negatively impact our sales and profitability.

If customers do not perceive our product offerings to be of sufficient value, quality or innovation, or if we fail to offer innovative and relevant product offerings, and if we fail to develop a suitable pricing strategy, we may not be able to attract customers to purchase our products. We are focused on engineering plants to produce foreign molecules, such as oils or certain animal proteins. This is a technology that has not been widely introduced to the markets that we target and will require sufficient education to show the difference between our technology and other science-based food ingredients. In addition, our products could face difficulties in some jurisdictions due to regulatory requirements. If producers face challenges in adopting our products, if we are unable to adequately educate our customers and develop commercial relationships while emphasizing the difference in our technology, our sales and profitability may be negatively impacted.

We face significant competition and many of our competitors have substantially greater financial, technical and other resources than we do.

The science-based food ingredient market is highly competitive, and we face significant direct and indirect competition in several aspects of our business. Our main competitors are other molecular farming companies such as AlpineBio, Finally Foods, IngredientWerks Inc., Kyomei, Miruku Limited, Mooza Foods, NewMoo, PoLoPo Inc. among others; companies in the new food/alternative protein industry, for example Impossible Foods Inc, Paleo and Ginko Bioworks; and ingredient companies such as Givaudan Group, International Flavors & Fragrances, DSM - Firmenich and Novonesis (Chr. Hansen), among others. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology, and seed industries may result in even more resources being concentrated among a smaller number of our competitors.

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

We also anticipate increased competition in the future as new companies enter the market and new technologies become available, particularly in the area of molecular farming, genetic engineering, fermentation (synthetic biology) and vertical farming. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors that are more effective or that enable our competitors to develop and commercialize products more quickly or with lower expense than we are able to. If for any reason our technology becomes obsolete or uneconomical relative to our competitors’ technologies, this would threaten or limit our ability to generate revenues from the commercialization of our products.

To compete effectively, we must introduce and improve existing and new products that achieve market acceptance and improve the output of our technology.

In order to become competitive and generate revenue, we must improve our existing products, as well as introduce new products from our pipeline of product candidates and prove that our technology is economically feasible and accepted. If we fail to anticipate or respond to technological developments, market requirements, or consumer preferences, or if we incur significant delays in developing and introducing products, we may not be able to generate revenue.

Development of successful agricultural products using molecular farming and precision fermentation technologies requires significant levels of investment in R&D, including laboratory, greenhouse and field testing, to demonstrate product effectiveness and can take several years or more. We must commit significant resources and may incur obligations (such as royalty obligations or milestone fees) to develop new products before knowing whether our investments will result in products the market will accept and without knowing the levels of revenue, if any, that may be derived from these products.

Development of new or improved products involve risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

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

Accordingly, if we experience any significant delays in the development or introduction of new products or if our new products do not achieve market acceptance, our business, operating results and financial condition would be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Development Timeline and Process.”

Collaboration agreements we may seek to enter into with third parties may not be accomplished or successful.

We may seek to enter into collaboration arrangements with third parties for the development or commercialization of our products, such as the Bunge Collaboration Agreement. We will face, to the extent that we decide to enter collaboration arrangements, significant competition in seeking appropriate partners. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. Further, we cannot guarantee that such collaboration agreements will be renewed on commercially acceptable terms. We may not be successful in our efforts to establish and implement collaboration or other alternative arrangements should we so chose to enter such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us. Any collaboration/marketing/wholesale/research agreements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

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

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, we will need to make seed production decisions well in advance of product sales. The process that we may use to produce oil and concentrate and isolate proteins is based on technologies currently being used in the industry. We have access to a pilot plant where the wet-concentration process for protein recovery is being validated. Our ability to accurately forecast supply can be adversely affected by several factors outside of our control, including unexpected challenges in the process, changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product revenue, damage our reputation in the market and adversely affect relationships. Any product surplus we have on hand may negatively impact cash flows, reduce the quality of our inventory and ultimately result in write-offs of inventory. While we estimate that the potential size of our target markets for our products is significant, that estimate has not been independently verified and is based on certain assumptions that may not prove to be accurate. Our ability to accurately forecast demand is dependent on the timing of customer decisions, qualification cycles, and other factors outside of our control. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for our products and therefore adversely impact our future business prospects, results of operation and financial condition.

Our products are subject to specific measures with regard to their maintenance in storage and have a shelf life that could not be suitable to our operations or satisfactory with market expectations.

Our products are subject to specific measures with regard to their maintenance in storage, particularly GLASO. The final product is stored in sealed plastic bags to prevent changes in moisture that can lead to the acceleration of oxidation, formation of lumps, alterations of the characteristics of the product. Sealed bags also prevent the powder from any contact with insects or odors, and delay oxidation. The temperature should be kept below a specific temperature to prevent microbial growth and oxidation. Direct sunlight in the storage environment should be avoided. Brown paper bags with a plastic layer inside are advised since they prevent the isolates from light. A change in any of these conditions may affect the shelf life and the properties of the product significantly, which may consequently adversely affect our business. See “Item 4. Information on the Company—B. Business Overview—Our Segments and Key Products.”

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

Consumers may not understand the nature of our technologies, which consist of the nuclear stable transformation of a crop or microorganism to express an oil or an animal protein within the protein bodies of the seed or microorganism for the product to consist in an ingredient containing not only the engineered protein but the plant or host protein as well. Consumers may also not understand the scientific distinction between our molecular farming products and other plant-based protein or science-based food ingredients products. As a result, they may transfer negative perceptions and attitudes regarding our products. A lack of understanding of our technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about genetic engineering or GMOs by claiming that plant or yeast products developed using biotechnology are unsafe for consumption or their use poses a risk of causing damage to the environment, or creates legal, social and ethical dilemmas. The commercial success of our products may be adversely affected by such claims, even if unsubstantiated. In addition, opponents of biotechnology have vandalized the farmers’ fields where biotech seeds were planted and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of our farmers, our field-testing sites or our research, production or other facilities, could adversely affect our sales and our costs.

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

There are currently many competitors in the plant-based protein market. For our molecular farming products expressing animal proteins, we expect to be the first to produce and commercialize an ingredient containing both animal and plant proteins coming from a single source for the food market. There is a risk that our products will not be as in demand as more traditional plant-based proteins or lab grown meat. A change in preferences for our products could reduce our sales or our market share and could harm our business and financial condition.

Consumer preferences for our products are difficult to predict and may change, and if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing, and distribution of science-based food ingredients. Consumer demand could change based on a number of factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients, and shifts in preference for various product attributes. If consumer demand for our products decreases, our business and financial condition would suffer. In addition, sales of science-based ingredients are subject to evolving consumer preferences to which we may not be able to accurately predict or respond. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including economic factors, social trends such as more sustainable and healthy approaches. Views towards healthy eating and plant-based products are trendy in nature, with constantly changing consumer perceptions, however utilizing animal-proteins within plants has not been introduced into the market.

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

In addition, we rely on early testing and research, including laboratory research, greenhouse activities and field trials, to demonstrate the efficacy of product candidates that we develop and evaluate. Field trials allow us to test product candidates in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. Successful completion of early testing is critical to the success of our product development and scale-up efforts. Field trials for event selection and field trials for gathering regulatory information in 2024 in three different locations in the United States. If our ongoing or future testing is unsuccessful or produces inconsistent results or unanticipated adverse effects on the agronomic performance of our crops, or if the testing does not produce reliable data, our product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. Further, in order to support our commercialization efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, we cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful.

If our genetically engineered plants or strains do not express and produce a sufficient yield of an animal protein, target function, or any animal protein at all, we may not be able to market our products in a timely manner or successfully compete, or operate our business.

We rely heavily on research and development of our products. We are focused on engineering plants to produce within them foreign molecules, such as oils or certain animal proteins. This process requires significant research and testing in order to have a product that produces a sufficient amount of the oil or animal protein in order to be commercially viable. If the tests of our products do not yield a sufficient amount of the oil or animal protein within the plant, we may be required to begin the research and development process anew for certain products or spend a significant amount of time and resources in order to achieve the targeted outcome.

Our research and testing to produce the expected result of oil or animal protein yields within our molecular farmed plants can also be affected by laboratory conditions, adverse climate conditions during planting and harvesting, or other conditions whereby the expected yield of oil or animal proteins within the plant are not what we would expect. Such conditions may delay our ability to take our products to market or require additional time within our research and development stage in order to prepare a viable product. Such delays may have an adverse effect on our business and operations.

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

Our brand has limited awareness among the general public, which could affect our ability to sell our products.

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

Further, we compete against other large, well-capitalized food and ingredients companies who have significantly more resources than we do. Therefore, we may have limited success, or none at all, in increasing awareness and reputation of our brand.

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

We are increasingly dependent upon third-party information technology systems to operate our business. These systems may contain confidential information (including personal data, trade secrets or other intellectual property, or proprietary business information). The nature of digital systems, both internally and externally, makes them potentially vulnerable to disruption or damage from human error and/or security breaches, which include, but are not limited to, ransomware, data theft, denial of service attacks, sabotage, industrial espionage, cyberattacks or cyber-intrusions and computer viruses. Further, the risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. This risk may be further enhanced as the techniques and tools used in cyber-attacks have evolved rapidly and now use advanced automation and artificial intelligence. Any of such events may be difficult to detect, and once detected, their impact may be difficult to assess and address.

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

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the continuous implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism war telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. This risk may be further enhanced as the techniques and tools used in cyber-attacks have evolved rapidly and now use advanced automation and artificial intelligence. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, phishing attacks, social engineering and other means to affect service reliability. If any such event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, the further development of our product candidates could be delayed, which could adversely affect our business, financial condition, and operating results, and could negatively impact our share price.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and noncompliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C.§201, the U.S. Travel Act, the USA PATRIOT Act, Argentine Law No. 27,401, as amended, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party collaborators, joint venture and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries, including those that are known to present a high corruption risk such as India, China, and Latin American countries. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export licenses, reputational harm, adverse media coverage, and other negative consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

Disruptions in the global economy, including high rates of inflation, the armed conflict in Israel and Palestine, the war in Ukraine and the impact of pandemics, epidemics or disease outbreaks may adversely affect our business, results of operations and financial condition.

The global economy has been negatively impacted by a variety of factors such as global high rates of inflation, economic crises including recessions and uncertainty regarding protracted U.S. federal debt ceiling negotiations, actual or threatened war, terrorist activity, political unrest, civil strife, the spread or fear of spread of contagious diseases in locations where our products are sold, man-made or natural disasters, and other geopolitical uncertainty. These economic conditions can arise suddenly and the full impact of such conditions can be difficult to predict. As a result, we may experience price volatility and increases and supply disruptions, among other consequences. In addition, geopolitical and domestic political developments, such as existing and potential trade wars and other events beyond our control, such as the armed conflict in Israel and Palestine, in addition to the Ukraine, and a possible escalation of such conflicts or contagion to neighboring regions, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets.

In addition, the upcoming U.S. presidential elections may introduce significant uncertainties in the global economy. Political transitions, including changes in leadership, may lead to shifts in regulatory and fiscal policies, trade agreements, and other economic factors. Additionally, the period leading up to and following the election may result in volatility in financial markets, currency fluctuations, and overall economic instability. Any substantial changes in U.S. foreign or domestic policies, including changes in trade agreements, tariffs, or international relations, may impact global economies, including the Argentine economy. While the outcome of the election remains uncertain, the potential for policy shifts that could affect the regulatory landscape and economic conditions creates risks that could negatively influence our financial results and future growth prospects.

Further, our Argentine operations could be affected by any general business restrictions imposed by the government due to its political and economic instability. These adverse and uncertain economic conditions may impact distributor, retailer, foodservice and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, distributors, customers and consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in federal economic policy and international trade disputes. A decrease in consumer discretionary spending may also result in consumers reducing the frequency and amount spent on plant-based food. Distributors and customers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing and future customers and our ability to attract new consumers, the financial condition of consumers and our ability to provide products that appeal to consumers at the right price. Decreases in demand for products without a corresponding decrease in costs would put downward pressure on margins and would negatively impact our financial results. Prolonged unfavorable economic conditions or uncertainty may adversely affect our sales and profitability and may result in consumers making changes to their discretionary spending behavior on a more long-lasting or even permanent basis.

Latin America has experienced, and may continue to experience, adverse economic or political conditions, including considerable economic uncertainty that may impact our business, financial condition and results of operations.

A major portion of our operations and/or development activities are based in Latin America. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Latin America.

Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. Additionally, economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of the ordinary shares and have a material adverse effect on our business, financial condition and results of operations.

Further, in Argentina, the fluctuation in currency exchange rates, the gap between the official and alternative exchange rates, and high inflation, along with the measures attempting to control inflation adopted by the Argentine government, caused a deepening recession (the GDP decreased 4.9% in the second quarter of 2023, 1.7% in 2019 and 6.2% in 2018), increasing unemployment and the failure of medium and small companies. In 2020, the Latin American general macroeconomic conditions were worsened as a result of the COVID-19 pandemic. In Argentina, the stay-home orders and businesses restrictions, along with the global recession contributed to deepening the recession further. According to INDEC, during the second quarter of 2020 the GDP decreased 19.1% interannual (what represents the highest decrease of the GDP in Argentine history) with a peak of 16.2% in the second quarter, and as of July 2020 the economic activity decreased 13.2% interannual. All these circumstances also provoked a significant increase in poverty, which, according to INDEC, as of December 2021 affected approximately 37.3% of the population. In order to contain the further deterioration of the currency exchange rate, the Argentine Central Bank sold its reserves, which decreased significantly. As of August 30, 2023, the Argentine Central Bank reserves amount to US$26.719 million. In addition, the Argentine government financed all economic assistance in connection with the COVID-19 pandemic with a heavy issuance of currency, which is also contributing to inflation, demand for U.S. dollars and devaluation of the Argentine Peso.

On October 23, 2023, general presidential elections took place in Argentina. The former Minister of Economy with the political party Union por la Patria, Sergio Massa, obtained 36.68% of the votes, while the new coalition La Libertad Avanza, led by Javier Milei, and Juntos por el Cambio received 29.98% and 23.83% of the votes, respectively.

On November 19, 2023, the second round (ballotage) of the presidential elections in Argentina took place, in which the ruling party Unión por la Patria, with former Minister of Economy Sergio Massa as its candidate, obtained 44.30% of the votes, and, in contrast, the party La Libertad Avanza, led by Javier Milei, obtained a result of 55.65% of the votes. Hence, on December 10, 2023, Javier Milei took office as the new President of the Argentine Republic for the next four years.

On December 20, 2023, Emergency Decree 70/2023 entitled “Bases for the Reconstruction of the Argentine Economy” (“Decree 70/2023”) was published in the Official Gazette, repealing and amending several laws. The most relevant measures contained in the Decree 70/2023 included the declaration of public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025, as well as measures ranging from the repeal of regulations on housing lease contracts, supply of basic necessities, commercialization of mass consumption products, to the modification of the corporate form of companies in which the State has a stake. Moreover, Decree 70/2023 contains 44 sections by means of which changes in the labor regulations in force are ordered. With respect to the latter, different precautionary measures, contained in actions for injunctive relief, have recently been admitted in order to temporarily suspend the effects of Decree 70/2023. All these precautionary measures, filed mainly by labor unions and different workers’ unions, have been appealed by the Government of Javier Milei. Currently, it is not possible to confirm what the outcome of these measures filed against Decree 70/2023 will be. In addition, Decree 70/2023 is still subject to a subsequent legislative control established in section 99, paragraph 3, of the National Constitution and in Law 26,122. According to the provisions of the latter, Decree 70/2023 will remain in force until it is rejected by both Chambers of Congress. On March 14, 2024, after failing to comply with the deadlines stipulated by Law 26,122 for the Permanent Bicameral Commission to consider Decree 70/2023, the Senate of the Nation opened special sessions in which it voted for the rejection of Decree 70/2023. Now, DNU 70/2023 awaits its treatment in the Chamber of Deputies of the Nation; in case the Chamber of Deputies votes for its rejection, it would lose its effectiveness.

Furthermore, on December 27, 2023, the Administration of President Javier Milei submitted to Congress an extensive bill entitled “Law of Bases and Starting Points for the Freedom of Argentines” (the “Bases Law”). Among the many issues dealt with in the draft of the Bases Law is a broad declaration of emergency and the delegation of legislative powers to the executive branch. In addition, the draft of the Bases Law proposes a general program of deregulation of commerce, services and industry throughout the national territory, as well as the privatization of companies under State control, such as the national airlines (Aerolineas Argentinas), the national train company (Trenes Argentinos), the national postal service (Correo Argentino) and companies engaged in strategic services such as banking, energy, water, among others. After six months of legislative work, on June 27, 2024, the Chamber of Deputies of the National Congress approved the final text of the Bases Law, finally passing the Bases Law.

On the same date, the National Congress approved Law No. 2774 on tax measures, including a moratorium and tax amnesty regimes and amendments to the Personal Assets Tax, Income Tax, and Special Regime for Small Taxpayers, among others (“Tax Package”). The aim of this bill is, among others, achieve the voluntary payment of taxes by taxpayers and responsible parties, who, if they join the regime, will obtain different benefits according to the type of adhesion and the type of debt they have.

On July 8, 2024, the executive branch issued Decrees No. 592 and 593, whereby it enacted the Bases Law along with the Tax Package.

The executive branch issued Decree No. 608 and 695 on July 12, 2024, and August 5, 2024, respectively, regulating certain rules of the Tax Package and the following four chapters of Title II of the Base Law: (i) Administrative Reorganization; (ii) Privatizations; (iii) Administrative Procedure; and (iv) Public Employment. Finally, on August 12, 2024, the executive branch published Decree No. 713 in the Official Gazette through which it moved forward with the regulation of Section of the Bases Law related to contracts and transactional agreements (including concessions).

The social, political and economic impact of the reforms and measures announced by the Argentine government to date, the consequences of the Bases Law and the Tax Package and the impact of future reforms and measures that may be proposed remain uncertain. The ambitious deregulation plan intended to be implemented through Decree 70/2023 and the Bases Law could affect our business, results, and financial condition.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP increased 1.8% in 2018 and 1.2% in 2019, followed by a decrease of 3.9% in 2020, and increases of 4.6% in 2021, 2.9% in 2022, 2.9% in 2023, presenting an increase of 3.7% as of the six-months period ended June 30, 2024. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

If the Latin American governments do not adopt reforms required to address structural changes, then the current economic conditions may be worsened, which could have an adverse effect on our financial condition and results of operations.

Economic and political developments in Argentina, including regulations and restrictions, inflation and government controls may adversely affect the economy and our financial condition and results of operations.

In recent years, Argentina has confronted significant market volatility, including numerous periods of low growth or stagnation, inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Further, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls. Therefore, the inflation rate in Argentina and the government’s intervention in the economy may adversely affect our business.

Further, according to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos), the Consumer Price Index increased 94.8% from January through August 2024, 211.4% in 2023, 94.8% in 2022, 50.9% in 2021, 36.1% in 2020, 53.8% in 2019, 47.6% in 2018 and 24.8% in 2017. If inflation remains high or continues to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

Following the October 2023 presidential and federal congressional elections, Javier Milei was elected President of Argentina, officially assuming office on December 10, 2023. Upon taking office, President Milei signed a decree to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. In December 2023, he also tabled a bill to the Argentine National Congress that focused on mass privatization, deregulating certain sectors, and easing labor market rules. The economic and political reforms announced by President Milei’s administration add to the uncertainty surrounding future government policies, which may adversely affect the Argentine economy, stock market prices, and our business, financial condition, and operational results. No assurances can be made as to the policies that may be implemented by the new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations.

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

The ability to grow our products may be negatively affected by adverse weather conditions, including windstorms, floods, drought and extreme temperature, which may be influenced and intensified by carbon dioxide and other greenhouse gases in the atmosphere. Unfavorable growing conditions and natural disasters can reduce both crop size and crop quality, and in extreme cases may cause us to lose entire harvests in some geographic areas. If such weather conditions and climate change negatively affects agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as our soy and pea plants, among others. Due to climate change, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact manufacturing operations. In addition, the ability to grow our products may be negatively affected by adverse weather conditions, including windstorms, floods, drought and extreme temperatures. Negative effects on agricultural productivity caused by climate change in the locations where we operate may lead to adverse long-term impacts on our business and results of operations.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and harvest seasons and are expected to result in highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. As we increase the variety of products sold within our current markets, and expand into new markets in different geographies, the seasonality of our business may change. Therefore, our business may be more seasonal or experience seasonality in different periods than anticipated.

Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. As a result, our operating results may vary substantially from year to year and quarter to quarter beyond the regular seasonal patterns’ predictions.

Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our commercial technology or products and the fiscal or quarterly budget cycles of our direct customers, distributors, licensees and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year.

Risks Related to Our Intellectual Property

Agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could lead to a loss of competitive advantage, and adversely affect our technology and business.

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

We or our customers may infringe intellectual property unknowingly and unintentionally affect our reputation and our future plans for our products and competitiveness.

As the agricultural biotech industry continues to develop, we, our customers, collaborators or licensees may become party to, or be threatened with, litigation or other proceedings regarding intellectual property or proprietary rights in our technology and processes. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made in respect of the intellectual property rights we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our customers, collaborators or licensees would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our customers, collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

If we or one of our collaborators or licensees are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators or licensees from developing or commercializing products that incorporate our technology.

Our ability to generate significant revenues from our products depends on our joint ventures’ and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property rights and other rights of any third parties.

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed seed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made in respect of the intellectual property rights we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

Risks Relating to Laws and Regulation

The regulatory environment in the United States for our current and potential future products is evolving and may change in the future, negatively impacting the speed and cost to launch our potential future products.

Changes in applicable regulatory requirements could result in a substantial increase in the time and costs associated with developing our products and negatively impact our operating results. While the USDA and FDA currently have petition processes that we have initiated, these processes and the manner in which the USDA and FDA interpret their regulations may change in the future, negatively impacting the speed and cost with which we launch our potential future products. We cannot predict whether advocacy groups will challenge existing regulations and USDA or FDA determinations or whether the USDA or FDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modify regulations in a way that will subject our products to more burdensome standards, thereby substantially increasing the time and costs associated with developing our product candidates. While we do not have any USDA-APHIS petitions pending, we may submit petitions in the future.

The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty over how our products will be regulated.

The regulatory environment around genetic engineering of plants, particularly in our case which majorly includes the addition of animal-proteins without the use of animals, to create food ingredients is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified crops and foods, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, and which may encapsulate our products. To the extent regulatory frameworks outside of the United States are not receptive to our genetic engineered technologies, this may limit our ability to expand into other global markets.

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

We are an early-stage global company, operating in several jurisdictions and we may omit any labor or civil registration law due to lack of qualified personnel.

As we are an early-stage developing company operating in several jurisdictions, we may have difficulties facing compliance, including with respect to labor and other regulatory matters in these jurisdictions, due to not having qualified personnel to address such issue.

Risks Relating to the Company

We will incur increased costs as a result of operating as a public company whose shares are listed on the Nasdaq, and our management will devote substantial time to new compliance initiatives.

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

Certain Key Shareholders acquired the Ordinary Shares at prices ranging from US$0.00 per share to US$7.63 per share, and the Sponsor acquired the Private Warrants for a purchase price of US$1.00 per warrant. By comparison, the offering price to public shareholders in the SPAC’s initial public offering was US$10.00 per unit, which consisted of one share and one-half of one warrant. Accordingly, certain Key Shareholders may realize a positive rate of return on the sale of their shares even if the market price of Ordinary Share is below $10.00 per share. For example, based on the closing price of our Ordinary Shares as of October 29, 2024, which was US$0.8752, (i) UGVL may experience profit of US$0.45 per share, or approximately US$6.6 million in the aggregate for selling the 14,770,276 Ordinary Shares it holds, (ii) Bioceres Crop Solutions Corp. may experience a weighted average loss of US$0.74 per share, or approximately US$1.0 million in the aggregate for selling the 1,391,250 Ordinary Shares it holds, (iii) our Chief Financial Officer may experience a weighted average profit of US$0.88 per share, or approximately US$0.2 million in the aggregate for selling the 232,523 Ordinary Shares he holds, (iv) UG Holdings, LLC may experience a weighted average profit of US$0.88 per share, or approximately US$0.3 million in the aggregate for selling the 390,000 Ordinary Shares it holds and (v) Theo may experience a weighted average profit of US$0.26 per share, or approximately US$3.1 million in the aggregate for selling the 11,852,695 Ordinary Shares it holds.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market, which may result in restrictions to our listing and trading volume.

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

If our Ordinary Shares become subject to the penny stock rules, it may be more difficult to sell our Ordinary Shares.

Companies listed on Nasdaq are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days, pursuant to the NASDAQ Listing Rule 5450(a)(1). In 2024, for certain consecutive periods between July and August, the bid price of our Ordinary Shares closed below the minimum $1.00 per share requirement for continued listing. On September 16, 2024, we received a notification letter dated September 10, 2024, from Nasdaq notifying us that (i) the minimum bid price per share was below $1.00 for a period of 30 consecutive business days and that we did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1).

In accordance with Nasdaq Listing Rule 5810-2(B)(i), Nasdaq provided us with 180 calendar days, or until March 10, 2025, to regain compliance with the minimum bid price requirement. If at any time during this period, the closing bid price per share is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide us with a written confirmation of compliance with Nasdaq Listing Rule 5450(a)(1) and the matter will be closed.

We cannot ensure you that we will be able to comply with the minimum closing bid price requirements for continued listing on the Nasdaq Capital Market in the future. Further, if our Ordinary Shares are delisted from Nasdaq, our securities would likely trade in the over-the-counter market. If our securities were to trade on the over-the-counter market, selling our Ordinary Shares could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our Ordinary Shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our Ordinary Shares, further limiting the liquidity of our Ordinary Shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our Ordinary Shares. Such delisting from the Nasdaq and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

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

Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately US$127,765,000. However, we will only receive such proceeds if all Warrant holders fully exercise their warrants. The exercise price of our warrants is US$11.50 per share, subject to customary adjustment. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of October 29, 2024, the closing price of our Ordinary Shares was US$0.8752 per share. Warrant holders may exercise the warrants on a cashless basis at our option in accordance with the Warrant Amendment. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease.

A market for our securities may not continue, which would adversely affect the liquidity and price of our Ordinary Shares and Warrants.

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

Risks Relating to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer

As a “foreign private issuer,” we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must disclose. This may limit the information available to holders of the Ordinary Shares and may pose additional risks and less regulatory protection for our shareholders in comparison to domestic issuers.

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

As there is no treaty in force on the reciprocal recognition and enforcement of judgments in civil and commercial matters between the United States and the Grand Duchy of Luxembourg, courts in the Grand Duchy of Luxembourg will not automatically recognize and enforce a final judgment rendered by a U.S. court. However, a party who received such favorable judgment in a U.S. Court may initiate enforcement proceedings in the Grand Duchy of Luxembourg (exequatur) by requesting the recognition and enforcement of the U.S. judgment by the District Court (Tribunal d’Arrondissement) pursuant to article 678 of the New Luxembourg Code of Civil Procedure. The District Court will authorize the enforcement in Luxembourg of the U.S. judgment if it is satisfied that all of the following conditions are met:

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

Our corporate affairs are governed by our articles of association and the laws of the Grand Duchy of Luxembourg, including the 1915 Law. The rights of our shareholders and the responsibilities of our directors and officers under Luxembourg law are different from those applicable to a corporation incorporated in the United States. For example, under Delaware law, the board of directors of a Delaware corporation bears the ultimate responsibility for managing the business and affairs of a corporation. In discharging this function, directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. Luxembourg law imposes a duty on directors of a Luxembourg company to: (i) act in good faith with a view to the best interests of a company; and (ii) exercise the care, diligence, and skill that a reasonably prudent person would exercise in a similar position and under comparable circumstances. Additionally, under Delaware law, a shareholder may bring a derivative action on behalf of a company to enforce a company’s rights. Under Luxembourg law, the board of directors has sole authority to decide whether to initiate legal action to enforce a company’s rights (other than, in certain circumstances, an action against members of our Board, which may be initiated by the general meeting of the shareholders, or, subject to certain conditions, by minority shareholders holding together at least 10% of the voting rights in the company). Further, under Luxembourg law, there may be less publicly available information about us than is regularly published by or about U.S. issuers. In addition, Luxembourg laws governing the securities of Luxembourg companies may not be as extensive as those in effect in the United States, and Luxembourg laws and regulations in respect of corporate governance matters might not be as protective of minority shareholders as are state corporation laws in the United States. Therefore, our shareholders may have more difficulty in protecting their interests in connection with actions taken by our directors, officers or principal shareholders than they would as shareholders of a corporation incorporated in the United States. As a result of these differences, our shareholders may have more difficulty protecting their interests than they would as shareholders of a U.S. issuer.

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

U.S. Tax Risk Factors

We believe we likely were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending June 30, 2024, and may be classified as a PFIC for our current taxable year or future taxable years which could subject U.S. holders of the Ordinary Shares could be subject to adverse U.S. federal income tax consequences.

To the extent we constitute a PFIC within the meaning of Section 1297 of the Code for any taxable year during which a U.S. holder (as defined under “U.S. Federal Income Tax Considerations”) holds Ordinary Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. holder. The PFIC status of a company depends on the composition of such company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. We believe we likely were a PFIC for our taxable year ending June 30, 2024, and may be classified as a PFIC in the current taxable year or in future taxable years. There can be no assurance that we will not be treated as a PFIC for any taxable year.

If we were treated as a PFIC, a U.S. holder of the Ordinary Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. Certain elections (including a qualified electing fund (“QEF”) or a mark-to-market election) may be available to U.S. holders of the Ordinary Shares to mitigate some of the adverse tax consequences resulting from the PFIC treatment. However, there is no assurance that we will provide the information necessary for a U.S. holder to make a QEF election with respect to the U.S. holder’s Ordinary Shares. U.S. holders should consult their own tax advisors regarding the likely application of the PFIC rules and should read the discussion below under “U.S. Federal Income Tax Considerations––Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Overview

We are a science-based ingredient company, and we believe we are pioneers in the use of molecular farming technology for developing ingredients for food, pet food, animal feed and dietary supplements. Our mission is to create unique food ingredients by engineering plants with science and technology. Our purpose is to redefine the way we produce animal proteins for the good of the planet. Our technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Our technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Our product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops, like soy, pea, and safflower. We have an industrial and commercial R&D capability to complement our molecular farming technology. We also have a growing international patent portfolio (25, both granted and pending) for our technology. We have a diverse team of PhDs and food insiders, and operates in the United States, Europe, and South America. Molecular farming can be defined as the technology used to genetically modify plants to produce valuable biological substances. Molecular farming utilizes plants as natural bioreactors to grow and harvest these substances. Molecular farming therefore differs from other genetic engineering applications such as metabolic engineering (where the expressed protein has a catalytic activity in plants and the value-added product is a particular metabolite) and agronomic engineering (where the expressed protein confers beneficial agronomic properties such as pest or disease resistance, stress tolerance, or increased yields). Molecular farming enables the synthesis of valuable biological substances in any seed crop, selecting each gene or molecule for its ability to add value. In the case of oils or proteins, that value could be measured in terms of a targeted functionality trait such as taste, texture, color or nutritional value. The resulting product can be used as ingredients in different applications such as food and feed, providing better-tasting, more functional, and affordable science-based ingredients. We believe that this technological platform has the ability to capitalize on science-based ingredients scale that extensive agriculture entails to achieve affordability and that it is also cost-efficient due to the fact that it leverages biology, using plants and their inputs — sun, water, and soil — as small factories. Plants are grown through traditional farming practices that result in economies of scale through high productivity volume production.

With the ingredients we develop, we expect to address mainly the global processed meat products ingredients markets, which we estimate to be an approximately US$30 billion market. Our business model focuses on R&D; manufacturing and farming.

Molecular farming is a technological platform that has the potential to combine, modify and enhance all sorts of crops with valuable biological substances, which could allow us to possibly consider other market opportunities. Such possible market opportunities include milk, egg, chicken, and fish replacements, or other industries such as alternative biomaterials, biocosmetics, pharmaceuticals, biofuels, among others.

We hold a growing international patent portfolio for our technologies, which is run by a diverse team of experts, such as Ph.Ds and food insiders who have a robust background in the traditional food and meat industries. Research, development and innovation are core elements of our business strategy, and we believe they represent a critical competitive advantage for us.

On April 24, 2023, we acquired ValoraSoy S.A. For more information see “—B. Business Overview—Significant Transactions—ValoraSoy Acquisition”.

We are supported by Nasdaq-listed Bioceres Crop Solutions Corp. (NASDAQ: BIOX), a fully integrated provider of crop productivity solutions enabling the transition to a carbon neutral agriculture, Theo I, a life sciences venture capital enterprise, and Union Group, a private equity management firm, as well as Insud, an Argentine-based life & science holding with business in the pharmaceutical, agricultural, forestry, biotech, cultural and renewable energy industries through its affiliates.

Our History

We were incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022, as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having our registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Our principal website address is www.moolecscience.com and our Investor Relations website address is ir.moolecscience.com. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC. We do not incorporate the information contained on, or accessible through, our websites into this annual report on form 20-F, and you should not consider it a part of this annual report.

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

On April 24, 2023, we completed the acquisition of ValoraSoy Food Ingredients from the sellers in accordance with the share purchase agreement. ValoraSoy Food Ingredients specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 15 countries on 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients from the sellers, and ValoraSoy Food Ingredients became our wholly owned subsidiary for total aggregate consideration of US$2.6 million, in a combination of cash and equity. For more information see “—B. Business Overview—Significant Transactions—ValoraSoy Acquisition”.

Our Strengths and Competitive Positioning

Environmental Advantages. Our goal is to promote a sustainable business model. Plants are highly efficient metabolic factories which operate mainly on sunlight and carbon dioxide. With regards to molecular farming and producing oils and protein, if plants are used to make the oil or protein of choice, instead of a bioreactor and tanks in labs, there will be no need to use another source of energy in the process. The technology has the potential to become carbon-fixing instead of carbon emitting. Moreover, molecular farming allows for sustainable water handling and can benefit from ag-space sustainable technologies, techniques and approaches, such as regenerative agriculture, due to the compatibility of the spaces. It also allows raw material and product traceability from farm-to-market and a cleaner label approach for food producers, ingredients and manufacturers. Further, molecular farming will allow us to produce the traditional co-products that the market is used to obtain from crops (such as sugars, fiber, and oil) promoting a circular production and business model, which has the potential to reduce waste generation. We believe that this technology provides us with a competitive advantage when compared to the traditional oil and protein industry, by developing products in a way that will appeal to the environmentally conscious consumer and providing food with animal proteins, including their functionalities and characteristics, without the negative impact of greenhouse gas emissions.

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

Industrial Shift. The food and feed industry are going through a significant global ingredient shift and we are following this change. This shift is driven mainly by five main pillars, which are supply chain, cost, compliance, operations, sustainability and innovation, as follows:

●	The weaknesses and vulnerabilities in supply chains have been highlighted by droughts, trade-sanctions, trade-wars, livestock diseases, health epidemics, political instability, armed conflicts, such as in Israel and Palestine, and war in a major food exporting country, the Ukraine. When coupled with the increasing demand for local foods, this instability has led companies to reconsider their importing strategy. Moreover, certain ingredients have been difficult to source. Specifically, several animal-derived ingredients including milk-protein, pork and chicken have been difficult to procure due to a lack of exportable volumes (e.g., export ban of pork or chicken due to swine fever or bird flu, respectively).

●	The price of many essential ingredients such as milk-derivatives, pork and chicken derivatives have increased significantly which has put pressure on low-cost high-volume markets in developing countries. Due to the functionality and ease of use of these ingredients, they have been difficult to replace when the ingredient costs have been low. For example, considering that milk-derived protein prices have reached an all-time high, many food formulators/producers have serious incentives to try and replace part, if not all, of the ingredients in the final product. Assembled food products or food service offerings consisting of multiple protein sources like cheese sausages, cheeseburgers, pastas, bakery products provide ample space for partial replacement of certain high-cost ingredients.

●	Compliance requirements have increased the complexity of food production and its related supply chain. The pressure to responsibly source certain ingredients is leading to a reduction of use of that specific ingredient whenever possible to limit the exposure to a market prone to shortages in volumes.

●	The safety of certain food products is increasingly making daily operations complex due to the stricter control of cross-contamination of specific product claims (e.g., organic, allergen-free, cruelty-free, GMO-free, etc.). This means that certain production lines are moving to a system in which it can either process all of the above, or to a line in which it is not allowed to process specific ingredients in order to maintain the “free-from” status.

●	Pressure for innovation to solve certain problems related to the previous pillars or demand-related issues is also generating opportunities for plant-based proteins. Due to increased routes into higher volume applications of the traditional plant-proteins, other ingredient suppliers have been developing a wider plant-based offering to find applications that other plant-based proteins have failed due to technical or marketing concerns.

We believe that by addressing the main concerns with supply chain issues, price, sustainability and food safety concerns, our innovative molecular farming technology puts us at an advantage when compared to the traditional ingredient industry and other alternative technologies. We will not be subject to certain of the risks caused by supply chain issues, sourcing compliance, or rising cost of ingredients as our products would also use the native oils or proteins from the plant. Our technology also addresses the current challenges faced by the traditional food ingredient and meat industries.

Taste and Texture. Alternatives to animal-derived foods are edging closer to their targets whilst being acceptable to consumers who buy plant-based alternatives with conviction. We are committed to prioritizing the growth of this acceptance. To make a global impact on sustainability and health, wider adoption is needed which means that the mainstream consumer, which is not inherently attracted to plant-based alternatives, needs to be drawn in. The prerequisites for a successful product which can be marketed towards committed vegans are significantly different than flexitarian/reducetarian consumers. As a consequence, the plant-based products need to be a convincing alternative to the traditional animal-based product in order to help a group of people to reduce their reliance on animal-derived food. We believe that if the animal-alternatives can survive for one or two generations, then a gradual shift can start taking place where the food systems are nudged towards products which are perhaps less like meat but offer significant nutritional, cost and sustainability advantages over the initial generations of meat alternatives. If successful, the introduction of animal proteins into plants could help increase the functionality of the bulk of the animal-alternative recipes which are based on plants and seeds. These animal proteins have very specific functions in food where they determine texture and overall behavior in application. In terms of taste, the industry has come a long way in boosting or replacing animal-based flavors with plant or microbial derived ingredients. Using animal-inspired proteins and fats, we can also come closer to developing the tastes more associated with the traditional animal-based products.

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

Industry Overview

We believe that consumer awareness of the perceived negative health, environmental and animal-welfare impacts of animal-based meat consumption has resulted in a surge in demand for new science-based protein alternatives. A key analogy for both the approach to and the scale of our opportunity is the strategy by which the plant-based industry captured significant market share.

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

In recent years and months, the food industry has experienced several major global events which have significantly disrupted the global supply chain. Beyond the conflict in Ukraine, this includes several years of swine and avian flu in Europe, the current trade conflicts between the United States and China, health epidemics and other outbreaks, such as Mpox and COVID-19, severe climate events and drought in significant agricultural locations and the current labor shortage. The relatively low cost of food, of which consumers have grown accustomed, requires production scale and efficient supply. These developments and continuing pressure on the price of food and food products has reinforced the dependence on the global food supply chain. For example, food recipes have frequently become complex so that if one ingredient cannot be sourced, the whole production line is unable to produce. Due to strict labeling laws worldwide, replacement ingredients cannot always be used, which can cause major problems which have been exacerbated by the aforementioned global events.

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

In recent years, the general acceptance of GMOs has increased. The most common GMO crops include soy, maize, cotton, canola, and alfalfa. In addition, several genetically modified organisms have been approved by the EU commission recently. Since GMOs were first approved for commercial use and planted in United States soil in 1996, their production has rapidly increased; helping to make farming methods significantly more efficient and productive.

Recent Developments

Collaboration Agreement with Bunge

On August 6, 2024, Moolec Science Limited SE, our Argentine branch, entered into a collaboration agreement (the “Bunge Collaboration Agreement”) with Bunge Argentina SA (“Bunge”), a subsidiary of Bunge Global SA. The Bungee Collaboration Agreement aims to develop new safflower varieties designed to improve productivity for specific applications, such as biofuels.

Takeover Offers

We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company’s securities, during the last or current financial year.

B. Business Overview

Significant Transactions

ValoraSoy Acquisition

On April 24, 2023, we completed the acquisition of ValoraSoy Food Ingredients from the sellers in accordance with the share purchase agreement. ValoraSoy Food Ingredients specializes in the production of textured soy proteins and has a long history providing high-quality products and customized solutions to clients in more than 15 countries on 3 different continents. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients from the sellers, and ValoraSoy Food Ingredients became our wholly owned subsidiary for total aggregate consideration of US$2.6 million, in a combination of cash and equity. We expect that the ValoraSoy Acquisition will help to accelerate our growth in the food ingredients industry by expanding our commercial network with a top-notch sales team and complementing our molecular farming Platform with industrial capacity and downstream operations, in addition to adding a highly experienced team of professionals.

Insud

On May 24, 2022, we formed Microo Food Ingredients as a joint arrangement with Insud, a global company focused on innovation, sustainability and developing in different industries such as pharma, agribusiness and renewable energy, through its affiliate INVIM Corporativo S.L. Microo Food Ingredients plans to use yeast, fungi and other microorganisms to produce animal-free ingredients that are expected to complement our molecular farming and plant-based pipeline and enable us to have a unique set of science-based food ingredients formulations, as well as commercial relationships with food ingredient companies, manufacturers and customers in order to promote of our molecular farming products. The new products that may result from Microo Food Ingredients are expected to represent an upgrade in nutritional value and functionality in different applications. We expect that combining our respective technological platforms may improve our R&D, since this partnership is expected to permit us to accelerate our scientific research and developments, as well as develop a robust IP portfolio.

Pursuant to the binding contribution memorandum of understanding, Insud has agreed to contribute to us their interest in Microo Food Ingredients. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Note issued to Insud.”

Bioceres S.A. and Bioceres

We were founded in 2020 as a spin-off from a privately owned entity, Bioceres S.A., which provided us with a scientific team and certain intellectual property. In 2021, Bioceres transferred to us the GLA patents, as well as the trademarks relating to this technology.

Customers and Contracts

As a result of the ValoraSoy Acquisition, we have entered into contracts with customers with clients in more than 14 countries on 3 different continents. Pursuant to these agreements, we sold 7,763 tons of products for the year ended June 30, 2024, of which 61% correspond to textured soy proteins, and the remainder to soybean oil and other byproducts.

Offtake Agreement

On July 15, 2024, we entered into an offtake agreement (the “Offtake Agreement”) with a leading global consumer packaged goods and pet food company for the use of our GLA Safflower Oil product, GLASO™. The Offtake Agreement has a term of three years and outlines commercial conditions for the delivery of 50 tons of GLASO™ to the US market in 2025. In connection to the Offtake Agreement, we have entered into partnerships with farmers for safflower cultivation and an industrial partner for downstream processing, ensuring a controlled and traceable supply chain for GLASO™.

Our Segments and Key Products

The table below sets forth our pipeline. Our products are projects in various stages of R&D and are not yet available to consumers. We currently have multiple projects in development which will require us to confirm discovery, transformation, development and selection stages, prior to moving from R&D to operations.

Product	Category	Description	Market
TSP Valorasoy™	Meat Analogue	Textured soy protein products obtained by using various extrusion processes to produce vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products.	Traditional/alternative/cultivated meats, and non-meat products
GLASO™	Nutritional Oil	A safflower oil with high levels of gamma-linolenic acid (GLA) (up to 60% of total oil content). Our technology allows a high concentration of GLA that can be up to three times as concentrated when compared with other standard sources of GLA such as borage oil and evening primrose oil, whose concentrations vary between 20-22% and 9-12%, respectively.	Dietary supplements, nutritional beverages and pet food (1)
Piggy Sooy™ (SOOY1)	Meat Replacement	Moolec Science’s patented soybean platform engineered to produce high levels of porcine myoglobin in soybean seeds. Expression levels reached over 20% of total soluble protein. Our technology allows the enhancement of organoleptic properties and nutrition in traditional processed meat products, as well as pet food and animal feed applications, by using a more sustainable and affordable approach when compared to traditional animal protein production.	Traditional/ alternative/ cultivated meats, and non-meat products, processed meat products, petfood and animal feed applications

Product	Category	Description	Market
PEEA1	Meat Replacement	Pea platform engineered to produce high levels of bovine myoglobin in pea seeds. Our technology allows the enhancement in nutritional values when compared to traditional animal protein production, such as significant enrichment of iron content.	Meat replacement, meat alternatives and nutritional/ functional and end-to consumer foods
SPC2	Food Ingredient	Plant-based chymosin. Chymosin is a key ingredient for the clotting step in cheese production. Our technology allows Chymosin to be produced in Safflower seeds turning this semi-arid crop into a bioreactor for industrial enzymes.	Food, dairy (cheese industry)
YEEA1	Nutritional Supplement or Food Ingredient	An extract derived from a novel yeast biomass with specific properties. The technology allows for replacement of specific animal-derived nutritional supplements and targets a market which might have religious, lifestyle or moral objections to the current products in the market. A secondary application is being studied where the same extract is used as a base for savory flavor generation.	Nutritional supplement, food fortification, natural savory flavors

Notes:-

(1)	As of the date of this annual report on form 20-F, the FDA has approved the GLA-containing safflower seed oil as a new ingredient in dietary supplements, nutritional beverages, and medicinal foods for humans. The FDA has also approved the use of the seed oil as an ingredient in dog and cat food and the use of the seed meal in cattle and poultry feeds.

Development Timeline and Process

The projects included in our product portfolio described above are each in different stages of product development. In order to commercialize our products and for them to enter into markets, it is necessary for our products to go through multiple stages of development, including research and development where we aim to locate proteins of interest found in traditional animal foods that can be effectively and efficiently expressed within a plant or a microorganism, the development of a successful prototype, further research and testing to ensure that the prototype can be efficiently scaled-up, production of the product and finally commercialization of the product. The stages of development for our products consist of the following:

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

TSP Valorasoy™ is currently being produced. GLASO™ is at the product launch stage, whereby we have begun the industrial processing and commercial campaigning of the product in May 2024, with plans to accelerate these efforts in the upcoming months. Our meat replacement products are transitioning from the first developmental stages of research to advanced stages, having soybeans concluded field trials with plans to expand efficacy trials in the upcoming season.

We believe, based on available market research, that our serviceable obtainable market could reach US$30 billion. In order to address this demand, we must complete the necessary development activities in order to meet the planned commercial launches indicated above. However, delays may occur as a result of the development process. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Operations—If our genetically engineered plants or strains do not express and produce a sufficient yield of an animal protein, or any animal protein at all, we may not be able to market our products in a timely manner or successfully compete, or operate our business.”

Sales and Marketing

As our product and focus on molecular farming may not be familiar to many potential consumers, we will be required to educate potential customers and consumers about our products and brand, respond quickly to concerns and consult on food trends. As we develop and grow our brand, we expect to expand our sales and marketing team in the future by adding dedicated personnel to service new institutional and retail customers. In the future we may also add sales representatives to expand our sales efforts to the extent necessary.

Competition

We have recognized two clusters of competitors.

The first category includes other molecular farming companies which are working on similar proteins in similar or different production systems. In this category, our main competitors are AlpineBio, Finally Foods, IngredientWerks Inc., Kyomei, Miruku Limited, Mooza Foods, NewMoo, PoLoPo Inc., among others.

The the second category includes companies competing with traditional animal-based versions of our products or companies making traditional alternatives, proteins/oils and commodities to target the same market. These companies classify as competitors in the loosest sense as they are more likely to be potential customers or future users of the technology being developed. Givaudan Group, International Flavors & Fragrances, DSM - Firmenich and Novonesis (Chr. Hansen) could be named, as examples, among others.

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

To date, we have identified and sought patent protection in our capacity as either title holder or exclusive licensee for over 3 patents linked to our food ingredients, nutritional supplements and meat replacements technology such as: (i) chymosin produced in safflower; (ii) GLA produced in safflower; (iii) plant-based porcine and bovine proteins embedded within the matrix of native soy proteins to enhance meat products in terms of taste, color and nutritional values and the molecular farming platform that enables production; (iv) plant-based animal myofibrillar proteins to enhance meat products in terms of taste, texture and nutritional values; (v) methods for producing recombinant animal proteins within yeast; and (vi) compositions and applications of novel microorganisms to improve the taste and nutritional properties of foods.

These technologies are currently protected through our 19 patents and 12 current patent applications as owner and or as exclusive licensee. Further, 41.4% of our patents are proprietary while 65.6% of the patents listed below have been licensed from third parties. In addition, we own 31 trademarks across five jurisdictions.

On April 23, 2024 and April 30, 2024, we were granted two patents in the United States for our SPC2 product, which is produced using our safflower molecular farming technology. These patents, secured through our US subsidiary AG Biomolecules LLC, grants exclusivity for the use of SPC2 technology through 2041. Our patents cover the DNA vectors used to transform the safflower plant and the specific DNA sequences necessary for detecting the transgenic event. While the US patents have been granted, a parallel patent application is currently pending in Argentina, a strategic region for our safflower initiatives.

Research and Development

Our R&D activities are directed toward the ability to find proteins of interest that are found in traditional animal foods and express the desired proteins in a host plant or microorganism and to test technical development of plant varieties, among others. We undertake our R&D activities through service agreements with institutions that specialize in the research and development of technologies to increase crop yields, gene expression and biotechnology.

Service agreements with third parties

The table below shows the service agreements to which we are a party and through which we develop our R&D activities. These agreements are identified in more detail below the table.

Counterparty Name	Effective Date	Termination Date
Agidea SRL	September 2024	2025(1)
Agidea USA LLC	April 2024	April 2025
Bennett Ag Research Co.	April 2024	April 2025
Buckeye Ag Testing	April 2024	April 2025
Bunge Argentina S.A.	August 2024	2027(1)

Notes:-

(1)	According to workplans.

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

Regulation of Plant Biotechnology Products

United States

Our main focus is the United States market. In the United States, the main agencies with responsibility for regulation of plant biotechnology products are the USDA -APHIS.

On September 23, 2024, USDA-APHIS issued a Regulatory Status Review with the conclusion that our PEEA1 pea meat replacement product pose no greater plant pest risk than non-genetically engineered pea plants according to regulation 7 CFR part 340. Accordingly, we are no longer required to obtain USDA-APHIS permits for importation, interstate movement, and environmental release of GE pea plants.

On April 19, 2024, USDA-APHIS issued a Regulatory Status Review with the conclusion that our soybean Piggy Sooy™ pose no greater plant pest risk than non-genetically engineered soybean plants according to regulation 7 CFR part 340. Accordingly, we are no longer required to obtain USDA-APHIS permits for importation, interstate movement, and environmental release of GE soybean plants.

On March 31, 2023, USDA-APHIS issued a Regulatory Status Review with the conclusion that our GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation 7 CFR part 340. Accordingly, we are no longer required to obtain USDA-APHIS permits for importation, interstate movement, and environmental release of GE plants. Our GLASO™ already has approvals from the FDA for its use as an ingredient in dietary supplements, an ingredient in nutritional beverages and medical foods, and as an ingredient in pet food. We also have FDA approval for use of the seed meal from GLA safflower plants in food for cattle and poultry.

Argentina

Our plants require approval under the Ministry of Agriculture, Livestock and Fisheries (“MAGP”), since we plan to produce our crops in both Argentina and the United States in order to have flexibility given the counter seasons of the two locations.

Currently we have permits from the MAGP for importation, movement and environmental release from some of our genetically modified plants. Our chymosin safflower has been fully approved by MAGP for release and production in Argentina and no further permits are required for its production. In addition, on September, 2024, we have submitted a dossier to MAGP to obtain processing approval for GLASO.

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

Among other things, the facilities where are products are grown in the United States may be required to register with the FDA and comply with regulatory schemes including the Food Safety Modernization Act. We would also be subject to state and local food and safety regulations in connection with the sale of our future products. We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations and other laws.

We moved forward in Piggy Sooy™’s regulatory pathway by having a new pre-submission meeting with the FDA. The US organization provided very constructive guidance for Moolec on the upcoming regulatory path and next steps for Piggy Sooy™.

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

Employees

As of June 30, 2024, we had 52 full-time and temporary employees located in the United States, Argentina, the Netherlands and the United Kingdom. We employ 11 Ph.Ds and other skilled scientists, biotechnologists and engineers for our team. Our work environment is focused on technology, as it is our corporate purpose. We have never experienced a labor-related work stoppage.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date hereof, we are not party to any legal proceeding.

C. Organizational Structure

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries and joint arrangements as of June 30, 2024:

Name	Jurisdiction of Incorporation	Ownership Interest	Voting Interest
Moolec Science Limited (1)	England	100%	100%
LightJump Acquisition Corporation	Delaware	100%	100%
Valorasoy S.A. (2)	Argentina	100%	100%
AG Biomolecules LLC	Delaware	100%	100%
Microo Foods Ingredients S.L. (3)	Spain	50%	50%

 Notes:-

(1)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

(2)	Acquired pursuant to the ValoraSoy Acquisition, which closed on April 24, 2023.

(3)	During December 2022, we agreed to participate in a joint arrangement with the 50% of participation of the newly created company named Microo Food Ingredients Sociedad Limitada. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Note issued to Insud.”

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of our operating results and financial condition. This discussion and analysis should be read together with our audited consolidated financial statements and related notes that are included elsewhere in this annual report. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or elsewhere in this annual report.

A. Operating Results

Factors Affecting our Operating Results

Our operating results have been influenced and will continue to be influenced by the factors discussed below.

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

Product Development

We have four ongoing projects which we expect to market and generate revenue in the future. TSP ValorasoyTM is currently being produced and commercialized. GLASOTM is at the product launch stage, whereby we have begun the industrial processing and, in May 2024, began marketing it, with plans to accelerate these efforts in the upcoming months. Our meat replacement products are transitioning from the first developmental stages of research to advanced stages, with the conclusion of field trials and plans of expansion of efficacy trials in the upcoming season. See “Item 4. Information on the Company—B. Business Overview—Research and Development”.

We have made significant progress in the research and development of our products, as well as in acquiring the necessary production facilities to scale-up production:

●	On September 23, 2024, USDA-APHIS concluded its Regulatory Status Review for our genetically engineered pea, PEEA1. The review determined that PEEA1, which accumulates bovine meat protein, does not pose an increased plant pest risk compared to non-engineered pea plants. Consequently, PEEA1 is not subject to the APHIS regulation governing the movement of genetically engineered organisms (7 CFR part 340). This represents the first-ever USDA-APHIS approval for genetically modified pea plants in history. See “Item 4. Information on the Company—B. Business Overview—Government Regulation.”

●	On April 18, 2024, USDA-APHIS concluded its Regulatory Status Review for our genetically engineered soybean, Piggy Sooy™. The review determined that Piggy Sooy™, which accumulates animal meat protein, does not pose an increased plant pest risk compared to non-engineered soybeans. Consequently, Piggy Sooy™ is not subject to the APHIS regulation governing the movement of genetically engineered organisms (7 CFR part 340). This represents the first-ever USDA-APHIS approval for plant-grown animal proteins. See “Item 4. Information on the Company—B. Business Overview—Government Regulation.”

●	On March 31, 2023, USDA-APHIS issued a Regulatory Status Review with the conclusion that our GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation 7 CFR part 340. We also have FDA approval for use of the seed meal from GLA safflower plants in food for cattle and poultry. See “Item 4. Information on the Company—B. Business Overview—Government Regulation.”

●	As a result of the closing of the ValoraSoy Acquisition in April 2023, we acquired a soy processing plant in Argentina which specializes in the production of textured soy proteins. Its products are manufactured using various extrusion processes obtaining as a result vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products. See “Item 4. Information on the Company—B. Business Overview—Significant Transactions—ValoraSoy Acquisition.”

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

Comparison of the Year Ended June 30, 2024 and the Year Ended June 30, 2023

The following table sets forth our historical operating results for the periods indicated:

	Consolidated Statements of Comprehensive Loss
	For the year ended June 30, 2024	For the year ended June 30, 2023	Change	Variation
	(in United States Dollars)			(%)
Continuing operations
Revenue	5,625,124	905,049	4,720,075	521.5
Cost of sales	(5,152,543)	(1,048,354)	(4,104,189)	391.5
Other income	495,468	—	495,468	n.s.
Research and development expense	(1,772,273)	(1,351,217)	(421,056)	31.2
Marketing expense	(643,060)	(256,421)	(386,639)	150.8
Administrative expense	(7,522,850)	(4,808,655)	(2,714,195)	56.4
Other operating expense	(72,717)	(94,207)	21,490	(22.8)
Loss from operations	(9,042,851)	(6,653,805)	(2,389,046)	35.9
Financial costs	(1,165,418)	(160,035)	(1,005,383)	628.2
Other financial results	1,868,964	1,030,525	838,439	81.4
Transaction expenses	—	(3,535,046)	3,535,046	(100)
Share based payment cost of listing shares	—	(42,705,061)	42,705,061	(100)
Gain / (loss) investment in associates	(19,940)	—	(19,940)	n.s.
Net loss before Income tax	(8,359,245)	(52,023,422)	43,664,177	(83.9)
Income tax benefit	1,046,985	234,542	812,443	346.4
Net loss for the year	(7,312,260)	(51,788,880)	44,476,620	(85.9)
Basic and diluted loss per share	(0.19)	(1.50)	1.31	(87.3)
Foreign exchange differences on translation of foreign operations	107,597	18,112	89,485	494.1
Total other comprehensive income	107,597	18,112	89,485	494.1
Total comprehensive loss for the year	(7,204,663)	(51,770,768)	44,566,105	(86.1)

Notes:-

“n.s.”: not significant.

Revenue

Revenue increased from US$905,049 for the year ended June 30, 2023 to US$5,625,124 for the year ended June 30, 2024. This increase was primarily due to the consolidation of two months of ValoraSoy’s revenue in the year ended June 30, 2023 compared to the consolidation of a full year of ValoraSoy’s revenue in the year ended June 30, 2024. Following the ValoraSoy Acquisition, we also recorded additional revenue from its existing customer agreements.

Cost of sales

Cost of sales increased from US$1,048,354 for the year ended June 30, 2023 to US$5,152,543 for the year ended June 30, 2024. This increase was primarily due to the consolidation of two months of ValoraSoy’s cost of sales in the year ended June 30, 2023 compared to the consolidation of a full year of ValoraSoy’s cost of sales in the year ended June 30, 2024. As a result of the ValoraSoy Acquisition, we acquired a processing plant that was used as an R&D center for product development and industrial process calibration of protein treatment.

Research and Development Expense

R&D expenses increased by US$421,056 or 31.2% from US$1,351,217 for the year ended June 30, 2023 to US$1,772,273 for the year ended June 30, 2024, primarily due to the varying stages and evolving nature of our ongoing projects, as well as a slight increase in payroll expenses, aligning with the successful implementation of our comprehensive business strategy.

Administrative Expense

Administrative expense increased by US$2,714,195 or 56.4% from US$4,808,655 for the year ended June 30, 2023 to US$7,522,850 for the year ended June 30, 2024, primarily due to non-cash items including amortization and depreciation charges, equity incentives and the consolidation of soy-protein ingredient business, in addition to expenses relating to professional and contractors’ fees.

Financial costs

Financial costs increased by US$1,005,383 from US$160,035 for the year ended June 30, 2023 to US$1,165,418 for the year ended June 30, 2024, due to interest expenses related to loans and convertible notes issued in the year ended June 30, 2023.

Other financial results

Other financial results increased by US$838,439 from US$1,030,525 for the year ended June 30, 2023 to US$1,868,964 for the year ended June 30, 2024, mainly due to the effect of the interest gains of US$693,025 and the gains generated by the application of IAS 29 in our subsidiary in Argentina for US$2,708,709, which were partially offset by the loss generated by the revaluation of our warrants for US$446,622 and a loss of exchange rate differences of US$2,036,704.

Transaction expenses

Transaction expenses amounted to US$3,535,046 for the year ended June 30, 2023, in connection with a one-time transaction related to the consummation of the Business Combination except for transaction expenses that were recognized in equity in accordance with IFRS-IASB. We did not record any transaction expenses for the year ended June 30, 2024.

Share based payment cost of listing shares

For the year ended June 30, 2024 we recorded a charge for the cost relating to the listing of shares of US$42,705,061, accounted as a share based payment in accordance with IFRS 2. We did not register any share based payment cost of listing shares for the year ended June 30, 2024.

Comparison of the Year Ended June 30, 2023 and the Year Ended June 30, 2022

Please refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2023.

B. Liquidity and Capital Resources

Overview

Our principal source of liquidity has been through shareholders funding, which has historically been sufficient to meet our working capital and capital expenditure requirements. As of June 30, 2024 and June 30, 2023, we had cash and cash equivalents of US$5,389,928 and US$2,527,673, respectively.

We believe that our current level of liquidity is adequate for our expected needs for the next twelve months. As a growing business, we may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategies to expand our business, or other investments or acquisitions we may decide to pursue. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity, debt or convertible securities or obtain credit facilities.

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

Consolidated Statements of Cash Flows

The table below illustrate our statement of cash flows for the periods indicated:

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
	(in United States Dollars)
Net cash used in operating activities	(9,328,268)	(7,511,353)	(1,885,979)
Net cash generated from/(used in) investing activities	134,865	(2,336,820)	—
Net cash generated from financing activities	11,711,350	11,281,661	2,000,000
Net increase in cash and cash equivalents	2,517,947	1,433,488	114,021
Cash and cash equivalents at the beginning of the year	2,527,673	1,081,808	980,527
Effect of exchange rate changes and inflation on cash and equivalents	344,308	12,377	(12,740)
Cash and cash equivalents at end of the year	5,389,928	2,527,673	1,081,808

Comparison of the Year Ended June 30, 2024 and the Year Ended June 30, 2023

Net cash used in operating activities

Net cash used in operating activities increased by US$1,816,915 from US$7,511,353 for the year ended June 30, 2023 to US$9,328,268 for the year ended June 30, 2024, primarily due to an increase in research and development, selling and administrative costs, and a reduction in our outstanding current accounts payable.

Net cash used from investing activities

Cash flows generated by investing activities increased by US$2,471,685 from cash flows used in investing activities of US$2,336,820 for the year ended June 30, 2023 to cash flows generated by investing activities of US$134,865 for the year ended June 30, 2024, primarily due to the net cash payment of US$1,930,883 acquired in respect of the ValoraSoy Acquisition in 2023. In addition, the ValoraSoy Acquisition included customer relationships which were recorded as an intangible asset.

Net cash generated from financing activities

Cash flows from financing activities increased by US$429,689 from US$11,281,661 for the year ended June 30, 2023 to US$11,711,350 for the year ended June 30, 2024, primarily due to the proceeds from issuance of convertible notes, which was partially offset by the proceeds relating to the issuance of share capital to UGVL, Theo and the SPAC public holders in the Business Combination in the year ended June 30, 2023.

Indebtedness

As of June 30, 2024, our total outstanding borrowings, including interest accrued, were US$14.7 million, which consists of US$2.7 million of current borrowings, and US$12.0 million of non-current borrowings, consisting of long-term loans and convertible notes.

As of June 30, 2024, our borrowings denominated in US dollars totaled US$13.2 million, which bear a fixed weighted average interest rate of 7.71%. Our borrowings denominated in pesos totaled US$1.5 that bear a fixed weighted average interest rate of 67.54%. Under IFRS-IASB accounting standards, due to the high levels of inflation, Argentina is considered a hyperinflationary economy since June 2018.

As of June 30, 2024, our total outstanding borrowings were unsecured.

Consideration of payment of acquisitions

ValoraSoy Acquisition

On April 24, 2023, we completed the acquisition of ValoraSoy from the sellers in accordance with the share purchase agreement. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy from the sellers, and ValoraSoy became our wholly owned subsidiary for total aggregate consideration of US$2.6 million, which we have paid for in a combination of cash and equity. For more information, see “Item 4. Information on the Company—B. Business Overview—Significant Transactions—ValoraSoy Acquisition.”

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

As of June 30, 2024, the following persons (with ages as of the date of this report) are members of our Board of Directors and senior management.

Our Executive Officers and Directors

Name	Age	Position
Gastón Paladini	43	Chief Executive Officer and Director
José López Lecube	41	Chief Financial Officer and Director
Amit Dhingra	53	Chief Science Officer
Henk Hoogenkamp	37	Chief Product Officer
Martín Salinas	42	Chief Technology Officer
Catalina Jones	38	Chief of Staff & Sustainability
Natalia Zang	48	Director
Kyle P. Bransfield	39	Director
Esteban Guillermo Corley	67	Director

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

Natalia Zang. Ms. Zang serves as one of our non-executive directors. Ms. Zang is a business leader with more than 25 years of experience in private equity, venture capital, biotech industries and corporate finance in Latin America, the U.S., Europe and Australia. Ms. Zang serves as a Bioceres Crop Solutions Corp. non-executive director and Chair of the Audit Committee. She is currently advisor of Gameto, a female-led biotech company and independent board member and chair of the audit committee of Moolec Science. Previously, Ms. Zang held C-level positions in several industries, including mining, retail and real estate. In late 2015, Ms. Zang joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for students and women entrepreneurs. Ms. Zang received a master’s degree in finance from the Universidad del CEMA and a bachelor’s degree in Business Administration from the Universidad Torcuato Di Tella.

Kyle P. Bransfield. Mr. Bransfield serves as one of our non-executive directors. Mr. Bransfield currently serves as the President, Chief Executive Officer and a director of Union Finance Corp. since its inception in 2021, and as the Chief Executive Officer and a director of Union Acquisition Corp. III since June 2020 and of Union Growth Capital since April 2021. He has also served as a director of Union Acquisition Corp. I since November 2017 and as its Chief Executive Officer from December 2017 until it completed its merger with Bioceres, Inc. in March 2019, and served as Chief Executive Officer and a director of Union Acquisition Corp. II since its inception until the closing of the business combination with Procaps Group S.A. Mr. Bransfield currently serves on the boards of Procaps Group S.A. and Bioceres Crop Solutions Corp., and sits on our audit and compensation committees in addition to committees of Procaps Group S.A. Mr. Bransfield is the Founder and CEO of Union Acquisition Group, a private and public markets investment firm. Prior to Union Acquisition Group, Mr. Bransfield was a Partner at Exos Technology Financial Partners where he established a SPAC Asset Management business through the formation of Exos SPAC Opportunities I and the Morgan Cree-Exos SPAC+ Fund. Prior to Exos, Mr. Bransfield was a Partner of Atlantic-Pacific Capital and led the firm’s global direct private placement and structured investment activities since 2015. Mr. Bransfield has over 13 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio of direct investments, served as an observer to several boards of directors, and fulfilled operating roles within portfolio companies. In 2006, Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel. Mr. Bransfield received a B.S. in Business Administration from American University.

Esteban Guillermo Corley. Mr. Corley serves as one of our non-executive directors. Mr. Corley is a Director of mAbxience Argentina (pharmADN), has over 30 years of work experience in the biopharmaceutical sector. His entire career has been dedicated to developing, manufacturing, and commercializing biosimilar pharmaceutical products to improve their accessibility and affordability. Throughout his professional career, he has co-founded several biotech companies in Argentina and contributed to fostering close collaborations between them and European biotech companies, highlighting the international reach of these biotech firms. Esteban has also worked for Argentina’s Ministry of Science and Technology as the director of an international cooperation program between the European Union and Mercosur countries. In 2007, Esteban co-founded pharmADN, a key member of the mAbxience group, which produces monoclonal antibodies. He is a member of the advisory committee of CABBIO (Argentine-Brazilian Biotechnology Center) and serves on the Board of Directors of Biotecsur, the Mercosur Biotechnology Platform. He is also part of the Argentine Biotechnology Chamber. Esteban holds a degree in Biological Sciences from the University of Buenos Aires and in Business Sciences from Austral University.

B. Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2024, for services in all capacities was US$1.5 million which includes restricted share units that may be settled in cash or shares, at our election. In addition, in the year ended June 30, 2024, we granted our directors and senior management options to purchase 100,000 of our Ordinary Shares.

2024 Omnibus Equity Incentive Plan

On September 20, 2024, our Board of Directors approved the 2024 Omnibus Equity Incentive Plan (the “Incentive Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the Incentive Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards is a number of Ordinary Shares equal to up to 13% of our issued and outstanding capital stock on a fully diluted basis. The Incentive Plan allows us to establish the terms and conditions of the equity awards granted thereunder. Previously, we had adopted the Moolec Limited Employee Share Plan as our share option plan, approved by our Board of Directors on December 20, 2023.

Option periods under the Incentive Plan shall not exceed ten years, unless the option period (other than in the case of an incentive share option) would expire at a time when trading in the Shares is prohibited by our securities trading policy or a self-imposed “blackout period,” in which case options period shall be extended automatically until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Internal Revenue Code of 1986).

Amount set aside for pension, retirement or similar benefits

We have not set aside or accrued any amount to provide pension, retirement or similar benefits for the fiscal year ended June 30, 2024.

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

Our Board of Directors has established an audit committee, a compensation committee and a nominating committee, each of which operates pursuant to written charters adopted by our Board of Directors on December 28, 2022. The Board of Directors may also establish other committees from time to time to assist our company and the Board. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s written charter is available on our website at ir.moolecscience.com/corporate-governance. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit Committee

As of the date of this report, our audit committee consists of Natalia Zang, Kyle P. Bransfield and Esteban Guillermo Corley, with Natalia Zang serving as the chair of the audit committee. Each of Natalia Zang, Kyle P. Bransfield and Esteban Guillermo Corley meets the applicable audit committee independence standards. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K.

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

Compensation Committee

As of the date of this report, our compensation committee consists of Natalia Zang and Kyle P. Bransfield, with Natalia Zang serving as the chair of the compensation committee. The members of our compensation committee were designated by our Board of Directors on May 31, 2024, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee.

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

Nominating Committee

Our nominating committee consists of Kyle Bransfield and Esteban Guillermo Corley, with Esteban Guillermo Corley serving as the chair of the nominating committee. The members of our nominating committee were designated by our Board of Directors on May 31, 2024, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership, including the heightened independence standards for members of a nominating committee.

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

Code of Ethics

Our Board of Directors adopted a Code of Ethics applicable to our directors, executive officers and team members and such Code of Ethics complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics is available on our Investor Relations website and has been signed by all of our directors, executive officers and team members.

D. Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2024	2023	2022
Management and administrative	14	11	3
Sales	2	3	—
OPEX and downstream	28	23	—
Research and development services	8	8	6
Total	52	45	9

As of June 30, 2024 and June 30, 2023, 88% and 89%, respectively, of our total employees were located in Argentina, 6% and 4% were located in the United States, 2% and 2% in the United Kingdom and the remaining 4% and 4% were located in other countries.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of June 30, 2024:

●	each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and Executive Officers; and

●	all of our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and awards (including options) issuable in connection with our Incentive Plan, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of October 30, 2024 pursuant to the exercise of warrants and awards (including options) issuable in connection with our Incentive Plan are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned
Gastón Paladini(1)(2)	2,980,423	7.7%
José López Lecube(3)(4)	491,303	1.3%
Amit Dhingra(5)(6)	122,766	* %
Henk Hoogenkamp(7)(8)	143,456	* %
Martin Salinas(9) (10)	184,232	* %
Catalina Jones(11) (12)	104,889	* %
Natalia Zang(13) (14)	66,423	* %
Kyle P. Bransfield(15) (16)	416,423	1.1%
Esteban Guillermo Corley(17)	—	* %
All directors and executive officers as a group (nine individuals)	4,509,918	11.4%
Five Percent or More Holders
THEO I SCSp(18)	11,852,695	30.8%
Bioceres Group PLC(19)(20)	12,453,523	32.4%
Union Group Ventures Limited	15,170,828	39.5%

Notes:-

*	Less than 1%.

1.	The business address of Mr. Paladini is Av. Jorge Newbery 8655, Country del Lago, lote 79, Rosario, CP2000, Santa Fe, Argentina.
2.	Includes ordinary shares held by The Biotech Company LLC, an entity controlled by Mr. Paladini and his spouse and includes 66,423 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 360,023 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.
3.	The business address of Mr. López Lecube is Los Talas 301 (Ex. Av V50 s/n), BC Talar del Lago 2, lote 438, General Pacheco, Tigre, B1617 Provincia de Buenos Aires, Argentina.
4.	Includes 73,927 unissued Ordinary Shares and 184,853 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 211,959 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.
5.	The business address of Mr. Dhingra is 4302 Whitwick Pl, College Station, Texas 77845, United States.
6.	Includes 39,980 unissued Ordinary Shares and 82,786 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 82,087 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.
7.	The business address of Mr. Hoogenkamp is Hoeveveld 24B, 6584GG, Molenhoek, The Netherlands.
8.	Includes 46,697 unissued Ordinary Shares and 96,786 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 124,768 vested and exercisable Restricted Stock Units, calculated using a 25-day VWAP.
9.	The business address of Mr. Salinas is La Tradición 3068, Funes, CP2132, Santa Fe, Argentina.
10.	Includes 59,972 unissued Ordinary Shares and 124,260 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 124,268 vested, unexercised and exercisable Restricted Stock Units, calculated using a 25-day VWAP.
11.	The business address of Ms. Jones is República de Italia 860, Adrogué, Almirante Brown, CP1846, Provincia de Buenos Aires, Argentina.
12.	Includes 22,127 unissued Ordinary Shares and 82,762 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. Does not include approximately 135,628 vested and exercisable Restricted Stock Units, calculated using a 2- day VWAP.
13.	The business address of Ms. Zang is Paseo de los Parques 6. Portal 4. 1d 28109 Alcobendas, Madrid, Spain.
14.	Represents 66,423 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan. This amount does not include any current share ownership.
15.	The business address of Mr. Bransfield is 714 Westview Ave Nashville, TN 37205, United States.
16.	Includes 350,000 ordinary shares held by UG Holdings LLC, an entity affiliated with Mr. Bransfield and includes 66,423 vested, unexercised and exercisable options pursuant to the Moolec Limited Employee Share Plan.
17.	The business address of Mr. Corley is Paraguay 1535, CP1061, Provincia de Buenos Aires, Argentina.
18.	Theo owns 80% of the issued and outstanding shares of BG Farming. Consequently, Theo may be deemed the beneficial owner of the Shares held by BG Farming and to share voting and dispositive control over such shares.
19.	Bioceres Group PLC owns 96.2% of the outstanding equity securities of Theo. Consequently, Bioceres Group PLC may be deemed the beneficial owner of the Ordinary Shares of which Theo is deemed the beneficial owner and to share voting and dispositive control over such shares.
20.	Includes 600,828 Ordinary Shares held by Bioceres Group PLC and the 11,852,695 Ordinary Shares held by Theo.

For more information on our ordinary shares and share options owned by individual Directors see “Item 6. Directors, Senior Management and Employees—B. Compensation—Remuneration of Directors and Senior Management—2024 Omnibus Equity Incentive Plan.”

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

●	On April 17, 2024, The Biotech Company LLC and Gastón Paladini filed a Schedule 13D reporting beneficial ownership of 2,914,000 Ordinary Shares, representing 7.8% of our share capital.

●	On April 10, 2024, Theo and Bioceres Group PLC filed a Schedule 13D/A reporting beneficial ownership of 12,453,523 Ordinary Shares, representing 33.2% of our share capital.

●	On January 9, 2023, Union Group Ventures Limited, Union Group International Holdings Limited and Juan José Sartori Piñeyro filed a Schedule 13D reporting beneficial ownership of 15,170,828 Ordinary Shares, representing 40.4% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and no major shareholder has different voting rights.

Securities Held in the Host Country

As of June 30, 2024, 38,440,602 Ordinary Shares were issued and outstanding, of which 9,459,816 Ordinary Shares, or 24.609%, were held by one record holder in the United States, Cede & Co.

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

Technology Access License Agreement with Bioceres Crop Solutions Corp.

On June 29, 2024, we entered into an exclusive technology access license agreement with Bioceres, pursuant to which Bioceres will grant us the right to use its HB4 technology for a period of 5 years in exchange for a license fee of US$1 million.

Convertible Note issued to Bioceres Crop Solutions Corp.

We entered into a note purchase agreement (the “Note Purchase Agreement”) and a HB4® soy supply agreement (the “BIOX Soy Supply Agreement”) with Bioceres. Under the BIOX Soy Supply Agreement, Bioceres supplied us with an amount of HB4® soy equivalent to US$9 million. In exchange, on September 17, 2024, we issued to Bioceres convertible notes in an aggregate principal amount equal to US$6.6 million, in relation to the value of the HB4 soy delivered by us (the “BIOX Convertible Notes”). Pursuant to the BIOX Soy Supply Agreement, starting in April 2025, we will have the option to request, in each quarter, additional deliveries of an amount of HB4® soy equivalent to US$1 million and will issue additional notes in connection with this option. Bioceres has engaged Generation HB4® farmers to source and deliver to us soybeans with a sustainability-linked premium, which are produced under regenerative agricultural practices, minimizing water, carbon and chemical footprints. The Generation HB4® program is an identity-preserving farming program that utilizes HB4® drought-tolerance technology to enable soybean-wheat crop rotations and improve agricultural sustainability.

The BIOX Convertible Notes will mature 36 months after they are issued by us and will include a “payment-in-kind” feature. If the trading price of our ordinary shares exceeds the strike price of US$6.00 per ordinary share for 10 trading days, Bioceres has the option to exercise the early conversion option pursuant to which the principal amount outstanding under the notes may be converted into our ordinary shares at the strike price. At maturity, we have the option to convert the principal amount outstanding under the BIOX Convertible Notes into ordinary shares. In connection with Bioceres’ early conversion option and our optional conversion at maturity, we may deliver ordinary shares, cash, or a combination of cash and ordinary shares. The signing of the definitive Note Purchase Agreement and BIOX Soy Supply Agreement is contingent on us having received an appraisal report from an independent auditor in respect of the value of the HB4 soy to be contributed by Bioceres to us pursuant to the BIOX Soy Supply Agreement.

Convertible Note issued to Insud

On October 15, 2023, we entered into agreements with Insud to issue a convertible note for an aggregate principal amount of approximately US$21 million (the “Insud Convertible Note”). The convertible note was issued against a cash payment of US$10 million. In connection with this, we entered into a binding contribution memorandum of understanding, pursuant to which Insud will contribute to us certain rights under an industrial services agreement and its interest in Microo Foods Ingredients. Upon the effectiveness of such contributions, we will increase the principal amount outstanding under the note by an amount equal to the value of the contributed assets. Valuation of the contribution will be confirmed by an independent statutory auditor (réviseur d’entreprises agréé) in accordance with article 420-27 of the 1915 Law.

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

The Board may resolve that we pay out an interim dividend to our shareholders, subject to the conditions of article 461-3 of the 1915 Law and our Articles. The Board of Directors shall set the amount and the date of payment of the interim dividend.

Any share premium, assimilated premium or other distributable reserve may be freely distributed to our shareholders subject to the provisions of the 1915 Law and our Articles. In case of a dividend payment, each shareholder is entitled to receive a dividend right pro rata according to his or her respective shareholding. The dividend entitlement lapses upon the expiration of a five-year prescription period from the date of the dividend distribution. Any unclaimed dividends shall return to our accounts.

B. Significant Changes

No significant change has occurred other than as described in this annual report on Form 20-F since the date of our most recent audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The Nasdaq Global Select Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of June 30, 2024, there were 38,440,602 Ordinary Shares outstanding and issued. There were also 11,109,987 warrants outstanding, each entitling the holder to purchase one Ordinary Share at an exercise price of US$11.50 per share. We are authorized to issue five hundred billion (500,000,000,000) Ordinary Shares, from which the shares already issued under the authorized capital shall be deducted.

B. Memorandum and Articles of Association

Registration Number

Our registration number with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) is B268440.

Objects

Our Articles state that the objects for which the Company is established are the acquisition, holding and disposal of interests in Luxembourg and/or in foreign companies and undertakings, as well as the administration, development and management of such interests. We may provide loans and financing in any other kind or form or grant guarantees or security in any other kind or form, for the benefit of the companies and undertakings forming part of the group of which we are a member. We may also invest in real estate, in intellectual property rights or any other movable or immovable assets in any kind or form. We may borrow in any kind or form and issue bonds, notes or any other debt instruments as well as warrants or other share subscription rights. In a general fashion, we may carry out any commercial, industrial or financial operation, which we may deem useful in the accomplishment and development of our objects.

Directors

Luxembourg law and our Articles restrict our directors’ power to take part of any deliberation or vote in respect of any contract or transaction in which they have a conflict of interest (as defined in our Articles), it being specified that the nature of the interest of any director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon, and that any such conflicted director shall not take part of any deliberation or vote on any such conflicting contract or transaction. There is no mandatory retirement age for our directors and our directors are not required to own our securities in order to serve as directors.

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

In addition, upon adopting our amended and restated Articles pursuant to the terms of the Business Combination, our shareholders authorized the Board of the Company to allocate our existing shares without consideration or to issue new shares (“Bonus Shares”) paid-up out of distributable reserves (i) to our employees or to certain classes of such employees; (ii) to employees of companies or economic interest groupings in which we hold directly or indirectly at least 50% of the share capital or of the voting rights; (iii) to employees of companies or economic interest groupings in which at least 50% of the share capital or of the voting rights are held, directly or indirectly, by a company holding itself, directly or indirectly, at 50% of our share capital; or (iv) to members of our corporate bodies or any of the other companies or economic interest groupings referred to under items (ii) to (iii) above, for a maximum period of five years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorization (such period restriction is only applicable in case of an allotment of newly issued shares). The preferential subscription right of existing shareholders is, through their authorization to the Board of the Company, automatically waived in case of issuance of Bonus Shares.

We recognize only one (1) holder per Ordinary Share. In case an Ordinary Share is owned by several persons, they shall appoint a single representative who shall represent them in respect of us. We have the right to suspend the exercise of all rights attached to that Ordinary Share, except for relevant information rights, until such representative has been appointed.

Upon the consummation of the Business Combination, a delegate of the Board of the Company, who was granted powers pursuant to resolutions of the Board of the Company, resolved on the issuance of Ordinary Shares out of the authorized capital to LightJump shareholders. When delegating such powers to the delegate, the Board also resolved on the applicable procedures and timelines to which such issuance was subjected. In the event a proposal of the Board to issue new Ordinary Shares exceeds the limits of our authorized share capital, the Board must then convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for the purpose of increasing the issued share capital. Such meeting will be subject to the quorum and majority requirements required for amending the articles of association, it being understood that the articles of association may be amended by a majority of at least two thirds (2/3) of the votes validly cast at such general meeting at which a quorum of more than half (1/2) of our share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of Luxembourg law and our Articles, which may deliberate regardless of the quorum and at which resolutions are adopted at a majority of at least two thirds (2/3) of the votes validly cast. Abstentions and nil votes shall not be taken into account. If the capital call proposed by the Board consists of an increase in the shareholders’ commitments, the Board must convene the shareholders to an extraordinary general meeting to be held in front of a Luxembourg notary for such purpose. Such meeting will be subject to the unanimous consent of the shareholders.

Preferential Subscription Rights

Under Luxembourg law and in accordance with our Articles, existing shareholders benefit from a preferential subscription right on the issuance of new Ordinary Shares for cash consideration. However, upon adopting our amended and restated Articles pursuant to the terms of the Business Combination, our shareholders have, in accordance with Luxembourg law, authorized the Board, within the our limits of authorized share capital and within a period of five years, to remove or limit any pre-emptive subscription rights of shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or linked to Ordinary Shares, bonds, notes or similar instruments issued by us), convertible bonds, notes or similar instruments and we can limit or suppress, subject to the quorum and majority for the amendment of the Articles, such pre-emptive subscription rights. Such Ordinary Shares may be issued above, at, or below market value, and, following a certain procedure, even below the accounting par value, if applicable, per Ordinary Share. New Ordinary Shares also may be issued by way of incorporation of available reserves, including share premium.

Share Repurchases

We cannot subscribe for our own Ordinary Shares.

We may, however, repurchase issued Ordinary Shares or have another person acting in his, her or its own name, but on our behalf, repurchase issued Ordinary Shares, subject to the following conditions:

(1)	prior authorization by a simple majority vote at an ordinary general meeting of shareholders, which authorization sets forth:

(a)	the terms and conditions of the proposed repurchase and in particular the maximum number of Ordinary Shares to be repurchased;

(b)	the duration of the period for which the authorization is given, which may not exceed five years; and

(c)	in the case of repurchase for consideration, the minimum and maximum consideration per share;

(2)	redemptions, including shares previously acquired by us and held by us in our portfolio and shares acquired by a person acting in his, her or its own name, but on our behalf, may not result in the net assets as shown in the annual accounts falling below the amount of the subscribed capital, increased by the reserves which Luxembourg law or the Articles do not permit to distribute;

(3)	only fully paid-up Ordinary Shares may be repurchased; and

(4)	the offer to repurchase must be made on the same terms to all shareholders in the same situation except for repurchases which have been unanimously decided by a general meeting at which all shareholders were present or represented; similarly, listed companies may purchase their own Ordinary Shares on the stock exchange without an offer to acquire having to be made to its shareholders.

On 29 December 2022, our shareholders have authorized the Board of Directors to repurchase, during a period of five years as from the date of such authorization, to repurchase a maximum of 5,000,000 Ordinary Shares at a price no lower than the nominal value of the shares and not higher than 110% of the volume weighted average price of the Ordinary Shares for the ten trading days preceding each individual acquisition.

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

Voting and Appointment of Directors

Voting Power

Each Ordinary Share entitles the holder thereof to one vote. Neither Luxembourg law nor our Articles contain any restrictions as to the voting of Ordinary Shares by non-Luxembourg residents. The 1915 Law distinguishes general meetings of shareholders and extraordinary general meetings of shareholders with respect to the quorum requirements and majority thresholds.

Pre-emptive or Other Rights

There are no sinking fund or redemption provisions applicable to our Ordinary Shares.

General Meetings

In accordance with the 1915 Law and our Articles, there is no quorum requirement at an ordinary general meeting and resolutions are adopted by a simple majority of validly cast votes of the shareholders present or represented for a given duly convened ordinary general meeting. Abstentions and nil votes are not taken into account.

Annual General Meetings

An annual general meeting of shareholders shall be held in the Grand Duchy of Luxembourg within six months of the end of the preceding financial year.

Extraordinary General Meetings

Extraordinary resolutions are required for any of the following matters, among others: (i) an increase or decrease of the authorized or issued capital (except if made by the Board of Directors under the authorized capital), (ii) a limitation or exclusion of pre-emptive rights (except if made by the Board of Directors under the authorized capital), (iii) approval of a statutory merger or de-merger (scission), (iv) our dissolution and liquidation, (v) any and all amendments to our Articles (except if made by the Board of Directors in accordance with our Articles), and (vi) change of nationality. Pursuant to the 1915 Law and our Articles, for any extraordinary resolutions to be considered at an extraordinary general meeting of shareholders, the quorum shall be at least half (1/2) of our issued share capital at a first duly convened meeting, unless otherwise mandatorily required by law. If the said quorum is not reached, a second meeting may be convened, for which the 1915 Law and our Articles do not prescribe a quorum. Any extraordinary resolution shall be adopted at a quorate general meeting, except otherwise provided by law, by at least a two-thirds (2/3) majority of the votes validly cast at such meeting by shareholders. Abstentions and nil votes are not taken into account.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed.

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

D. Exchange Controls

There are no exchange controls laws or currency regulations in the Grand Duchy of Luxembourg that would set out restrictions on our activities.

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

Taxation of the Company

We are subject to Luxembourg tax on its worldwide profits at the current combined ordinary rate of 24.94% for Luxembourg City, including the 17% corporate income tax, a 6.75% municipal business tax (rate in the municipality of Luxembourg City in 2024) and a solidarity surcharge (together the “Income Tax”).

In principle, dividends and capital gains realized by us are fully subject to Income Tax in Luxembourg.

However, provided the conditions of the Luxembourg participation exemption regime are met, dividends distributed by our subsidiaries or capital gains realized by us upon the disposal of shares in its subsidiaries are not taxable in Luxembourg.

Luxembourg net wealth tax (“NWT”) will be due annually by us at the rate of 0.5% on its total net asset value below or equal to € 500 million. The tranche above € 500 million will be taxed at a rate of 0.05%. Net worth is assessed based on the unitary value (valeur unitaire), as determined on January 1 of each year. The unitary value is in principle calculated as the difference between (i) assets estimated at their fair market value (valeur estimée de réalisation), and (ii) debt liabilities.

Shareholdings qualifying for the Luxembourg participation exemption regime are excluded from the NWT basis provided that we hold a direct shareholding in a qualifying subsidiary representing at least 10% of the qualifying subsidiary’s share capital or having an acquisition cost (including both share capital and share premium) of at least €1.2 million; there is no minimum holding period requirement.

Companies for which the sum of fixed financial assets (i.e., financial assets notably including shares and loans, transferable securities and cash) exceeds 90% of their total balance sheet and € 350,000 are liable to a minimum annual NWT of € 4,815. Other companies are liable to a minimum progressive tax (in an amount up to € 32,100), depending on the total assets on their balance sheet.

Withholding taxation

Any dividend distributed by us to our shareholders will in principle be subject to a 15% withholding tax unless an exemption or a reduced treaty rate applies.

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

Taxation of Luxembourg residents

Holders who are Luxembourg resident individuals will generally be subject to income tax on income derived from the Ordinary Shares and warrants. Capital gains realized upon the disposal, sale or redemption of the Ordinary Shares and warrants by individual resident holders acting in the course of the management of their private wealth are in principle not subject to income tax (except if the gain has been realized within 6 months of the acquisition of the Ordinary Shares or warrants), to the extent they do not hold a participation of more than 10% in our share capital.

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

Sale or Other Disposition

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of the Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in the Ordinary Shares. Any gain or loss recognized by a U.S. holder on a sale, exchange, redemption or other taxable disposition of the Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale, exchange, redemption or other taxable disposition of the Ordinary Shares generally will be treated as U.S. source gain or loss. U.S. holders should consult their tax advisors as to the foreign tax credit implications of the sale, exchange, redemption of other taxable disposition of the Ordinary Shares.

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

Based on the composition of our income, we believe we likely were a PFIC for our taxable year ending June 30, 2024, and may be classified as a PFIC for our current taxable year or future taxable years. However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year. Further, we provide no assurances that we will make a determination as to our PFIC status in respect of any taxable year. The fair market value of our assets is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of our assets and income. Because we may value our goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that we are a PFIC with respect to any taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, market risk and fair value risk. For more information about market risks to which we are exposed, see Note 30 to our audited consolidated financial statements included elsewhere in this annual report.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2024. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2024, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the IASB and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment, management concluded that, as of June 30, 2024, our internal control over financial reporting is effective based on those criteria.

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

C. Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (“PwC”) has acted as our principal accountants for the years ended June 30, 2024 and 2023. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the years ended June 30, 2024 and 2023 totaled US$0.4 million and US$0.1 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, consents and comfort letters and any other audit services required for SEC or other regulatory filings. The aggregate fees billed by PwC for professional services rendered for audit-related services for the years ended June 30, 2024 and 2023 totaled US$0.2 million and US$0.1 million, respectively.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. PwC did not bill us for tax fees for the years ended June 30, 2024 and 2023.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2024 and 2023.

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended June 30, 2024, we did not purchase any of our Ordinary Shares. See “Item 10 Additional Information—B. Memorandum and Articles of Association—Share Repurchases.”

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance

See “—Item 6. Directors, Senior Management and Employees—C. Board Practices.”

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J. Insider Trading Policies

Our Board of Directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

K. Cybersecurity

As of the date of this report we have not adopted a formal cybersecurity policy, and we have not invested in a comprehensive set of processes for managing cybersecurity risk due to our relatively small size and limited resources. However, we have taken certain preliminary steps to manage cybersecurity risks such as utilizing commercially available anti-virus software on company computers, utilizing cloud-based systems and software offered by major global software and computer systems providers for company records and documents.

As of the date of this report we do not believe, or are not aware, of any existing or previous cybersecurity incident that has materially affected or are reasonably likely to materially affect our business, strategy, operations, or financial condition. However, we may in the future be materially adversely affected by a cybersecurity incident, such as a computer system failure, a computer system security breach, and as a result may be subject to ransomware, phishing attacks, or other malicious intrusions.

Cybersecurity Risk Governance

Our compliance officer is responsible for assessing and managing material risks from cybersecurity threats. Our compliance officer oversees our efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents.

Our Board of Directors has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. Our compliance officer reports to the Board of Directors on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the Board of Directors by our compliance officer. In the case of a material cybersecurity incident, our board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents. See “Risk Factors—We rely on information technology systems and any inadequacy, failure, interruption or security breaches of those systems may impair our ability to operate our business effectively” in this Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19. EXHIBITS

1.1*	Amended and Restated Articles of Association of the Company, dated as of May 23, 2024.
1.2**	Specimen Ordinary Share Certificate of Moolec Science SA (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
2.2**	Specimen Warrant Certificate of Moolec Science S.A. (included as Exhibit A to Exhibit 2.5).
2.3	Warrant Agreement, dated January 12, 2021, by and between LightJump Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.4	Subscription Agreement for Private Warrants by LightJump One Founders, LLC (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.5**	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between LightJump Acquisition Corporation, Moolec Science SA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
2.6*	Description of Registrant’s Securities: See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”
4.1#	Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.2#	First Amendment to the Business Combination Agreement, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on November 21, 2022).
4.3	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.4	Transaction Support Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, LightJump One Founders, LLC, Moolec Science Limited, Moolec Science SA and others (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.5	Registration Rights Agreement, dated as of January 12, 2021, by and between LightJump Acquisition Corporation and other investors (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
4.6**	Registration Right and Lock-Up Agreement, dated December 30, 2022, by and among, Moolec Science SA, LightJump One Founders, LLC, BG Farming Technologies Ltd., Union Group Ventures Ltd., Bioceres Crop Solutions Corp., THEO I SCSp, Serenity Traders LTD., UG Holdings, LLC, Robert M. Bennett and Jose López Lecube (incorporated by reference to Exhibit 4.6 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
4.7	Backstop Agreement (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.8**	Memorandum of Understanding on the Backstop Agreement, dated as of December 30, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA, UG Holdings, LLC, Union Group Ventures Limited, THEO I SCSp and LightJump One Founders, LLC (incorporated by reference to Exhibit 4.8 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
4.9	Amendment to Business Combination Marketing Agreement, dated June 14, 2022 between LightJump Acquisition Corporation and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to LightJump Acquisition Corporations’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
8.1	List of subsidiaries of Moolec Science SA, as of June 30, 2024: See “Item 4. Information on the Company—C. Organizational Structure.”
10.11**	Company Acceptance Letter, dated April 9, 2023, and Selling Shareholders Offer Letter, dated April 9, 2023, relating to the ValoraSoy SPA, between the Company and the Sellers (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K, File No. 001-41586).
12.1*	Rule 13a-14(a)/15d-14(a) – Section 302 - Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) – Section 302 - Certification of Chief Financial Officer
13.1*	18 U.S.C. SECTION 1350 – Section 906 - Certification of Chief Executive Officer
13.2*	18 U.S.C. SECTION 1350 – Section 906 - Certification of Chief Financial Officer
15.1*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Moolec Science SA’s consolidated financial statements
97*	Moolec Clawback Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Previously filed.
#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 30, 2024	MOOLEC SCIENCE SA

	By:	/s/ Gastón Paladini
		Name:	Gastón Paladini
		Title:	Chief Executive Officer

Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023, and 2022.

Moolec Science SA

Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023, and 2022.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Moolec Science SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Moolec Science SA and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive loss, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Price Waterhouse & Co. S.R.L.
/s/Sebastian Azagra
Sebastian Azagra
Partner
Rosario, Argentina
October 30, 2024

We have served as the Company's auditor since 2020

Moolec Science SA

Consolidated statements of comprehensive loss

for the years ended June 30, 2024, 2023, and 2022

In USD [$]

	Notes	For the year ended on June 30, 2024	For the year ended on June 30, 2023	For the year ended on June 30, 2022
Continuing operations
Revenue		5,625,124	905,049	-
Cost of sales	26	(5,152,543)	(1,048,354)	-
Other income		495,468	-	-
Research and development expense	25	(1,772,273)	(1,351,217)	(985,158)
Marketing expense		(643,060)	(256,421)	(105,060)
Administrative expense	24	(7,522,850)	(4,808,655)	(2,523,230)
Other operating expense	23	(72,717)	(94,207)	(38,985)
Loss from operations		(9,042,851)	(6,653,805)	(3,652,433)

Financial costs	22	(1,165,418)	(160,035)	(2,130)
Other financial results	22	1,868,964	1,030,525	(872,342)
Transaction expenses		-	(3,535,046)	-
Share based payment cost of listing shares		-	(42,705,061)	-
Gain / (loss) investment in associates		(19,940)	-	-
Net loss before Income tax		(8,359,245)	(52,023,422)	(4,526,905)

Income tax benefit	21	1,046,985	234,542	-
Net loss for the year		(7,312,260)	(51,788,880)	(4,526,905)
Basic and diluted loss per share	27	(0.19)	(1.50)	(0.15)

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange differences on translation of foreign operations		107,597	18,112	-
Total other comprehensive income		107,597	18,112	-

Total comprehensive loss for the year		(7,204,663)	(51,770,768)	(4,526,905)

The accompanying notes are an integral part of these consolidated financial statements.

Moolec Science SA

Consolidated statements of financial position

as of June 30, 2024 and 2023

In USD [$]

	Notes	As of June 30, 2024	As of June 30, 2023
ASSET
Non- current assets
Intangible assets	6	8,975,518	8,519,098
Fixed assets	7	1,172,144	1,142,082
Goodwill	8	262,532	251,440
Right-of-use of assets	9	443,212	43,806
Prepayments		36,015	-
Other receivables	10	10,149,079	8,763,027
Total non-current assets		21,038,500	18,719,453
Current assets
Cash and cash equivalents	11	5,389,928	2,527,673
Short-term investments	12	-	306,034
Trade receivables	13	471,500	361,097
Other receivables	10	1,010,539	1,330,177
Prepayments		596,938	341,107
Inventories	14	6,279,519	465,748
Total current assets		13,748,424	5,331,836
TOTAL ASSETS		34,786,924	24,051,289
LIABILITIES AND EQUITY
Equity
Share capital	15	385,641	375,641
Shares to be issued	15	3,068	3,068
Treasury shares	15	(1,232)	-
Share premium	15	69,159,382	66,996,982
Cost of own shares held	15	(303,768)	-
Cumulative translation adjustment		125,709	18,112
Equity settled share-based payment	16	3,382,343	1,335,253
Accumulated deficit		(65,935,383)	(58,623,123)
Total equity		6,815,760	10,105,933
Liabilities
Non-current liabilities
Accounts payable	17	7,600,000	-
Financial debt	19	11,703,708	99,046
Other liabilities	18	196,511	175,312
Lease liability	9	248,532	-
Deferred tax liability	21	72,096	1,071,807
Total non-current liabilities		19,820,847	1,346,165
Current liabilities
Accounts payable	17	3,414,686	7,479,614
Financial debt	19	2,555,683	2,546,243
Other liabilities	18	1,451,093	1,685,645
Warrant liabilities	20	555,500	887,689
Lease liability	9	173,355	-
Total current liabilities		8,150,317	12,599,191
TOTAL LIABILITIES		27,971,164	13,945,356
TOTAL LIABILITIES AND EQUITY		34,786,924	24,051,289

The accompanying notes are an integral part of these consolidated statements

Moolec Science SA

Consolidated statements of changes in equity

for the years ended June 30, 2024, 2023 and 2022

In USD [$]

	Share Capital					Cumulative	Equity settled share-
	Shares issued	Shares to be issued	Treasury Shares	Share Premium	Cost of own shares held	translation adjustment	based payment	Retained (deficit)	Total Equity

Balance as of June 30, 2021	310,000	-	-	7,290,000	-	-	-	(2,307,338)	5,292,662
Equity settled share-based payment	-	-	-	-	-	-	838,576	-	838,576
Total comprehensive (loss)	-	-	-	-	-	-	-	(4,526,905)	(4,526,905)

Balance as of June 30, 2022	310,000	-	-	7,290,000	-	-	838,576	(6,834,243)	1,604,333
Issue of share capital (Moolec Shares)	15,000	-	-	8,105,000	-	-	-	-	8,120,000
Issue of share capital (SAFE shares)	2,623	-	-	3,170,723	-	-	-	-	3,173,346
Issue of share capital (LightJump shares)	33,639	-	-	39,610,630	-	-	-	-	39,644,269
Issue of share capital (Backstop shares)	12,017	-	-	7,999,023	-	-	-	-	8,011,040
Issue of share capital	36	-	-	10,647	-	-	-	-	10,683
Equity settled share-based payment	2,326	2,427	-	593,684	-	-	496,677	-	1,095,114
Exchange differences on translation of foreign operations	-	-	-	-	-	18,112	-	-	18,112
Business combination	-	641	-	217,275	-	-	-	-	217,916
Net loss of the year	-	-	-	-	-	-	-	(51,788,880)	(51,788,880)

Balance as of June 30, 2023	375,641	3,068	-	66,996,982	-	18,112	1,335,253	(58,623,123)	10,105,933

Settlement with shareholders (addition of treasury shares - see note 15)	-	-	(1,232)	-	(303,768)	-	-	-	(305,000)
Issue of share capital (Nomura agreement) – (See note 15)	10,000	-	-	2,162,400	-	-	-	-	2,172,400
Equity settled share-based payment	-	-	-	-	-	-	2,047,090	-	2,047,090
Exchange differences on translation of foreign operations	-	-	-	-	-	107,597	-	-	107,597
Net loss of the year	-	-	-	-	-	-	-	(7,312,260)	(7,312,260)

Balance as of June 30, 2024	385,641	3,068	(1,232)	69,159,382	(303,768)	125,709	3,382,343	(65,935,383)	6,815,760

The accompanying notes are an integral part of these consolidated statements.

Moolec Science SA

Consolidated statements of cash flows

For the years ended June 30, 2024, 2023 and 2022

In USD [$]

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Cash flows from operating activities
Loss for the year	(7,312,260)	(51,788,880)	(4,526,905)
Adjustments to reconcile loss for the year to net cash flows
Income tax benefit	(1,046,985)	(234,542)	-
Amortization of intangible assets	713,374	94,517	-
Depreciation of fixed assets	177,155	27,505	1,699
Depreciation of right-of-use assets	123,632	-	-
Employee share-based payment	2,047,090	1,095,114	838,576
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	-	313,346	860,000
Share based payment cost of listing shares (non-cash item)	-	42,705,061	-
Financial income / (expenses)	(983,959)	(1,452,876)	14,472
Changes in working capital
Accounts receivable	(94,474)	(44,126)	-
Other receivables	367,560	(276,292)	-
Prepayments	(291,846)	(339,046)	(1,703)
Inventories	(5,793,226)	66,484	-
Accounts payable	2,502,486	1,485,151	926,711
Other liabilities	263,185	837,231	1,171
Net cash used in operating activities	(9,328,268)	(7,511,353)	(1,885,979)
Cash flows from investing activities
Acquisition of fixed assets	(158,283)	(14,824)	-
Cash paid for acquisition of ValoraSoy net of the cash acquired	-	(1,930,883)	-
Acquisition of intangible assets	-	(164,362)	-
Short term investment subscriptions	(144,514)	(2,572,783)	-
Short-term investments withdrawals	437,662	2,346,032	-
Net cash generated from / (used in) investing activities	134,865	(2,336,820)	-
Cash flows from financing activities
Proceeds from issuance of share capital to UGVL and Theo (Backstop)	-	8,011,040	-
Proceeds from issuance of share capital to SPAC public holders (Trust)	-	1,988,975	-
Proceeds from issuance of convertible notes	10,940,000	-	-
Proceeds from financial debts	2,591,780	2,171,830	-
Payment of loans	(2,512,486)	(876,769)	-
Payments of interest	(570,224)	(24,098)	-
Proceeds from the SAFE	-	-	2,000,000
Proceeds from issue of shares	2,172,400	10,683	-
Payments of lease liabilities	(105,120)	-	-
Deferred payment for acquisition of ValoraSoy	(500,000)	-	-
Settlement with shareholders (addition of treasury shares) (see note 15)	(305,000)	-	-
Net cash generated from financing activities	11,711,350	11,281,661	2,000,000
Net increase in cash and cash equivalents	2,517,947	1,433,488	114,021
Cash and cash equivalents at beginning of the year	2,527,673	1,081,808	980,527
Effect of exchange rate changes and inflation on cash and equivalents	344,308	12,377	(12,740)
Cash and cash equivalents at end of the year	5,389,928	2,527,673	1,081,808

	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Non-cash financing activities
Issue of share capital and Share premium of New Shareholders through other non-current receivables	-	8,120,000	-
Relief of SAFE financial liabilities through the issue of Share Capital and Share Premium	-	3,173,346	-
Capitalization of transaction expenses through Accounts payables	-	1,057,833	-
Net liabilities acquired through issuance of share capital	-	3,991,935	-
Acquisition of Business Combination trough deferred payment	-	488,430	-
Acquisition of Business Combination trough deferred payment in kind	-	217,916	-
Increase in Right-of-use asset recognition through an increase in Lease liabilities	(521,107)	-	-
Increase in Intangible asset recognition through Accounts payables	(1,000,000)	-	-

The accompanying notes are an integral part of these consolidated statements.

Moolec Science SA

Notes to the consolidated financial statements

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

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	1,931,112
Deferred Payment after 6 months	488,430
Payment in kind after 12 months	217,916
Total purchase consideration	$2,637,458

The assets and liabilities recognised as a result of the acquisition are as follows:

Fair Value
Cash and Banks	228
Accounts Receivable	316,972
Other Receivable	1,044,808
Inventory	532,231
Property, Plant, and Equipment	1,138,026
Intangible Assets	3,824,054
Right-of-use of assets	43,507
Accounts Payable	(1,384,980)
Current Financial Debt	(1,176,089)
Current Other Liabilities	(356,757)
Non-current Financial Debt	(119,464)
Non-current Other Liabilities	(177,367)
Deferred Tax Liability	(1,297,436)
Net identifiable assets acquired	$2,387,733
Goodwill recognized (i)	249,725
Net assets acquired	$2,637,458

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

Note 3.1. Basis of Presentation

These Consolidated Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements of the Group for the year end of June 30, 2024, 2023 and 2022 were authorized by the Board of Directors of Moolec Science SA on October 30, 2024.

Note 3.2. Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis.

The significant accounting policies set out in Note 3 have been applied in preparing the consolidated financial statements as of June 30, 2024 and 2023.

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

Note 3.3. Functional and presentation currency

Items included in the Consolidated Financial Statements are measured using the currency of the primary economic market in which the Company operates (“the functional currency”). These Consolidated Financial Statements are presented in US Dollars, which is Moolec Science SA’s functional currency.

The Group has applied IAS 29 for its subsidiary in Argentina IAS 29 “Financial reporting in hyperinflationary economies”, which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018.

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

The Argentine price index as of June 30, 2024, and 2023 was 6,351.7145 and 1,709.6115, respectively.

ValoraSoy has Argentine pesos as functional currency, which is a currency of a hyperinflationary economy, as explained above. Therefore, as from the acquisition of ValoraSoy, in April 2023, the Company has applied IAS 29. Comparative figures presented in the consolidated financial statements in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

Note 3.4. Use of estimates and judgements

The preparation of the Consolidated Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reporting amounts as presented in the Consolidated Financial Statements for all periods presented.

Estimates and underlying assumptions are reviewed on an ongoing basis. Refer to Note 3 – Summary of significant accounting policies for further discussion on accounting treatments applied in preparation of the financial results of the Group as of the reporting period in compliance with IFRS.

Note 3.5. Going concern

Management has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Group’s ability to continue as a going concern after the accompanying Consolidated Financial Statements are issued. The accompanying Consolidated Financial Statements have been prepared on a going concern basis. The Group concludes it will, for the next 12 months from the issuance of these Consolidated Financial Statements, be able to realize its assets and discharge its liabilities in the normal course of operations. The Company confirms the financial support of its main shareholders for a minimum period of twelve months from the date of these financial statements.

Note 4. Summary of significant accounting policies

Note 4.1. Basis of consolidation of subsidiary.

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

Intangibles corresponding to the subsidiary in Argentina are adjusted for inflation applying IAS 29 in accordance with note 3.3.

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

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections. Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

Management has made the estimates considering the cash flow projections projected. The key assumptions used are the following:

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

Intangible assets acquisitions from ValoraSoy were restated by applying the corresponding adjustment coefficients (as mentioned in Note 2.3) since the date of the business combination and are translated at the exchange rate at the closing date of the financial statements.

Software

Software licenses are valued at cost, restated as mentioned in Note 2.3, net of the corresponding accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets.

Licenses and Intellectual Property

Licenses acquired are recognized at cost, net of the corresponding accumulated amortization and impairment losses. Amortization is calculated on a straight-line basis over the estimated useful life of the intangible assets.

The useful lives of the intangible assets are:

Gamma Linolenic Acid (“GLA”)	22 years
SPC ® Technology	20 years
IP Rights HB4 Technology - BIOX	5 years
Customer relationship	20.5 years

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

Property, plant and equipment corresponding to our subsidiary in Argentina are adjusted for inflation applying IAS 29 in accordance with note 3.3.

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

The acquisitions related to a foreign operation is considered to be expressed in the functional currency of the foreign operation and are translated at the exchange rate at the reporting date.

Goodwill acquisition related to the acquisition of ValoraSoy are recorded at cost, restated by applying the corresponding adjustment coefficients (as mentioned in Note 2.3) since the date of the business combination and are translated at the exchange rate at the closing date of the financial statements.

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

Inventories corresponding to the subsidiary in Argentina are adjusted for inflation applying IAS 29 in accordance with note 3.3.

Note 4.7. Trade receivables and other receivables

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

Note 4.8. Prepayments

Prepayments are measured at cost.

Note 4.9. Leases and right-of-use of assets

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

Leases recognition

The Group assesses whether a contract is or contains a lease at inception of a contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease, and payments for these leases are presented in the statements of cash flows from operating activities.

If a contract is or contains a lease, a lease liability is recognized representing the present value of cash flows estimated to settle the contract, discounted using the discount rate implicit in the lease, or if that is not available, a discount rate which would be required if the underlying asset was acquired through a financing arrangement. The Company will also recognize a right-of-use assets that will generally be equal to the lease obligation at adoption. The right-of-use assets is subsequently amortized over the life of the contract.

The right-of-use assets are initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The lease liability is presented in the ‘Current/Non-current lease liability’ line and the right-of-use assets are presented in a single line in the consolidated balance sheet. In addition, the principal portion of the lease payments and the interest component are presented within financial activities and in the consolidated statements of cash flows.

Note 4.10. Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value in the consolidated statements of financial position.

Note 4.11. Share capital and reserves

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

Treasury shares and cost of own shares held

IAS 32 – Financial Instruments: Presentation (“IAS 32”) states that treasury shares must be deducted from equity and that no gain or loss shall be recognised on the purchase, sale, issue or cancellation of such shares. The Company elected to present their treasury shares as separate line items in the Consolidated statement of changes in equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity with an increase in cost of own shares and the resulting surplus or deficit (if any) on the transaction is presented within share premium.

Note 4.12. Share-based payment arrangements

Share-based compensation benefits are provided to certain key employees under the Company Compensation Plan. Under this agreement, some employees, members of the executive management team and Directors, as defined by the Board of Directors, were granted share options and restricted stock units (“RSU”) in return for their services to the Group.

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

When the options are exercised, the Company issues the shares to the employee, members to the executive team and/or Directors. The proceeds received, net of any directly attributable transaction costs, are credited directly to equity.

Where shares are forfeited due to a failure by the employee to satisfy the service conditions, any expenses previously recognised in relation to such shares are reversed with effect from the date of the forfeiture.

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

Note 4.13. Accounts payable and other liabilities

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

Note 4.14. Taxes

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

Note 4.15. Subsidiaries and joint arrangements

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

The subsidiaries and joint arrangements of the Company, of which their financial results have been included in the Consolidated Financial Statements, and in which the Company holds a majority of the voting rights or shares joint control as of June 30, 2024 are as follows:

Name	Principal activities	Country of incorporation and principal place of business	% Equity interest as of March 31, 2024
Moolec Science Limited (i)	Investment in subsidiaries	United Kingdom	100%
LightJump Acquisition Corporation	Investment in subsidiaries	USA	100%
ValoraSoy S.A.	Investment in subsidiaries	Argentina	100%
AG Biomolecules LLC (DE)	Investment in subsidiaries	USA	100%
Microo Foods Ingredients S.L.	Investment in joint arrangements	Spain	50%

(i)	Moolec Science Limited has a branch office in Argentina, Moolec Science Limited S.E.

Note 4.16. Financial instruments

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

Note 4.17.1. Financial assets

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

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the asset’s cash flows expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group does not transfer or retain substantially all risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its interest retained in the asset and an associated liability for the amounts to be paid. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a loan secured by the consideration received.

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

Note 4.17.2. Financial liabilities and equity instruments

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

Note 4.18. Loss per share

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

For the year ended on June 30, 2024, 2023 and 2022, Basic EPS and Diluted EPS are the same. Employee share-based payments are considered dilutive instruments properly included in the profit and loss account, however they do not impact in EPS diluted calculation because the Group has generated net loss to ordinary shareholders (See Note 27).

Note 4.19. Revenue

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

Revenue from sales is recognized when performance obligations are satisfied, usually when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

Typically, our average payment terms range from 15 to 40 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to our consolidated financial statements. Those payment terms do not contain a significant financing component.

Note 4.20. Other income

Other income corresponds to the results from the settlement in foreign currency of exports of our Argentinean subsidiary through purchase and sale operations with marketable securities acquired with settlement in foreign currency and sold with settlement in local currency. This mechanism is used up to the threshold specified by the rules for exports of specific grains and grain-derived-products.

Note 4.21. Expenses

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

Note 4.22. New and amended IFRS Standards that are effective for the current year.

a)	The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group

-	Amendment to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction.

-	International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12).

-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies.

-	Amendments to IAS 8 - Definition of Accounting Estimates.

These new standards and amendments did not have any material impact on the Group.

b)	The following new standards and amendments are not yet adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 1 - Non- current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendments to IAS 7 - Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.

These standards and amendments are not expected to have a material impact on the Group.

-	IFRS 18 - Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates Titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025

-	Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments. The amendments are effective for reporting periods beginning on or after 1 January 2026.

The Group is currently analyzing the potential impact of these new standards on our financial statements.

Note 4.23. Segment reporting

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

	For the year ended on June 30, 2024	For the year ended on June 30, 2023
Revenue (1)	5,625,124	905,049
Cost of sales (2)	(5,152,543)	(1,048,354)

(1)	Includes IAS 29 impact for a $305,210 decrease in revenues and $35,586 increase in revenues for the fiscal years 2024 and 2023, respectively.

(2)	Includes IAS 29 impact of $622,687 and $7,385 decrease in costs of sales for the fiscal years ended in 2024 and 2023, respectively

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to Moolec Science’s revenues.

Revenues breakdown:

The Company’s revenues arise from operations in Argentina. During the periods covered by these consolidated financial statements the Company had no revenues from customers attributed to the entity’s country of domicile.

Non-current assets other than financial instruments

Non-current assets other than financial instruments are located in the following countries:

	As of June 30, 2024	As of June 30, 2023
Luxembourg	1,262,532	251,440
United Kingdom	4,600,761	4,774,320
Argentina	4,673,592	4,930,666
United States	352,536	-
Total non-current assets other than financial instruments	$10,889,421	$9,956,426

Note 4.24. Business combinations

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

Note 4.25. Critical accounting judgements and estimates

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

Critical estimates

-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 3.3).

-	Impairment of intangible assets not yet available for use (Note 3.3).

Note 5. Comparative Information

The information disclosed for comparative purposes arises from the consolidated financial statements of Moolec Science SA as of June 30, 2023 and 2022.

Note 6. Intangible Assets

	Gamma Linolenic Acid (“GLA”) assets and licensing rights to Arachidonic Acid (“ARA”)	SPC® technology	IP rights HB4 Technology - BIOX	Customer relationship	Software License	Total Intangible Assets
As of June 30, 2022
Cost	3,000,000	1,598,930	-	-	-	4,598,930
Accumulated Amortization	-	-	-	-	-	-
Net book amount	$3,000,000	$1,598,930	$-	$-	$-	$4,598,930

Year ended June 30, 2023
Opening net book amount	3,000,000	1,598,930	-	-	-	4,598,930
Additions	101,033	63,329	-	-	-	164,362
Acquisitions through business combinations	-	-	-	3,819,009	5,045	3,824,054
Effect of changes in foreign exchange rates	-	-	-	26,235	34	26,269
Amortization (i)	-	-	-	(93,247)	(1,270)	(94,517)
Closing net book amount	$3,101,033	$1,662,259	$-	$3,751,997	$3,809	$8,519,098

As of June 30, 2023
Cost	3,101,033	1,662,259	-	3,845,244	5,079	8,613,615
Accumulated Amortization	-	-	-	(93,247)	(1,270)	(94,517)
Net book amount	$3,101,033	$1,662,259	$-	$3,751,997	$3,809	$8,519,098

Year ended June 30, 2024
Opening net book amount	3,101,033	1,662,259	-	3,751,997	3,809	8,519,098
Additions	-	-	1,000,000	-	-	1,000,000
Effect of changes in foreign exchange rates	-	-	-	169,626	168	169,794
Amortization (i)	(105,717)	(62,335)	-	(541,345)	(3,977)	(713,374)
Closing net book amount	$2,995,316	$1,599,924	$1,000,000	$3,380,278	$-	$8,975,518

As of June 30, 2024
Cost	3,101,033	1,662,259	1,000,000	4,014,870	5,247	9,783,409
Accumulated Amortization	(105,717)	(62,335)	-	(634,592)	(5,247)	(807,891)
Net book amount	$2,995,316	$1,599,924	$1,000,000	$3,380,278	$-	$8,975,518

(i)	The charge of the amortization is included in Administrative expenses and Research and development expenses (see notes 24 and 25).

Note 7. Fixed assets

	Chymosin osmosis equipment	Vehicles	Furniture	Storage	Computer equipment	Machinery	Assets under construction	Total Fixed Assets
As of June 30, 2022
Cost	10,617	-	-	-	-	-	-	10,617
Accumulated Depreciation	(1,699)	-	-	-	-	-	-	(1,699)
Net book amount	$8,918	$-	$-	$-	$-	$-	$-	$8,918

Year ended June 30, 2023
Opening net book amount	8,918	-	-	-	-	-	-	8,918
Acquisitions through business combinations, net	-	25,464	5,154	49,281	2,633	1,055,494	-	1,138,026
Effect of changes in foreign exchange rates	-	176	35	340	(9)	7,277	-	7,819
Additions	-	-	-	9,143	5,681	-	-	14,824
Depreciation (i)	(1,699)	(1,603)	(106)	(1,160)	(699)	(22,238)	-	(27,505)
Closing net book amount	$7,219	$24,037	$5,083	$57,604	$7,606	$1,040,533	$-	$1,142,082

As of June 30, 2023
Cost	10,617	25,640	5,189	58,764	8,305	1,062,771	-	1,171,286
Accumulated Depreciation	(3,398)	(1,603)	(106)	(1,160)	(699)	(22,238)	-	(29,204)
Net book amount	$7,219	$24,037	$5,083	$57,604	$7,606	$1,040,533	$-	$1,142,082

Year ended June 30, 2024
Opening net book amount	7,219	24,037	5,083	57,604	7,606	1,040,533	-	1,142,082
Effect of changes in foreign exchange rates	-	1,060	223	2,541	(766)	45,876	-	48,934
Additions	-	-	2,303	3,315	7,121	142,939	2,605	158,283
Depreciation (i)	(1,699)	(10,039)	(895)	(3,610)	(4,259)	(156,653)	-	(177,155)
Closing net book amount	$5,520	15,058	6,714	59,850	9,702	1,072,695	$2,605	$1,172,144

As of June 30, 2024
Cost	10,617	26,700	7,715	64,620	14,660	1,251,586	2,605	1,378,503
Accumulated Depreciation	(5,097)	(11,642)	(1,001)	(4,770)	(4,958)	(178,891)	-	(206,359)
Net book amount	$5,520	15,058	6,714	59,850	9,702	1,072,695	2,605	1,172,144

(i)	The depreciation charge is included in Administrative expenses and Cost of sales (see notes 24 and 26).

Note 8. Goodwill

Goodwill
Year ended June 30, 2022	-
Acquisitions through business combinations	249,725
Effect of changes in foreign exchange rates	1,715
As of June 30, 2023	$251,440

As of June 30, 2023
Cost	251,440
Accumulated impairment	-
Net book amount	251,440

Year ended June 30, 2024	251,440
Effect of changes in foreign exchange rates	11,092
As of June 30, 2024	262,532

As of June 30, 2024
Cost	262,532
Accumulated impairment	-
Net book amount	262,532

As of June 30, 2024 no goodwill impairment losses were recognized.

Note 9. Leases

The Group has leases of office and warehouse buildings, land, and equipment. Rental contracts are for fixed terms varying between three and five years.

Information about leases for which the Group is a lessee is presented below.

Reconciliation of asset balances:

	Buildings	Equipment	Land	Total
As of June 30, 2022	$-	$-	$-	$-
Acquisitions through business combinations (i)	-	-	43,507	43,507
Effect of changes in foreign exchange rates	-	-	299	299
As of June 30, 2023	$-	$-	$43,806	$43,806
Effect of changes in foreign exchange rates	-	-	1,932	1,932
Additions	140,785	380,321	-	521,106
Amortization	(18,771)	(104,861)	-	(123,632)
As of June 30, 2024	$122,014	$275,460	$45,738	443,212

(i)	Through the ValoraSoy acquisition, the Group incorporated a parcel of land for an original amount of $ 43,507. The right-of-use of land is not amortized due to the imminent transfer of ownership of the underlying asset to the Group which has an indefinite useful life.

Lease Liabilities

The Group’s lease liabilities are guaranteed by the lessor’s title to the leased assets. As of June 30, 2024 and 2023, the Group maintains the following opened balances:

Reconciliation of lease liability balances:

	Buildings	Equipment	Total
As of June 30, 2023	$-	$-	$-
Book value at the beginning of the year	-	-	-
Additions of the year	140,786	380,321	521,107
Interest expenses	9,589	31,527	41,116
Payments of the year	(15,200)	(125,136)	(140,336)
As of June 30, 2024	$135,175	$286,712	$421,887

	As of June 30, 2024	As of June 30, 2023
Non-current	248,532	-
Current	173,355	-
Total	$421,887	$-

Note 10. Other receivables

	As of June 30, 2024	As of June 30, 2023
Receivables with shareholders (i)	10,149,079	8,763,027
Total Other receivables – Non-current	$10,149,079	$8,763,027

(i)	Moolec Science Limited issued an aggregate number of Moolec Science Limited ordinary shares equal to 2,354,069 (or 1,500,000 of Moolec Science SA shares after the transaction) to current individual shareholders of Bioceres S.A., and Bioceres Group PLC, (“New shareholders”) Moolec Science and the new shareholders entered into a subscription agreement (the “shareholders’ subscription agreement”) prior to the transaction pursuant to which Moolec Science Limited agreed to issue 2,354,069 of Moolec Science Limited ordinary shares. The subscription agreement was dated December 22, 2022. The new shareholders agreed to pay an aggregate purchase price of $15,000,000 within 5 years from the date of such subscription agreement. Such shareholders’ subscription agreement accrues an internal rate of return of 13.20%.

	As of June 30, 2024	As of June 30, 2023
Taxes	$622,614	$952,953
Others	387,925	377,224
Total Other receivables - Current	$1,010,539	$1,330,177

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

Cash and cash equivalents at each end of year, as disclosed in the Consolidated statements of cash flows, may be reconciled against the items related to the Consolidated Statement of Financial Position as follows:

	As of June 30, 2024	As of June 30, 2023
Bank accounts	$3,295,805	$2,061,636
Short-term investments	2,093,374	463,594
Cash	749	2,443
Total cash and cash equivalents	$5,389,928	$2,527,673

Note 12. Short-term investments

	As of June 30, 2024	As of June 30, 2023
Mutual funds	$-	$306,034
Total short-term investments	$-	$306,034

Note 13. Trade Receivable

	As of June 30, 2024	As of June 30, 2023
Accounts receivable	$471,500	$361,097
Total Trade receivables	$471,500	$361,097

The book value is reasonably approximate to the fair value given its short-term nature.

Note 14. Inventories

	As of June 30, 2024	As of June 30, 2023
Raw materials (*)	4,835,072	179,368
Finished goods	1,444,447	286,380
Total Inventories	$6,279,519	$465,748

(*)	On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 31).

Note 15. Share capital and share premium

As of June 30, 2024, the share capital stock and share premium amounts to $ 69,548,091. The following table sets forth details of the balances as of June 30, 2024 and 2023:

	Number of shares	Shares issued amount	Shares to be issued amount	Treasury Shares	Share Premium	Cost of own shares held
Balance as of June 30, 2022	31,000,000	310,000	-	-	7,290,000	-
Issue of share capital (Moolec Science shares)	1,500,000	15,000	-	-	8,105,000	-
Issue of share capital (SAFE shares)	262,260	2,623	-	-	3,170,723	-
Issue of share capital (LightJump shares)	3,363,810	33,639	-	-	39,610,630	-
Issue of share capital (Backstop shares)	1,201,656	12,017	-	-	7,999,023	-
Issue of share capital	3,519	36	-	-	10,647	-
From business acquisition	-	-	641	-	217,275	-
Equity settled share-based payment	232,523	2,326	2,427	-	593,684	-
Balance as of June 30, 2023	37,563,768	375,641	3,068	-	66,996,982	-
Settlement with shareholders (addition of treasury shares)	(123,166)	-	-	(1,232)	-	(303,768)
Issue of share capital	1,000,000	10,000	-	-	2,162,400	-
Balance as of June 30, 2024	38,440,602	385,641	3,068	(1,232)	69,159,382	(303,768)

Share Purchase Agreement

In April 2023, the Company entered into a Share Purchase Agreement with Nomura Securities International, Inc (“Nomura”). The Agreement provides for a committed equity financing facility under which the Company has the option, but not the obligation, to sell up to the equivalent of $50 million in aggregate gross purchase price of its ordinary shares to Nomura over a 36-month period, subject to the terms of the Agreement. The Company intends to use the proceeds from any future sales of securities under the financing facility, if it is utilized, for general corporate purposes.

Sales of ordinary shares to Nomura, and the timing of any such sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the ordinary shares and determinations by the Company regarding the use of proceeds from any sale.

On June 2023, 3,600 shares (equivalent to $10,647) were issued under the Share Purchase Agreement. As of June 30, 2023 only those shares were issued under such Share Purchase Agreement.

On April 23, 2024 the Company issued 1,000,000 shares (equivalent to $ 2,162,400) under the Share Purchase Agreement with Nomura.

Settlement with shareholders (addition of treasury shares)

On December 30, 2022 (the Date of Closing of the Business Combination Agreement or “BCA”)  it was signed the “Agreement on Funds Flow”, by which the Sponsor agreed to place 255,000 of its shares in an “Escrow Account” for 12 months after the closing of the BCA, in order to fulfill potential claims that could arise during the 12-month period following the BCA. The 12-month period was then extended for an extra 3-month period.

On December 27, 2023 it was signed an Agreement by which it was agreed that only 143,319 shares will remain to be held in escrow and, once the customary and mandatory steps that Continental Stock Transfer & Trust (or the “Transfer Agent”) need to perform are completed, 103,166 shares should be transferred from the escrow account to Moolec Science’s (transferred that occurred and shares were recognized as Treasury shares). The Transfer Agent was also instructed to release 20,153 shares that were returned to the Sponsor. Such movements took place on February 26, 2024.

Lastly, on April 10, 2024 the Transfer Agent was instructed to transfer from the escrow account to Moolec Science the 20,000 remaining shares (recognized as Treasury shares)

Note 16. Share based payment

Under the share-based compensation plan, some directors, employees and members of the executive management team as defined by the Board of Directors, were granted share options or restricted stock units (“RSU”) in return for their services to the Group.

As of June 30, 2024, Moolec Science SA had the following shared-based payment arrangements for executives and senior management:

●	Group 1 granted up to 579,078 underlying ordinary shares. The options have an exercise price of $1.52 and expire in December 2030 (except one case in June 2031).

●	Group 2 granted up to 344,555 underlying ordinary shares. The options have an exercise price of $8.00 and expire in December 2030.

●	Group 3 granted up to 833,333 underlying ordinary shares. The options have an exercise price of $4.25 and expire between January 2033 and March 2034.

The fair value of the options granted is measured at grant date and recognized in accordance with the requirements of IFRS 2, as an employee benefit expense, with a corresponding increase in equity.

Factor	Group 1	Group 2	Group 3
Fair value of shares (range)	$1.00	$1.00	$1.63-3.21
Exercise price	$1.52	$8.00	$4.25
Expected volatility	70%	70%	70%
Dividend rate	-	-	-
Reference risk-free interest rate	3.00%	3.00%	4.25%
Plan duration	10 years	10 years	10 years
Fair value of stock options at measurement date (range)	$9.11	$7.25	$1.02-2.65

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

The following table shows the amount and exercise price and the movements of the stock options of directors, executives and managers of the Group for the period ended June 30, 2024 and 2023, respectively:

	June 30, 2024
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	325,826	$1.52	206,598	$8.00	700,000	$4.25
Granted during the period	-	-	-	-	200,000	$4.25
Forfeited during the period	-	-	-	-	(66,667)	4.25
Exercised during the period	-	-	-	-	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	833,333	$4.25

	June 30, 2023
	Group 1		Group 2		Group 3
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	-	-	-	-	-	-
Granted during the period	579,078	$1.52	346,555	$8.00	700,000	$4.25
Forfeited during the period	-	-	-	-	-	-
Exercised during the period	(253,252)	$1.52	(139,957)	$8.00	-	-
Expired during the period	-	-	-	-	-	-
At the ending	325,826	$1.52	206,598	$8.00	700,000	$4.25

The charge of the stock options recognized during the year ended on June 30, 2024 and 2023, was $ (881,022) and $ (508,149). The charge of the RSUs recognized during the year ended on June 30, 2024 and 2023, was $ (863,330) and $ (577,047).

Note 17. Accounts Payable

	As of June 30, 2024	As of June 30, 2023
Related parties (1)	7,600,000	-
Total Accounts payable – Non-Current	$7,600,000	-

On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 31). Additionally, on June 29, 2024, Moolec Science SA entered into an exclusive Technology Access License Agreement with BIOX for USD 1,000,000, granting Moolec Science SA the right to use BIOX’s HB4 technology for a period of 5 years.

	As of June 30, 2024	As of June 30, 2023
Accruals	1,351,057	787,010
Trade payables	873,534	2,339,087
Related parties (i)	568,835	774,460
Transaction expenses payable	621,260	3,579,057
Total Accounts payable - Current	$3,414,686	$7,479,614

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The details of the related parties payables are included in Related Party (see note 28)

Note 18. Other liabilities

	As of June 30, 2024	As of June 30, 2023
Investment in associate	19,940	-
Other	176,571	175,312
Total Other liabilities – Non-Current	$196,511	$175,312

	As of June 30, 2024	As of June 30, 2023
Related parties (i)	794,301	677,000
Wages	288,213	221,141
Taxes	134,212	23,334
Deferred payment related to Business Combination	-	492,799
Others	234,367	271,371
Total Other liabilities – Current	$1,451,093	$1,685,645

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	The details of the related parties payables are included in Related Party (see note 28)

Note 19. Financial debt

	As of June 30, 2024	As of June 30, 2023
Financial Debt denominated in US Dollars (i)	10,940,000	-
Financial Debt denominated in Argentine Pesos	763,708	99,046
Total Financial debt – Non-Current	$11,703,708	$99,046

	As of June 30, 2024	As of June 30, 2023
Financial Debt denominated in US Dollars	1,768,715	2,028,500
Financial Debt denominated in Argentine Pesos	786,968	517,743
Total Financial debt – Current	$2,555,683	$2,546,243

The book value is reasonably approximate to the fair value given its short-term nature.

(i)	On October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Invim Corporativo S.L. As of June 30, 2024, the Company has received USD 10,000,000 related to such convertible note. (see note 28) Additionally, the Company signed additional convertible notes for USD 940,000 between October 2023 and June 30, 2024 with local farmers and jointly with the convertible note with Invim Corporativo S.L., are referred to as “the Notes”.

The Notes have a term of three years with an early conversion option with a strike price of US $6.00 per share. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. Initial interest rate on the notes is of 5% per annum payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however Moolec Science will have the option at each payment date to capitalize the interest accrued. After the remaining cash payment made during 2024 the interest rate was increased to 10% per annum. Lastly, as per the convertible note with Invim Corporativo S.L., after the in-kind contribution, when received, the interest rate will be calculated in accordance with a formula included in the agreement.

At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

The terms and conditions of outstanding loans are as follows:

Entity	Currency of denomination	Nominal value (equivalent in USD)	Nominal interest rate	Date of maturity	As of June 30, 2024
Convertible Notes	USD	10,940,000	5% - 10%	15/10/2026 - 05/12/2026	11,550,354
Banco Macro– Pre financing of exports	ARS	345,464	48% (*)	13/12/2024	61,126
Banco Galicia - bank overdrafts	ARS	24,389	58% (*)	30/06/2024	26,100
Banco Galicia – loans	ARS	294,033	47% - 138% (*)	01/08/2024 - 03/04/2028	278,685
Banco Cordoba- loans	ARS	109,649	48% (*)	03/05/2025	104,146
Banco Supervielle- loans	ARS	131,579	35% (*)	14/05/2029	133,665
Banco Santander - loans	ARS	555,856	25% - 58% (*)	03/09/2026 - 17/06/2030	553,615
Banco Macro - loans	ARS	30,702	108% (*)	08/03/2024 - 14/03/2024	377,811
Rizobacter	USD	350,000	10%	25/09/2024	369,439
Promissory notes	USD	804,450	7.75% - 11.5%	17/12/2024 – 12/05/2025	804,450

Entity	Currency of denomination	Nominal value (equivalent in USD)	Nominal interest rate	Date of maturity	As of June 30, 2023
Banco Macro – pre-financing of exports	ARS	147,874	67% - 88% (*)	17/07/2023 – 27/12/2023	173,236
Banco Nacion – pre-financing of exports	USD	28,500	2%	06/10/2023	28,635
Banco Cordoba– Pre financing of exports	ARS	142,567	55% - 88% (*)	11/01/2023 – 26/06/2023	156,057
Banco Galicia - bank overdrafts	ARS	18,849	144% (*)	30/06/2023	18,849
HSBC Bank– bank overdrafts	ARS	4,625	108% (*)	30/06/2023	4,625
Banco Santander – bank overdrafts	ARS	41,325	161% (*)	30/06/2023	44,446
Banco Galicia – loans	ARS	99,643	35% - 85% (*)	21/08/2023 – 25/01/2024	33,728
HSBC Bank - loans	ARS	19,508	64% (*)	27/07/2023	14,940
Banco Santander - loans	ARS	119,001	50% - 57% (*)	03/09/2026 – 04/03/2027	118,185
Banco Macro – loans	ARS	11,705	54% (*)	12/07/2023	1,257
Promissory notes	USD	2,000,000	0%	22/05/2024 – 25/06/2024	2,000,000
Asociación Mutual AMA - loans	ARS	42,316	53% (*)	10/07/2023 – 10/04/2024	51,331

(*)	Interest rates of our outstanding loans in ARS, correspond to market rates in the country of incorporation of the subsidiary in Argentina, which deems to be a hyperinflationary economy.

Note 20. Warrants liabilities

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

Considering that the fair value as of June 30, 2024, and 2023, is $0.0500 and $0.0799 per ordinary share respectively, the valuation of warrants is the following:

	As of June 30, 2024	As of June 30, 2023
At the beginning of the year	$887,689	$-
Issued by the SPAC	-	1,666,500
Fair value remeasurement (Gain)	(332,189)	(778,811)
At the end of the year	$555,500	$887,689

Note 21. Deferred tax and Income tax

The roll forward of net deferred tax as of June 30, 2024 and 2023 is as follows:

	2024	2023
Balance at beginning of year	$1,071,807	$-
Incorporated through the business combination	-	1,297,436
Credited to profit & loss	(1,046,985)	(234,542)
Charged to Other Comprehensive Income	47,274	8,913
Balance at year end	$72,096	$1,071,807

Principal statutory taxes rates in the countries where the Group operates for all the years presented are:

Tax Jurisdiction	2024	2023	2022
Argentina	25% - 35%	25%-35%	-
Luxembourg	15% - 17%	15% - 17%	-
United Kingdom	19%	19%	19%

Reconciliation of effective tax rate

The Group’s reconciliation of the effective tax rate is based on its domestic tax rate, with a reconciling item in respect of tax rates applied by Group companies in other jurisdictions.

The tax rate used for 2024 represents the corporate tax rate of 15% from Luxembourg on the taxable income payable by the Group, in accordance with the tax laws of said jurisdiction. Income tax for other jurisdictions is calculated based on the substantially enacted nominal tax rates prevailing in the respective jurisdictions.

	As of June 30, 2024	As of June 30, 2023	As of June 30, 2022
Loss before tax	$(8,359,245)	$(52,023,422)	$(4,526,905)
Corporate tax rate	15%	15%	19%
Income tax (benefit)/expense	1,253,887	7,803,513	860,112
Effect of difference tax rates subsidiaries operating in other jurisdictions	324,182	428,506	-
Tax losses (i)	(1,921,890)	(1,631,947)	(860,112)
Non-deductible expenses - listing cost	-	(6,405,759)	-
Net gain on inflation effect on monetary items	738,674	52,914	-
Income tax inflation adjustment	524,342	(35,826)	-
Others	127,790	23,141	-
Tax benefit for the year	$1,046,985	$234,542	$-

(i)	Deferred tax assets have not been recognized, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom

Deferred tax

Deferred tax assets and liabilities are recognized when the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on the initial recognition of goodwill.

Net deferred tax liabilities are comprised of the following amounts:

	As of June 30, 2024	As of June 30, 2023
Deferred tax asset
Tax loss carry-forward	777,515	292,267
Other tax receivables	6,892	-
Total other receivables	$784,407	$292,267

Deferred tax liability
Customer relationship	845,069	1,346,374
Fixed assets	11,434	-
Other tax liabilities	-	17,700
Total deferred tax liability	$856,503	$1,364,074
Net deferred tax liability	$72,096	$1,071,807

The following table shows the expiration date of the recognized accumulated tax loss carryforwards pursuant to statutes of limitations:

Fiscal year	Tax-loss carry forward	Deferred tax asset	Expiration date	Tax jurisdiction
2022	3,086	771	2027	Argentina
2023	1,806,586	451,646	2028	Argentina
2024	1,300,390	325,098	2029	Argentina
Total	$3,110,061	$777,515

Unrecognized deferred tax assets

As of June 30, 2024, 2023 deferred tax assets relating to the operating company in the UK, Luxembourg and Argentina (Moolec Science S.E.) aren’t recognized because it is not probable that future taxable amounts will be available to utilize those temporary differences and losses. Therefore, in the present Consolidated Financial Statements, the Company decided not to recognize deferred income tax assets generated by the tax loss carry forward for the periods ended on June 30, 2024 and 2023 for the amounts of $1,921,890 and $ 7,601,790 respectively.

Deferred tax assets have not been recognized in respect of the following items, because it is not probable that future taxable profit will be available against which the Group can use the benefits therefrom:

	2024		2023
Tax losses per country	Gross amount	Tax effect	Gross amount	Tax effect
United Kingdom (1)	15,405,401	2,927,026	11,536,344	2,191,905
Luxembourg (2)	46,434,435	6,965,165	42,751,716	6,412,757
Argentina	2,791,314	697,829	253,868	63,468
Total	64,631,150	10,590,020	54,541,928	8,668,130

(1)	In the UK losses may be carried forwards indefinitely. The use of carried forwards losses is restricted to 50% of profits above a groupwide GBP 5 million allowances per year.

(2)	In Luxembourg losses may be carried forward for 17 years.

Note 22. Financial income / expenses

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Financial Costs
Interest and commissions expense	(1,124,302)	(160,035)	(2,130)
Lease liability interest	(41,116)	-	-
Total Financial Costs	$(1,165,418)	$(160,035)	$(2,130)

Other financial results
Exchange rate (losses)	(3,423,303)	(1,386,599)	(12,342)
Inflation adjustment	2,954,698	245,989	-
Interest income (Shareholders’ loan)	1,386,052	693,027	-
Investment results	552,797	1,009,318	-
Net fair value gain of warrant liabilities	332,189	778,811	-
Change in fair value of Simply Agreement for Future Equity (“SAFE”)	-	(313,346)	(860,000)
Other	66,531	3,325	-
Total Other financial results	1,868,964	1,030,525	(872,342)
Total net financial income / (expenses)	$703,546	$870,490	$(874,472)

Note 23. Other operating expense

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Taxes, duties and penalties	(41,883)	(62,263)	-
Miscellaneous expenses	(30,834)	(31,944)	(38,985)
Total other operating expense	$(72,717)	$(94,207)	$(38,985)

Note 24. Administrative expenses

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Equity settled share-based payment (1)	(2,233,257)	(1,166,755)	(838,576)
Audit, legal and accountancy fees	(1,791,618)	(2,024,611)	(1,355,046)
Payroll expenses	(831,523)	(841,580)	(254,215)
Insurance	(755,681)	(429,208)	-
Amortization of intangible assets (1)	(545,322)	(92,818)	-
Professional fees	(540,333)	(137,873)	-
Taxes	(404,072)	(915)	-
Travel expenses	(135,554)	(102,305)	(52,532)
Depreciation of fixed assets	(18,803)	(4,107)	-
Depreciation of right-of-use asset	(18,771)	-	-
Other office and administrative expenses	(247,916)	(8,483)	(22,861)
Total administrative expenses	$(7,522,850)	(4,808,655)	$(2,523,230)

(1)	Non-cash items increased from June 2023 to June 30, 2024 to the accrual on a stagger basis for the equity settled share-based payment of six months in 2023 versus twelve months in 2024, also the amortization of intangible assets mainly comprised by the client relationship which in 2023 only included two months (since the acquisition of ValoraSoy) while in 2024 twelve months were recognized.

Note 25. Research and development expense

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Professional fees	(1,368,678)	(886,628)	(373,259)
Amortization of intangible assets	(168,051)	-	-
Laboratories’ related expenses	(111,592)	(434,551)	(449,442)
Depreciation of right-of-use assets	(104,861)	-	-
Depreciation of fixed assets	(13,648)	(1,699)	(1,699)
Other research and development expenses	(5,443)	(28,339)	(160,758)
Total Research and development expenses	$(1,772,273)	$(1,351,217)	$(985,158)

Note 26. Cost of sales

	For the year ended
	June 30, 2024	June 30, 2023	June 30, 2022
Inventories at beginning	(465,748)	-	-
Inventories incorporated through the business combination	-	(532,231)	-
Purchases	(9,465,791)	(788,751)	-
Production costs
Payroll and professional fees	(683,987)	(121,285)	-
Maintenance, energy and fuel related to fixed assets	(393,872)	(77,495)	-
Depreciation	(144,704)	(23,398)	-
Other production costs	(257,413)	(31,050)	-
Sub-total production costs	(1,479,976)	(253,228)	-
Foreign currency translation	(20,547)	60,108	-
Sub-total	(11,432,062)	(1,514,102)	-
Inventories as of the end	6,279,519	465,748	-
Cost of sales	(5,152,543)	(1,048,354)	-

Note 27. Net loss per share

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders. The following table presents the calculation of basic and diluted loss per ordinary share for the year ended on June 30, 2024, 2023 and 2022 as follows:

Numerator	June 30, 2024	June 30, 2023	June 30, 2022
Loss for the year, attributable to the owners of the Group	(7,312,260)	(51,788,880)	(4,526,905)
Loss attributable to the ordinary shareholders	(7,312,260)	(51,788,880)	(4,526,905)

Weighted-average number of ordinary shares (basic and diluted)

Denominator	June 30, 2024	June 30, 2023	June 30, 2022
Weighted-average number of ordinary shares	37,870,351	34,466,258	31,000,000

Net loss attributable to ordinary shareholders per share	June 30, 2024	June 30, 2023	June 30, 2022
Basic and Diluted	(0.19)	(1.50)	(0.15)

Note 28. Related parties

Balances and transactions between the Group entities, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its directors and/or executive board members and the Company and the Parent are disclosed below.

Transactions with key management personnel

Key management personnel compensation comprised:

In USD ($)	June 30, 2024	June 30, 2023	June 30, 2022
Short-term employee benefits	621,330	39,250	96,437
Share based payment	529,397	904,861	838,576

Other Related Party Transactions

In USD ($)	Note	For the year ended June 30, 2024	For the year ended June 30, 2023	For the year ended June 30, 2022
Share based payment
Key management		529,397	904,861	838,576
CFO Shares Alloted		-	364,014	-
Issue of additional shares
Issue of share capital		-	15,000	-
Issue of share premium		-	39,610,630	-
Expenses paid on behalf of the company
Parent of BG Farming Technologies - Bioceres S.A.		-	-	265,810
100% Subsidiary of Bioceres S.A. – Bioceres LLC	(i)	-	238,121	156,760
Services provided by other companies		-
Bioceres Crop Solutions Corp	(ii)	7,600,000	-	-
Invim Corporativo S.L.	(iii)	10,000,000	-	-
30% owned by Bioceres S.A. - INMET S.A.- Ingenieria Metabolica S.A.	(iv)	26,745	286	252
98.6% owned by Bioceres S.A – INDEAR S.A. – Instituto de Agrobiotecnologia Rosario	(v)	49,805	258,279	57,047
Owned by Bioceres S.A. - Agrality Inc.	(vi)	-	5,000	85,435
Founded and operated by the Company’s CPO - Future Foods B.V.	(vii)	48,780	85,880	94,857
Union Group Ventures Limited	(viii)	-	-	675,000
THEO I SCSp		-	-	1,500,000

(i)	Expenses paid by Bioceres LLC on behalf of the Company.

(ii)	On June 14, 2024, Moolec Science SA and Bioceres Crop Solutions Corp. (“BIOX”) signed an agreement under which BIOX sold 15,000 tons of HB4 soybean to Moolec Science SA for an amount of USD 6,600,000 payable in 2026. Later, on September 15, 2024 such payables were exchanged for a convertible note (see note 31). Additionally, on June 29, 2024, Moolec Science SA entered into an exclusive Technology Access License Agreement with BIOX for USD 1,000,000, granting Moolec science SA the right to use BIOX’s HB4 technology for a period of 5 years.

(iii)	On October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Invim Corporativo S.L. As of June 30, 2024, the Company has received USD 10,000,000 related to such convertible note.

(iv)	The Company entered into an agreement with INMET S.A.- Ingenieria Metabolica S,A through which it would receive research services in exchange for payment.

(v)	The Company entered into an agreement with INDEAR S.A.- Instituto de Agrobiotecnologia Rosario where it would receive research services in exchange for payment.

(vi)	The Company entered into an agreement with Agrality Inc, for the provision of services.

(vii)	The Company entered into an agreement with Future Foods B.V. for the provision of services.

(viii)	The Company entered into an agreement with Union Group Ventures Limited which accrues an interest expense.

Other Related Party Balances

In USD ($)	Balance outstanding as of June 30, 2024	Balance outstanding as of June 30, 2023
Bioceres Crop Solutions Corp	(7,600,000)	-
100% Subsidiary of Bioceres S.A. - Bioceres LLC	(491,894)	(623,629)
Invim Corporativo S.L.	(10,572,772)	-
Union Group Ventures Limited	(794,301)	(677,000)
Founded and operated by the Company’s CPO - Future Foods B.V.	(47,199)	(78,337)
Agrality Inc.	(26,750)	-
INDEAR S.A.	(2,992)	(72,494)

Note 29. Cashflow information

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Convertible Notes		Total
Financial debts as of June 30, 2022
Proceeds from borrowings	2,171,830		-	2,171,830
Proceeds from Valorasoy acquisition	1,295,553		-	1,295,553
Payment of loans	(876,769)		-	(876,769)
Interest payments	(24,098)		-	(24,098)
Exchange differences, currency translation differences and other financial results	78,773		-	78,773
Financial debts as of June 30, 2023	$2,645,289	$		$2,645,289

Proceeds from borrowings	2,591,780		-	2,591,780
Proceeds from issuance of Convertible Notes	-		10,940,000	10,940,000
Payment of loans	(2,512,486)		-	(2,512,486)
Interest payments	(535,007)		-	(535,007)
Exchange differences, currency translation differences and other financial results	1,129,815		-	1,129,815
Financial debts as of June 30, 2024	$3,319,391		$10,940,000	$14,259,391

Note 30. Financial instruments

30.1 Financial risk management

The Group’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and price risk), credit risk and liquidity risk.

The following matters have been considered by Management in determining the appropriateness of the going concern basis of preparation of the accompanying Consolidated Financial Statements.

a)	Credit risk

Credit risk is the risk of financial loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments held by the Group that are potentially subject to concentration of credit risk are primarily cash and receivables. Management believes that the credit risk concentrating with respect to cash and amounts receivable is remote.

The following table sets forth details of the age of trade receivables and other receivables:

As at	June 30, 2024	June 30, 2023
To due become
Up to 3 months	$471,500	$450,728

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis.

b)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations affiliated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’ s reputation. Given the Group’s financial position as of June 30, 2024, total current financial assets $ 6,871,967 as compared to total financial liabilities of $ 26,921,679 management expects that the Group will be able to provide the capital needed to keep the Group liquid and able to fulfill its short-term obligations. Group’s financial position as of June 30, 2023, total current financial assets $4,524,981 as compared to total financial liabilities of $11,985,860.

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

	Maturity date
	Within 1 year or on demand	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Without any established term	Total
June 30, 2024
Trade Payables	3,414,686	-	10,115,600	-	-	13,530,286
Other liabilities	1,471,033	181,768	-	-	-	1,652,801
Financial debts	2,351,893	402,781	15,109,288	-	-	17,863,962
Subtotal	$7,237,612	$584,549	$25,224,888	$-	$-	$33,047,049

Warrant	555,500	-	-	-	-	555,500
Subtotal	555,500	-	-	-	-	555,500
Total	$7,793,112	$584,549	$25,224,888	$-	-	33,602,549

June 30, 2023
Trade Payables	7,479,614	-	-	-	-	7,479,614
Other liabilities	1,776,438	180,197	-	-		1,956,635
Financial debts	2,578,100	72,831	108,638	-	-	2,759,569
Subtotal	$11,834,152	$253,028	$108,638	$-	$-	$12,195,818

Warrant	887,689	-	-	-	-	887,689
Subtotal	887,689	$-	$-	$-	$-	$887,689
Total	$12,721,841	$253,028	$108,638	$-	$-	$13,083,507

c)	Market risk

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

The Company has not entered into transactions that seek to hedge or mitigate its exposure to exchange rate fluctuations.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	Assets		Liabilities
Currency	2024	2023	2024	2023
Argentine pesos	156,291	765,690	292,203	50,073
U.S. Dollar	695,307	368,186	1,491,998	2,227,751
Pound sterling	24	22,062	12,647	-
Euro	-	-	167,072	-

The following table details sensitivity to a 10% increase and decrease in the functional currency of each of the companies against the relevant foreign currencies. The sensitivity analysis includes only the outstanding monetary items denominated in foreign currency and adjusts its conversion at the end of the period for a 10% change in exchange rates.

	(+10%) Impact to profit or loss before tax		(-10%) Impact to profit or loss before tax
	Assets		Liabilities
Currency	2024	2023	2024	2023
Argentine pesos	15,629	76,569	(29,220)	(5,007)
U.S. Dollar	69,531	36,819	(149,200)	(222,775)
Pound sterling	2	2,206	(1,265)	-
Euro	-	-	(16,707)	-

d)	Fair value risk

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

Level 3: Valuation techniques use significant inputs that are not based on observable market data (unobservable inputs).

The following represents the carrying value and fair value of the Company’s financial instruments and non-financial derivatives:

Recurring measurements	Note	As of June 30, 2024	As of June 30, 2023
Financial Assets
Amortized costs
Cash and cash equivalents	(i)	3,296,554	2,064,079
Trade and other receivables	(i)	11,631,118	10,454,301

Fair value through profit or loss
Cash and cash equivalents	(ii)	2,093,374	463,594
Short-term investments	(ii)	-	306,034
Total financial assets		$17,021,046	$13,288,008

Financial Liabilities
Amortized costs
Trade and other payables	(i)	12,662,290	9,340,571
Financial debts	(i)	14,259,391	2,645,289
Lease liabilities	(i)	421,887	-
Fair value through profit or loss
Warrant liabilities	(ii)	555,500	887,689
Total financial liabilities		$27,899,068	$12,873,549
Net financial (liability) / asset		$(10,878,022)	$414,459

(i)	Cash, short-term investments, trade and other receivables, prepayments, trade and other payables, financial debts and lease liabilities are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(ii)	Fair value of cash equivalent, short-term investment and warrants has been determined using the quoted market price at the year end (level 1).

e)	Interest rate risk

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

Fixed-rate instruments	As of June 30, 2024	As of June 30, 2023
Current financial liabilities	(2,555,683)	(2,546,243)
Non-current financial liabilities	(11,703,708)	(99,046)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2024 a 10% increase/(decrease) in interest rates would increase/(decrease) interest payable by 360,457/ (360,457).

f)	Capital risk management

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

The Company’s financial strategy is designed to maintain a capital structure consistent with the objective stated above and to respond to business growth opportunities and changes in economic conditions, In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern. (Note 2.5).

Note 31. Events after the reporting period

Management has considered subsequent events through the date these consolidated financial statements were issued.

On July 15, 2024, Moolec Science entered into an offtake agreement (the “Offtake Agreement”) with a leading global consumer packaged goods and pet food company for the use of our GLA Safflower Oil product, GLASO™. The Offtake Agreement has a term of three years and outlines commercial conditions for the delivery of 50 tons of GLASO™ to the US market in 2025. In connection to the Offtake Agreement, Moolec Science have entered into partnerships with farmers for safflower cultivation and an industrial partner for downstream processing, ensuring a controlled and traceable supply chain for GLASO™.

On August 6, 2024, Moolec Science Limited SE, our Argentine branch, entered into a collaboration agreement (the “Bunge Collaboration Agreement”) with Bunge Argentina SA (“Bunge”), a subsidiary of Bunge Global SA. The Bungee Collaboration Agreement aims to develop new safflower varieties designed to improve productivity for specific applications, such as biofuels

On September 17, 2024, Moolec Science issued convertible notes to BIOX in exchange for the non-current accounts payable related to the purchase of HB4 soybean equivalent to $6.6 million. The convertible note has a term of three years with an early conversion option. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. The interest rate of the note will be calculated on a quarterly basis, and will be the 10% of the actual delivery value divided the total amount of the note. The interest will be payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however the Company will have the option at each payment date to capitalize the interest accrued.

Starting in April 2025, the Company will have a quarterly option to request additional deliveries of HB4 ® soy in an amount equivalent to $1 million, and therefore, will have to issue additional notes in connection with this option if the option is exercised.

On September 20, 2024, the Board of Directors of the Company approved the 2024 Omnibus Equity Incentive Plan (the “Incentive Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the Incentive Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards is a number of Ordinary Shares equal to up to 13% of our issued and outstanding capital stock on a fully diluted basis. The Incentive Plan allows the Company to establish the terms and conditions of the equity awards granted thereunder. Previously, the Company had adopted the Moolec Limited Employee Share Plan as our share option plan, approved by the Board of Directors of the Company on December 20, 2023.