Form 20-F
period 2025-06-30
Moolec Science SA
filed 2025-12-29
CIK 1937737

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

The Cayman Islands

(Jurisdiction of incorporation)

c/o Ogier Global (Cayman) Limited,

89 Nexus Way, Camana Bay,

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Valeria Falottico

Chief Financial Officer

Ocampo Bis 210, Rosario Sud, Santa Fe

2000, Argentina

ir@moolecscience.com

+54 341 486 1100

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, with nominal value of US$0.10 per share	MLEC	Nasdaq Stock Market LLC
Warrants, exercisable for ordinary shares	MLECW	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

10,891,761 Ordinary Shares were issued and outstanding as of June 30, 2025.

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

☐ Yes   ☒ No

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

☐ Yes   ☒ No

i

ii

ABOUT THIS ANNUAL REPORT

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “the Group,” “Moolec” and “Moolec Science” refers to Moolec Science SA and its subsidiaries.

SELECTED DEFINITIONS

The following terms used in this annual report are defined below, unless where context otherwise requires:

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Articles” means the memorandum and articles of association of Moolec, as amended and restated from time to time.

“BIOX” or “Bioceres” means Bioceres Crop Solutions Corp.

“Bioceres Group” means Bioceres Group Limited (formerly, Bioceres Group PLC) and its subsidiaries.

“Business Combination” means the business combination entered into by Moolec Science SA, Bioceres Group, Nutrecon LLC, Nordelis Ventures Corp., Union Group Ventures Limited and Gentle Technologies Corp. dated April 16, 2025.

“Bioceres Group Business Combination Agreement” or “Business Combination Agreement” means the business combination agreement dated April 16, 2025 entered into by Moolec Science SA, Bioceres Group, Nutrecon LLC, Nordelis Ventures Corp., Union Group Ventures Limited and Gentle Technologies Corp.

“Bioceres LLC” means Bioceres LLC (formerly, Bioceres Inc.)

“BIOX Soy Supply Agreement” means the HB4 soy supply agreement entered into by Moolec and BIOX on September 17, 2024.

“Board” or “Board of Directors” means the board of directors of Moolec.

“BSA” means Bioceres S.A.

“Business Combination Closing” or “Closing” means the consummation of the Business Combination pursuant to the Business Combination Agreement.

“Business Combination Closing Date” or “Closing Date” means June 16, 2025.

“Business Combination Proposal” means the proposal presented to the Company’s shareholders to approve the adoption of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

“Continental” means Continental Stock Transfer & Trust Company, transfer agent and warrant agent of Moolec.

“DGCL” means the Delaware General Corporation Law.

“Farmers” means Don Osvaldo SA; Los Chañares Agropecuaria SA; Agropecuaria Don Juan SA; Cintia SA; Daleril S.A.; Agrosudeste S.A; Marcelo Enrique Juan Tombetta; Ana Claudia Formica; Agustin Tombetta; and Francisco José Tombetta.

“FDA” means the U.S. Food and Drug Administration.

iii

“Gentle Tech” means Gentle Technologies Corp. and its subsidiaries.

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

“InMet” means Ingeniería Metabólica S.A., where Bioceres Tech Services LLC, our wholly owned subsidiary, holds a 48% equity interest.

“LightJump” means LightJump Acquisition Corporation.

“Nasdaq” means Nasdaq Stock Market LLC.

“Nomura” means Nomura Securities International, Inc.

“Nomura Purchase Agreement” means the share purchase agreement, dated as of April 14, 2023, by and between Moolec and Nomura.

“Nomura Registration Rights Agreement” means the registration rights agreement, between Moolec and Nomura, dated as of April 14, 2023.

“Nordelis” means Nordelis Ventures Corp.

“Nutrecon” means Nutrecon LLC and its subsidiary.

“Ordinary Shares” means the ordinary shares of Moolec, US$0.10 par value per share of Moolec.

“Piggy SooyTM” means a brand registered by us, in the U.S. and Argentina.

“Secured Notes” means the Note Purchase Agreement dated 5 August 2022 (as amended, restated, supplemented and/or otherwise modified from time to time, the “Jasper NPA”) by and among, inter alios, the Bioceres Crop Solutions Corp and Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp. and Liminality Partners LP; and (b) Note Purchase Agreement dated 5 August 2022 (as amended, restated, supplemented and/or otherwise modified from time to time, the “Solel NPA”) by and among, inter alios, Bioceres Crop Solutions Corp. and Solel-Bioceres SPV, L.P.

“Synbio” means Synbio Powerlabs OY

“Theo” means THEO I SCSp.

“UGVL” means Union Group Ventures Limited.

“USD” or “US$” means U.S. dollars.

“ValoraSoy” or “ValoraSoy Food Ingredients” means ValoraSoy S.A., a company incorporated in Argentina.

“ValoraSoy Acquisition” means our acquisition of ValoraSoy on April 24, 2023.

iv

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, industry and financial trends affecting our business. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of the ongoing conflict in Israel and Palestine, as well as in Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions;

●	general economic, financial, business and political conditions in Latin America;

●	our financial performance;

●	our financial position, our need to raise additional capital and to obtain additional capital on acceptable terms, or at all, raises substantial doubt about our ability to continue as a going concern;

●	our ability to maintain the listing of the Ordinary Shares or warrants on Nasdaq;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our ability to develop and launch new products and services;

●	our ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the availability of raw materials used in our products and our ability to source such raw materials;

●	our ability to grow our business in a cost-effective manner;

●	our product development timeline and expected research and development (“R&D”) activities;

●	our ability to commercialize the products developed in our R&D center acquired through the ValoraSoy acquisition, as well as in our fermentation hub in Finland;

●	our ability to achieve vertical integration across our business units following the consummation of the Business Combination;

●	the implementation, market acceptance, and success of our business model;

●	developments and projections relating to our competitors and the industry;

●	our approach to and goals with respect to technology;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and to avoid infringing on the rights of others;

v

●	the impact of any global viral pandemic on our business, including any potential monkeypox (“Mpox”) outbreak;

●	changes in applicable laws or regulations;

●	the outcome of any known and unknown litigation or regulatory proceedings; and

●	various other factors, including without limitation those described under “Item 3. Key Information–D. Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

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

MARKET AND INDUSTRY DATA

This annual report on Form 20-F industry data, information and statistics regarding the markets in which we compete as well as our analysis of statistics, data and other information provided by third parties relating to markets, market sizes, market shares, market positions and other industry data pertaining to our business and markets (collectively, “Industry Analysis”). Such information is supplemented where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management judgment where information is not publicly available.

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

vi

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

The Bioceres Group Business Combination Agreement.

Before the end of the fiscal year, on June 16, 2025, the Company consummated a Business Combination. Prior to such consummation, a series of previous steps had taken place, as follows:

On May 14, 2025, Moolec Science (Luxembourg) made effective a reverse stock split of its Ordinary Shares (the “Reverse Stock Split”) on the consolidation ratio of ten-to-one (the “Consolidation Ratio”), pursuant to which holders of Ordinary Shares received one Ordinary Share for every ten Ordinary Shares held.

On May 22, 2025, the Company changed its jurisdiction by redomiciling Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands. On the Effective Date, all of the shares of Moolec Science (Luxembourg), par value US$0.10 per share by operation of law became shares of Moolec Science (Cayman Islands), par value $0.10 per share (the “Ordinary Shares”).

After completion of the Reverse Stock Split, all references to the Ordinary Shares, share data, per share data and related information have been adjusted for the Consolidation Ratio to reflect the Reverse Stock Split. The Reverse Stock Split has consolidated each ten of the Ordinary Shares into one Ordinary Share, with a new par value of US$0.10 per Ordinary Share. Upon completion of the Reverse Stock Split, no fractional Ordinary Shares were issued, and any fractional Ordinary Shares resulting from the Reverse Stock Split were rounded up to the nearest whole Ordinary Share. Except for the adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did not have any dilutive effect on the shareholders.

On June 16, 2025, following the consummation of the Business Combination, the Company initiated integration processes across organizational, operational, and IT functions to support competitiveness and long-term sustainability. In parallel, management continued to advance the ongoing operations, which remain crucial to maintaining business continuity and supporting the successful execution of the integration and growth strategy. The consolidated results as of and for the year ended June 30, 2025 (“FY2025”) reflect purchase accounting. The prior period as of and for the year ended June 30, 2024 (“FY2024”) and for the year ended June 30, 2023 reflects the Predecessor on a stand-alone basis and does not include any effects of the Business Combination. As a result, variances between FY2025 and FY2024 primarily reflect changes in scope and basis of presentation rather than purely period-over-period operating trends, and therefore the periods are not directly comparable. Effective as of the Closing (i.e., June 16, 2025), the Company accounted for the Business Combination under IFRS 3, Business Combinations, using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal absorbed entity) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

Going Concern

The Business Combination, initially announced on April 17, 2025, in which the Company, Bioceres Group (formerly, Bioceres Group PLC, one of the main shareholders of the Company), Gentle Tech and Nutrecon entered into the Bioceres Group Business Combination Agreement, pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. The Business Combination was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025, with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3, Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025.

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that led to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs. Marinov, Kolatch and Crocco (or such other persons as may be nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation. The equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates (the “BIOX deconsolidation”). Even when there was a deconsolidation of the business, the Company will continue to be affected by BIOX business due to the HB4 royalty agreement. It is important to note that the effects of the loss of control in BIOX represents substantially all of the Company’s business.

As a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then, was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of US$36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of US$69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of June 30, 2025, the current debt amounts to US$58.0 million.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

As of June 30, 2025, the Group had a negative working capital amounting to US$204,860,444, and a shareholders’ deficit of US$82,873,602. Additionally, the Group reported recurring operating losses amounting to US$104,150,129.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)  about the ability of Moolec Science SA to continue as a going concern, currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, the Group will not be able to sustain its operations.

The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to substantial doubt about the Group’s ability to continue as a going concern.

Management has plans to address the Group’s financial situation as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of US$9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of US$91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of US$5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate). These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

However, there is no assurance that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The consolidated financial statements of Moolec Science SA do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

Accordingly, the financial statements of Moolec Science SA for periods prior to the Closing reflect the historical financial information of Bioceres Group. The financial information as of and for the year ended June 30, 2025 reflects the figures corresponding to Bioceres Group and incorporates the effects of applying the acquisition method to Moolec Science SA, Gentle Tech and Nutrecon, measured at fair value in accordance with IFRS 3.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Moolec Science SA, which we refer to in this annual report as “Moolec” was initially incorporated on May 23, 2022, as a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg. On May 22, 2025 (the “Effective Date”), the Company effected the Redomiciliation. See “Introductory Note—The Bioceres Group Business Combination Agreement.”

We present in this annual report the audited consolidated financial statements of Moolec as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023, which were prepared in accordance with IFRS, as issued by the IASB.

Effective as of the Closing (i.e., June 16, 2025), we accounted for the Business Combination under IFRS 3, Business Combinations, using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal subsidiary) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

Accordingly, the financial statements of Moolec Science SA for periods prior to the Closing reflect the historical financial information of Bioceres Group. The financial information as of and for the year ended June 30, 2025 reflects the figures corresponding to Bioceres Group and incorporates the effects of applying the acquisition method to Moolec Science SA, Gentle Tech and Nutrecon, measured at fair value in accordance with IFRS 3.

All references herein to “our financial statements,” “our audited consolidated financial information,” and “our audited consolidated financial statements” refer to the audited consolidated financial statements of Moolec included elsewhere in this annual report.

This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the notes thereto, included elsewhere in this annual report.

Our fiscal year ends on June 30th. References in this annual report to a fiscal year relate to our fiscal year ended June 30, 2025.

INDUSTRY AND MARKET DATA

This report includes industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well as estimates by our management based on such data. All of this information involves a variety of assumptions, limitations, and methodologies and is inherently subject to uncertainties, and you are cautioned not to give undue weight to such industry and market data.

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

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below is a summary of the principal risks and uncertainties that we face, organized under relevant headings. These risks are discussed in greater detail below.

Risks Relating to Our Business and Operations

We are subject to the following risks in respect of our business and our strategy:

●	we may face difficulties implementing our inorganic growth strategy, including in respect of integrating the operations of the business we have acquired or expect to acquire in the future;

●	integration with Bioceres Group, Nutrecon LLC, Nordelis, Union Group Ventures Limited, and Gentle Technologies Corp, may not be successful in achieving their intended benefits, cost savings and synergies and may disrupt current operations;

●	our financial statements for the year ended June 30, 2025 state that there is substantial doubt about our ability to continue as a going concern;

●	we are an early-stage, high-risk company with a history of losses and we may not achieve or maintain profitability;

●	we have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risk of investment;

●	price increases and shortages of raw materials could adversely affect our results of operations;

●	our failure to accurately forecast and manage inventory could result in unexpected shortfalls or surpluses of products, which could harm our business;

●	our future revenue depends on the success of our technologies and product developments, including our extrusion, fermentation, molecular farming and other technologies. We have limited data on the performance of such technologies to date, and our product development depends on assumptions that are inherently uncertain;

●	we may face difficulty servicing our indebtedness, including the convertible notes issued to Insud, Farmers, and BIOX;

●	conversion of the convertible notes, preference shares, and warrants would increase the number of ordinary shares and result in dilution to shareholders;

●	our financial statements have been prepared assuming we will continue as a going concern, however, uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern;

●	defaults by BSA and Bioceres LLC, while not triggering cross-default clauses in the Group’s remaining financial debt, could affect our financial conditions;

●	we will likely require additional financing to achieve our goals, and failure to obtain necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing, development and other operations;

●	our failure to successfully implement the restructuring process initiated following the business combination with Bioceres Group, among others, could materially and adversely impact the Company’s performance, operations and financial condition;

●	we may face difficulties implementing our inorganic growth strategy, including identifying suitable targets and integrating acquired operations;

●	we may acquire businesses, patents or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances;

●	if we fail to effectively utilize or expand our manufacturing and production capacity, or commercialize or license our intellectual property, our business, results of operations and brand reputation could be harmed;

●	we may face difficulties in collecting payments or royalties, which could have an adverse impact on our business;

●	our HB4 technology business depends on the success of the exclusive license granted to BIOX;

●	we operate in a privately owned facility conducting research with third parties under lease and service agreements with private companies and research universities;

●	our current operations depend in part on third-party agreements for supplies required to develop and scale our production and increase our stock of seed, feedstock, biomass and other raw materials;

●	reliance on third parties to grow our seeds could adversely affect our business;

●	we are developing a customer base for our fermentation and molecular farming-derived products, and failure to expand that base could adversely affect our sales and profitability;

●	we face significant competition, and many competitors have substantially greater financial, technical and other resources than we do;

●	to compete effectively, we must introduce and improve existing and new products that achieve market acceptance and enhance the output of our technology;

●	collaboration agreements we may seek to enter into with third parties may not be consummated or may not be successful;

●	the successful commercialization of our products depends significantly on our ability to produce high-quality products cost-effectively at scale, accurately forecast the demand for them, and to obtain necessary regulatory approvals;

●	our products require specific storage measures and have limited shelf life, which may not align with operational or market expectations;

●	commercialization of our products may face challenges arising from public perceptions of plant and strain engineered products (GMOs) and from ethical, legal, environmental, health and social concerns;

●	consumer habits and preferences for our products are difficult to predict and may change rapidly, and if we are unable to respond quickly to new trends, our business may be adversely affected;

●	our business activities are concentrated in a limited number of locations, making us susceptible to disruptions caused by natural disasters, climatic variations, disease, pests, or vandalism;

●	if our genetically engineered plants or strains fail to express or produce a sufficient yield of the targeted animal protein, ingredient or function, we may not be able to market our products in a timely manner or compete effectively;

●	if we are unable to attract, train and retain employees, we may not be able to grow or operate successfully;

●	food safety and food-borne illness incidents or advertising or product mislabeling may materially and adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our products;

●	defective-products lawsuits determined adversely to us could result in substantial damages for which insurance coverage may not be available;

●	limited brand awareness could affect our ability to sell products;

●	failure to develop our technology, products or brand could adversely affect our prospects;

●	reliance on information-technology systems exposes us to operational risks, and failures or cyber-attacks could impair our business;

●	we are subject to anti-corruption and anti-money laundering laws, and non-compliance could result in civil or criminal liability;

●	disruptions in the global economy, including high rates of inflation, the ongoing conflict in Israel and Palestine, the war in Ukraine, and the impact of pandemics, epidemics or disease outbreaks may adversely affect our business, results of operations and financial condition;

●	Latin America has experienced, and may continue to experience, adverse economic or political conditions, including considerable economic uncertainty that may impact our business, results of operations and financial condition; and

●	economic and political developments in Argentina, including regulations and restrictions, inflation and government controls may adversely affect the economy and our financial condition and results of operations.

Risks Relating to Our Industries

We are subject to the following risks in respect of our industries:

●	the overall agricultural, nutraceutical and food ingredient industries are susceptible to commodity price changes, and we are exposed to market risks from changes in commodity prices;

●	we are subject to industry-specific risks, which could adversely affect our operating results;

●	climate change and adverse weather conditions may negatively affect our business and operations; and

●	our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

Risks Related to Our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could lead to a loss of competitive advantage, and adversely affect our technology and business;

●	we and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate;

●	biotechnology patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could adversely affect our competitive position;

●	we will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we have sought protection;

●	we may be unsuccessful in developing, licensing or acquiring intellectual property rights that may be required to develop and commercialize our future products;

●	we or our customers may infringe intellectual property unknowingly and unintentionally affecting our reputation and our future plans for our products and competitiveness;

●	potential litigation relating to third party intellectual property rights infringement could prevent us from using certain technologies and products; and

●	requirements to pay royalties to employees who develop inventions commercialized by us may increase our operational costs.

Risks Relating to Laws and Regulation

We are subject to the following risks in respect of the relevant laws and regulation:

●	the regulatory environment in the United States for our current and potential future products is evolving and may change in the future, adversely affecting the speed and cost to launch our potential future products;

●	the regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty over how our products will be regulated;

●	government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect our operations and profitability;

●	we may use biological materials in our business and are subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly;

●	tax, legislative or regulatory initiatives, new interpretations or developments concerning existing tax laws, or challenges to our tax positions could adversely affect our results of operations and financial condition;

●	we are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in compliance with applicable laws;

●	failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010 and similar laws associated with our activities in other jurisdictions could subject us to penalties and other adverse consequences;

●	the JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies; and

●	we are an early-stage global company, operating in several jurisdictions and we may inadvertently omit any labor or civil registration law due to lack of qualified personnel.

Risks Relating to the Company

We are subject to the following risks in respect of our operating as a public company:

●	we will incur increased costs as a result of operating as a public company whose shares are listed on the Nasdaq, and its management will devote substantial time to new compliance initiatives;

●	our management has limited experience in operating a public company;

●	as we became a publicly traded company by means of consummating a de SPAC business combination, as opposed to an underwritten initial public offering, the process did not use the services of one or more underwriters, which resulted in less diligence being conducted; and

●	the resignation of Nomura as our exclusive financial advisor may indicate that it is unwilling to be associated with the disclosure in SEC filings and the underlying business analysis related to the de SPAC business combination.

Additional Risks Relating to Our Securities

Our shareholders are subject to the following risks:

●	sales of a substantial number of our securities in the public market by our existing securityholders, including our major shareholders, management and Nomura (pursuant to the Nomura Purchase Agreement), could cause the price of our Ordinary Shares and warrants to decrease significantly;

●	there can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market, which may result in restrictions to our listing and trading volume;

●	if our Ordinary Shares become subject to the penny stock rules, it may be more difficult to sell our Ordinary Shares;

●	the price of our securities may be volatile, and their value may decline;

●	our warrants are exercisable for our Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders;

●	a market for our securities may not continue, which would adversely affect the liquidity and price of our Ordinary Shares and Warrants;

●	if securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding Ordinary Shares adversely, then the price and trading volume of Ordinary Shares could decline; and

●	we do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Ordinary Shares.

Risks Relating to Investment in a Cayman Islands Company and Our Status as a Foreign Private Issuer

●	as a “foreign private issuer,” we are exempt from a number of U.S. securities laws and rules promulgated thereunder and will be permitted to publicly disclose less information than U.S. public companies must disclose. This may limit the information available to holders of the Ordinary Shares and may pose additional risks and less regulatory protection for our shareholders in comparison to domestic issuers;

●	we may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses, and this would subject us to GAAP reporting requirements which may be difficult for us to comply with;

●	because we are incorporated under the laws of the Cayman Islands you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited; and

●	the rights of our shareholders may differ from the rights they would have as shareholders of a United States corporation, which could adversely impact trading in Ordinary Shares and our ability to conduct equity financings.

Risks Relating to U.S. Tax

●	we believe we likely were a passive foreign investment company for U.S. federal income tax purposes for our taxable year ending June 30, 2025, and may be a PFIC for our current taxable year or future taxable years which could subject U.S. holders of the Ordinary Shares to adverse U.S. federal income tax consequences.

Risks Related to Our Business and Operations

We may face difficulties implementing our inorganic growth strategy, including in respect of integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business, such as the Business Combination with Bioceres Group, Nutrecon LLC, Nordelis, Union Group Ventures Limited, and Gentle Technologies Corp, which closed on June 16, 2025. We integrate acquired businesses with our existing operations, our overall internal control over financial reporting processes, and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations, and we may face difficulties servicing our debt obligations. We may not be able to effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will meet prior expectations or will not decrease.

Integration with Bioceres Group, Nutrecon LLC, Nordelis, Union Group Ventures Limited, and Gentle Technologies Corp, may not be successful in achieving their intended benefits, cost savings and synergies and may disrupt current operations.

The integration process of any newly acquired company may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, include, among other things:

●	failure of the business to perform as planned following the acquisition or achieve anticipated revenue or profitability targets;

●	delays, unexpected costs or difficulties in completing the integration of acquired companies or assets;

●	higher than expected costs, lower than expected cost savings or synergies and/or a need to allocate resources to manage unexpected operating difficulties;

●	difficulties assimilating the operations and personnel of acquired companies into our operations;

●	diversion of the attention and resources of management or other disruptions to current operations;

●	the impact on our or an acquired business’ internal controls and compliance with legal requirements

●	ineffective or inadequate controls, procedures, or policies at the acquired company;

●	multiple product lines or service offerings, as a result of our acquisitions, that are offered, priced, and supported differently;

●	adverse effects on our existing business relationships with business partners and customers as a result of the acquisition;

●	potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;

●	inability to maintain relationships with key customers, suppliers, and partners of the acquired business;

●	lack of experience in new markets, products, or technologies;

●	diversion of management’s attention from other business concerns;

●	use of resources that are needed in other parts of our business;

●	retaining key customers, suppliers and key personnel;

●	retaining and obtaining required regulatory approvals, licenses and permits;

●	operating risks inherent in the acquired business and our business;

●	lower than anticipated demand for product offerings by us or our licensees; and

●	unanticipated issues, debt, expenses and liabilities, including those arising from existing contractual obligations or litigation matters.

Our failure to successfully implement the restructuring process initiated following the Business Combination or to complete the integration of any acquired business and any adverse consequences associated with future acquisition activities, could have an adverse effect on our business, financial condition and operating results.

Completed acquisitions may result in additional goodwill and/or an increase in other intangible assets on our balance sheet. We are required annually, or as facts and circumstances exist, to assess goodwill and other intangible assets to determine if impairment has occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or the fair value of other intangible assets in the period the determination is made. We cannot accurately predict the amount and timing of any potential future impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be a material adverse effect on our financial condition and results of operations.

Our financial statements for the year ended June 30, 2025 state that there is substantial doubt about our ability to continue as a “going concern”.

As of June 30, 2025, we had a working capital deficit of US$204.9 million. Our financial statements for the year ended June 30, 2025 state that there is substantial doubt about our ability to continue as a going concern. While management plans to continue to focus on improving operational efficiency and cost reductions to improve our working capital, there can be no assurances that such plans will be successful. If we are unable to continue as a going concern, we may be required to liquidate our assets and could receive less than their carrying value as reflected in our financial statements. As a result, investors may lose all or part of their investment.

We are an early-stage and high-risk company with a history of losses and we may not achieve or maintain profitability.

Our net losses for the year ended June 30, 2025, were US$154.6 million. As of June 30, 2025, we had an accumulated deficit of US$57.3 million. We will need to generate significant revenues to achieve profitability, and we may not be able to achieve and maintain profitability in the near future or at all. Our future success will depend, in part, on our ability to grow revenue associated with further R&D, production partnerships and direct sales to distributors and food producers. In addition, our growth prospects rely on the successful commercialization and monetization of the HB4 royalties and the fermentation production platform in Synbio, the latter acquired through the Business Combination. The net losses we incur may fluctuate significantly from year to year, such that a period-to-period comparison of the results of our operations may not be a good indication of our future performance. We cannot ensure that we will generate increased revenues, successfully commercialize products or generate revenue from licensing needed to attain a level of profitable operations, and therefore our business has an inherently high risk of failure. Based on our history of losses, we do not expect that we will be able to fund our longer-term capital and liquidity needs through our cash balances and operating cash flow alone. Our current source of capital comes mainly from the issuance of convertible notes to our affiliates and investors. To fund our longer-term capital and liquidity needs, we expect we will need to secure additional capital. Our business plan and financing needs are subject to change depending on, among other things, the success of our efforts to increase revenue and our efforts to continue to effectively manage expenses.

We have a limited operating history, which makes it difficult to evaluate our current business and prospects and may increase the risk of investment.

We are an early-stage food-technology company with a limited operating history that to date has been focused primarily on R&D, conducting scientific research to develop our products, field trials, pursuing initial commercialization efforts and building our management team in both molecular farming and fermentation technologies. Investment in food technology development is a highly speculative endeavor. It entails substantial upfront R&D investment and there is significant risk that we will not be able to insert the genes in a particular plant to express a desired trait, or, once modified, we will not be able to replicate that trait across entire crops in order to commercialize the product candidate. Our operations involve investments in fermentation processes that function as biological “factories” to produce target proteins, enzymes, and other biomolecules. However, there is a significant risk that we may not be able to identify, select, or develop the appropriate microbial or cellular systems required to obtain the desired products at a commercially viable yield, quality, or cost. The complexity of these biological processes may result in delays, increased development expenses, or the inability to achieve scalable production. Moreover, the regulatory pathway for our product candidates can be uncertain and could add significant additional cost and time to development and may ultimately be unsuccessful.

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

Potential adverse outcome from dispute with INVIM Corporativo S.L. could have a material adverse effect on our business, results of operations and reputation.

On October 2, 2025, we received a notice of alleged breach from INVIM Corporativo S.L. asserting that we failed to pay an assignment price of $13 million under an Assignment and Assumption Agreement dated May 27, 2025. We have rejected INVIM’s assertion and intend to vigorously defend our position that no amount is due and payable under the Agreement. Nevertheless, disputes and legal proceedings are inherently uncertain, and if INVIM were to initiate proceedings and ultimately prevail, we could be required to pay some or all of the claimed amount, as well as interest, fees, and costs, and we could be subject to other remedies. Any such adverse outcome, or the costs and distractions of defending against these claims, could have a material adverse effect on our business, financial condition and results of operation. In addition, the dispute could divert management attention, increase legal and advisory expenses, and create reputational risk. See Item 8 – Financial Information – “Notice of Alleged breach”.

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

Our failure to accurately forecast and manage inventory could result in unexpected shortfalls or surpluses of products, which could harm our business.

We are required to produce inventories of certain of our products (mainly seeds) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, adversely affect cash flow, reduce the quality of inventory and ultimately result in inventory write-offs, which could have a material adverse effect on our business, results of operations and financial condition.

Our future revenue depends on the success of our technologies portfolio and product developments, including our extrusion, fermentation, molecular farming and other technologies. We have limited data on the performance of such technologies to date, and our product development depends on assumptions that are are inherently uncertain.

Our technology portfolio includes GLASO, which is fully approved for cultivation and commercialization in the United States, HB4 technology, which is fully approved for cultivation and commercialization in the United States for soybeans and wheat, among other jurisdictions; Eternal precision fermentation technology; and SPC technology, which has approvals for cultivation and commercialization in other jurisdictions, mainly in Argentina. We have successfully achieved approval for cultivation in US territory for our Piggy Sooy™ and PEEA1 crops through Regulatory Status Review clearance from USDA-APHIS. While these technologies provide a diversified platform, certain of them remain in the early stages of development and commercialization, and there can be no assurance that they will achieve the expected market adoption or financial performance.

To date, we have limited data on the ability of our technologies, which consist of developing a nuclear stable transformation of a crop to express a nutritional oil or an animal protein, within the protein bodies of the seed in order to produce a product consisting not only of the target oil/protein but the plant oil/protein as well, towards which we have devoted substantial resources to date as well as to the development of fungi-based alternative proteins.

We may not be successful in developing our technologies and products in a manner sufficient to support our expected scale-ups and future growth, or at all. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to the development of technologies and products designed to enable us to market industrial-scale manufacturing processes. We cannot guarantee that we will be successful in developing these technologies and products on the timeline we expect, or at all, and we may not be able to achieve our anticipated growth, revenues or profitability needed to continue our operations. If we are able to successfully develop our technologies and products, we cannot ensure that we will obtain regulatory approval or that, following approval, upon commercialization our technologies and products will achieve market acceptance. Any such delay or failure would materially and adversely affect our financial condition, results of operations and prospects. See “Item 4. Information on the Company—B. Business—Overview—Development Timeline and Process.”

We have a significant amount of indebtedness and may face difficulty servicing all of them, including the convertible notes issued to Insud, Farmers, and BIOX.

As of June 30, 2025, we had US$248.0 million of indebtedness, of which 92% is current. Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

We may elect to make in-kind interest payments under the notes issued to Insud through its affiliate INVIM Corporativo S.L., and issued to Farmers, and to BIOX, which will be capitalized. However, if we elect not to convert the Convertible Notes into ordinary shares at maturity, we will be required to pay the principal thereof in cash. Our ability to refinance the convertible notes will depend on the financial markets and our financial condition at such time. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Convertible Note issued to Bioceres Crop Solutions Corp.”

Conversion of the convertible notes, preference shares and warrants that we have issued, and issuance of shares pursuant to our share option plan would increase the number of ordinary shares and result in a significant dilution to shareholders.

On October 15, 2023, we issued to Insud through its affiliate INVIM Corporativo S.L. an aggregate principal amount of US$10 million convertible notes (due 2026), pursuant to a note purchase agreement among us and Insud, which, in accordance with our ongoing restructuring process, is currently under review. In addition, on December 4, 2023, we issued to Farmers a convertible note (due 2026) in an aggregate principal amount of US$940,000, while on September 17, 2024, we issued to BIOX a convertible note (due 2027) in an aggregate principal amount of approximately US$6.6 million which, in accordance with our ongoing restructuring process, is currently under review.

On December 9, 2024, Bioceres Group issued to Agriculture Investment Group Corp preference shares that are convertible into Ordinary Shares of the Company in an aggregate principal amount of US$15 million. Such preference shares accrue a PIK amount of 9% per annum (the “PIK Amount”), which the holder (along with the base number of preference shares) has a right to convert into Ordinary Shares within two years of the Business Combination Closing.

On the Business Combination Closing Date, we issued to Nordelis 500,000 warrants to acquire Ordinary Shares of the Company, exercisable within three years of such date.

The convertible notes we have issued to Insud, BIOX, Farmers, alongside the preference shares issued to Agriculture Investment Group Corp, and the warrants issued to Nordelis may be converted into our ordinary shares. The issuance of a substantial number of additional ordinary shares upon conversion of the notes, warrants and preference shares that we have issued and expect to issue will result in a significant dilution to the then existing holders of our ordinary shares and will increase the number of ordinary shares in the public market. Sales of substantial numbers of such ordinary shares in the public market could adversely affect the market price of our ordinary shares.

Further, the issuance of Ordinary Shares pursuant to the Incentive Plan, approved by our Board of Directors on September 20, 2024, may further contribute to the dilution of the ownership held by our current shareholders, as the vested shares under the Incentive Plan can be substantially sold in the public market, and lead to an adverse effect on the market price of our Ordinary Shares.

Defaults by BSA and Bioceres LLC could materially adversely affect our financial conditions

In June 2025, Bioceres S.A., one of our Argentine subsidiaries, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. has initiated a debt restructuring process for its financial debt, which amounts to US$36.4 million. In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of US$69.5 million. The creditor of Bioceres LLC conducted a public auction of 3,062,500 pledged BIOX shares pursuant to the New York Uniform Commercial Code and a sale on the open market of the 437,500-remaining pledged BIOX shares. As of the date of this report, the current debt amounts to US$58.0 million.

There are no cross-default clauses on the remaining financial debt of the Group. However, defaults by Bioceres S.A. and Bioceres LLC may materially and adversely affect the Group’s financial condition, ability to obtain credit, reputation or results of operations.

After June 30, 2025, the Company initiated voluntary bankruptcy proceedings in relation to Theo I SCSp, Bioceres S.A. and Bioceres LLC as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. This will result in the recognition of an estimated gain of US$9.5 million in the consolidated statement of profit or loss as of the derecognition date.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

The loss of control constitutes the derecognition event under IFRS 10.25. This will result in the recognition of an estimated gain of US$91.0 million and US$5.3 million in the consolidated statement of profit or loss as of the derecognition date, related to the loss of control of Bioceres S.A. and Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate)., respectively.

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

Our future capital requirements depend on many factors, including:

●	the number and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;

●	the expenses associated with our marketing initiatives;

●	investment in manufacturing to expand manufacturing and production capacity;

●	the costs required to fund domestic and international growth;

●	the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

●	any lawsuits related to our products or team that may be commenced against us;

●	the expenses needed to attract and retain skilled personnel;

●	the costs associated with being a public company; and

●	the timing, receipt and number of sales of future products.

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

We may face difficulties implementing our inorganic growth strategy, including identifying suitable targets and integrating acquired operations.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business, such as the ValoraSoy Acquisition. We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes. In addition, we may be unable to retain key customers and suppliers or key employees of acquired businesses or successfully implement our business plan for the combined business. Further, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will meet prior expectations or will not decrease.

We may acquire businesses, patents or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions or alliances.

We plan to selectively partner, in-license or acquire key enabling technologies, patents and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We currently have GLA exclusive licensing agreement with Arcadia Biosciences, Inc. for the commercialization of GLA worldwide. However, we may not be able to identify additional suitable targets or make acquisitions under satisfactory conditions, in particular on satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions in the context of existing operations.

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

If we fail to effectively utilize or expand our manufacturing and production capacity or the commercialization or license of our intellectual property, our business, results of operations and brand reputation could be harmed.

If we do not have sufficient capacity to meet our customers’ demands and to satisfy increased demand, we will need to expand our operations, supply, and manufacturing capabilities. However, there is risk in our ability to effectively scale production processes and effectively manage our supply chain requirements. As we continue to scale our production, we must accurately forecast demand for our products in order to ensure we have adequate available manufacturing capacity. We currently do not know what impact any current supply chain disruptions, including but not limited to labor shortages, consumer demand, challenges related to the war in Ukraine, challenges related to the conflict in Israel and Palestine, or export restrictions will have on our business. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) in order to meet the demand for our products, which could prevent us from meeting increased customer demand and harm our brand and our business and in some cases may result in penalties we must pay customers or distributors if we are unable to fulfill orders placed by them in a timely manner or at all.

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

We may face difficulties in collecting payments or royalties, which could have an adverse impact on our business.

Our customers, distributors and other counterparties may delay or fail to make payments owed to us under sales or service agreements, royalty agreements or licensing agreements. Counterparty non-payment or late payment may result from a variety of factors, including liquidity constraints among market participants, volatile commodity prices, crop failures or adverse weather events. Disputes regarding contract interpretation, performance, quality, or measurement can also delay or reduce our collections.

Any sustained inability to collect payments or royalties when due could materially adversely affect our liquidity and financial condition. We may also be required to modify contract terms or extend additional credit, and there can be no assurance that these measures will be successful or that we will recover amounts owed in full.

Our HB4 technology business depends on the success of the exclusive license granted to BIOX

BIOX may delay or fail to make payments owed to us under the HB4 exclusive license agreement. Counterparty non-payment or late payment may result from a variety of factors, including liquidity constraints among market participants, volatile commodity prices, crop failures or adverse weather events. Disputes regarding contract interpretation, performance, quality, or measurement can also delay or reduce our collections. Any sustained inability to collect payments or royalties when due could materially adversely affect our liquidity and financial condition. We may also be required to modify contract terms and or termination, and there can be no assurance that these measures will be successful or that we will recover amounts owed in full.

We operate in a privately owned facility conducting research with third-parties under lease and service agreements with private companies and research universities.

We conduct our research by means of lease and service agreements and contracts with universities and private companies. We cannot guarantee that these arrangements will be successful and yield the expected results, and that the engaged third parties will not make errors in their research activities or breach their obligations to us, which could result in substantial losses to us.

Our current operations depend in part on third-party agreements for supplies required to develop and scale our production and increase our stock of seed, feedstock, biomass and other raw materials.

Currently, our operations require an increase in the stock of our seeds and product development for our safflower platform, as well as R&D of soy and pea platforms since we have not yet reached the production stage. The seeds that we are developing in R&D stages are the primary raw materials necessary for the development of our portfolio.

In addition, our current operations require the use of chemical solvents, equipment, filters, and other research materials in order to increase our stock of viable seeds. The suppliers of these products manufacture their products at a limited number of facilities. A natural disaster, fire, power interruption, work stoppage or other calamity affecting any of these facilities, or any interruption in their operations, could adversely affect our ability to obtain required quantities of plant proteins in a timely manner, or at all, which could materially reduce our net product sales and have a material adverse effect on our business and financial condition.

Further, pursuant to the BIOX Soy Supply Agreement with Bioceres, we will pay a premium in respect of HB4® soy. We may not be able to translate this cost relating to higher raw materials into end products, which would adversely affect on our gross margins. Bioceres may be affected by negative weather factors that may impact their capacity to deliver soy to us. If Bioceres is unable to deliver soy to us pursuant to the BIOX Soy Supply Agreement, that could adversely affect on our cash position. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Convertible Note issued to Bioceres Crop Solutions Corp.”

Reliance on third parties to grow our seeds could adversely affect our business.

We rely on third-party parties to grow our seeds. If such third parties fail to meet our standards or contractual obligations, or if we are unable to continue to work with qualified partners on commercially acceptable terms, our business and results of operations could be materially adversely affected. In addition, potential disputes with or insolvencies or financial distress of our partners could disrupt our supply chain. If we are unable to successfully manage business risks arising from our reliance on third party growers or replace them in a timely manner and on terms satisfactory to us, our results of operations could be materially adversely affected.

We are developing a customer base for our fermentation and molecular farming-derived products, and our failure to expand that base could adversely affect our sales and profitability.

If customers do not perceive our product offerings to be of sufficient value, quality or innovation, or if we fail to offer innovative and relevant product offerings, and if we fail to develop a suitable pricing strategy, we may not be able to attract customers to purchase our products. We are focused on engineering plants to produce foreign molecules, such as oils or certain animal proteins. This is a technology that has not been widely introduced to the markets that we target and will require sufficient education to show the difference between our technology and other science-based food ingredients. In addition, our products could face difficulties in some jurisdictions due to regulatory requirements. If producers face challenges in adopting our products, if we are unable to adequately educate our customers and develop commercial relationships while emphasizing the difference in our technology, our sales and profitability may be adversely affected.

We face significant competition and many competitors have substantially greater financial, technical, and other resources than we do.

We face substantial competition in the development and commercialization of science-based food ingredients, including those derived from molecular farming, precision fermentation, and texturized plant-based protein technologies. Many of our competitors have significantly greater financial, technical, regulatory, and commercial resources than we do.

Our competitors include other molecular farming-focused companies (such as AlpineBio, Finally Foods, IngredientWerks Inc., Kyomei, Miruku Limited, Mooza Foods, NewMoo, PoLoPo Inc.), as well as companies active in the broader alternative protein and synthetic biology sectors (such as Impossible Foods Inc, Paleo and Ginko Bioworks, among others). Additionally, we compete with established ingredient suppliers such as Givaudan Group, International Flavors & Fragrances, DSM - Firmenich and Novonesis (Chr. Hansen).

These companies often have larger R&D teams, more advanced manufacturing capabilities, and extensive commercial and supply chain networks. As a result, we may not be able to match their development pace, scale of production, or pricing flexibility. Furthermore, ongoing technological advancements in areas such as genetic engineering and precision fermentation could render our products less competitive or obsolete.

Our ability to compete effectively depends, in part, on our success in controlling production costs, accelerating product development, improving supply chain efficiency, and driving customer adoption across our product portfolio – including our Valora line of soy and legume-based texturized proteins. Failure to achieve these objectives, or the emergence of superior technologies or business models by competitors, could adversely affect our business, operating results, and prospects.

To compete effectively, we must introduce and improve existing and new products that achieve market acceptance and enhance the output of our technology.

To compete effectively and generate revenue, we must successfully advance and commercialize products from our molecular farming, precision fermentation, and plant-based ingredient platforms. This requires us to improve existing products, introduce new ones from our development pipeline, and demonstrate the technical and economic feasibility of our technologies. Failure to anticipate or respond to technological advances, regulatory changes, consumer requirements, or shifts in consumer preferences could adversely affect our ability to generate revenue.

The development of ingredients and proteins using molecular farming and precision fermentation is inherently complex, costly, and time-consuming, often requiring multiple years of laboratory, greenhouse, and field trials. Significant investments and commitments - including R&D resources and potential licensing or milestone payments – are often required before knowing whether the product will achieve technical success, regulatory approval, or market acceptance.

Products under development face several risks, including:

●	Difficulty in scaling agricultural production due to climatic variability or cost overruns;

●	Low farmer adoption of crops expressing target proteins;

●	Field performance variability;

●	Delays or denials in regulatory approvals in intended markets;

●	Higher-than-expected processing or production costs;

●	Rapid shift in consumer preference or regulatory environment affecting demand;

●	Competition from products with superior taste, functionality, or cost;

●	Challenges in achieving scalable and economical production;

●	Inability to secure, maintain, or commercialize relevant intellectual property rights;

●	Emergence of superior or equivalent technologies developed by third parties; and

●	Exposure to nature or climate-related risks.

Accordingly, if we experience any significant delays in the development or introduction of new products or if our new products do not achieve market acceptance, our business, operating results and financial conditions would be adversely affected. See “Item 4. Information on the Company—B. Business Overview—Development Timeline and Process.”

Collaboration agreements we may seek to enter into with third parties may not be accomplished or successful.

We may seek to enter into collaboration arrangements with third parties for the development or commercialization of our products, such as the Bunge Collaboration Agreement. We will face, to the extent that we decide to enter into collaboration arrangements, significant competition in seeking appropriate partners. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement, and maintain. Further, we cannot guarantee that such collaboration agreements will be renewed on commercially acceptable terms. We may not be successful in our efforts to establish and implement collaboration, or other alternative arrangements should we so choose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us. Any collaboration/marketing/wholesale/research agreements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

The successful commercialization of our products significantly depends mainly on our ability to produce high-quality products cost-effectively at scale, accurately forecast the demand for them, and to obtain the necessary regulatory approvals.

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

In addition, because of the length of time it takes to produce commercial quantities of marketable seeds, we will need to make seed production decisions well in advance of product sales. The process that we may use to produce oil and concentrate and isolate proteins is based on technologies currently being used in the industry. We have access to a pilot plant where the wet-concentration process for protein recovery is being validated. Our ability to accurately forecast supply can be adversely affected by several factors outside of our control, including unexpected challenges in the process, changes in market conditions, environmental factors, such as pests and diseases, and adverse weather conditions. A shortfall in the supply of our products may reduce product revenue, damage our reputation in the market, and adversely affect relationships. Any product surplus we have on hand may adversely affect cash flows, reduce the quality of our inventory, and ultimately result in write-offs of inventory. While we estimate that the potential size of our target markets for our products is significant, that estimate has not been independently verified and is based on certain assumptions that may not prove to be accurate. Our ability to accurately forecast demand is dependent on the timing of customer decisions, qualification cycles, and other factors outside of our control. As a result, these estimates could differ materially from actual market sizes, which could result in decreased demand for our products and therefore adversely impact our future business prospects, results of operation and financial condition.

Our products require specific storage measures and have a limited shelf life, which may not align with operational or market expectations.

Our products are subject to specific measures with regard to their maintenance in storage, particularly GLASO. The final product is stored in sealed plastic bags to prevent changes in moisture that can lead to the acceleration of oxidation, formation of lumps, and alterations of the characteristics of the product. Sealed bags also prevent the powder from any contact with insects or odors, and delay oxidation. The temperature should be kept below a specific temperature to prevent microbial growth and oxidation. Direct sunlight in the storage environment should be avoided. Brown paper bags with a plastic layer inside are advised since they prevent the isolates from light. A change in any of these conditions may affect the shelf life and the properties of the product significantly, which may consequently adversely affect our business. See “Item 4. Information on the Company—B. Business Overview – Moolec’s Platforms and Key Products.”

Commercialization of our products may face challenges from public perceptions of plant and strain engineered products (GMOs) and from ethical, legal, environmental, health and social concerns.

The successful commercialization of our products depends, in part, on public acceptance of molecular farming/bio-engineered, and/or molecular biology-derived products. The majority of our products are GMOs and negative social perception about GMOs, or our technology may adversely affect our business.

Consumers may not understand the nature of our technologies, which consist of the nuclear stable transformation of a crop or microorganism to express an oil or an animal protein within the protein bodies of the seed or microorganism for the product to consist in an ingredient containing not only the engineered protein but the plant or host protein as well. Consumers may also not understand the scientific distinction between our molecular farming products and other plant-based protein or science-based food ingredients products. As a result, they may transfer negative perceptions and attitudes regarding our products. A lack of understanding of our technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about genetic engineering or GMOs by claiming that plant or yeast products developed using biotechnology are unsafe for consumption or their use poses a risk of causing damage to the environment, or creates legal, social and ethical dilemmas. The commercial success of our products may be adversely affected by such claims, even if unsubstantiated. In addition, opponents of biotechnology have vandalized the farmers’ fields where biotech seeds were planted, and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of our farmers, our field-testing sites or our research, production or other facilities, could adversely affect our sales and our costs.

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

Consumer habits and preferences for our products are difficult to predict and may change rapidly, and if we are unable to respond quickly to new trends, our business may be adversely affected.

Our business is focused on the development, manufacturing, marketing, and distribution of science-based food ingredients. Consumer demand could change based on a number of factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients, and shifts in preference for various product attributes. If consumer demand for our products decreases, our business and financial conditions would suffer. In addition, sales of science-based ingredients are subject to evolving consumer preferences to which we may not be able to accurately predict or respond. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including economic factors, social trends such as more sustainable and healthy approaches. Views towards healthy eating and plant-based products are trendy in nature, with constantly changing consumer perceptions; however, utilizing animal proteins within plants has not been introduced into the market.

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

Our business activities are concentrated in a limited number of locations, making us susceptible to disruptions caused by natural disasters, climatic variations, disease, pests, or vandalism.

We conduct our activities in geographic regions that are subject to climate disasters or other natural disasters that could negatively affect our business and the development and increase of our operations. Natural disasters, such as hurricanes, droughts, fires, floods, tornados, earthquakes, diseases or pests, or intentional or negligent acts, including acts of vandalism, could damage or destroy our equipment, inventory, development projects, field trials or data, and could cause us to incur significant additional expenses to repair or replace the damaged physical facilities, which in the case of seed production may be the result of years of development work that is not easily or quickly reproduced, and increase the time required to development schedule for our pipeline of product candidates. If our early testing of pipeline products is unsuccessful, we may be unable to complete the development of product candidates on a timely basis or at all. Additionally, field trials, which may take years to be concluded, are costly, and any field trial failures that we may experience may not be covered by insurance and, therefore, could result in increased costs, which may adversely affect our business and results of operations.

In addition, we rely on early testing and research, including laboratory research, greenhouse activities, and field trials, to demonstrate the efficacy of product candidates that we develop and evaluate. Field trials allow us to test product candidates in the field as well as to increase seed production, and to measure performance across multiple geographies and conditions. Successful completion of early testing is critical to the success of our product development and scale-up efforts. Field trials for event selection and field trials for gathering regulatory information in 2024 occurred in three different locations in the United States. If our ongoing or future testing is unsuccessful or produces inconsistent results or unanticipated adverse effects on the agronomic performance of our crops, or if the testing does not produce reliable data, our product development efforts could be delayed, subject to additional regulatory review or abandoned entirely. Further, in order to support our commercialization efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, we cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful.

If our genetically engineered plants or strains fail to express or produce a sufficient yield of the targeted animal protein, ingredient or function, we may not be able to market our products in a timely manner or compete effectively.

We rely heavily on the research and development of our products. We are focused on engineering plants to produce foreign molecules within them, such as oils or certain animal proteins. This process requires significant research and testing in order to produce a sufficient amount of oil or animal protein in order to be commercially viable. If the tests of our products do not yield a sufficient amount of the oil or animal protein within the plant, we may be required to begin the research and development process anew for certain products or spend a significant amount of time and resources in order to achieve the targeted outcome.

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

If we are unable to attract, train and retain employees, we may not be able to grow or operate successfully.

Our success depends in part on our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and business model, and can effectively represent our brand and establish credibility with potential business partners and customers. The ability, expertise, motivation, judgment and discretion of our employees, including our technical team, are key to the development of our business. In addition, our ability to manage our anticipated growth depends on our ability to recruit and retain qualified personnel prepared to face major challenges with regard to technology and innovation. Our ability to retain our employees is influenced by the economic environment and the fact that our operations are spread in different locations.

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

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, and comparable state laws. Food recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential material adverse effect on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants, and pathological organisms into consumer products as well as product substitution. Recently issued FDA regulations will require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Defective products lawsuits determined adversely to us could result in substantial damages, for which insurance coverage may not be available.

We may be held liable if any product we develop, or any product that uses or incorporates any of our technologies, is found unsuitable during marketing, sale or consumption. For example, the detection of an unintended trait in a commercial seed variety, or the crops and products produced may result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. The costs of implementing these remedies could exceed or be outside the scope of our existing or future insurance policies. Concerns about seed quality could also lead to additional regulations being imposed on our business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or additional regulations relating to the integrity of the food supply chain from the farm to the finished product.

Limited brand awareness could affect our ability to sell products.

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

Failure to develop our technology, products and brand, could adversely affect our prospects.

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

Reliance on information-technology systems exposes us to operational risks, and failures or cyber-attacks could impair our business.

We are increasingly dependent upon third-party information technology systems to operate our business. These systems may contain confidential information (including personal data, trade secrets or other intellectual property, or proprietary business information). The nature of digital systems, both internally and externally, makes them potentially vulnerable to disruption or damage from human error and/or security breaches, which include, but are not limited to, ransomware, data theft, denial of service attacks, sabotage, industrial espionage, cyberattacks or cyber-intrusions and computer viruses. Further, the risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. This risk may be further enhanced as the techniques and tools used in cyber-attacks have evolved rapidly and now use advanced automation and artificial intelligence. Any of such events may be difficult to detect, and once detected, their impact may be difficult to assess and address. In addition, if any such event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, the further development of our product candidates could be delayed, which could adversely affect our business, financial condition, and operating results, and could adversely affect our share price.

In addition, the information technology systems we use may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures, malware, and viruses. If we are unable to execute our disaster recovery plans or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.

We are also subject to numerous laws and regulations designed to protect personal data, such as the European national laws implementing the General Data Protection Regulation as well as the UK General Data Protection Regulation. These data protection laws introduced more stringent data protection requirements and significant potential fines, as well as increased our responsibility and potential liability in relation to personal data that we process. We have put mechanisms in place to ensure compliance with applicable data protection laws, but there can be no guarantee of their effectiveness.

We are subject to anti-corruption and anti-money laundering laws and non-compliance could result in civil or criminal liability.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C.§201, the U.S. Travel Act, the USA PATRIOT Act, Argentine Law No. 27,401, as amended, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party collaborators, joint venture and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries, including those that are known to present a high corruption risk such as India, China, and Latin American countries. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will always comply with these laws. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export licenses, reputational harm, adverse media coverage, and other negative consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial conditions could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial conditions.

Disruptions in the global economy, including high rates of inflation, the ongoing conflict in Israel and Palestine, the war in Ukraine and the impact of pandemics, epidemics or disease outbreaks may adversely affect our business, results of operations and financial condition.

The global economy has been adversely affected by a variety of factors such as global high rates of inflation, economic crises including recessions and uncertainty regarding protracted U.S. federal debt ceiling negotiations, actual or threatened war, terrorist activity, political unrest, civil strife, the spread or fear of spread of contagious diseases in locations where our products are sold, man-made or natural disasters, and other geopolitical uncertainty. These economic conditions can arise suddenly, and the full impact of such conditions can be difficult to predict. As a result, we may experience price volatility and increases and supply disruptions, among other consequences. In addition, geopolitical and domestic political developments, such as existing and potential trade wars and other events beyond our control, such as the ongoing conflict in Israel and Palestine, in addition to the Ukraine, and a possible escalation of such conflicts or contagion to neighboring regions, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets.

In addition, the outcome of the most recent U.S. presidential elections may continue to introduce significant uncertainties in the global economy. Political transitions following the elections, including changes in leadership and implementation of new policy agendas, may result in shifts in regulatory and fiscal policies, trade agreements, and other economic factors. The period following the election may also be characterized by volatility in financial markets, currency fluctuations, and broader economic instability as markets react to actual or anticipated policy changes. Any substantial changes in U.S. foreign or domestic policies, including modifications to trade agreements, tariffs, or international relations, may impact global economies, including the Argentine economy and contribute to economic uncertainty and volatility. These developments could negatively influence our financial results and future growth prospects.

Further, our Argentine operations could be affected by any general business restrictions imposed by the government due to its political and economic instability. These adverse and uncertain economic conditions may impact distributors, retailers, foodservice, and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, distributors, customers and consumers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in federal economic policy and international trade disputes. A decrease in consumer discretionary spending may also result in consumers reducing the frequency and amount spent on plant-based food. Distributors and customers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing and future customers and our ability to attract new consumers, the financial condition of consumers and our ability to provide products that appeal to consumers at the right price. Decreases in demand for products without a corresponding decrease in costs would put downward pressure on margins and would adversely affect our financial results. Prolonged unfavorable economic conditions or uncertainty may adversely affect our sales and profitability and may result in consumers making changes to their discretionary spending behavior on a more long-lasting or even permanent basis.

Latin America has experienced, and may continue to experience, adverse economic or political conditions, including considerable economic uncertainty that may impact our business, financial condition and results of operations and financial conditions.

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

Further, in Argentina, the fluctuation in currency exchange rates, the gap between the official and alternative exchange rates, and high inflation, along with the measures attempting to control inflation adopted by the Argentine government, caused a deepening recession during the last years. While the large inflationary spike seen in 2023 has moderated under the current policy mix, inflation remained elevated in 2024 and into 2025 — and the exchange-rate environment has continued to be volatile: the gap between official and alternative rates narrowed from the very wide spreads of 2024 but has at times re-widened across 2025 depending on market conditions. Accordingly, the fluctuation of the peso, multi-rate exchange regime and high (albeit moderating) inflationary pressures continue to present material risks to operating results and financial condition, including increased input costs, constrained domestic demand, foreign-exchange exposures and higher rates of business failure among smaller counterparties.

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

On December 20, 2023, Emergency Decree 70/2023 entitled “Bases for the Reconstruction of the Argentine Economy” (“Decree 70/2023”) was published in the Official Gazette, repealing and amending several laws. The most relevant measures contained in the Decree 70/2023 include the declaration of public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025, as well as measures ranging from the repeal of regulations on housing lease contracts, supply of basic necessities, commercialization of mass consumption products, to the modification of the corporate form of companies in which the State has a stake. Moreover, Decree 70/2023 contains a labor chapter with 44 sections by means of which changes in the labor regulations in force are ordered. With respect to the latter, different precautionary measures, contained in actions for injunctive relief, have recently been granted, temporarily suspending the application of the labor chapter of Decree 70/2023. All these precautionary measures, filed mainly by labor unions, have been appealed by the National Government of Javier Milei. Currently, it is not possible to confirm what the outcome of these measures filed against Decree 70/2023 will be. In addition, Decree 70/2023 is still subject to a subsequent legislative control established in section 99, paragraph 3, of the National Constitution and in Law 26,122. According to the provisions of the latter, Decree 70/2023 will remain in force until it is rejected by both Chambers of Congress. On March 14, 2024, after failing to comply with the deadlines stipulated by Law 26,122 for the Permanent Bicameral Commission to consider Decree 70/2023, the Senate of the Nation opened special sessions in which it voted for the rejection of Decree 70/2023. As of the date hereof, Decree 70/2023 continues to be subject to the legislative review procedure set forth in Section 99, paragraph 3, of the National Constitution and Law No. 26,122. While the Senate of the Nation voted for its rejection on March 14, 2024, the final legal status of Decree 70/2023 remains uncertain, as its effectiveness ultimately depends on the outcome of the legislative process as a whole. Accordingly, no assurance can be given as to whether Decree 70/2023 will remain in force, be partially invalidated, or be repealed in its entirety.

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

On the same date, the National Congress approved Law No. 2774 on tax measures, including moratorium and tax amnesty regimes and amendments to the Personal Assets Tax, Income Tax, and Special Regime for Small Taxpayers, among others (“Tax Package”). The aim of this bill is, among others, to achieve the voluntary payment of taxes by taxpayers and responsible parties, who, if they join the regime, will obtain different benefits according to the type of adhesion and the type of debt they have.

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

Argentina’s political landscape remains subject to uncertainty following the mid-term legislative elections held on October 27, 2025, in which the ruling party, La Libertad Avanza, obtained 40.84% of the national vote. While the electoral outcome strengthened the administration’s political standing, its ability to advance or sustain its economic, regulatory and fiscal agenda will continue to depend on the evolving composition and alliances within Congress, as no single party holds an absolute majority. As a result, key legislative initiatives—particularly those relating to structural reforms, fiscal consolidation, deregulation and modifications of the existing emergency decree framework—may still face negotiation delays, amendments or rejection. Any shifts in congressional support or policy direction could generate renewed regulatory uncertainty, affecting macroeconomic stability, inflation dynamics, market expectations, and the general business environment. Such developments could adversely impact our operations, financial conditions and results of operations.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP increased 1.8% in 2018 and 1.2% in 2019, followed by a decrease of 3.9% in 2020, and increases of 4.6% in 2021, 2.9% in 2022, 2.9% in 2023, presenting an increase of 3.7% as of the six-month period ended June 30, 2024. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

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

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 27.9% accumulated as of November 2025, 118% in 2024, 211% in 2023, 94.8% in 2022 and 50.9% in 2021. Nevertheless, if inflation returns to the percentages reached on previous years or continue to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

Following the October 2023 presidential and federal congressional elections, Javier Milei was elected President of Argentina, officially assuming office on December 10, 2023. Upon taking office, President Milei signed a decree to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. In December 2023, he also tabled a bill to the Argentine National Congress that focused on mass privatization, deregulating certain sectors, and easing labor market rules. The economic reforms implemented when the government took office have already shown results, notwithstanding that uncertainty remains regarding the overall macro-economic performance, which may adversely affect the Argentine economy, stock market prices, and our business, financial condition, and operational results. No assurances can be made as to the policies that may be implemented by the new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations.

The social, political and economic impact of the reforms and measures announced and implemented to the date of this annual report by the Argentine government, such as the ambitious deregulation plan implemented and continuing to be implemented through Decree 70/2023 and the Bases Law, the consequences of such law and the Tax Package and the impact of future reforms, measures and policies that may be proposed by the Milei administration remain uncertain, and could adversely affect the Argentine economy or our business, financial condition or results of operations.

Risks Related to Our Industries

The overall agricultural, nutraceutical and food ingredient industries are susceptible to commodity price changes, and we are exposed to market risks from changes in commodity prices.

Conditions in the United States agricultural industry and the Argentine agricultural industry significantly impact our operating results. Changes in the prices of commodities could result in higher overall costs along the agricultural and commercial supply chains, which may negatively affect our ability to commercialize our products. We are susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate.

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

Our products are used as ingredients in food production. We are subject to risks associated with economic, product quality, food safety, or other factors inherent to the food industry, which may adversely affect us. In addition, as we increase our investment in the flavors and ingredients businesses, we are exposed to increased risks related to rapidly changing consumer preferences and the impacts these changes could have on the success of certain of our customers.

Climate change and adverse weather conditions may negatively affect our business and operations.

The ability to grow our products may be negatively affected by adverse weather conditions, including windstorms, floods, drought and extreme temperature, which may be influenced and intensified by carbon dioxide and other greenhouse gases in the atmosphere. Unfavorable growing conditions and natural disasters can reduce both crop size and crop quality, and in extreme cases may cause us to lose entire harvests in some geographic areas. If such weather conditions and climate change negatively affects agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as our soy and pea plants, among others. Due to climate change, we may also be subjected to decreased availability of water, deteriorated quality of water, or less favorable pricing for water, which could adversely impact manufacturing operations. In addition, the ability to grow our products may be negatively affected by adverse weather conditions, including windstorms, floods, drought, and extreme temperatures. Negative effects on agricultural productivity caused by climate change in the locations where we operate may lead to adverse long-term impacts on our business and results of operations.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and harvest seasons and is expected to result in highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. As we increase the variety of products sold within our current markets, and expand into new markets in different geographies, the seasonality of our business may change. Therefore, our business may be more seasonal or experience seasonality in different periods than anticipated.

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

We rely on a combination of intellectual property laws and agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be sufficient to prevent disclosure, infringement, or misappropriation of our confidential information. Our confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information. We also have limited control over the protection of trade secrets used by our collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated by a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we may not be able to assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor (for example, by reverse engineering), or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced, and our business could be adversely impacted.

We and our customers depend on patents, copyrights, trademarks, know-how, trade secrets, and other forms of intellectual property protections, but these protections may not be adequate.

We rely on a combination of know-how, trade secrets, patents, copyrights, trademarks, and other intellectual property laws, nondisclosure and other contractual arrangements, and technical measures to protect many of our products, services and intangible assets. These rights are important to our ongoing operations. There can be no assurance that these protections will provide a unique or meaningful competitive advantage in our offerings or otherwise be commercially valuable. In addition, we may not be successful in obtaining additional intellectual property or enforcing our intellectual property rights against unauthorized users. Our exclusive rights under certain of our products and services are protected by patents, and when patents covering a product or service expire, loss of exclusivity may occur, which may force us to compete with third parties, thereby negatively affecting our revenue and profitability.

Our proprietary rights may be invalidated, circumvented, or challenged. We may in the future be subject to proceedings seeking to oppose or limit the scope of our patent applications or issued patents. In addition, in the future, we may need to take legal actions to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity or scope of the proprietary rights of others. Legal proceedings are inherently uncertain, and the outcome of such proceedings may be unfavorable to us. Any legal action regardless of the outcome might result in substantial costs and diversion of resources and management attention. Although we use reasonable efforts to protect our proprietary and confidential information, there can be no assurance that our confidentiality and non-disclosure agreements will not be breached, our trade secrets will not otherwise become known by competitors, or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Even if the validity and enforceability of our intellectual property is upheld, an adjudicator might construe our intellectual property not to cover the alleged infringement. In addition, intellectual property enforcement may be unavailable or practically ineffective in some countries. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or that third parties will not design around our intellectual property claims to produce competitive offerings. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales, or otherwise harm our business.

While we are not party to such suits at this time, we may become subject to such litigation in the future. Such cases could also adversely impact public perception and the demand for science-based food ingredients products, which could subsequently result in decreased demand for our products and materially adversely affect our business and operations.

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

Biotechnology patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could adversely affect our competitive position.

The patent positions of biotechnology companies and other actors in our fields of business can be highly uncertain and involve complex scientific, legal, and factual analyses. The interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed, or circumvented. Challenges to our, or our licensors’ patents and patent applications, if successful, may result in the denial of our, or our licensors’ patent applications or the loss or reduction in their scope. In addition, defending against such challenges may be costly and involve the diversion of significant management time and our resources. Accordingly, rights under any of our patents may not provide us with enough protection against competitive products or processes and any loss, denial or reduction in scope of any of such patents and patent applications may have a material adverse effect on our business.

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

Competitors may use our technologies in jurisdictions where we or our licensors do not pursue and obtain patent protection. Further, competition may export products that would otherwise infringe upon our intellectual property rights to territories where we or our licensors have patent protection, but where the ability to enforce those patent rights is not as strong as in the United States. These products may compete with our products and our intellectual property rights, and such rights may not prevent such competition.

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

In addition, there is a possibility that our technologies may be viewed by competitors as an infringement on their intellectual property rights, even in a case where we believe they do not. This may lead to litigation that could create a significant cost for us and adversely affect our business and operations as well as our public perception and goodwill.

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

As the agricultural biotech industry continues to develop, we, our customers, collaborators or licensees may become party to, or be threatened with, litigation or other proceedings regarding intellectual property or proprietary rights in our technology and processes. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made in respect of the intellectual property rights we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our customers, collaborators or licensees, would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our customers, collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a material adverse effect on our business.

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

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed seed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights, and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made in respect of the intellectual property rights we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees, would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a material adverse effect on our business.

Risks Relating to Laws and Regulation

The regulatory environment in the United States for our current and potential future products is evolving and may change in the future, adversely affecting the speed and cost to launch our potential future products.

Changes in applicable regulatory requirements could result in a substantial increase in the time and costs associated with developing our products and adversely affect our operating results. While the USDA and FDA currently have petition processes that we have initiated, these processes and the manner in which the USDA and FDA interpret their regulations may change in the future, adversely affecting the speed and cost with which we launch our potential future products. We cannot predict whether advocacy groups will challenge existing regulations and USDA or FDA determinations or whether the USDA or FDA will alter the manner in which it interprets its own regulations or institutes new regulations, or otherwise modify regulations in a way that will subject our products to more burdensome standards, thereby substantially increasing the time and costs associated with developing our product candidates. While we do not have any USDA-APHIS petitions pending, we may submit petitions in the future.

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

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. In addition, as we grow our business, we may be required to secure additional permits and licenses. Finally, future government policies in the United States or in other countries may discourage our customers from using our products or encourage the use of products that are more advantageous to our competitors, which would put us at a commercial disadvantage and could adversely affect our future revenues and results of operations.

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

We currently have limited operations; however, we have relationships with multiple jurisdictions throughout the world including the United Kingdom, the Cayman Islands, the United States, Argentina and the Netherlands. As such, we are subject to the tax laws and regulations of various jurisdictions, including U.S. federal, state, and local governments and could be potentially subject to additional tax laws and regulations in additional jurisdictions. From time to time, various legislative initiatives may be proposed that could adversely affect our tax positions, and existing legislation, such as the 2017 U.S. Tax Cuts and Jobs Act, may be subject to additional regulatory changes or new interpretations. There can be no assurance that our effective tax rate or tax payments will not be adversely affected by these initiatives.

In addition, the tax laws of several of the countries in which we operate, including Argentine and U.S. federal, state and local tax laws and regulations, are extremely complex and subject to varying interpretations. It is possible that the outcomes from examinations or interpretations by taxing authorities or changes in laws, rules, regulations, or interpretations by taxing authorities could have a material adverse effect on our financial condition or results of operations.

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

We currently qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, which we refer to as the “JOBS Act.” As such, we take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information they deem important. We will cease to be an emerging growth company upon the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the Securities and Exchange Commission (the “SEC”)) or more;

●	the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is currently expected to be June 30, 2026, unless we change our fiscal year;

●	the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or

●	the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the Exchange Act, which would occur in future fiscal years if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently-completed second fiscal quarter.

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

We are an early-stage global company, operating in several jurisdictions and we may inadvertently omit any labor or civil registration law due to lack of qualified personnel.

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

We expect to incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs may increase our net loss. For example, these rules and regulations could make it more difficult and more expensive for us to obtain director and officer liability insurance and as a result, we may be forced to accept reduced policy limits or incur substantially higher costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our Board or as executive officers. Furthermore, due to the increase in our shareholders’ base, costs related to shareholders’ communication will increase as a result of the listing of our shares on Nasdaq.

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

Because we became a public reporting company by means other than a traditional underwritten initial public offering, our shareholders may face additional risks and uncertainties.

Because we became a public reporting company by means of consummating a de SPAC business combination rather than by means of a traditional underwritten initial public offering, there was no independent third-party underwriter involved in the going public process of the combined company, and, accordingly, our shareholders did not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in an initial public securities offering. Due diligence reviews typically include an independent investigation of the background of a company, any advisors of the company and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. While private investors and management in our business combination undertook a certain level of due diligence, it was not necessarily the same level of due diligence undertaken by an underwriter in a traditional initial public offering and, therefore, there could be a heightened risk of an incorrect valuation of the business.

The resignation of Nomura as our exclusive financial advisor may indicate that it is unwilling to be associated with the disclosure in SEC filings and the underlying business analysis related to our initial business combination.

On June 29, 2022, Nomura resigned from its role as our exclusive financial advisor, effective as of April 27, 2022, and waived its entitlement to the payment of any fees or expense reimbursements. On March 30, 2022, prior to the resignation of Nomura, the SPAC Rule Proposals relating to, among other items, disclosures in SEC filings and the treatment of investment banks in connection with business combination transactions involving special purpose acquisition companies. The uncertainty related to the treatment of investment banks following the SPAC Rule Proposals was the reason Nomura gave for its resignation. Nomura did not have a role in the negotiation of any materials related to or arising out of our initial business combination and had no role in any subsequent preparation of the disclosure in SEC filings. Neither Moolec Science Ltd. nor LightJump (our predecessor entities) relied on Nomura in the preparation and analysis of materials related to the initial business combination.

We note that Nomura was provided with the disclosures in SEC filings pertaining to its roles and resignation, however we did not receive a response from Nomura whether they agree with either the risks or the conclusions stated therein that are associated with its role and resignation. While Nomura did not provide any additional detail in its resignation letters either to Moolec or to the SEC, such resignation may be an indication by Nomura that it does not want to be associated with the disclosure in SEC filings, including any discussion related to reasons for its withdrawal, or the underlying business analysis related to the initial business combination. Shareholders and investors should not place any reliance on the fact that Nomura has been previously involved with the Business Combination solely as it was engaged as the exclusive financial advisor to Moolec.

Additional Risks Relating to Our Securities

Sales of a substantial number of our securities in the public market by our existing securityholders, including management, could cause the price of our Ordinary Shares and warrants to decrease significantly.

Sales of a substantial number of Ordinary Shares in the public market by our existing securityholders, including management, or the perception that those sales might occur, could depress the market price of our Ordinary Shares and warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares and warrants.

There is substantial doubt about whether we will be able to comply with the continued listing standards of the Nasdaq Capital Market, which may result in restrictions to our listing and trading volume.

Our Ordinary Shares are currently listed on the Nasdaq Capital Market. Our continued eligibility for listing depends on our ability to satisfy the continued listing standards of Nasdaq. Those listing standards generally require that we have $500,000 of net income from continuing operations, or at least $2.5 million in stockholders’ equity or at least $35 million in market capitalization. In addition, we need to maintain an average stock price per share of at least $1.00 and a “public float” (equity held by non-affiliates) of at least $1 million. There is substantial doubt whether we will be able to company with these continued listing standards.

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

We may be automatically delisted from the Nasdaq Capital Market because our Ordinary Shares have been trading at less than $1.00 per share.

Companies listed on Nasdaq are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days, pursuant to the NASDAQ Listing Rule 5450(a)(1).

On November 14, 2025, the Company received a determination letter (the “Nasdaq Determination Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the closing bid price of the Company’s ordinary shares had been below the minimum $1.00 per share requirement for the last 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2), and informing the Company of their view that the Company would not be afforded an automatic 180-day period to regain compliance with such rule.

The Company has submitted a timely appeal to a Nasdaq Hearings Panel, through which it will request the granting of a 180- day period to submit and effect a compliance plan, which includes a potential implementation of a reverse stock split, if determined to be in the best interest of shareholders.

The submission of the appeal automatically stays the effect of the Nasdaq Determination Letter until the appeal has been considered, which took place on December 18, 2025. Accordingly, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MLEC” without interruption pending the appeal decision.

On December 16, 2025, the shareholders held an extraordinary general meeting (“EGM”) and approved, among other matters, a reverse stock split on the basis of a ratio to be approved by the board of directors (the “Board”) that is no less than ten-to-one and no more than twenty five-to-one, to be determined by Board of Directors and to be effective on a date between December 17, 2025 and May 14, 2026, depending on whether our request for a 180 days extension period is granted. The reverse stock split will cause our ordinary share price to increase by a minimum of ten times on the date we file the amended and restated articles and memorandum of association (the “Articles”). The Board determined on December 19, 2025, the final reverse stock split ratio consolidation of fifteen-to-one, to be effective on or around January 5, 2026.

The Company intends to continue closely monitoring the closing bid price for its Ordinary Shares and remains committed to evaluating and executing all appropriate actions to cure the deficiency and regain compliance with Nasdaq Listing Rule 5550(a)(2). The receipt of the Nasdaq Determination Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

On November 24, 2025, the Company received a letter (the “Letter”) from the Listing Qualifications Department of Nasdaq stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it has not yet filed its Annual Report on Form 20-F for the year ended June 30, 2025 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

As the Company stated in the form 12b-25 filed with the SEC on October 31, 2025, it was unable to file the Form 20-F in a timely manner due to complexities that arose immediately after the closing of the business combination in mid-June 2025, two weeks prior to Moolec’s fiscal year end of June 30. The business combination involves complex accounting, including the imposition of reverse acquisition accounting and valuation of acquired assets and liabilities.

The Company has requested a stay of suspension to the Nasdaq Hearings Panel, which automatically stayed the effect of the Letter until the panel hearing, which took place on December 18, 2025. Accordingly, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MLEC” without interruption during the time period when the panel decision is pending.

However, we cannot ensure you that we will be able to comply with the minimum closing bid price requirements or other requirements for continued listing on the Nasdaq Capital Market in the future. Further, if our Ordinary Shares are delisted from Nasdaq, our securities would likely trade in the over-the-counter market.

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

We cannot predict the prices at which our securities, which include our Ordinary Shares and warrants, will trade. The market price of our securities may fluctuate substantially and may be lower than the current market price. In addition, the trading price of our securities is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our securities as you might be unable to sell your securities at or above the price you paid. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in the pricing of our solutions;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	our involvement in litigation;

●	conditions or developments affecting the science-based food ingredients industry;

●	future sales of our securities by us or our shareholders, as well as the anticipation of lock-up releases;

●	changes in senior management or key personnel;

●	the trading volume of securities;

●	changes in the anticipated future size and growth rate of our markets;

●	sales and short-selling of our securities;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions; and

●	other events or factors, including those resulting from war (including the ongoing conflict in Israel and Palestine and war between Russia and Ukraine), incidents of terrorism, global pandemics or responses to these events.

Broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may also adversely affect the market price of our securities. In addition, technology stocks have historically experienced high levels of volatility. In the past, companies who have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial expenses and divert our management’s attention.

Our warrants are exercisable for our Ordinary Shares, which will increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of June 30, 2025, there were 1,698,987 warrants outstanding, 1,109,987 entitling the holder to purchase one Ordinary Share for every 10 warrants exercised at an exercise price of US$115.00 per share and 500,000 at an exercise price of US$20.00. To the extent such warrants are exercised, additional Ordinary Shares will be issued, which will result in dilution to the holders of our Ordinary Share and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Ordinary Shares.

Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately US$137,648,505. However, we will only receive such proceeds if all warrant holders fully exercise their warrants. The exercise price of our warrants is US$115.00 per share or US$20.00 per share, as applicable, subject to customary adjustments. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Ordinary Shares. If the market price for our Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of December 26, 2025, the closing price of our Ordinary Shares was US$0.2403 per share. Warrant holders may exercise the warrants on a cashless basis at our option in accordance with the Warrant Amendment. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease.

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

The trading market for the Ordinary Shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. There is currently one publication that covers us. However, if no securities or industry analysts further cover us, the price and trading volume of our ordinary shares would likely be adversely affected. If any of the analysts who cover us change their recommendation regarding our Ordinary Shares adversely, or provide more favorable relative recommendations about our competitors, the price of the Ordinary Shares would likely decline. If any analyst were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause Ordinary Share price or trading volume to decline.

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

Risks Relating to Investment in a Cayman Islands Company and Our Status as a Foreign Private Issuer

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

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under those rules, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2025.

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

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgements obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our Articles, the Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We will also be subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands.

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our Articles to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

We have been advised by Ogier (Cayman) LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

U.S. Tax Risk Factors

We believe we likely were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our taxable year ending June 30, 2025, and may be classified as a PFIC for our current taxable year or future taxable years which could subject U.S. holders of the Ordinary Shares to adverse U.S. federal income tax consequences.

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of the corporation’s gross income is “passive income” or (ii) at least 50% of the value of the corporation’s assets (generally based on the quarterly average of the value of its assets during the taxable year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Based on the composition of our income, we believe we likely were a PFIC for our taxable year ending June 30, 2025, and may be a PFIC for our current taxable year or future taxable years. However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year. Further, we provide no assurances that we will make a determination as to our PFIC status in respect of any taxable year. The fair market value of our assets is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of our assets and income. Because we may value our goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that we are a PFIC with respect to any taxable year.

If we are a PFIC in any year during which a U.S. holder (as defined under “U.S. Federal Income Tax Considerations”) owns the Ordinary Shares, subject to the discussion below regarding the mark-to-market or qualified electing fund elections,, a U.S. holder generally will be subject to special rules with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares) and (ii) any gain realized on the sale, exchange, redemption or other taxable disposition of Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. holders should consult their tax advisors regarding the likely application of the PFIC rules and the consequences to them, including potential reporting requirements, if we are a PFIC for any taxable year, and should read the discussion below under “U.S. Federal Income Tax Considerations––Passive Foreign Investment Company Rules.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General Overview

Moolec is an integrated ingredient and food-tech platform built on two complementary engines for producing alternative proteins. On one front, the Company advances its molecular farming programs in crops such as soy and safflower to produce proteins and lipids with animal-like functionality and plant-based cost structures. On the other front, Moolec is developing a precision fermentation facility in Finland, under the SynBio Powerlabs brand, which will be dedicated to producing target proteins, enzymes, and other biomolecules using optimized microbial and cellular systems. Once operational, this facility will provide an industrial pathway to design, ferment, and scale alternative proteins while establishing commercial channels with leading food companies.

The combination of these two complementary approaches, farming and fermentation, enables the Company to accelerate time-to-market, diversify technology risks, and anchor production costs in agricultural scalability, without compromising product functionality or organoleptic properties.

The fermentation capabilities being developed in Finland expand Moolec’s scientific base, strengthening the Company’s original expertise in yeasts and microorganisms while enabling rapid iteration, precise specification, and controlled protein production. In parallel, Moolec’s Molecular Farming programs — Piggy Sooy (porcine proteins expressed in soybean) and GLASO (safflower-derived GLA oil) — continue to advance through agronomic, regulatory and scale-up stages. Both technological platforms converge under a single strategic thesis: to produce ingredients with animal-like quality and functionality through biological systems that combine scalability, affordability, and sustainability.

Our execution capacity is underpinned by Agrality, Moolec’s in-house service platform with operations in Argentina, Brazil, and the United States. Agrality provides field trials, regulatory testing, crop characterization, analytics and seed production, as well as comprehensive crop and field monitoring, a capability that is key to ensuring cost efficiency and operational precision. These integrated services enable us to design, test and iterate in real agricultural conditions while reducing friction in the data packages required for Piggy Sooy, GLASO, and our future molecular farming pipeline.

Complementing this, InMet contributes to a synthetic biology and small-scale fermentation platform that includes pilot-plant capabilities, protein engineering, metabolomics and synthetic strain optimization. InMet bridges the critical gap between discovery and industrial scale-up, allowing us to design, ferment and characterize molecules at pilot scale, de-risking processes prior to large-scale production and improving the cost and success profile of commercialization.

Our formal equity relationship with Bioceres Crop Solutions provides access not only to biological inputs that enhance productivity and plant health, but also to the HB4® climate-smart technology platform, which strengthens sustainability and crop yield under stress conditions. These assets directly support the scalability of our Molecular Farming programs in the field and help mitigate agronomic volatility.

A further dimension of sustainability is provided by Gentle Tech, which contributes agricultural-machinery innovations such as harvesting heads and prototypes that are lighter, consume less fuel, reduce soil compaction, and increase throughput and harvesting speed. These advances improve both the cost and environmental profile of our farming operations, extending our sustainability logic from laboratory and fermenter to the field and harvest.

In summary, Moolec operates an integrated platform encompassing R&D, manufacturing, and regulatory capabilities that span from molecular design to validation in both fermenter and field environments. Moolec’s multidisciplinary team includes PhDs, food scientists, agronomists and experienced industry professionals, with operations across the United States, Europe, and South America. On the commercial front, the Company is building channels for fermentation-derived ingredients with leading food industry partners in Europe, the United States, and Mexico, while advancing regulatory approvals and supply chain development for its Molecular Farming products.

Moolec’s ambition is to consolidate a portfolio of ingredients that combine animal-like functionality with plant-based cost structures, supported by proprietary intellectual property, industrial assets, and in-house execution capabilities.

For investors, this represents a platform with multiple value horizons: near-term revenues from services and fermentation contracts; mid-term opportunities from precision-fermented proteins; and long-term scalability from validated Molecular Farming traits and ingredients. This strategy is anchored in differentiated, hard-to-replicate assets, proprietary infrastructure spanning fermentation, pilot, and field scales, strong regulatory and IP capabilities, access to HB4® and other advanced biological inputs, and a continuous learning cycle that connects and enhances both our fermentation and farming operations.

Our History

Moolec was incorporated under the laws of the Grand Duchy of Luxembourg on May 23, 2022, as a public limited liability company (Société Anonyme) governed by the laws of the Grand Duchy of Luxembourg, having our registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. Following the Redomiciliation, our address is at c/o Ogier Global (Cayman) -89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. Our principal website address is www.moolecscience.com and our Investor Relations website address is ir.moolecscience.com. The SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC. We do not incorporate by reference the information contained on, or accessible through, our websites into this annual report on form 20-F, and you should not consider such information to be a part of this annual report.

On April 24, 2023, we completed the acquisition of ValoraSoy Food Ingredients from the sellers pursuant to a share purchase agreement. ValoraSoy Food Ingredients specializes in the production of textured soy proteins and has a long track record of providing high-quality products and customized solutions to clients in more than 15 countries across three continents. Its products are manufactured through various extrusion processes to obtain vegetable proteins with texture and fibrousness similar to those of meat, with applications in hamburgers, sausages, and other plant-based products. As a result of this acquisition, we acquired all of the issued and outstanding equity securities of ValoraSoy Food Ingredients, which became our wholly owned subsidiary, for total aggregate consideration of $2.6 million, payable in a combination of cash and equity.

On June 16, 2025, we completed the business combination with Bioceres Group Limited, Nutrecon LLC and Gentle Technologies Corp. pursuant to the terms of the Business Combination Agreement approved by our shareholders. Through this transaction, we acquired all the issued and outstanding equity interests of Bioceres Group and Nutrecon and 50% of Gentle Tech, integrating into our company mature agricultural biologicals and seed businesses, nutritional solutions, and emerging technology ventures. In consideration for the contributed entities, we issued approximately 6.2 million of our ordinary shares to the shareholders of Bioceres Group, 450,000 of our ordinary shares and 500,000 private warrants with an exercise price of US$20.00 per share to the shareholders of Nutrecon, and 132,750 to the shareholders of Gentle Tech. Also, Moolec Science SA committed to issue additional ordinary shares twelve months after the acquisition date, representing the 10% of the total shares to be issued (the “Holdback”), representing approximately 0.7 million of ordinary shares to the shareholders of Bioceres Group, 50,000 of ordinary shares to the shareholders of Nutrecon, and 14,750 ordinary shares to the shareholders of Gentle Tech. As a result of this combination, Bioceres Group, Nutrecon and Gentle Tech became subsidiaries of Moolec, and our company evolved into a diversified life sciences and food-tech platform. For more information see “—B. Business Overview—Significant Transactions—The Bioceres Group Business Combination Agreement.”

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that led to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs. Marinov, Kolatch and Crocco (or such other persons as may be nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation. The equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates (the “BIOX deconsolidation”). Even when there was a deconsolidation of the business, the Company will continue to be affected by BIOX business due to the HB4 royalty agreement. It is important to note that the effects of the loss of control in BIOX represents substantially all of the Company’s business.

Recent developments

Support letter and working capital financing agreement

On December 17, 2025, the Company entered into a support letter with its principal shareholder, Union Group Ventures Limited, which has confirmed its intention to take all reasonable steps and to use commercially reasonable efforts to enable Moolec Science SA to continue its operations and to meet its liabilities incurred in the ordinary course of business as they become due for a period of twelve (12) months from the submission of this annual report on Form 20-F. In addition, in November 2025, the Company consummated a loan financing of US$2.5 million, primarily intended to support working capital and operational needs of Glaso, Synbio Powerlabs Oy, and ValoraSoy S.A.

GLASO (Plant-Engineered Safflower Platform) – AG Biomolecules LLC

On December 11, 2025, Moolec’s GLASO platform achieved a significant operational milestone with the successful completion of its U.S. GLASO safflower campaign, marking the Company’s first large-scale expansion of its plant-engineered molecular farming platform. This campaign demonstrates Moolec’s ability to execute at commercial scale, transitioning from prior development and smaller pilot cycles into a broader agronomic deployment using existing U.S. farming infrastructure.

Key achievements include:

1)       Expanded Acreage and Yield Performance: The 2025 campaign covered approximately 1,100 acres across the United States, more than doubling prior acreage, and delivered an average yield of ~2,200 lb/acre, representing a 57% year-over-year increase compared to 2024. This performance materially exceeded internal forecasts and reinforces confidence in agronomic optimization and operational execution.

2)       Large-Scale Value-Chain Validation: These results provide the first evidence that the GLASO platform can operate successfully at commercial-scale volumes while maintaining traceability, quality, and cost discipline. This operational validation supports continued scale-up planning and reinforces Moolec’s ability to manage complex field deployments and harvest logistics.

3)       High-Growth Commercial Opportunity: The campaign has uncovered early demand from leading wellness and performance brands in the U.S. nutrition and supplements market, a segment characterized by robust growth, premium positioning, and stringent quality requirements. This interest positions GLASO for entry into high-value functional lipid markets, including high-concentration GLA softgel applications, which could unlock differentiated commercialization pathways and access established distribution channels.

4)       Strategic Commercial Focus: Management continues to emphasize disciplined, execution-led platform scaling, aligning capital expenditure with demonstrated agronomic performance and market pull. The 2025 GLASO campaign represents a foundational step toward repeatable commercial-scale production, improved inventory availability for customers, and the potential for recurring revenue streams tied to high-value end markets.

Overall, GLASO’s 2025 U.S. campaign reinforces Moolec’s ability to transform scientific innovation into tangible, operational outcomes by testing and validating key assumptions related to acreage scalability, crop performance, supply chain execution, and commercial demand. This progress enhances Moolec’s operational credibility and supports improved oversight, financial controls, and execution discipline at the subsidiary level.

In parallel, Moolec’s next molecular farming technology, Piggy Sooy (porcine proteins expressed in soybean, technology patented in the United States), continues to advance through agronomic development, regulatory pathways, and scale-up. Together with GLASO, Piggy Sooy converges under a single strategic thesis: the production of ingredients with animal-like quality and functionality through biological systems that deliver scalability, affordability, and sustainability.

Synbio Powerlabs Oy (Precision Fermentation Platform)

Synbio Powerlabs has successfully completed the construction of a one-of-a-kind precision fermentation pilot facility in Finland, co-financed by the European Union and Business Finland, reflecting strong institutional validation and public-sector support. The multipurpose facility is now equipped with state-of-the-art bioreactor infrastructure spanning 50 L, 500 L, 10,000 L, and two 27,000 L units, enabling a unique, fully integrated scale-up pathway from laboratory to commercial volumes within a single site. The installation of this core equipment has recently been completed.

In parallel, Synbio Powerlabs has secured a binding commercial agreement with a cultivated meat company to scale its production process from 400 L to 10,000 L at the Synbio Powerlabs pilot facility. This engagement represents a significant operational milestone, positioning the facility as an enabling platform for advanced scale-up in high-value applications, including premium Wagyu and Angus cultivated meat markets. Management views this agreement as an important validation of the facility’s technical capabilities, execution readiness, and potential to support revenue-generating pilot-to-commercial transition activities, while maintaining disciplined cost controls and operational oversight.

ValoraSoy (Value-added Soy Ingredients Platform)

ValoraSoy operates as a commercially active subsidiary focused on the production and international commercialization of value-added, texturized soy ingredients for a broad range of food applications. The business maintains an established export footprint across multiple international markets and supplies differentiated solutions tailored to customer specifications, supported by an industrial-scale production platform. ValoraSoy’s operations generate recurring commercial activity and provide the Company with near-term operating revenues.

Under the Company’s renewed management framework, ValoraSoy is prioritizing operational discipline, cost optimization, and improved working-capital management, while continuing to leverage its existing manufacturing capabilities and customer relationships. In parallel, management is actively pursuing new market entry opportunities and customer expansion initiatives, with a focus on geographies and applications that align with the Company’s margin and risk objectives. Enhanced internal controls have been implemented around production planning, inventory management, and commercial contracting to ensure scalability is matched with financial oversight and transparency.

Agrality Inc. (Agricultural Biotechnology Platform)

Agrality operates as a strategic innovation and integration platform within Moolec’s portfolio, supported by its own operational and R&D facilities in the United States, Brazil, and Argentina. This geographic footprint provides Agrality with direct access to key agricultural regions, talent pools, and partner ecosystems, enabling hands-on development, testing, and validation of agricultural biotechnology initiatives across diverse regulatory and production environments.

As part of the Company’s broader integration and operational optimization strategy, Moolec has relocated its GLASO research and development platform to Agrality’s R&D headquarters in Lafayette, United States. This integration consolidates technical capabilities, infrastructure, and personnel within a single, established facility, strengthening cross-functional collaboration between molecular farming, agronomy, and downstream application teams.

The relocation has resulted in meaningful operational efficiencies, including reduced overhead, elimination of duplicative infrastructure, and improved coordination of research, regulatory, and commercial preparation activities. By leveraging Agrality’s existing facilities and operational backbone, management has enhanced execution speed while maintaining tighter control over costs, capital allocation, and project oversight. This integration supports a more disciplined operating model and reinforces the Company’s focus on efficiency, scalability, and internal control enhancement across its subsidiaries.

Our Strengths and Competitive Positioning

Environmental Advantages. We believe our platform offers measurable environmental benefits by shifting protein and lipid production away from resource-intensive animal systems toward biology-based processes that can be scaled either in controlled fermentation environments or through existing agricultural infrastructure. In Molecular Farming, the expression of functional proteins and oils directly in crops (e.g., Piggy Sooy in soybean and GLASO in safflower) has the potential to reduce greenhouse gas emissions, land use, and blue-water consumption compared to conventional animal supply chains, while mitigating downstream impacts associated with intensive livestock production. In precision fermentation, producing target proteins, enzymes and other biomolecules using optimized microbial and/or cellular systems enables high conversion efficiency, flexible geographic deployment, and tight control of inputs and utilities, collectively reducing waste and supporting the transition to cleaner energy sourcing over time.

A core element of the environmental profile is traceability-by-design. For field programs, we implement identity-preserved seed lots, to maintain chain-of-custody from seed increase through harvest and processing. For fermentation, the Finland facility (SynBio Powerlabs) will adopt a traceability-by-design approach, incorporating batch genealogy, electronic batch records, and analytical release criteria to link every production lot to its complete materials and utilities history. Together, these systems will enable cradle-to-gate life cycle assessments and support alignment with emerging deforestation-free and supply chain transparency frameworks across our target markets.

Our pipeline is designed to strengthen environmental performance at the product level. Through GLASO, we valorize safflower oil while utilizing its co-products —such as meal streams with established regulatory pathways— to improve overall material efficiency. Piggy Sooy aims to achieve animal-like functionality within a crop-based platform, which, if scaled, could replace part of the animal-derived inputs currently used in the food industry, thereby reducing land use and emission intensity per unit of functionality delivered. In fermentation, our programs leverage microbial and cellular systems, focusing on fungi-based proteins and complementary yeast platforms to produce high-purity, consistent outputs with minimal downstream losses. This approach improves yield efficiency and enables localized or regional production close to demand centers.

Through the recent Business Combination, we have incorporated several enablers that enhance our environmental performance. Access to HB4® climate-smart technologies and other biological inputs through our relationship with Bioceres Crop Solutions is designed to improve water-use efficiency and yield stability under stress, thereby reducing agronomic volatility and input intensity across our field programs. Gentle Tech’s lightweight harvesting heads and prototype machinery are engineered to lower fuel consumption, reduced soil compaction, and increase harvest throughput, improving both the energy and soil-health footprint of our Molecular Farming operations. At sub-industrial scale, InMet’s synthetic-biology and pilot-fermentation capabilities enable us to de-risk processes prior to full scale-up, minimizing failed large-batch runs and the associated waste.

Overall, by combining field-scale biology with controlled fermentation and embedding traceability across both systems, we aim to lower unit environmental intensity, minimize waste through co-product utilization and disciplined process design, and document outcomes with auditable data trails. This integrated configuration positions our portfolio to meet customer expectations for functionality and cost while supporting credible, data-driven sustainability claims.

Shift in Consumer Preferences. Consumers’ increasing focus on health, sustainability, ethical sourcing, animal welfare, and convenience is driving food producers and retailers to rethink portfolios traditionally dependent on animal-derived inputs. Our dual-engine platform – combining molecular farming in crops with precision fermentation in controlled facilities – is uniquely positioned to meet this transition, delivering animal-like functionality with plant-based efficiency, scalability, and full traceability. We plan to continue advancing our brand and product portfolio, while forging partnerships with food companies that seek credible, scalable, and cost-effective alternatives. Although consumer preferences differ across markets and price segments and may evolve over time, we believe this structural shift toward sustainable protein sources positions us favorably against conventional suppliers. See Item 4.B—Business Overview.

Industrial Shift. The food and feed industries are undergoing a global ingredient transition. We believe this shift is driven by six structural pillars: (i) supply-chain resilience, (ii) cost dynamics, (iii) compliance and responsible sourcing, (iv) operational complexity, (v) sustainability, and (vi) innovation.

●	Supply-chain resilience. Recent droughts, livestock disease outbreaks, trade frictions and geopolitical instability, —combined with growing demand for locally sourced food—, have revealed vulnerabilities in cross-border ingredient flows, leading to intermittent shortages of key animal-derived inputs (such as milk, pork and poultry).

●	Cost dynamics. Price volatility and, in many cases, sustained cost inflation in animal-derived proteins and derivatives have prompted formulators to partially replace these inputs across multi-component products such as processed meats, cheese-containing items, baked goods, and prepared foods.

●	Compliance and responsible sourcing. New regulations on due diligence, traceability and deforestation-free supply chains are increasing compliance costs and reducing tolerance for sourcing from constrained or high-risk categories.

●	Operational complexity and food safety. Stricter regimes regarding cross-contamination and labeling claims (including organic, allergen-free, cruelty-free, and GMO-free) are encouraging manufacturers to adopt dedicated products lines and tighter raw-material segregation.

●	Sustainability. Corporate decarbonization goals and biodiversity commitments are accelerating the search for lower impact ingredients that reduce land use, water consumption, and emissions per unit of functional output.

●	Innovation. Growing demand for functional, scalable alternatives is expanding the role of plant-based, microbial, and cellular systems to address applications where traditional plant proteins have historically underperformed.

We believe our dual-engine platform—molecular farming in crops and precision fermentation in controlled facilities—is designed to address these structural pillars by enabling localized or regionalized production, identity-preserved and traceable supply chains, and ingredient functionality with plant-based economics. Traceability is built into both systems: through georeferenced field lots and chain-of-custody protocols in farming, and batch genealogy with electronic batch records in fermentation.

In Molecular Farming, our programs, including Piggy Sooy and GLASO, aim to deliver animal-like performance while leveraging existing agricultural infrastructure. In precision fermentation, our Finnish facility focuses on fungi-based proteins with high specification control and flexible geographic siting.

Together with Agrality (field trials, regulatory testing, and crop characterization), InMet (synthetic biology and pilot-scale fermentation), and our relationship with Bioceres Crop Solutions (biological inputs and HB4® climate-smart technologies), we believe these capabilities will help mitigate—though not fully eliminate—risks related to supply availability, cost volatility, compliance, and operational constraints, while supporting our customers’ increasing demands for sustainability and innovation. See Item 3.D—Risk Factors.

Taste and Texture. Alternatives to animal-derived foods are steadily advancing toward parity with their conventional counterparts, supported by a growing base of consumers who actively choose plant-based products. To achieving a meaningful global impact on sustainability and health, however, broader adoption is needed. This requires appealing not only to committed vegans but also flexitarian and reducetarian consumers who seek familiar taste, texture and functionality.

We believe that success in this space depends on developing products that convincingly replicate the sensory and functional attributes of animal-based products while offering nutritional, cost, and environmental advantages. If these products can endure across one or two generations, a structural shift in food systems could begin—gradually transitioning towards ingredients that are less animal-like but superior in efficiency and sustainability.

Our approach, which includes expressing animal proteins in plants, aims to enhance the functionality of plant- and seed-based formulations that dominate the alternative protein sector. These animal-derived proteins confer key properties—such as texture, binding, and stability— that are difficult to replicate with conventional plant ingredients. Combined with advances in flavor development using plant and/or microbial systems, we believe this can move the industry closer the delivering taste and performance with traditional animal-based products.

We believe our products resonate with consumers who appreciate the traditional taste and texture of meat but share our values around sustainability and innovation. One of the main challenges for the science-based food ingredient industry has been replicating the sensory experience of meat – particularly its taste and texture. Through our technology, the key proteins responsible for these attributes are produced directly within the plants themselves. This unique approach positions us at an advantageous position when compared to competitors that rely on external formulations or processing methods to recreate meat-like qualities.

Nutritional Values. We are a mission-driven company, and nutritional value is central to our priorities. Increasingly, data highlights the link between diet, general health, and wellbeing. Many foods that are attractive in terms of taste, cost, or convenience may not contribute to a balanced diet and replacing them while still appealing to mainstream consumers remains a challenge.

Through molecular farming, we produce animal proteins directly in plants, maintaining the same amino acid sequences as those naturally consumed by humans throughout evolution. By incorporating these proteins in crops, we aim to enhance the overall nutritional profile of the products we develop.

For the health-conscious consumer, we believe this represents a strong competitive advantage. Our technology is designed to deliver the nutritional benefits of traditional meat, including specific animal proteins, without relying on less healthy ingredients typically used to recreate meat alternatives. As discussed above, currently consumers are more health conscious when making decisions related to their food; we are well positioned to capitalize on this growing trend.

Scalability and Low Costs. We aim to achieve scalable and competitive unit economics throughout two complementary production engines—molecular farming in crops and precision fermentation in controlled facilities—each designed to leverage existing infrastructure and minimize downstream complexity.

In molecular farming, the expression of functional proteins and lipids in soybean and safflower allows post-harvest operations to remain largely aligned with established oilseed workflows, reducing incremental capital and operating expenditures. Agrality supports seed multiplication and trialing across Argentina, Brazil, and the United States, accelerating time-to-scale, while ValoraSoy adds soy texturization and downstream processing to capture margin steps and improve conversion efficiency; co-product valorization (e.g., meal and oil fractions) further enhances overall material efficiency.

In precision fermentation, our Finland facility focuses on volumetric productivity, batch consistency, and specification control. This enables modular capacity expansion close to demand centers and progressive cost-of-goods improvements through strain and process optimization. InMet provides synthetic-biology and pilot-scale fermentation capabilities, bridging discovery and industrial scale to de-risk process development and reduce the cost of failures.

Taken together, precision fermentation offers a controllable cost base and rapid iteration, while molecular farming offers agriculture-scale volumes and plant-based economics. The combination diversifies cost drivers, expands supply optionality, and supports competitive pricing across applications in food, pet food, feed and dietary supplements. Although input, agricultural and energy costs may fluctuate, we believe that this dual-engine configuration, supported by Agrality’s scale-up services and ValoraSoy’s processing platform, positions us to achieve lower unit costs at scale compared to both conventional animal inputs and certain alternative protein technologies. See Item 3.D—Risk Factors and Item 5—Operating and Financial Review and prospects.

One of our lead products, Mycofood™ exemplifies Moolec’s approach in action. It is a scalable, 100% animal-free protein ingredient obtained through precision fermentation of fungal biomass. Designed to deliver a neutral taste and versatile texture, it can be seamlessly integrated into a wide range of food systems—from meat analogues to protein-enriched formulations—without altering flavor or mouthfeel. With a PDCAAS of 0.92, comparable to beef and soy, Mycofood™ provides complete nutritional quality while ensuring consistency and functionality. Produced under HACCP and GMP standards using traceable, non-GMO inputs, it offers a reliable, sustainable, and label-friendly alternative for manufacturers seeking high-performance proteins that meet growing consumer demand for taste, texture, and environmental responsibility.

Management team and Industry Expertise. We are led by an experienced management team with deep expertise in molecular farming, precision fermentation, crop science, and agri-food commercialization. Our leadership includes Ph.D. -level scientist and seasoned industry operators with multi-decade track records across the United States, Europe and Latin America. Following the Business Combination, we strengthened our capabilities in nutrition and synthetic biology (including pilot- and industrial-scale fermentation) and integrated in-house regulatory, intellectual property, and field-trial functions through Bioceres, Agrality and InMet. We believe this combination of scientific excellence and operational experience enables disciplined scale-up, credible customer engagement, and capital-efficient growth. See “Item 6. Directors, Senior Management and Employees”.

Industry Overview

The global food, feed, and ingredient industries are in a period of structural transformation shaped by economic, environmental, and technological forces. Growing consumer expectations around health, sustainability and transparency, alongside corporate and regulatory commitments to decarbonization and supply-chain resilience, are driving a shift toward new biological manufacturing models. These trends are accelerating demand for scalable alternatives to traditional animal-based inputs, opening new market segments for companies operating at the intersection of agricultural biotechnology, precision fermentation, and food-tech innovation. Within this evolving context, the competitive landscape is being redefined by platforms capable of delivering cost-effective, traceable, and functional ingredients that can be deployed across global value chains.

Market Dynamics and Demand Drivers

The global food and feed industries are undergoing a structural transition toward science-based proteins and lipids driven by sustained consumer interest in health, sustainability, animal welfare, and convenience, along with institutional priorities around cost efficiency, reliability, and traceability. What began as a niche movement has now evolved into mainstream and private-label adoption, where functionality, price and supply assurance are the key drivers of procurement decisions. While demand patterns have stabilized from the initial “hype” phase, structural tailwinds—including corporate decarbonization commitments, deforestation-free sourcing mandates, Scope 1–3 reporting, and nutritional reformulation initiatives—continue to reinforce long-term growth and integration of alternative and complementary ingredients across global value chains.

Supply, Geopolitics and Localized Production

Commodity and energy price volatility, climate events, livestock disease cycles, and geopolitical tensions have underscored the fragility of globalized supply chains. In response, the industry is showing growing interest in localized and regionalized production models, as well as flexible platforms capable of shifting between field-based and controlled-facility manufacturing. Customers are increasingly adopting multi-sourcing strategies, demanding auditable chain-of-custody systems, and seeking the ability to reposition production closer to demand centers to enhance supply resilience and reduce the risk of disruption. See Item 3.D—Risk Factors.

Regulatory and Traceability

Regulatory frameworks continue to evolve across jurisdictions. In the United States, pathways under USDA and FDA provide precedents for crop traits and feed/food uses; in the European Union and other markets, novel-food, traceability and deforestation-free rules are tightening, and acceptance of GMOs and gene editing varies by application. Across regions, identity preservation in agriculture and batch genealogy/electronic batch records in fermentation have become central to customers’ compliance programs and LCA / Scope 1–3 disclosures, reinforcing demand for platforms designed with traceability-by-design.

Technology Landscape

Two biological manufacturing modalities have become increasingly relevant: molecular farming, which leverages existing agricultural infrastructure to express functional proteins and oils in widely grown crops, aiming for plant-based cost structures and agriculture-scale volumes; and precision fermentation, which enables high-control, specification-tight production of proteins and functional molecules in industrial facilities that can be sited closer to demand, with modular capacity expansion. A complementary layer of CRO/CDMO-style services—including field trialing, regulatory analytics, seed increase and pilot/industrial fermentation—supports faster de-risking from discovery to scale-up and is increasingly procured by food, feed and ag-input companies seeking to externalize development steps. See Item 5—Operating and Financial Review and Prospects.

Addressable Markets (industry estimates)

●	Agricultural biotechnology solutions (North America): approximately US$20 billion in 2024, projected to exceed US$30 billion by 2030, reflecting continued investment in trait development, high GM adoption and demand for specialized CRO services (e.g., regulatory testing, GMO field trials, dossier preparation).

●	Agricultural biotechnology solutions (South America): approximately US$8 billion in 2024, expected to reach approximately US$14–15 billion by 2030, with Brazil and Argentina as core growth markets given their global leadership in biotech crop production.

●	Synthetic biology (global): approximately US$16.2 billion in 2024, projected to approximately US$42.1 billion by 2030 (CAGR approximately 17.3% of CAGR), spanning agriculture, food, healthcare and industrial biotech.

●	Precision fermentation (global): approximately US$3.03 billion in 2024, projected to approximately US$57 billion by 2032 (approximately 44.3% of CAGR), driven by alternative proteins, enzymes, dairy substitutes and functional ingredients.

●	Cultivated meat (global): approximately US$1.2 billion in 2025, projected to >US$10.7 billion by 2033 (approximately 16.5% of CAGR); relevant as a complementary demand vector for enabling inputs and processing know-how.

●	Agricultural equipment (global): approximately US$193.5 billion in 2024, projected to approximately US$344.7 billion by 2032 (approximately 7.5% of CAGR), reflecting mechanization, precision farming and autonomous machinery trends which influence the sustainability and efficiency profile of field operations.

These markets intersect across biotechnology services (e.g., field testing, breeding, seed production/processing, regulatory affairs), synthetic biology and fermentation (R&D, pilot and industrial scale), and sustainable equipment that improves energy use, soil impact and harvest throughput.

Capital Markets and Competitive Landscape

Financing conditions for alternative-protein and ag-biotech companies have been cyclical, favoring platforms that combine near-term revenue generation (including services), credible cost trajectories and disciplined scale-up. Competition includes incumbent animal-protein suppliers, plant-protein providers, fermentation-based entrants, emerging molecular-farming developers, and diversified ag-input companies. Differentiation increasingly depends on the ability to deliver functionality at target price, traceable supply, regulatory execution and scalable manufacturing across more than one biological route. See Item 3.D—Risk Factors.

Implications for Platform Strategy

Within this landscape, platforms that integrate field-scale biology and controlled fermentation—supported by CRO/CDMO-style capabilities and traceability-by-design—are positioned to offer customers supply optionality, cost resilience and auditable ESG data, which are becoming central to procurement decisions in food, feed and nutrition markets. This configuration aligns with the shift toward localized production, multi-sourcing and outcome-driven specifications that emphasize unit economics, reliability, and environmental performance over time.

Takeover Offers

We are not aware of any public takeover offers by third parties in respect of our securities, and we have not made any public takeover offers in respect of any other company’s securities, during the last or current financial year.

B. Business Overview

Significant Transactions

The Bioceres Group Business Combination.

Before the end of the fiscal year, on June 16, 2025, the Company consummated a business combination (the “Business Combination”). Prior to such consummation, a series of previous steps had taken place, as follows:

On May 14, 2025, Moolec Science (Luxembourg) made effective a reverse stock split of its Ordinary Shares (the “Reverse Stock Split”) on the consolidation ratio of ten-to-one (the “Consolidation Ratio”), pursuant to which holders of Ordinary Shares received one Ordinary Share for every ten Ordinary Shares held.

On May 22, 2025, the Company changed its jurisdiction by redomiciling Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands. On the Effective Date, all of the shares of Moolec Science (Luxembourg), par value $0.10 per share by operation of law became shares of Moolec Science (Cayman Islands), par value $0.10 per share (the “Ordinary Shares”).

After completion of the Reverse Stock Split, all references to the Ordinary Shares, share data, per share data and related information have been adjusted for the Consolidation Ratio to reflect the Reverse Stock Split. The Reverse Stock Split has consolidated each ten of the Ordinary Shares into one Ordinary Share, with a new par value of $0.10 per Ordinary Share. Upon completion of the Reverse Stock Split, no fractional Ordinary Shares were issued, and any fractional Ordinary Shares resulting from the Reverse Stock Split were rounded up to the nearest whole Ordinary Share. Except for the adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did not have any dilutive effect on the shareholders.

On June 16, 2025, following the consummation of the Business Combination, the Company initiated integration processes across organizational, operational, and IT functions to support competitiveness and long-term sustainability. In parallel, management continued to advance the ongoing operations, which remain crucial to maintaining business continuity and supporting the successful execution of the integration and growth strategy. The consolidated results as of and for the year ended June 30, 2025 (“FY2025”) reflect purchase accounting. The prior period as of and for the year ended June 30, 2024 (“FY2024”) and for the year ended June 30, 2023 reflects the Predecessor on a stand-alone basis and does not include any effects of the Business Combination. As a result, variances between FY2025 and FY2024 primarily reflect changes in scope and basis of presentation rather than purely period-over-period operating trends, and therefore the periods are not directly comparable. Effective as of the Closing (i.e., June 16, 2025), the Company accounted for the Business Combination under IFRS 3, Business Combinations, using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal subsidiary) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

Going Concern

The Business Combination, initially announced on April 17, 2025, in which the Company, Bioceres Group (formerly, Bioceres Group PLC, one of the main shareholders of the Company), Gentle Tech and Nutrecon entered into the Bioceres Group Business Combination Agreement, pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. The Business Combination was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025, with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3, Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025 (the “Closing”).

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that led to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs. Marinov, Kolatch and Crocco (or such other persons as may be nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation. The equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates (the “BIOX deconsolidation”). Even when there was a deconsolidation of the business, the Company will continue to be affected by BIOX business due to the HB4 royalty agreement. It is important to note that the effects of the loss of control in BIOX represents substantially all of the Company’s business.

As a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then, was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of US$36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of US$69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of June 30, 2025, the current debt amounts to US$58.0 million.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

As of June 30, 2025, the Group had a negative working capital amounting to US$204,860,444, and a shareholders’ deficit of US$82,873,602. Additionally, the Group reported recurring operating losses amounting to US$104,150,129.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)  about the ability of Moolec Science SA to continue as a going concern, currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, the Group will not be able to sustain its operations.

The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to substantial doubt about the Group’s ability to continue as a going concern.

Management has plans to address the Group’s financial situation as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of US$9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo I SCSp at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of US$91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of US$5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate). These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

However, there is no assurance that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The consolidated financial statements of Moolec Science SA do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

Accordingly, the financial statements of Moolec Science SA for periods prior to the Closing reflect the historical financial information of Bioceres Group. The financial information as of and for the year ended June 30, 2025 reflects the figures corresponding to Bioceres Group and incorporates the effects of applying the acquisition method to Moolec Science SA, Gentle Tech and Nutrecon, measured at fair value in accordance with IFRS 3.

Customers and Contracts

ValoraSoy’s commercial operations resulted in sales to more than 80 clients, including 25 customers located across 14 countries on three continents. During the fiscal year ended June 30, 2025, we sold approximately 8,113 tons of products, of which 63% corresponded to textured soy proteins, with the remainder consisting of soybean oil and other by-products. This volume represents a 5% year-over-year increase.

Offtake Agreement

On July 15, 2024, we entered into an offtake agreement (the “Offtake Agreement”) with a leading global consumer packaged goods and pet food company for the supply and use of our GLA Safflower Oil product (GLASO). The Offtake Agreement has a term of three years and sets forth the commercial conditions for the delivery of 50 tons of GLASO to the U.S. market in 2025. In connection with the Offtake Agreement, we have established partnerships with farmers for safflower cultivation and with an industrial partner for downstream processing, ensuring a controlled and traceable supply chain for GLASO.

Moolec’s Platforms and Key Products

The table below outlines our product pipeline, which includes both commercialized and development-stage ingredients. Mycofood™ and ValoraSoy products are already available to food manufacturers as functional protein ingredients. GLASO, a safflower-derived oil rich in functional lipids, is currently incorporated into formulations for small-animal feed, extending its applicability beyond human food systems. Other programs remain under research and development and will progress through the discovery, transformation, development, and selection stages prior to full-scale production and commercialization.

This balanced mix of revenue-generating and pipeline-stage projects reflects our dual focus on near-term market presence and long-term innovation across Molecular Farming and precision fermentation platforms.

PROGRAM	PLATFORM	PROJECT	DESCRIPTION	MARKET
NUTRITIONAL SUPPLEMENTS & FOOD INGREDIENTS	Safflowers	GLASO	Safflower oil with a high concentration of gamma-linolenic acid (GLA), representing up to 60% of the total oil content. The technology used enables a GLA concentration up to three times higher than other standard sources of GLA, such as borage oil and evening primrose oil, which typically contain 20–22% and 9–12% GLA, respectively.	This project targets the high-value specialty oils market, particularly segments focused on nutritional supplements, cosmetics, and functional foods. The product’s elevated gamma-linolenic acid (GLA) concentration positions it as an alternative to traditional sources such as borage and evening primrose oils, enabling potential differentiation through formulation efficiency and cost competitiveness.
		SPC	Plant-based chymosin is a key enzyme used in the coagulation step of cheese production. Moolec’s technology enables the production of chymosin in safflower seeds, transforming this semi-arid crop into a scalable host system for the industrial manufacturing of enzymes.	This project targets the global market for dairy enzymes, particularly rennet substitutes used in cheese manufacturing. Producing chymosin through plant molecular farming offers a cost-efficient and sustainable alternative to traditional microbial or fermentation-based systems, expanding Moolec’s presence in the ingredient biotechnology segment and demonstrating the scalability of plant-based bioproduction platforms.

Chickpea	CHICKPEA TVP	A line of precooked chickpea-based proteins that provide a crunchy texture when dry and acts as a thickening agent when hydrated. These products are suitable for a wide range of applications, including bakery, plant-based, and nutritional formulations.	Chickpea TVP represents an alternative to soy- and pea-based textured vegetable proteins, which are widely used and established in the plant-protein segment. Its formulation supports clean-label positioning and broad application potential, offering a non-allergenic protein source suitable for brands seeking diversification within their ingredient portfolios.
Fungi	MYCOFOOD	Mycofood™ is a fungal-based protein ingredient produced via bioreactor fermentation of fungal biomass. The product is available in wet form (approximately 28.5 % solids) or in dry form (approximately ~96 % solids). It offers a complete amino acid profile and a Protein Digestibility-Corrected Amino Acid Score (PDCAAS) of 0.92, which compares favorably to beef (0.91), soy (0.91), and wheat gluten. The ingredient exhibits a neutral taste and is designed for broad applicability in various food systems, from meat analogues to use as a protein additive in processed foods.	This project addresses the growing alternative protein market by offering a scalable fungal protein solution with competitive nutritional quality and organoleptic neutrality. Because it is 100 % animal-free, it caters to consumer segments and regulatory environments favoring sustainable, non-animal, and novel protein sources. The technology is positioned to serve food manufacturers seeking protein ingredients that integrate smoothly into existing formulations while meeting demands for sustainability, label-friendliness, and product innovation.
Soybean	VALORA 2.0	A development project focused on enhanced textured vegetable proteins (TVP) designed to deliver improved sensory characteristics, particularly in fibrous texture and chewiness, compared to conventional TVP. The products are produced from blends of raw materials such as soybean expeller-pressed flour combined with either isolated soy protein or vital wheat gluten, along with food-grade additives, under customized process and machining parameters.	VALORA 2.0 is positioned to address the increasing demand for next-generation textured proteins with enhanced sensory attributes, particularly related to fibrous texture and chewiness, supporting use in full meat-replacement applications. The product line is differentiated from standard textured soy proteins (TSP), which are commonly used as fillers. Strategically, VALORA 2.0 targets two main market segments: (i) meat processors seeking higher-quality extenders for hybrid formulations, and (ii) food manufacturers and plant-based brands requiring standalone protein bases for applications such as nuggets, pizza toppings, and taco fillings.
Yeast	YEEA1	Extract derived from a novel yeast biomass with defined functional and nutritional properties. This technology enables the replacement of certain animal-derived nutritional supplements, addressing markets with dietary, religious, or ethical restrictions. A secondary application is under evaluation, where the same extract is utilized as a base for savory flavor development.	This project targets the alternative ingredients segment within the nutritional and functional food markets. By providing a non-animal, fermentation-based source of bioactive compounds, the platform addresses the growing demand for ethical, sustainable, and label-friendly nutrition. The potential flavor-enhancing application also opens opportunities in the seasonings and savory product categories.

MEAT REPLACEMENTS	Soybean	VALORA TSP	A line of soy-based textured proteins designed to replicate the texture and mouthfeel of different types of meat when hydrated. These products are primarily used as meat extenders in hybrid formulations. They are available in various formats, including chunks, flour, flakes, and granules, each developed to address specific functional properties and application requirements.	Strategically, the product line is positioned within the commodity segment of textured soy proteins, while differentiating itself through its range of formats and application adaptability. Soy remains the predominant raw material, accounting for the majority of global consumption of textured vegetable proteins (TVP). This positioning provides access to a large, established addressable market for VALORA TSP, with opportunities for incremental growth through customization and application-specific developments.
		SOOY1	Moolec Science’s patented soybean platform has been engineered to produce high levels of porcine myoglobin in soybean seeds, achieving expression levels exceeding 20% of total soluble protein. This technology enables the incorporation of functional soy-based protein ingredients to enhance organoleptic and nutritional properties in processed meat products, pet food, and animal feed applications, providing a more efficient and sustainable alternative to conventional animal protein production.	This project targets alternative protein and hybrid meat segments, where heme-containing proteins are key to replicating the color, flavor, and aroma of conventional meat. By producing porcine myoglobin directly in soybean seeds, the platform enables a scalable and cost-efficient supply of functional heme proteins for use in plant-based and blended meat formulations, as well as in pet food applications. The technology positions Moolec within the intersection of plant biotechnology and the cultured protein market, addressing growing demand for sustainable and functional ingredients.
SOOY2
SOOY3

Pea	PEEA1	Pea platform engineered to produce high levels of bovine myoglobin in pea seeds. This technology enhances the nutritional profile of the resulting protein ingredients by significantly increasing heme iron content, providing an alternative source of iron-rich proteins compared to conventional animal-derived sources.	This project addresses the growing demand for functional plant-based ingredients that deliver nutritional equivalence to animal proteins. By expressing bovine myoglobin in pea seeds, the platform targets hybrid and plant-based meat manufacturers seeking natural sources of heme iron to improve color, taste, and micronutrient content in their formulations. The technology also positions Moolec to participate in the expanding market for bioengineered proteins with enhanced nutritional functionality.

BY-PRODUCTS	Soybean	OIL	Expeller-pressed, degummed soybean oil intended for further refining, bleaching, and deodorizing (RBD) for use in food applications or biofuel production.

Degummed soybean oil can be used in multiple applications. In its crude form, it provides an energy source for animal feed, supports fermentation processes in pharmaceutical and industrial uses, and serves as a feedstock for biofuel production. Once refined, it is used in food applications such as cooking oils, margarines, dressings, and baked goods.

Soybean hulls serve as a fiber source for animal feed and can also be used as a component in fermentation culture media, enabling potential synergies with fermentation manufacturers. Gums from the degumming process are used as a raw material for lecithin production, while expeller-pressed soybean meal, rich in protein and residual oil, is used in animal nutrition.

Collectively, these byproducts illustrate a circular production approach aimed at maximizing value extraction while minimizing waste.

		HULLS	Soybean hulls are used as a fiber source for feed applications and are suitable for pelleting. Due to their low lignin, high cellulose, and moderate to high protein content, soybean hulls can also serve as a component in culture media formulations.
		EXPELLER	Expeller-pressed soybean meal containing approximately 45% protein and 7% residual oil, suitable for use in feed formulations or as a raw material for value-added processing. Anti-nutritional factors are inactivated during the production process.
GUMS

Byproduct of the soybean oil degumming process, consisting of hydrated phospholipids (approximately 26%) obtained from expeller-pressed soybean oil. It is used as a raw material for dry lecithin production.

CO-PRODUCTS	Soybean	SCRAPS	Refers to the value-added products derived from soybean byproducts. Several processing routes are under development to enable applications across feed, food, and pharmaceutical sectors, utilizing soybean hulls, gums, and expeller meal as raw materials.	This project focuses on the development of processes to transform byproducts into functional ingredients for feed, food, and pharmaceutical applications, supporting circular valorization and the creation of additional value streams.
CO- DEVELOPMENTS	Lupin	LUPIN PRODUCTS	Texturized lupine concentrate produced from lupine seeds or flour, processed to obtain a fibrous, meat-like texture. It is used as a plant-based ingredient for meat alternative formulations and as a functional component in snack and health-oriented food products.	LUPIN is a next-generation texturized lupine concentrate developed to meet the increasing demand for soy-free and allergen-friendly protein ingredients. Produced from lupine seeds or flour and processed to achieve a fibrous, meat-like texture, it is suitable for use in meat alternatives as well as in snack, bakery, and health-oriented food applications. The product is positioned to serve the growing market interest in high-protein, non-soy, and non-gluten options, supporting clean-label and specialized dietary formulations.
	Pea	PEA PRODUCTS	Texturized pea concentrate produced from yellow peas or pea flour, processed to obtain a fibrous, meat-like texture. It has a high protein content, a neutral taste profile, and favorable water- and fat-binding properties.	PEA Texturized Concentrate is intended for plant-based meat manufacturers, hybrid meat producers, and food processors seeking a high-protein, neutral-tasting ingredient suitable for a wide range of applications. It can be used in plant-based and blended meat products, snacks, bakery items, and functional foods, supporting the development of clean-label and texturally consistent formulations.

Ferment.	PHB	Development of a biodegradable biopolymer based on polyhydroxybutyrate (PHB), produced through bacterial fermentation using glycerin and other agro-industrial byproducts as feedstocks. The process aims to obtain high-molecular-weight PHB suitable for the production of fully compostable materials. Optimization efforts focus on strain performance, fermentation efficiency, and downstream processing to ensure material quality and scalability.	This project targets the growing market for sustainable and compostable bioplastics, driven by regulatory and consumer pressure to reduce fossil-based plastic waste. By leveraging renewable feedstocks and circular-economy principles, the PHB platform positions Moolec within the bio-materials segment, enabling potential applications in packaging, coatings, and agricultural films while offering a lower-impact alternative to conventional plastics.
Yeast	LIIP	Development of a recombinant yeast platform designed for the expression of industrial lipase enzymes intended for bakery applications. The project focuses on optimizing lipase production and secretion through yeast-based expression systems. This approach aims to deliver a scalable, cost-efficient alternative to conventional microbial or animal-derived enzyme production methods.	This project targets the global baking enzyme market, where lipases are widely used to enhance texture, shelf life, and processability of dough-based products. By using a yeast expression system, the platform offers potential advantages in production efficiency, regulatory acceptance, and sustainability.

Development Timeline and Process

The projects in our product portfolio are currently at different stages of development. To bring these products to market, each must progress through multiple phases, from initial research to full commercialization. This process begins with research and development, where we identify proteins of interest from traditional animal foods and evaluate their ability to be efficiently and effectively expressed in plants, microorganisms, or cellular systems. Once target proteins are validated, we proceed to prototype development, followed by further testing and optimization to confirm that the prototype can be scaled efficiently under industrial conditions. The subsequent stages involve pilot and commercial-scale production, and ultimately, market launch and commercialization.

The main stages of products development can be summarized as follows:

(i)	Discovery: The first stage involves the identification of hosts systems, candidate genes, metabolic pathways, or microorganisms with the potential to enhance desired characteristics or enable an agro-industrial biotech solution. Within our dual engine platform, discovery activities encompass both crop hosts (for molecular farming) and microbial and cellular systems (including bacteria, fungi, and yeasts for precision fermentation). This phase also integrates early traceability-by-design principles to ensure transparency and compliance throughout subsequent development stages.

(ii)	Proof of concept/Transformation: Once validated in model systems (in vitro or in vivo), promising candidates advance from discovery to the proof-of-concept stage. In this stage, targets constructs are introduced into the chosen host—crops in greenhouse conditions or microbes or cellular systems in small-scale bioreactors (lab scale). The objective is to confirm expression and performance within the targeted organism before progressing scale-up, field validation, or pilot fermentation. At this step, preliminary release specifications and data packages are typically defined to support subsequent regulatory and quality documentation.

(iii)

Early development/Development: In this stage, efficacy field trials (for crops) and pilot-scale fermentation (for microbial and cellular systems) are expanded to assess expression levels, phenological traits, and performance across multiple geographies and growing cycles. Additional parameters are evaluated to optimize the technology and confirm its robustness under real-world conditions.

Agrality supports seed increase, multi-site trialing and crop characterization; Bioceres contributes regulatory analytics and intellectual property strategy; and InMet provides synthetic-biology and pilot-scale fermentation to bridge discovery and industrial scale.

The primary objective of this stage is to demonstrate technical feasibility by identifying the optimal candidate for scale-up – whether to expand seed stock and initiate regulatory field trials (for crops), or to study organisms’ behavior in production conditions and produce sufficient biomass for downstream prototyping and safety assessments (for microbial and cellular systems).

(iv)

Advanced development/Selection: At this stage, extensive field evaluations (for genetically modified traits and other crop events) are conducted to fully demonstrate efficacy for the intended purpose. For GM traits, regulatory processes are initiated, including multi-site field trials designated to generate environmental, compositional, and food safety data required for submission and approval.

For microbial and cellular fermentation solutions, industrial-scale (SynBio Powerlabs) production runs are carried out to collect data supporting refined techno-economic assessments, process optimization, and the establishment of robust batch genealogy and quality controls for traceability and compliance.

The goal of this phase is to validate the technology under operational conditions and prepare comprehensive data packages to support regulatory, quality, and commercial readiness.

(v)

Pre-launch/Scale-Up: This phase involves finalizing regulatory approvals and preparing product launch and commercialization. Key activities include seed multiplication, pre-commercial production, and product or solution testing with selected customers.

For fermentation solutions, accumulated safety and quality data are submitted to regulatory agencies, while SynBio Powerlabs and partner facilities plan capacity expansions, validate release specifications, and establish cost-of-good-sold (COGS) and supply parameters to ensure reliable and efficient market entry.

(vi)

Product launch/Downstream: This final stage converts novel seeds or microbial/cellular biomass into finished business-to-business (B2B) ingredients through established downstream processing pathways. For crops, production leverages existing oilseed workflows, with ValoraSoy contributing soy texturization and downstream processing expertise. For microbial or cellular systems, the process validates fermentation, downstream, and purification schemes.

Across both production routes, full chain-of-custody (identity preservation for seed lots and detailed batch records for fermentation) ensures compliance with customer requirements for traceability and quality.

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

Competition

We operate in a highly competitive and rapidly evolving landscape. For analytical purposes, we view competition across technology clusters; boundaries are fluid, and several companies may be potential partners, suppliers or customers in specific use cases.

(i)	Molecular farming peers: Companies developing animal-like proteins or functional lipids in plants through molecular farming or related plant-expression systems. Examples include AlpineBio, Finally Foods, IngredientWerks Inc., Kyomei, Miruku Limited, Mooza Foods, NewMoo and PoLoPo Inc., among others. These companies pursue different host crops, molecular targets, and end-use applications, and compete primarily on expression levels, regulatory advancement, cost of goods, agronomic performance, supply-chain traceability and IP portfolios.

(ii)	Fungal and microbial alternative proteins (precision fermentation / mycoprotein): These are companies developing proteins, lipids, or other functional ingredients through microbial or cellular systems using precision fermentation or related biotechnological platforms. Illustrative examples include Marlow Foods (Quorn), ENOUGH (ABUNDA), The Better Meat Co. (Rhiza), Nature’s Fynd, Meati Foods y MycoTechnology, among others. These companies differ in host selection (yeasts, fungi, bacteria, or cell cultures), production scale, and target molecules, and compete on expression yields, scalability, and integration into established food manufacturing workflows.

(iii)	Traditional and diversified ingredient suppliers: Large flavor, fragrance, enzyme and ingredient companies and broader suppliers that address overlapping functionality spaces and may, in some cases, be prospective customers or channel partners. Examples include Givaudan Group, International Flavors & Fragrances, DSM-Firmenich and Novonesis (Chr. Hansen), among others. Competition in this cluster centers on breadth of portfolio, application support, global supply reliability, regulatory coverage and pricing.

We compete primarily on our ability to deliver target functionality at competitive price points, with traceable supply chains and credible regulatory execution across multiple biological routes. We believe that our dual-engine platform— combining molecular farming in crops with precision fermentation in controlled environments— positions us to address customer requirements for performance, cost, reliability and compliance. Nevertheless, many of our competitors have greater financial and technical resources, longer operating histories, or broader commercial footprints, which could limit our ability to compete effectively in certain markets. See Item 3.D—Risk Factors.

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

To date, we have identified and sought patent protection in our capacity as either title holder or exclusive licensee for a diverse technology portfolio including food ingredients, nutritional supplements, meat replacements ingredients and biomass, seed traits, among others.

These technologies are currently protected through our 64 patents and 54 current patent applications as owner and or as exclusive licensee. In addition, the company possess 150 trademarks and 15 pending trademarks accounting 165 registers related to Moolec’s business technologies, including the trademarks:

,	.

In July 2025, the USPTO issued a patent for the promising “Piggy Sooy” technology. The patent issued grants exclusivity over soybean plants and seed capable of producing 5-30% of total soluble protein (TSP) of as heme proteins and also covers food applications derived from soybean seed expressing high levels of heme proteins.

Moolec has also licensed the HB4® technology to Bioceres Crop Solutions Corp. The license includes the HB4® soy and HB4® wheat events, which are protected by patents filed in key agricultural markets such as the United States, Canada, Brazil, Argentina, Bolivia, Paraguay, Uruguay, Mexico, South Africa, Australia, India, China, Ukraine, Russia, and several European countries. HB4® is a proprietary biotechnology trait that enhances crop tolerance to abiotic stress, particularly drought, by modulating the expression of the HaHB4 transcription factor. This technology was developed through a long-standing collaboration between Bioceres and Argentina’s National Scientific and Technical Research Council (CONICET), combining public research excellence with private sector innovation. The HB4® soy and wheat patents are expected to expire in 2039 and 2040, respectively.

On March 28, 2025, Bioceres Crop Solutions Corp agreed to transfer all rights, licenses, and materials containing or pertaining to the soy ANF trait and pay US$750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all royalty payments, which included 25% of the net wheat technology licensing revenues and 6% of the net HB4 soybean revenues up to US$10 million; and (iii) the release from any performance benchmark obligations related to the RG, OX, and RS varieties which amounted to US$8.1 million. Therefore, as of June 30, 2025, in Bioceres Crop Solutions Corp accounting records, payment related to the acquisition of Verdeca and other intangibles assets was cancelled.

Research and Development

Our R&D activities focus on the discovery, design, expression, and scale-up of proteins and functional lipids through two complementary routes: Molecular Farming in crops and precision fermentation in microorganisms (fungi and yeasts). Our workstreams encompass host and trait discovery, construct and strain engineering, greenhouse and multi-site field trials, pilot and industrial fermentations, downstream processing, and analytical validation, all executed within a stage-gated development framework and a traceability-by-design approach—featuring identity preservation for seed lines and batch genealogy with electronic batch records for fermentation.

We execute R&D through a combination of in-house capabilities and external collaborations. Internally:

●	Agrality supports seed multiplication, field trialing, and crop characterization across Argentina, Brazil, and the United States.

●	InMet provides synthetic-biology, process-development, and pilot-scale fermentation capabilities bridging discovery and full-scale production.

●	SynBio Powerlabs provides end-to-end support for fermentation operations across laboratory, pilot, and industrial scales and analytical and quality-control activities.

●	Bioceres Crop Solutions contributes regulatory expertise and intellectual-property management.

●	ValoraSoy brings soybean downstream-processing know-how and application-testing capabilities.

Externally, we collaborate with universities, contract research organizations (CROs), and technology partners under service and research agreements to augment capacity in specialized assays—particularly for regulatory and safety studies. See Item 4.B—Business Overview; Item 5—Operating and Financial Review and Prospects (R&D expenses); and Item 3.D—Risk Factors.

Raw Materials and Material Sourcing

The process of scaling up our seed inventory and production is carried out in the United States and Argentina. We work with multiple growers in both countries to outsource production according to agronomic conditions and regional suitability. Currently, we maintain safflower production in American Falls, Idaho (USA).

The fungal biomass (Mycofood™) serves as a core raw material for fungi-based products. It is produced under HACCP and GMP standards through controlled fermentation processes using traceable, non-GMO ingredients to ensure transparency and quality throughout the value chain. This initiative provides sustainable and scalable sources of functional proteins and bio-based ingredients, fully aligned with our objectives of traceability, environmental performance, and circularity.

For ValoraSoy products, we utilize soy- and chickpea-based functional proteins specifically designed for human nutrition. These products are manufactured in state-of-the-art facilities strategically located within Argentina’s soybean corridor, leveraging advanced processing technologies to produce plant proteins that offer chewiness, texture, and fibrous structure comparable to meat.

Government Regulation

We are, and will be, subject to the laws and regulations in which we operate. This includes laws and regulations governing biotechnology and food companies related to the development, approval, manufacturing, import, export, marketing and sale of our products. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Laws and Regulation”.

In order to manage the seasonability of our operations, we plan to produce our crops in both Argentina and the United States.

United States

Our principal market focus is the United States. In the U.S., the primary agencies responsible for the regulation of plant biotechnology products are the United States Department of Agriculture (USDA) – Animal and Plant Health Inspection Service (APHIS), which oversees environmental release, and the Food and Drug Administration (FDA), which regulates food and feed use.

We are subject to a range of federal, state and local laws and regulations administered by agencies such as the FDA, the Federal Trade Commission (FTC), the Environmental Protection Agency (EPA), the Occupational Safety and Health Administration (OSHA), and the USDA. These regulations cover various aspects of our operations, including future processing, packaging, distribution, marketing, labeling, quality assurance, safety, and transportation of our products, as well as occupational health and safety practices.

Facilities in the United States where our products are grown or produced may be required to register with the FDA and comply with applicable regulatory frameworks, including the Food Safety Modernization Act (FSMA). In addition, we will be subject to state and local food safety and labeling regulations in connection with the commercialization of our products. We are also subject to labor and employment laws, advertising and privacy regulations, workplace safety standards, and other laws governing business operations.

Consistent with this regulatory framework, several of our molecular farming products have already received favorable determinations from USDA-APHIS and the FDA.

On September 23, 2024, USDA-APHIS issued a Regulatory Status Review concluding that our PEEA1 pea meat replacement product poses no greater plant pest risk than non-genetically engineered pea plants under 7 CFR part 340, thereby exempting it from permits requirements for importation, interstate movement, and environmental release.

On April 19, 2024, USDA-APHIS APHIS issued a Regulatory Status Review concluding that our soybean Piggy Sooy™ presents no greater plant pest risk than conventional soybeans plants under 7 CFR part 340. As a result, we are no longer required to obtain USDA-APHIS permits for the importation, interstate movement, or environmental release of these genetically engineered soybean plants.

On March 31, 2023, USDA-APHIS issued a Regulatory Status Review with the conclusion that our GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation 7 CFR part 340. Accordingly, we are no longer required to obtain USDA-APHIS permits for importation, interstate movement, and environmental release of GE plants. Our GLASO product derived from this crop already received FDA approvals for use as an ingredient in dietary supplements, nutritional beverages, medical foods, and pet food, as well as for the use of its seed meal in cattle and poultry feed.

Argentina

Approvals for the environmental release of genetically modified plants in Argentina are granted by the Secretariat of Agriculture, Livestock and Fisheries (SAGyP). These approvals are associated with risk evaluations performed by National Commission of Agricultural Biotechnology (CONABIA) and food/feed assessment by the National Food Safety and Quality Service (SENASA).

Currently we have permits from the SAGyP for importation, movement, and environmental release from some of our genetically modified plants. Our chymosin safflower has been fully approved by MAGP for release and production in Argentina and no further permits are required for its production and consumption. In addition, on September 2025, SENASA granted the approval for GLA safflower use for food and feed.

Finland

Under Finnish and EU regulatory frameworks, our operations in Finland are subject to oversight by the Finnish Food Authority (Ruokavirasto) and the Board for Gene Technology (GTLK), pursuant to the Gene Technology Act 377/1995 and the accompanying Government Decree on Gene Technology 928/2004.

As an EU Member State, Finland requires that any genetically modified organisms intended for environmental release or cultivation receive prior authorization pursuant to Directive 2001/18/EC and related EU regulation.

A precision-fermentation facility in Finland that utilizes contained microbial and cellular systems under controlled conditions, which fall within the regulated “contained use” classification, does not require the same environmental release authorizations as open-field genetically engineered crops.

By operating the Finnish facility under contained-use protocols and aligning with traceability and data-audit requirements, we remain in compliance with Finnish and EU biotechnology regulatory standards applicable to our Finland-based operations.

Other Regulatory Requirements

We are also subject to various federal, state, local, national, and transnational laws, regulations, and requirements in the jurisdictions in which we operate, relating not only to biotechnology and food and ingredient products but also to other areas of our operations. As we continue to grow, we may become subject to additional regulations and requirements in these jurisdictions relating, among other things, to safe working conditions, laboratory and distribution practices, and the transportation and disposal of hazardous or potentially hazardous substances. In addition, applicable import and export laws will require us to comply with certain standards governing the cross-border transit of finished goods and raw materials.

The costs associated with our continued compliance with these various federal, state, local, national, and transnational laws and regulations, or with any new requirements to which we may become subject, could be significant. Failure to comply with such legal obligations could have a material adverse effect on our results of operations and financial conditions.

Employees

As of June 30, 2025, we had 103 full-time and temporary employees located in Argentina, the United States, the Netherlands, Finland, and the United Kingdom. Our workforce includes 14 Ph.Ds. and other highly skilled scientists, biotechnologists, and engineers. Our work environment is technology-driven, reflecting our corporate purpose and innovation-focused culture. We have never experienced a labor-related work stoppage.

As of October 31, 2025, we had 72 employees, reflecting a decrease attributable to the reorganization process arising from the Business Combination.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. Except as described in Item 8. of this report, we are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, results of operations, prospects or financial condition.

Notice of Alleged Breach

On October 2, 2025, the Company received a notice of alleged breach from INVIM Corporativo S.L., a private limited company incorporated under the laws of Spain (“INVIM”), regarding the alleged failure to pay the assignment price of US$13 million in connection with a certain Assignment and Assumption Agreement dated May 27, 2025 (the “Agreement”). The Agreement, in turn, references related instruments, including a Note Purchase Agreement and a Binding Contribution Memorandum of Understanding, both dated October 15, 2023.

In response, the Company rejected INVIM’s assertion that any payment is due or owing, on the grounds that, among other reasons, under the express terms of the Agreement and related transaction instruments, INVIM failed to satisfy certain conditions precedent, including the valid transfer of relevant securities and the execution of a required services agreement.

The Company intends to vigorously defend its position and enforce its rights under the Agreement, the related transaction instruments, and applicable law. While the Company believes that INVIM’s assertions are without merit, if INVIM were ultimately to prevail in any proceedings, such an adverse outcome could have a material adverse effect on the Company’s business, results of operations, financial condition, or liquidity.

C. Organizational Structure

The following diagram depicts our current organizational structure:

Notes:

1	Includes 3,076,079 (5%) shares that Bioceres LLC has shareholder rights over pursuant to the Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp.

2	For more information about BIOX subsidiaries, please refer to the latest 20-F filed by BIOX with the SEC.

3	The shareholding of Bioceres Group in THEO I is planned to be distributed (spin-off) to Bioceres Group shareholders within 12 months from the signing date of the Business Combination Agreement with Moolec Science.

4.	For more information about Bioceres SA, Bioceres LLC and Theo I, please refer to ITEM 13. DEFAULTS,DIVIDEND ARREARAGES AND DELINQUENCIES

The following table identifies our main subsidiaries as of the date of this report:

Name	Jurisdiction of Incorporation	Ownership Interest	Voting Interest
Moolec Science Ltd.	United Kingdom	100%	100%
AG Biomolecules LLC	United States	100%	100%
ValoraSoy S.A.[1]	Argentina	100%	100%
Nutrecon LLC	United States	100%	100%
SynBio Powerlabs	Finland	90%	90%
Gentle Tech	British Virgin Islands	100%	100%
Gentle Farming	British Virgin Islands	51%	51%
G-FAS	Argentina	64%	64%
Bioceres S.A.	Argentina	90%	90%
Bioceres Tech Services LLC	United States	100%	100%
Bioceres LLC	United States	100%	100%

Notes:-

1	Calculated considering the indirect interests held through Moolec Science Ltd

D. Property, Plant and Equipment

Prior to the closing of the ValoraSoy Acquisition, our tangible assets primarily consisted of laboratory equipment and other R&D assets, while our principal assets were intangible, including intellectual property rights. Following the closing of such acquisition, we incorporated a soybean processing facility located in Argentina’s soybean corridor, designed to maximize raw-material origination, with an installed crushing capacity of approximately 10,000 tons of soybean per year. This facility specializes in the production of textured soy proteins, and provides industrial conditions for specification validation, application testing and downstream know-how that support our commercialization plans in multiple regions.

In April 2025 we announced the Business Combination with Bioceres Group Limited, Nutrecon LLC and Gentle Technologies Corp., and, upon closing, our base of property, plant and equipment expanded to include contributed and integrated assets across biotechnology services, field operations and controlled-facility manufacturing. These assets include (i) precision-fermentation infrastructure in Finland operated under the Synbio Powerlabs brand, supporting controlled production of fungi-based proteins and related analytical release activities; (ii) Agrality’s multi-geography execution footprint in Argentina, Brazil and the United States, comprising seed increase, nursery and multi-site field-trial capabilities, drying/conditioning and processing assets, and warehousing and distribution (including an estimated storage capacity of approximately 300,000 square feet and handling/shipping throughput of up to approximately 1.1 million units), which together enable identity-preserved logistics and regulatory trialing; and (iii) InMet’s synthetic-biology and pilot-scale fermentation facilities used for process development, low-scale/plant-pilot runs and metabolomics, bridging discovery and industrial scale-up. These facilities complement our existing downstream capacity at ValoraSoy and are intended to reduce scale-up risk and time-to-market across both molecular-farming and fermentation programs.

Future capital expenditures are expected to relate primarily to scale-up and debottlenecking of fermentation capacity, expansion and modernization of field and seed-processing assets, and incremental downstream capabilities for our molecular-farming and fermentation programs. See Item 4.C—Organizational Structure.

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

A. Operating Results

The Business Combination Agreement

Before the end of the fiscal year, on June 16, 2025, the Company consummated a business combination. Prior to that moment, a series of previous steps have taken place, as follows:

On May 14, 2025, Moolec Science (Luxembourg) made effective a reverse stock split of its Ordinary Shares (the “Reverse Stock Split”) on the consolidation ratio of ten-to-one (the “Consolidation Ratio”), pursuant to which holders of Ordinary Shares received one Ordinary Share for every ten Ordinary Shares held.

On May 22, 2025 (the “Effective Date”), the Company changed its jurisdiction by Moolec Science (Luxembourg) discontinuing from the Grand Duchy of Luxembourg and transferring by way of continuation to the Cayman Islands as Moolec Science (Cayman Islands) pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands (the “Redomiciliation”). On the Effective Date, all of the shares of Moolec Science (Luxembourg), par value $0.10 per share by operation of law became shares of Moolec Science (Cayman Islands), par value $0.10 per share.

After completion of the Reverse Stock Split, all references to our Ordinary Shares, share data, per share data and related information have been adjusted for the Consolidation Ratio to reflect the Reverse Stock Split. The Reverse Stock Split has consolidated each ten of our Ordinary Shares into one Ordinary Share, with a new par value of $0.10 per Ordinary Share. Upon completion of the Reverse Stock Split, no fractional Ordinary Shares were issued, and any fractional Ordinary Shares resulting from the Reverse Stock Split were rounded up to the nearest whole Ordinary Share. Except for the adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did not have any dilutive effect on our shareholders.

The Business Combination, initially announced on April 17, 2025, in which the Company, Bioceres Group Limited (formerly, Bioceres Group PLC, one of the main shareholders of the Company), Gentle Technologies Corp (“Gentle Tech”) and Nutrecon LLC (“Nutrecon”) entered into the Business Combination Agreement, pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025 with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3 Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025 (the “Closing”).

Through the consummation of the Business Combination, Moolec Science SA acquired all the issued and outstanding equity interests of Bioceres Group and Nutrecon and 50% of Gentle Tech, integrating mature agricultural biologicals and seed businesses, nutritional solutions, and emerging technology ventures. In consideration for the contributed entities, the Company issued approximately 6.2 million of ordinary shares to the shareholders of Bioceres Group, 450,000 of ordinary shares and 500,000 private warrants with an exercise price of US$20.00 per share to the shareholders of Nutrecon, and 132,750 ordinary shares to the shareholders of Gentle Tech. Also, Moolec Science SA committed to issue additional ordinary shares twelve months after the acquisition date, representing the 10% of the total shares to be issued (the “Holdback”), representing approximately 0.7 million of ordinary shares to the shareholders of Bioceres Group, 50,000 of ordinary shares to the shareholders of Nutrecon, and 14,750 ordinary shares to the shareholders of Gentle Tech.

On June 16, 2025, following the consummation of the Business Combination, the Company initiated integration processes across organizational, operational, and IT functions to support competitiveness and long-term sustainability. In parallel, management continued to advance the ongoing operations, which remain crucial to maintaining business continuity and supporting the successful execution of the integration and growth strategy. The consolidated results as of and for the year ended June 30, 2025 (“FY2025”) reflect purchase accounting. The prior periods as of and for the year ended June 30, 2024 (“FY2024”) and for the year ended June 30, 2023 reflects the Predecessor on a stand-alone basis and does not include any effects of the Business Combination. As a result, variances between FY2025 and FY2024 primarily reflect changes in scope and basis of presentation rather than purely period-over-period operating trends, and therefore the periods are not directly comparable. Effective as of the Closing (i.e., June 16, 2025), the Company accounted for the Business Combination under IFRS 3, Business Combinations, using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal subsidiary) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

Going concern

The Business Combination, initially announced on April 17, 2025, in which the Company, Bioceres Group (formerly, Bioceres Group PLC, one of the main shareholders of the Company), Gentle Tech and Nutrecon entered into the Bioceres Group Business Combination Agreement, pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. The Business Combination was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025, with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3, Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025.

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that led to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs. Marinov, Kolatch and Crocco (or such other persons as may be nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation. The equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates (the “BIOX deconsolidation”). Even when there was a deconsolidation of the business, the Company will continue to be affected by BIOX business due to the HB4 royalty agreement. It is important to note that the effects of the loss of control in BIOX represents substantially all of the Company’s business.

As a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then, was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of June 30, 2025, the current debt amounts to US$58.0 million.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

As of June 30, 2025, the Group had a negative working capital amounting to US$204,860,444, and a shareholders’ deficit of US$82,873,602. Additionally, the Group reported recurring operating losses amounting to US$104,150,129.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)  about the ability of Moolec Science SA to continue as a going concern, currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, the Group will not be able to sustain its operations.

The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to substantial doubt about the Group’s ability to continue as a going concern.

Management has plans to address the Group’s financial situation as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of US$9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo I SCSp at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of US$91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of US$5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate).These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

However, there is no assurance that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The consolidated financial statements of Moolec Science SA do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

Accordingly, the financial statements of Moolec Science SA for periods prior to the Closing reflect the historical financial information of Bioceres Group. The financial information as of and for the year ended June 30, 2025 reflects the figures corresponding to Bioceres Group and incorporates the effects of applying the acquisition method to Moolec Science SA, Gentle Tech and Nutrecon, measured at fair value in accordance with IFRS 3.

For a discussion of the factors that may affect our results of operations see “Item 3—Key Information—Risk Factors”.

Factors Affecting our Operating Results

BIOX deconsolidation

Our operating results going forward will be affected by the deconsolidation of BIOX following the loss of de facto control over that entity on June 18, 2025. As a result of this deconsolidation, the Group no longer consolidates BIOX’s assets, liabilities, revenues and expenses, and instead accounts for its investment in BIOX under the equity method. Accordingly, our operating results will reflect only our share of BIOX’s net results, rather than BIOX’s results on a consolidated basis, which may materially reduce reported revenues, operating income and other key performance indicators compared to prior periods. If the voluntary bankruptcy described above proceeds, BIOX will no longer be an equity method associate. For a detailed discussion of the events and circumstances that led to the loss of control over BIOX, see “Part I – Introductory note and presentation of financial and other information.”

Regulatory environment

Our operating results will vary depending on the speed at which we are able to obtain regulatory approvals for our products and the cost and expense associated with gaining such approvals. The degree of regulation to which we are subject varies by activity and country. Our ability to sell our technologies and products depends on obtaining and maintaining necessary authorizations, permits, and regulatory approvals in the markets in which we operate.

Product Development

Moolec has developed a range of functional proteins and lipids that are already available to food manufacturers and feed producers.

One of our lead products, Mycofood™, exemplifies our approach in action. It is a scalable, 100% animal-free protein ingredient produced through precision fermentation of fungal biomass. Designed to deliver a neutral taste and versatile texture, Mycofood™ can be seamlessly integrated into a wide range of food systems—from meat analogues to protein-enriched formulations—without altering flavor or mouthfeel.

ValoraSoy products primarily use soy-based functional proteins, supplemented with chickpea-based proteins, specifically designed for human nutrition. Produced in state-of-the-art facilities in Argentina’s soybean corridor, these plant proteins provide chewiness, texture, and fibrous structure comparable to meat, supporting clean-label and nutritionally rich applications.

GLASO, a safflower-derived oil rich in functional lipids, is currently being used in formulations for small-animal feed, demonstrating the versatility of our platform and its applicability beyond human food systems.

Other programs remain under research and development and will advance through discovery, transformation, development, and selection stages prior to full-scale production and commercialization. This mix of revenue-generating and pipeline projects reflects our dual focus on near-term market presence and long-term innovation across molecular farming and precision fermentation.

We have made significant progress in the research and development of our products, as well as in acquiring the necessary production facilities to scale-up production:

●	As a result of the Closing of the Business Combination in June 2025, we incorporated a pilot and industrial precision-fermentation facility under the SynBio Powerlabs brand, designed to produce target proteins, enzymes, and other biomolecules using optimized microbial and cellular systems – providing a controlled, scalable pathway from design through fermentation to commercial channels with food-industry partners. The site runs under the Finnish and EU “contained use” framework, overseen by the Finnish Food Authority (Ruokavirasto) and the Board for Gene Technology (GTLK), which enables compliant, controlled production without open-field authorizations, while aligning with traceability and data-audit requirements across our Finland-based operations.

●	On September 2025, in Argentina, the National Service for Agri-Food Health and Quality (SENASA) granted feed and food approval for Moolec’s proprietary Safflower GLASO1 technology.

●	On April 18, 2024, USDA-APHIS concluded its Regulatory Status Review for our genetically engineered soybean, Piggy Sooy™. The review determined that Piggy Sooy™, which accumulates animal meat protein, does not pose an increased plant pest risk compared to non-engineered soybeans. Consequently, Piggy Sooy™ is not subject to the APHIS regulation governing the movement of genetically engineered organisms (7 CFR part 340). This represents the first-ever USDA-APHIS approval for plant-grown animal proteins. See “Item 4. Information on the Company—B. Business Overview—Government Regulation.”

●	On March 31, 2023, USDA-APHIS issued a Regulatory Status Review with the conclusion that our GLA safflower plants pose no greater plant pest risk than non-genetically engineered safflower plants according to regulation 7 CFR part 340. We also have FDA approval for use of the seed meal from GLA safflower plants in food for cattle and poultry. See “Item 4. Information on the Company—B. Business Overview—Government Regulation.”

●	As a result of the closing of the ValoraSoy Food Ingredients Acquisition in April 2023, we acquired a soy processing plant in Argentina which specializes in the production of textured soy proteins. Its products are manufactured using various extrusion processes obtaining vegetable proteins with texture and fibrousness similar to those of meat, with various applications such as hamburgers, sausages, and other plant-based products.

We are striving to successfully complete certain major research, development, and production activities in order to meet our expected production dates.

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

Capital Requirements

As a result of the closing of the ValoraSoy Acquisition, we used to generate revenue from our operations from ValoraSoy’s pre-existing contracts. Starting in the fiscal year 2025, we initiated the commercialization of GLASO. However, until we can generate sufficient revenue, we are dependent on our ability to raise sufficient capital from third-party sources. After the Business Combination Closing, we incorporated other sources of revenues from operations of Bioceres Group and we expect to incorporate other sources from Nutrecon and its subsidiary. We expect to finance our future capital needs through private placements of our securities, public offerings of equity and/or equity-linked securities, debt financings, collaborations, and licensing arrangements.

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

Comparison of the Year Ended June 30, 2025, and the Year Ended June 30, 2024

The following table sets forth our historical operating results for the periods indicated:

	Consolidated Statements of Comprehensive Loss
	For the year ended June 30, 2025	For the year ended June 30, 2024	Change	Variation
	(in United States Dollars)			(%)

Revenues from contracts with customers	333,611,248	466,376,330	(132,765,082)	(28)%
Government grants	3,412	197,519	(194,107)	(98)%
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,764,863	(45,746)	1,810,609	n.s.
Cost of sales	(203,424,872)	(279,368,328)	75,943,456	(27)%
Changes in the net realizable value of agricultural products after harvest	(1,541,204)	(2,385,069)	843,865	(35)%
Research and development expense	(15,138,510)	(17,422,487)	2,283,977	(13)%
Selling, general and administrative expenses	(125,908,240)	(126,340,822)	432,582	-
Share of profit or loss of joint ventures and associates	(36,927,610)	(21,023,150)	(15,904,460)	76%
Other income or expenses, net	(56,589,216)	(703,265)	(55,885,951)	n.s.
Operating profit	(104,150,129)	19,284,982	(123,435,111)	(640)%
Financial costs	(41,809,445)	(37,634,153)	(4,175,292)	11%
Other financial results	(24,043,905)	(9,608,981)	(14,434,924)	150%
(Loss) Profit before income tax	(170,003,479)	(27,958,152)	(142,045,327)	508%
Income tax	(6,636,121)	(1,103,152)	(5,532,969)	502%
(Loss) Profit for the year	(176,639,600)	(29,061,304)	(147,578,296)	508%
Basic and diluted (loss) / profit attributable to ordinary equity holders of the parent	(17.2461)	(5.6146)	(11.6315)	207%

Notes:

“n.s.”: not significant.

As a result of the deconsolidation of BIOX, the Company expects significant decreases in revenues from contracts with customers, cost of sales, selling, general and administrative expenses, share of profit or loss of joint ventures and associates in future periods, as BIOX’s results will no longer be consolidated. Other operating line items previously impacted by BIOX’s operations may also be affected. Following the deconsolidation, the Company will recognize only its share of BIOX’s net results under the equity method, which may impact the comparability of operating results across periods. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Factors affecting our operating results”

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenues and changes in the fair value of biological assets at the point of harvest are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). Total revenue decreased by US$132.8 million, or 28%, totaling US$333.6 million for the year ended June 30, 2025, compared to our total revenue of US$466.4 million for the year ended June 30, 2024. Revenue was impacted mainly by severe challenges in Argentina, one of our key markets, during the year ended June 30, 2025, driven mainly by a combination of factors: (i) extraordinary prior-year sales linked to local currency devaluation, which led distribution channels to accumulate inventories beyond short-term needs; (ii) deteriorating on-farm economics; and (iii) constrained financing availability across the agricultural sector.

Crop Protection. Total revenue decreased by US$41.6 million, or 19%, to US$181.9 million for the year ended June 30, 2025, compared to our total revenue of US$223.5 million for the year ended June 30, 2024, primarily driven by reduced commercialization of third-party products in Argentina, which accounted for US$41.9 million of the total decrease. This trend aligns with our strategic shift toward prioritizing higher-margin proprietary technologies. Meanwhile, bioprotection products saw a US$5.8 million increase, which was nearly offset by a US$5.7 million decline in seed crop protection products.

Crop Nutrition. Total revenue decreased by US$55.3 million, or 38%, to US$89.5 million for the year ended June 30, 2025, compared to our total revenue of US$144.8 million for the year ended June 30, 2024. The decrease was primarily driven by a sharp contraction in micro-beaded fertilizer sales, attributed to reduced corn acreage in Argentina early in the year. This was further compounded by unfavorable farm economics and elevated channel inventories, which constrained purchasing behavior throughout the season and led to a 39% drop in sales volume. The expected reduction of US$15.7 million related to the Syngenta downpayment further weighed on comparisons.

Seed and Integrated Products. Total revenue decreased by US$32.7 million, or 34%, to US$63.7 million for the year ended June 30, 2025, compared to our total revenue of US$96.4 million for the year ended June 30, 2024. The decline reflects the ongoing transition of the HB4 business model toward strategic partnerships. Reduced volumes from the HB4 business accounted for US$31.7 million of total segment sales, highlighting the impact of this shift on overall performance.

Gross profit

Gross profit (defined as Revenues and changes in the fair value of biological assets at the point of harvest less cost of sales) are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). Gross profit decreased by US$54.2 million, or 29%, to US$130.4 million for the year ended June 30, 2025, from US$184.6 million for the year ended June 30, 2024. The decrease was mainly driven by lower sales across all segments, including a US$15.7 million year-over-year reduction from the Syngenta agreement that carried a 100% gross margin in the year ended June 30, 2024. Even in this challenging context, gross profit performance broadly tracked sales, and the full-year gross margin held stable compared to the prior year. This reflects the relative resilience of the higher-margin proprietary products, where we retained market share and, in some international markets, achieved modest gains.

Crop Nutrition. The Syngenta license payment carries a 100% gross margin; therefore, the US$15.7 million decline had a direct and full impact on gross profit, reducing both the segment’s total gross profit and average gross margin compared to the prior year. Additionally, as described above, the segment was negatively affected by lower fertilizer volumes, which were the primary driver of the overall decline. Margin pressure was further intensified by pricing headwinds in biostimulants and, to a lesser extent, in micro-beaded fertilizers, resulting in segment margins declining from 53% to 48%.

Crop Protection. The decline in gross profit was consistent with lower sales, though less pronounced, resulting in an improved gross margin for the segment. This improvement was mainly driven by a reduction in the commercialization of low-margin third-party products, along with a more favorable product mix. Notably, bioprotection products contributed an additional US$1.6 million, and adjuvants saw a modest margin improvement, further supporting the overall margin expansion.

Seed and Integrated Products. The decrease in gross profit was consistent with the decline in sales and reflects the planned wind-down of the seed business. This transition is part of our strategic shift toward partnerships and trait development, while continuing to sell through existing grain and seed inventories.

Research and development expenses

Research and development expenses are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). Research and development expenses, which include ongoing efforts to maintain and continuously update our existing product portfolio, decreased by US$2.3 million in the year ended June 30, 2025, compared US$17.4 million for the year ended June 30, 2024. The reduction reflects a refocusing of resources to prioritize initiatives that balance our long-term growth prospects with nearer-term profitability opportunities.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased slightly by US$0.4 million, to US$125.9 million for the year ended June 30, 2025, from US$126.3 million for the year ended June 30, 2024. The figure reflects a US$6.4 million increase in impairment of receivables, mainly associated with non-recurring events in Bolivia and the HB4 business, and US$3.5 million in one-time workforce streamlining costs, which offset savings achieved through cost-control initiatives and lower variable costs resulting from reduced sales activity.

Share of profit or loss of joint ventures and associates

The result from our share in the profit of joint ventures and associates declined by US$15.9 million, from a loss of US$21.0 million in the fiscal year ended June 30, 2024, to a loss of US$36.9 million in the fiscal year ended June 30, 2025. Increase in loss of joint ventures and associates was primarily driven by a higher loss of our participation in Theo I SCSp for US$7.8 million and lower earnings from participation in Agrality and Synertech by US$4.1 million and US$2.9 million, respectively.

Other income or expense, net

Other income or expense, net increased by loss of US$55.9 million to US$56.6 million in the fiscal year ended June 30, 2025, from a loss of $0.7 million in the fiscal year ended June 30, 2024. The increase loss was mainly derived from higher expenses related to the recognition of financial guarantees of Theo I SCSp, one of our associates for US$61.7, and partially offset by the result of exchange of intangible assets amounting US$ 7.6 million and the recognition of US$1.5 million gain on purchase related to the Business Combination.

Other financial results

Other financial results are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX).

Income tax

Income tax increased to US$6.6 million for the year ended June 30, 2025, from US$1.1 million for the year ended June 30, 2024. The Company´s effective tax is 4.2% and 3.9% for the year ended June 30, 2025 and 2024. For the year ended June 2025, the effective tax is lower than statutory tax rate mainly due to derecognition of deferred tax assets (US$40.5 million) from Bioceres SA because it initiated voluntary bankruptcy, Share of profit or loss of subsidiaries, joint ventures and associates (US$8.2 million) and non-deductible expenses (US$4 million). For the year ended June 2024, the effective tax is lower than statutory tax rate mainly due to Share of profit or loss of subsidiaries, joint ventures and associates (US$5.1 million), non-deductible expenses (US$1.5 million), tax inflation adjustment (US$4.2 million) and result of inflation effect on monetary items (US$5.1 million).

Comparison of the Year Ended June 30, 2024, and the Year Ended June 30, 2023

The following table sets forth our historical operating results for the periods indicated:

	Consolidated Statements of Comprehensive Loss
	For the year ended June 30, 2024	For the year ended June 30, 2023	Change	Variation
	(in United States Dollars)			(%)
Revenues from contracts with customers	466,376,330	420,867,429	45,508,901	11%
Government grants	197,519	93,509	104,010	111%
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	610,554	(656,300)	(107)%
Cost of sales	(279,368,328)	(235,464,072)	(43,904,256)	19%
Changes in the net realizable value of agricultural products after harvest	(2,385,069)	(4,351,433)	1,966,364	(45)%
Research and development expense	(17,422,487)	(15,943,987)	(1,478,500)	9%
Selling, general and administrative expenses	(126,340,822)	(116,531,274)	(9,809,548)	8%
Share of profit or loss of joint ventures and associates	(21,023,150)	47,709,605	(68,732,755)	(144)%
Other income or expenses, net	(703,265)	1,055,299	(1,758,564)	(167)%
Operating profit	19,284,982	98,045,630	(78,760,648)	(80)%
Financial costs	(37,634,153)	(33,576,632)	(4,057,521)	12%
Other financial results	(9,608,981)	(13,674,756)	4,065,775	(30)%
(Loss) Profit before income tax	(27,958,152)	50,794,242	(78,752,394)	(155)%
Income tax	(1,103,152)	2,328,366	(3,431,518)	(147)%
(Loss) Profit for the year	(29,061,304)	53,122,608	(82,183,912)	(155)%
Basic and diluted (loss) / profit attributable to ordinary equity holders of the parent	(5.6146)	8.8034	(14.4180)	(164)%

Notes:-

“n.s.”: not significant.

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Revenues and changes in the fair value of biological assets at the point of harvest are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). Total revenue increased by US$45.5 million, or 11%, totaling US$466.4 million for the year ended June 30, 2024, compared to our total revenue of US$420.9 for the year ended June 30, 2023. Revenue from HB4 sales, adjuvants, and other crop protection products increased as a result of normalized weather conditions in the southern hemisphere and, to a lesser extent, an increase in bio stimulant sales in Europe.

Crop Protection. Total revenue increased by US$17.7 million, or 8.6%, to US$223.5 million for the year ended June 30, 2024, from US$205.8 million for the year ended June 30, 2023. This increase was due to a greater demand for crop protection products in key markets, such as Brazil and Argentina, as a result of heightened pest pressure - in this segment, adjuvants and seed protection products were the main growth drivers.

Crop Nutrition. Total revenue decreased by US$12.4 million, or 7.9%, to US$144.8 million for the year ended June 30, 2024, compared to US$157.3 million for the year ended June 30, 2023. The decrease was mainly due to a US$17.2 million decrease in the accrual of the Syngenta license payment in the amount of US$15.7 million in the year ended June 30, 2024, compared to US$32.9 million in the year ended June 30, 2023. In addition, softened micro-beaded fertilizers demand in the fourth quarter interrupted the momentum shown by this product category during the first half of the fiscal year, while bio stimulants were the best performers, increasing by more than 50%, mainly in Europe.

Seed and Integrated Products. Total revenue increased by US$39.5 million, or 69.3%, to US$96.4 million for the year ended June 30, 2024, compared to US$56.9 million for the year ended June 30, 2023, as a result of the largest year-on-year increase driven by HB4 sales.

Gross profit

Gross profit (defined as Revenues and changes in the fair value of biological assets at the point of harvest less cost of sales) are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). Gross profit remained nearly flat compared to the year before, increasing by US$2.9 million, or 2%, to US$184.6 million for the year ended June 30, 2024, from US$181.7 million for the year ended June 30, 2023 primarily due to the lower contribution of the Syngenta compensatory payment.

Crop Nutrition. In addition, the Syngenta license payment entails a 100% gross margin, and the US$17.2 million decline translates directly into gross profit, lowering Crop Nutrition segment’s gross profit and average gross margin, compared to last year.

Crop Protection. Crop Protection saw gross margin improvement on top of top line growth, with margin expansions led by the bio protection portfolio as well as a more focused approach to third-party products’ commercialization.

Seed and Integrated Products. In Seed and Integrated Products, HB4 downstream sales — with a lower gross margin than upstream sales – were higher in the year ended June 2024, as a result of grain inventories being drawn down to minimize working capital requirements and to develop commercial channels for fully traced grain inventories. As a result, gross profit for Seed and Integrated Products grew less than sales. Overall gross margin decreased 381 bps to 40% for the year ended June 30, 2024, from 44% in the year ended June 30, 2023.

Research and development expenses

Research and development expenses are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). Research and development expenses, which include ongoing efforts to maintain and continuously update BIOX existing product portfolio, remained nearly flat at 4% of revenue in the year ended June 30, 2024, compared to the year ended June 30, 2024, totaling US$17.4 million for the year ended June 30, 2024, compared to US$15.9 million for the year ended June 30, 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX). These expenses increased by US$9.8 million, or 8%, to US$126.3 million for the year ended June 30, 2024, from US$116.5 million for the year ended June 30, 2023. Total selling, general and administrative expenses as a percentage of revenues stood flat at 28% in the year ended June 30, 2023, compared to 28% in the year ended June 30, 2023.

Share of profit or loss of joint ventures and associates

The result from our share in the profit of joint ventures and associates declined by US$68.7 million, from an income of US$47.7 million in the fiscal year ended June 30, 2023, to a loss of US$21.0 million in the fiscal year ended June 30, 2024. This loss was primarily driven by a decline in our investments like Theo I SCSp.

Other financial results

Other financial results are mainly derived from our former consolidated subsidiary Bioceres Crop Solutions Corp. (BIOX).

Financial costs increased by US$4.1 million, or 12%, to US$37.6 million for the year ended June 30, 2024, from US$33.6 million for the year ended June 30, 2023, driven mainly by interest expenses.

Other financial results decreased by US$4.1 million to a loss of US$9.6 million for the year ended June 30, 2024, compared to a loss of US$13.7 million for the year ended June 30, 2023, mainly as a result of a gain in exchange differences in the amount of US$12.9 million and net gain of inflation effect on monetary items in the amount of US$1.3 million offset by changes in fair value of financial assets or liabilities and other financial results.

Income tax

Income tax changed to an expense of US$1.1 million for the year ended June 30, 2024, from a gain of US$2.3 million for the year ended June 30, 2023. The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities due to share of profit or loss of subsidiaries, joint ventures and associates, share-based incentives charges, non-deductible expenses, tax inflation adjustment and result of inflation effect on monetary items, among other.

B. Liquidity and Capital Resources

Overview

Our principal source of liquidity has been through shareholders funding, which has historically been sufficient to meet our working capital and capital expenditure requirements. As of June 30, 2025, and June 30, 2024, we had cash and cash equivalents of US$0.8 million and US$53.0 million, respectively.

We will require additional cash resources in order to meet our expected operational and business needs for the next twelve months, which may include implementation of our strategies to expand our business, or other investments or acquisitions we may decide to pursue. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity, debt or convertible securities or obtain credit facilities.

Going Concern

The Business Combination, initially announced on April 17, 2025, in which the Company, Bioceres Group (formerly, Bioceres Group PLC, one of the main shareholders of the Company), Gentle Tech and Nutrecon entered into the Bioceres Group Business Combination Agreement, pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. The Business Combination was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025, with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3, Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025 (the “Closing”).

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that led to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs. Marinov, Kolatch and Crocco (or such other persons as may be nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation. The equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates (the “BIOX deconsolidation”). Even when there was a deconsolidation of the business, the Company will continue to be affected by BIOX business due to the HB4 royalty agreement. It is important to note that the effects of the loss of control in BIOX represents substantially all of the Company’s business.

As a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then, was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of US$36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of US$69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of June 30, 2025, the current debt amounts to US$58.0 million.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

As of June 30, 2025, the Group had a negative working capital amounting to US$204,860,444, and a shareholders’ deficit of US$82,873,602. Additionally, the Group reported recurring operating losses amounting to US$104,150,129.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)  about the ability of Moolec Science SA to continue as a going concern, currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, the Group will not be able to sustain its operations.

The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to substantial doubt about the Group’s ability to continue as a going concern.

Management has plans to address the Group’s financial situation as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of US$9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo I SCSp at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of US$91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of US$5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate).

These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

However, there is no assurance that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. These factors may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Company’s ability to continue as a going concern. The Company does not have sufficient financial resources to repay its obligations, or make any payments in the form of dividends to its shareholders. Without additional capital, the Company will not be able to remain in business. However, our management plans to continue to focus on raising the funds necessary to fully implement our business plan. Management believes that certain shareholders and/or investors will continue to advance the capital required to meet its financial obligations. There is no assurance, however, that these investors and shareholders will continue to advance capital to the Company or that its business operations will be profitable. The possibility of failure in obtaining additional funding and the potential inability to achieve profitability raise substantial doubts about the Company’s ability to continue as a going concern.

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

Consolidated Statements of Cash Flows

The table below illustrate our statement of cash flows for the periods indicated:

	For the year ended June 30, 2025	For the year ended June 30, 2024	For the year ended June 30, 2023
	(in United States Dollars)
Net cash flows generated by / (used in) operating activities	3,636,413	39,557,562	(41,158,857)
Net cash generated from/(used in) investing activities	(35,987,608)	(27,400,186)	(25,589,907)
Net cash generated from financing activities	(15,021,036)	(1,492,443)	76,223,706
Net increase in cash and cash equivalents	(47,372,231)	10,664,933	9,474,942
Inflation effects on cash and cash equivalents	(3,352)	(189,309)	(195,181)
Cash and cash equivalents at the beginning of the year	52,994,865	49,265,020	34,851,505
Effect of exchange rate changes and inflation on cash and equivalents	(4,851,363)	(6,745,779)	5,133,754
Cash and cash equivalents at end of the year	767,919	52,994,865	49,265,020

Net cash generated by / (used in) operating activities

Net cash generated by operating activities amounted to US$3.6 million for fiscal year ended June 30, 2025, despite a net loss of US$176.6 million for the period. The net loss was primarily adjusted for significant non-cash items, including financial results of US$65.9 million, share of profit of joint ventures and associates of US$36.9 million, depreciation and amortization of US$22.3 million, income tax expense of US$6.6 million, and share-based incentive compensation of US$4.4 million, partially offset by a gain from a bargain purchase of US$1.5 million and a gain on the sale of equipment and intangible assets of US$7.6 million.

In addition, working capital movements contributed positively to operating cash flows, mainly due to increases in inventories and biological assets of US$34.9 million, trade receivables of US$26.0 million, and other receivables of US$2.0 million, partially offset by decreases in trade and other payables of US$18.8 million, employee benefits and social security liabilities, and deferred revenue and advances from customers. As a result, the Company generated positive net cash flows from operating activities during the period.

Net cash generated by operating activities amounted to US$39.6 million for fiscal year ended June 30, 2024, despite a net loss of US$29.1 million for the period. The net loss was primarily adjusted for significant non-cash items, including financial results of US$47.2 million, share of profit of joint ventures and associates of US$21.0 million, depreciation and amortization of US$21.3 million, income tax expense of US$1.1 million, and share-based incentive compensation of US$14.2 million.

In addition, working capital movements contributed negatively to operating cash flows, mainly due to, decreases in trade receivables of US$41.3 million, and other receivables of US$6.3 million, deferred revenue and advances from customers of $21.1 million and decreases in employee benefits and social security liabilities of US$2.4 million, partially offset by increases in inventories and biological assets of US$15.3 million, trade and other payables of US$ 16.3million,. As a result, the Company generated positive net cash flows from operating activities during the period.

Net cash used in operating activities amounted to US$41.2 million for fiscal year ended June 30, 2023, despite a net profit of US$53.1 million for the period. The net loss was primarily adjusted for significant non-cash items, including depreciation and amortization of US$19.5 million and share-based incentive compensation of US$3.5 million, partially offset by income tax benefit of US$2.3 million, share of profit of joint ventures and associates of US$47.7 million and financial results of US$47.3 million.

In addition, working capital movements contributed positively to operating cash flows, mainly due to decreases in inventories and biological assets of US$8.6 million, trade receivables of US$14.2 million, and other receivables of US$36.7 million, increase in in trade and other payables of US$14.2 million partially offset by increases in employee benefits and social security liabilities and deferred revenue and advances from customers of US$21.0 million. As a result, the Company used net cash flows in operating activities during the period.

Net cash used in investing activities

Net cash used in investing activities amounted to US$36.0 million for the fiscal year ended June 30, 2025. Cash outflows were primarily related to the loss of controlling interest BIOX of US$32.7 million, capitalized development expenditures of US$8.6 million, purchases of property, plant and equipment of US$5.7 million, and investments in financial assets of US$11.4 million. These outflows were partially offset by proceeds from financial assets of US$21.7 million, net cash received from a business combination of US$0.6 million, and proceeds from the sale of property, plant and equipment of US$0.4 million.

Net cash used in investing activities amounted to US$27.4 million for the fiscal year ended June 30, 2024. Cash outflows were primarily related to investments in financial assets of US$65.6 million, capitalized development expenditures of US$11.9 million, purchases of property, plant and equipment of US$9.9 million and intangible assets for US$3.2 million. These outflows were partially offset by proceeds from financial assets of US$62.8 million.

Net cash used in investing activities amounted to US$25.6 million for the fiscal year ended June 30, 2023. Cash outflows were primarily related to capitalized development expenditures of US$10.7 million, purchases of property, plant and equipment of US$11.5 million and investments in financial assets of US$8.5 million. These outflows were partially offset by proceeds from net cash received from business combination of US$4.4 million, proceeds from financial assets of US$1.3 million and investment in joint ventures and associates of US$1.1 million.

Net cash generated by / (used in) financing activities

Net cash used in financing activities amounted to US$15.0 million for the fiscal year ended June 30, 2025. Cash inflows during the period were primarily derived from proceeds from borrowings of US$403.3 million, which were largely offset by repayments of borrowings and financed payments totaling US$380.0 million, interest payments of US$28.1 million, and payments related to lease liabilities of US$5.5 million. Additional cash outflows included other financial payments of US$3.7 million, the repurchase of the Company’s own shares of US$0.9 million, and cash dividends distributed to non-controlling interests of US$0.1 million. As a result of these movements, financing activities resulted in a net cash outflow for the fiscal year.

Net cash used in financing activities amounted to US$1.5 million for the fiscal year ended June 30, 2024. Cash inflows during the period were primarily derived from proceeds from borrowings of US$188.0 million, which were largely offset by repayments of borrowings and financed payments totaling US$145.0 million, interest payments of US$36.8 million, and payments related to lease liabilities of US$4.9 million. Additional cash outflows included other financial payments of US$1.9 million, the repurchase of the Company’s own shares of US$0.7 million, and cash dividends distributed to non-controlling interests of US$0.1 million. As a result of these movements, financing activities resulted in a net cash outflow for the fiscal year.

Net cash generated by financing activities amounted to US$76.2 million for the fiscal year ended June 30, 2023. Cash inflows during the period were primarily derived from proceeds from borrowings of US$150.6 million, which were partially offset by repayments of borrowings and financed payments totaling US$38.5 million, interest payments of US$25.6 million, and payments related to lease liabilities of US$3.9 million. Additional cash outflows included other financial payments of US$3.0 million, the repurchase of the Company’s own shares of US$3.0 million, and cash dividends distributed to non-controlling interests of US$0.5 million. As a result of these movements, financing activities resulted in a net cash inflow for the fiscal year.

Indebtedness

As of June 30, 2025 and 2024 our total outstanding indebtedness, were US$248.0 million and US$442.6 million, respectively.

As of June 30, 2025, our total outstanding borrowings were unsecured.

Consideration of payment of acquisitions

Business Combination

On June 16, 2025, we completed the Bioceres Group Business Combination. As a result of the transaction, Moolec Science SA (the legal acquirer) obtained all of the issued and outstanding equity of Bioceres Group, Nutrecon, and Gentle Tech through an equity-for-equity exchange. No cash consideration was paid in connection with this transaction.

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

D. Trend Information

For a discussion of trend information, see “Item 5—A. Operating Results—Factors affecting our operating results.”

E. Critical Accounting Estimates

Our audited consolidated financial statements are prepared in conformity with IFRS, as issued by the IASB. In preparing our audited consolidated financial statements, we make judgments, estimates and assumptions about the application of our accounting policies which affect the reported amounts of assets, liabilities, revenue and expenses. Our critical accounting judgements and sources of estimation uncertainty are described in Note 2 and Note 4 to our audited consolidated financial statements, which are included elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors

As of June 30, 2025, the following persons (with ages as of the date of this report) are members of our Board of Directors and senior management.

Our Executive Officers and Directors

Name	Age	Position
Alejandro Antalich	53	Chief Executive Officer
Valeria Falottico	43	Chief Financial Officer
Paola Diaz	49	Chief Technology Officer
Gloria Montaron Estrada	54	Chairwoman and Executive Director
Aimar Dimo	60	Non Executive Director
Oscar Leon Bentancor	66	Non Executive Director
Diego Abelleyra Llodra	55	Non Executive Director
Romualdo Varela	69	Non Executive Director

Biographical information for each member of our Board of Directors and senior management is set forth below.

Alejandro Antalich. Mr. Antalich serves as our Chief Executive Officer. Mr. Antalich is an experienced entrepreneur, investor, and executive with a proven history of building and guiding companies across the biotechnology, food technology, and pharmaceutical industries. He possesses extensive expertise in operations, manufacturing, product development, organizational restructuring, and the negotiation of strategic and high-value transactions. Mr. Antalich previously served as Chief Executive Officer of ICC Labs Inc. (TSXV), where he led the company to become the first publicly traded entity to sell cannabis to a federal government. He played a key role in structuring and executing the company’s successful exit, completed through its acquisition by Aurora Cannabis Inc. (TSX) in 2018 for approximately US$300 million, marking one of the most significant transactions in the regulated cannabis industry. With a focus on initiatives advancing alternative proteins, bio-based materials, and large-scale precision-fermentation infrastructure, as part of broader efforts to promote sustainable industrial transformation and organizational optimization, he also oversees the development of novel therapeutics and advanced drug-delivery systems targeting mental health and neurological disorders.

Valeria Falottico. Ms. Falottico serves as our Chief Financial Officer. Ms. Falottico joined Moolec Science SA in March 2023 where she held several key leadership roles in financial and compliance reporting. Prior to Moolec, she served in senior positions at NASDAQ trading public company dLocal and PayClip and earlier spent 17 years at PricewaterhouseCoopers in Argentina and Mexico, advising clients worldwide. She holds an Accounting degree and an MBA from IAE Business School. Ms. Falottico brings more than 20 years of experience in consulting, financial services, and capital markets across the U.S., Asia and Latin America. She has held senior leadership roles in multinational organizations, driving capital raising, IPOs, M&A, and other strategic transactions.

Paola Diaz. Dr. Diaz serves as our Chief Technology Officer as from December 29, 2025. Dr. Díaz Dellavalle holds a Ph.D. in Chemistry and Natural Molecules and brings more than 20 years of experience in the research, development, and management of biotechnology projects. She has specialized training in intellectual property and competitive intelligence, with deep expertise in patent strategy, technology transfer, and innovation management, particularly across the chemistry, life sciences, pharmaceutical, and biotechnology sectors. Prior to joining the Company, Dr. Díaz Dellavalle served as Chief Scientific Officer of two organizations: a Canadian life sciences company focused on innovation in mental health, and an alternative-protein biotechnology enterprise dedicated to developing sustainable food technologies. Throughout her career, she has led multidisciplinary scientific teams and managed non-clinical study programs and new-molecule development initiatives, contributing to the advancement of biotechnological innovation and translational research.

Gloria Montaron Estrada. Ms Montaron serves as Executive Director and as our Chairwoman from December 29, 2025. She has served as Legal Director and Chief Intellectual Property Officer of Bioceres Group Limited since April 2021. Prior to joining Bioceres, she worked for 16 years as an attorney at Marval, O’Farrell & Mairal in Buenos Aires, where she focused on intellectual property, corporate and banking matters. Ms. Montaron also serves as manager of Bioceres LLC (formerly Bioceres Inc.), Bioceres Tech Services LLC and Moolec Science Limited. She holds an LL.M. in Intellectual Property from the University of Palermo, Buenos Aires, and a Law degree from the University of Buenos Aires, and she became a registered Intellectual Property Agent in 2013. She is a member of the Bar Association of the City of Buenos Aires. She has successfully completed two of the three programs of the Harvard Business School Corporate Director Certificate: Making Corporate Boards More Effective and Audit Committees. An active international lecturer, Ms. Montaron frequently participates in law congresses and seminars in her field of expertise and teaches at several universities in the area of intellectual property. Under her leadership, Bioceres’ legal team received the “Deal of the Year – Private Equity” award in 2019. Ms. Montaron has been recognized in The Legal 500 GC Powerlist (Argentina) and included in the IAM Strategy 300: The World’s Leading IP Strategists. In 2025, she was selected as one of the 50 Women Leaders in Argentina by The London School of Economics and Political Science (LSE) and Santander Bank.

Oscar León Betancor. Mr. Betancor is a highly experienced Certified Public Accountant with a solid background in financial management, accounting, project finance and risk analysis, with large experience in agriculture, mining and hydropower industries. He has twenty-four years of experience as a CFO, financial controller and chief accountant for several Uruguayan, Canadian and American Companies. He has served as Chief Financial Officer of Biomind Labs Inc from July 2021 and Director at Union Group Ventures Limited from July 2020.

Aimar Dimo. Mr. Dimo is the vice chairman of Bioceres and the chairman of InMet. He has served as chairman of Kiñewen SA, an Argentine food producer and exporter, since it started in 2003. He has also served as the chairman of Santa Angelina SA, Produsem SA, and Agrodim SA. He is the vice chairman of Agro Matara SA and Kalpachay SA. He is also a full partner of Dimku SRL, an Argentine crop services company. Aimar has a degree in agronomy from the National University of Rosario.

Diego Abelleyra Llodra. Mr Llodra graduated from the University of Belgrano with a law degree in 1992 and completed a LLM with merit grade in Banking and Finance Law at the University of London, Queen Mary College in 1997. He is registered before the Solicitors Regulation Authority of England and Wales to practice as a foreign lawyer and is also a member of the Bar Association of the City of Buenos Aires.

Romualdo Varela. Mr. Varela is former CEO of Uruguay’s leading agribusiness company, overseeing operations across 181,000 hectares and managing diversified activities including soy, wheat, rice, dairy, cattle, sheep, logistics, and silo storage. Spent 11 years in South Africa as Managing Director and Country Manager for ZENDA Leather (formerly Curtiembre Branaa, now part of MARFRIG Group). An international executive with extensive experience in multinational environments, he is a results-driven, decisive leader and entrepreneur with strong expertise in launching new business ventures.

B. Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2025, for services in all capacities was US$0.9 million. In addition, in the year ended June 30, 2025, we granted our directors and senior management options to purchase 100,000 of our Ordinary Shares.

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

Option periods under the Incentive Plan shall not exceed ten years, unless the option period (other than in the case of an incentive share option) would expire at a time when trading in the Ordinary Shares is prohibited by our securities trading policy or a self-imposed “blackout period,” in which case options period shall be extended automatically until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Internal Revenue Code of 1986).

Amount set aside for pension, retirement or similar benefits

We have not set aside or accrued any amount to provide pension, retirement or similar benefits for the fiscal year ended June 30, 2025.

Director Compensation

Our Board of Directors has established a compensation program for non-executive directors, which consists of an annual retainer, board fees in accordance with their attendance at board meetings and committee fees for their service as members of a committee. We also reimburse our independent directors for reasonable out of pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in person at board and committee meetings.

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

Audit Committee

As of the date of this report, our audit committee consists of Romualdo Varela, Aimar Dimo and Diego Abelleyra Llodra, with Romualdo Varela serving as the chair of the audit committee. Each of Romualdo Varela, Aimar Dimo and Diego Abelleyra Llodra meets the applicable audit committee independence standards. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the members qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K.

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

Compensation Committee

As of the date of this report, our compensation committee consists of Gloria Montaron Estrada, Aimar Dimo and Romualdo Varela, serving Gloria Montaron Estrada as the chair of the compensation committee. The members of our compensation committee were designated by our Board of Directors on June 16, 2025, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee.

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

Nominating Committee

Our nominating committee consists of Oscar Leon Bentancor, Gloria Montaron Estrada and Diego Abelleyra Llodra, serving Diego Abelleyra Llodra as the chair of the nominating committee. The members of our nominating committee were designated by our Board of Directors on June 16, 2025, and each qualifies as an independent director according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership, including the heightened independence standards for members of a nominating committee.

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

	As of June 30,
	2025	2024	2023
Management and administrative	52	14	11
Sales	1	2	3
OPEX and downstream	30	28	23
Research and development services	20	8	8
Total	103	52	45

As of June 30, 2025 and June 30, 2024, 94% and 88%, respectively, of our total employees were located in Argentina, 3% and 6% were located in the United States, 1% and 2% in the United Kingdom and the remaining 2% and 4% were located in other countries.

As part of the Business Combination, our total employees decreased to 72 as of October 31, 2025.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of June 30, 2025:

●	each person known to by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and Executive Officers; and

●	all of our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and awards (including options) issuable in connection with our Incentive Plan, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of the date of this report pursuant to the exercise of warrants and awards (including options) issuable in connection with our Incentive Plan are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned
Gloria Montaron Estrada (1)	28,639	* %
Aimar Dimo (1)	98,045	* %
Diego Abelleyra Llodra (1)	-	-%
Oscar Leon Bentancor (1)	-	-%
Romualdo Varela (1)	-	-%
Valeria Falottico (1)	13,355	* %
Paola Diaz (1)	-	-
Alejandro Antalich (1)	-	-%
All directors and executive officers as a group (7 individuals)	140,039	%
Five Percent or More Holders	-
Union Group Ventures Limited (2)	2,153,833	19.77%

Notes:-

*	Less than 1%.

1.	The business address of Ocampo 210bis, Rosario Argentina

2.	Through Union Group Ventures Limited, Nordelis Ventures Corp. and Aversa Corp.

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

Changes in Ownership

See Introductory Note—The Bioceres Group Business Combination Agreement.”

Difference in Voting Rights

All of our Ordinary Shares have the same voting rights and no major shareholder has different voting rights.

Securities Held in the Host Country

As of June 30, 2025, 10,891,761 Ordinary Shares were issued and outstanding, of which 6,479,422 Ordinary Shares, or 59.489%, were held by one record holder in the United States, Cede & Co.

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

Furthermore, following the Closing of the Business Combination, new management has decided to early terminate the exclusive technology access license agreement. Consequently, effective September 5, 2025 the agreement was terminated.

Convertible Note issued to Bioceres Crop Solutions Corp.

We entered into a note purchase agreement (the “Note Purchase Agreement”) and a HB4® soy supply agreement (the “BIOX Soy Supply Agreement”) with BIOX. On September 17, 2024, we issued to Bioceres convertible notes in an aggregate principal amount equal to US$6.6 million, in relation to the value of the HB4 soy delivered by us (the “BIOX Convertible Notes”).

The BIOX Convertible Notes will mature 36 months after they are issued by us and will include a “payment-in-kind” feature. If the trading price of our ordinary shares exceeds the strike price of US$60.00 per ordinary share for 10 trading days, Bioceres has the option to exercise the early conversion option pursuant to which the principal amount outstanding under the notes may be converted into our ordinary shares at the strike price. At maturity, we have the option to convert the principal amount outstanding under the BIOX Convertible Notes into ordinary shares. In connection with Bioceres’ early conversion option and our optional conversion at maturity, we may deliver ordinary shares, cash, or a combination of cash and ordinary shares. Notwithstanding the foregoing, in accordance with the restructuring process, the new management is reviewing the supply agreement and the convertible note issued to BIOX.

Convertible Note issued to INVIM

On October 15, 2023, we entered into agreements with INVIM to issue a convertible note for an aggregate principal amount of approximately US$10 million (the “Invim Convertible Note”). The convertible note was issued against a cash payment of US$10 million. In connection with this, we entered into a binding contribution memorandum of understanding, pursuant to which Insud assumed a binding obligation to contribute to us certain rights under an industrial services agreement and its interest in Microo Foods Ingredients. See Item 8 – Financial Information – “Notice of Alleged breach”.

HB4 Technology

In 2003, Bioceres SA entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral under which they became equal owners of the patents derived from their research activity regarding the Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, that was subsequently amended in 2010, Bioceres SA financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. As of today, the 2003 Hahb 4 patents have expired except the US patent and the BR patent which will expire in 2030 and 2026, respectively.

In 2012, Bioceres SA into a separate agreement with CONICET and the National University of the Litoral for the ownership and licensing rights of additional patents for development of our modified HB4 gene trait, which we refer to as the 2012 HB4 patents. Pursuant to this agreement, that was subsequently amended in 2020, Bioceres Group owns 40% of the 2012 HB4 patents, and CONICET and the National University of the Litoral each own 30%. In addition, CONICET and the National University of the Litoral granted us an exclusive license to commercially exploit their respective rights in the 2012 HB4 patents. The license related to additional patents under the 2012 agreement will remain in force until the expiration of the last 2012 HB4 patent in 2033, unless terminated earlier in accordance with the terms of the agreement.

In 2019 and in 2020, Bioceres Group, through its subsidiary Bioceres LLC, filed the 2019 and 2020 HB4 soy and wheat events patents which will expire in 2039 and 2040, respectively. Bioceres Group owns 100% of the 2019-2020 HB4 soy and wheat events patents.

On March 4, 2022, Bioceres Group entered into an exclusive license agreement with BCS Holding Inc., a subsidiary of Bioceres Crop Solutions Corp. (BIOX), as amended, under which Bioceres Group granted BIOX the right to use the HB4 technology in the field of soy and wheat worldwide. In consideration of the exclusive license, BIOX is required to pay royalties.

Agrality S.A. Debt Restructuring

On August 14, 2025, Agrality S.A. (the “Borrower”) and Bioceres Tech Services LLC (the “Lender”) entered into a debt restructuring agreement for US$ 790,475.18, to be repaid in eight (8) installments between September 2025 and February 2026.

Rizobacter Argentina S.A. Loan Agreement

On August 14, 2019, Rizobacter Argentina S.A. (the “Borrower”) and Bioceres LLC (the “Lender”) entered into a Loan Agreement for a principal amount of US$ 2,089,297, which matured on June 30, 2025. As of today, remains an outstanding balance of US$134,715.

Office Services Agreement

Bioceres S.A. entered into Office Services Agreements with BIOX and Agrality S.A.

BIOX Term: Two-year term starting on July 1, 2024.

Agrality Term: One-year term starting on August 23, 2025.

BIOX and Agrality S.A. Compensation: In consideration for the services provided by Bioceres S.A. during the term, each company will pay a monthly fee.

Other Related Party Transactions

From time to time, we may be involved in other related party transactions with our directors, executive officers and shareholders. Omitted periods below signify that there were no transactions in such period or the value of such transaction was a de minimis amount.

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

Holdback Provision under the Business Combination

At the closing of the Business Combination, Moolec withheld ten percent (10%) of the shares issued at closing to secure potential indemnification obligations, as agreed under the BCA (the “Holdback shares”).

On the first anniversary of the closing date, and subject to the terms and conditions of the BCA, Moolec shall issue and release the Holdback shares on a pro rata basis to Bioceres Group shareholders, Nordelis, and Union Group.

Preference shares

On December 9, 2024, Bioceres Group issued to Agriculture Investment Group Corp preference shares that are convertible into Ordinary Shares of the Company in an aggregate principal amount of US$15 million. Such preference shares accrue a PIK amount of 9% per annum (the “PIK Amount”), which the holder (along with the base number of preference shares) has a right to convert into Ordinary Shares within two years of the Business Combination Closing.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Other than as discussed below, we are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below.

Notice of Alleged breach

On October 2, 2025, the Company received a notice of alleged breach from INVIM Corporativo S.L., a private limited company incorporated under the laws of Spain (“INVIM”), regarding the alleged failure to pay the assignment price of US$13 million in connection with a certain Assignment and Assumption Agreement dated May 27, 2025 (the “Agreement”). The Agreement, in turn, references related instruments, including a Note Purchase Agreement and a Binding Contribution Memorandum of Understanding, both dated October 15, 2023.

In response, the Company rejected INVIM’s assertion that any payment is due or owing, on the grounds that, among other reasons, under the express terms of the Agreement and related transaction instruments, INVIM failed to satisfy certain conditions precedent, including the valid transfer of relevant securities and the execution of a required services agreement.

The Company intends to vigorously defend its position and enforce its rights under the Agreement, the related transaction instruments, and applicable law. While the Company believes that INVIM’s assertions are without merit, if INVIM were ultimately to prevail in any proceedings, such an adverse outcome could have a material adverse effect on the Company’s business, results of operations, financial condition, or liquidity.

Dividend Policy

We currently intend to retain any earnings for use in our business and do not intend, as of the date of this report, to pay cash dividends on our ordinary shares for the foreseeable future. Dividends, if any, on our outstanding ordinary shares will be proposed by our board of directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors and shareholders may deem relevant.

B. Significant Changes

No significant change has occurred other than as described in this annual report on Form 20-F since the date of our most recent audited consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Stock Exchange Listing

Our Ordinary Shares and warrant are traded on the NASDAQ under the symbol “MLEC” and “MLECW”, respectively.

B. Plan of Distribution

Not applicable.

C. Markets

The Nasdaq Global Select Market.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

As of June 30, 2025, there were 10,891,761 Ordinary Shares issued and outstanding, net of 12,282 of treasury shares. There were also 11,109,987 warrants outstanding, each entitling the holder to purchase one Ordinary Share for every 10 warrants exercised, at an exercise price of US$115.00 per share as a result of the RSS and 500,000 additional warrants at an exercise price of US$20. We are authorized to issue five hundred billion (500,000,000,000) Ordinary Shares, from which the shares already issued under the authorized capital shall be deducted.

B. Memorandum and Articles of Association

Registration Number

Our registration number with the Cayman Islands Registrar of Companies is OC-421988.

Objects

Our Articles state that the objects of the Company are unrestricted. Pursuant to section 7(4) of the Companies Act, the Company has full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

The Companies Act and our Articles allow directors to hold interests in transactions with the Company provided such interests are disclosed in accordance with our Articles. Directors are permitted to vote and be counted in the quorum on matters in which they are interested unless otherwise provided by our Articles. There is no mandatory retirement age for our directors, and our directors are not required to hold any of our shares in order to qualify as directors.

Ordinary shares

Under the Companies Act and our Articles, our Board has general and unconditional authority to allot, issue, grant options over or otherwise deal with any unissued Ordinary Shares to such persons, at such times and on such terms and conditions as they may determine. Shares may be issued with or without preferred, deferred or other special rights or restrictions, whether in respect of dividend, voting, return of capital or otherwise.

The Company may also issue rights, options, warrants or other convertible securities conferring the right upon the holders to subscribe for, purchase or receive Ordinary Shares or other securities of the Company at such times and on such terms as the directors may determine. The Company shall not issue bearer shares or warrants to bearers. Ordinary shares that the Company purchases, redeems or acquires may be held as treasury shares or cancelled, as determined by the directors.

Unless otherwise provided in the terms of issue, the rights attaching to a class of shares may only be varied with the consent in writing of holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of that class.

Preferential Subscription Rights

Under Cayman Islands law and in accordance with our Articles, shareholders do not have statutory pre-emptive rights to subscribe for additional issues of shares. Our Articles grant our board of directors general and unconditional authority to issue, allot and dispose of shares, options, warrants, convertible securities or other rights to acquire shares in the Company on such terms and conditions as they may determine, without requirement to first offer such securities to existing shareholders.

Share Repurchases

Under Cayman Islands law and our Articles, the Company may issue shares that are redeemable or liable to be redeemed, at the option of the Company or the holder of such shares, on such terms and in such manner as determined by our Board prior to the issuance of such shares. In addition, the Company may repurchase or otherwise acquire any of its own shares of any class, including redeemable shares, on such terms and in such manner as determined by our Board at the time of such repurchase, subject to the provisions of the Companies Act.

The purchase or redemption price may be paid out of capital, out of profits or from the proceeds of a fresh issue of shares, in each case as permitted by the Companies Act. Upon redemption or repurchase, the relevant shares may, at the discretion of the board of directors, either be cancelled or held as treasury shares.

While held in treasury, such shares may not be voted or receive dividends or other distributions. Treasury shares may subsequently be cancelled, transferred or otherwise disposed of by the Company in accordance with Cayman Islands law and our Articles.

Voting and Appointment of Directors

Voting Power

Each Ordinary Share entitles the holder to one vote. Neither Cayman Islands law nor our Articles contain any restrictions on the voting of Ordinary Shares by non-Cayman Islands residents.

Pre-emptive or Other Rights

There are no sinking fund or redemption provisions applicable to our Ordinary Shares.

General Meetings

In accordance with our Articles, there is no statutory distinction between ordinary and extraordinary general meetings. Unless otherwise provided by our Articles, resolutions at a duly convened general meeting are adopted by a simple majority of votes cast by shareholders present in person or by proxy. Our Articles provide that the quorum for a general meeting, where the Company has more than one shareholder, is one or more shareholder’s holding shares that represent not less than half of the outstanding shares carrying the right to vote at such general meeting. If a quorum is not present within fifteen minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, the meeting shall be: (i) cancelled, if was requisitioned by shareholders or (ii) adjourned, and at the adjourned meeting the shareholders present in person or by proxy shall constitute a quorum.

Annual General Meetings

Our Articles provide that the Company may, but shall not (unless required by the rules of the Nasdaq Global Market or any other applicable Designated Stock Exchange), be obligated to hold an annual general meeting, which, if held, shall be convened by our Board .

Extraordinary General Meetings

Under Cayman Islands law there is no statutory distinction between ordinary and extraordinary general meetings. However, certain matters must be approved by shareholders by way of a special resolution under our Articles and the Companies Act . A special resolution requires the approval of not less than two-thirds of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy at a duly convened general meeting.

Matters requiring approval by special resolution include, among others: (i) amendments to our Articles ; (ii) a change of name or domicile; (iii) reduction of share capital; (iv) our voluntary liquidation or dissolution; and (v) such other matters as may be specified in the Companies Act or our Articles.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Articles governing the ownership threshold above which shareholder ownership must be disclosed, other than as may be required by applicable rules of the Nasdaq Global Market, the SEC or other relevant regulatory authorities.

C. Material Contracts

Agreements Relating to the Business Combination

Business Combination Agreement

The Business Combination Agreement (the “Business Combination” or the “BCA”) was initially announced on April 17, 2025, among the Company, Bioceres Group Limited (formerly Bioceres Group PLC and one of the main shareholders of the Company) (“Bioceres Group”), Gentle Technologies Corp (“Gentle Tech”), and Nutrecon LLC (“Nutrecon”). Under the BCA, several parties transferred their respective holdings in Bioceres Group, Nutrecon, and Gentle Tech (together, the “Contributed Entities”) to the Company in exchange for a combination of newly issued Company shares and warrants.

Following the closing, Moolec became the legal parent company of the combined group comprising the Contributed Entities. The transaction was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025, with 77% of the outstanding shares present and 98% of the votes cast in favor of the transaction. From an accounting perspective, and based on the guidance of IFRS 3, Bioceres Group is deemed to be the accounting acquirer. The transaction was consummated on the same date, June 16, 2025. See Introductory Note—“The Bioceres Group Business Combination Agreement.”

D. Exchange Controls

There are no exchange control laws or currency regulations in The Cayman Islands that would set out restrictions on our activities.

E. Taxation

The following is a summary of the material Cayman Islands and U.S. tax consequences of acquiring, owning and disposing of securities.

Material Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax, gift tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities, nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. No stamp duty is payable in respect of the issue of our securities. An instrument of transfer in respect of our securities is stampable if executed or brought into the Cayman Islands.

The Company has applied for, and received, an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to or its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the Company

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of the Ordinary Shares by a U.S. holder (as defined below). This summary only applies to the Ordinary Shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The discussion below does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the ownership or disposition of the Ordinary Shares by particular investors (including consequences under the alternative minimum tax, Medicare tax on net investment income tax), and does not address state, local, non-U.S. or other tax laws (such as estate or gift tax laws). This summary also does not describe all of the tax consequences that may be relevant to holders that own (directly, indirectly or by attribution) 5% or more of the Ordinary Shares by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of holders subject to special rules under the U.S. federal income tax laws, such as:

●	financial institutions or financial services entities;

●	insurance companies;

●	individual retirement accounts or other tax-deferred accounts;

●	regulatory agencies or instrumentalities thereof;

●	regulated investment companies and real estate investment trusts;

●	grantor trusts;

●	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;

●	U.S. citizens or lawful permanent residents living abroad;

●	persons that acquired the Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

●	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Ordinary Shares;

●	persons holding the Ordinary Shares as part of a “straddle,” constructive sale, hedging transactions, integrated transactions or similar transactions for U.S. federal income tax purposes;

●	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

●	holders that are controlled foreign corporations or passive foreign investment companies; or

●	tax-exempt organizations.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or;

●	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration, and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement classified as a partnership for U.S. federal income tax purposes that holds the Ordinary Shares will depend on the status of the partner and the activities of the partnership. Holders that are entities or arrangements classified as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the ownership and disposition of the Ordinary Shares by the partnership.

This discussion is based on the tax laws of the United States, including the Code, its legislative history, existing, proposed and temporary Treasury regulations thereunder, published administrative pronouncements and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No rulings have been requested from the U.S. Internal Revenue Service (the “IRS”) and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

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

Based on the composition of our income, we believe we likely were a PFIC for our taxable year ending June 30, 2025, and may be a PFIC for our current taxable year or future taxable years. However, since the tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination, there can be no assurance with respect to our PFIC status for our current taxable year or any future taxable year. Further, we provide no assurances that we will make a determination as to our PFIC status in respect of any taxable year. The fair market value of our assets is expected to depend, in part, upon (a) the market value of the Ordinary Shares, and (b) the composition of our assets and income. Because we may value our goodwill based on the market value of the Ordinary Shares, a decrease in the market value of the Ordinary Shares and/or an increase in cash or other passive assets would increase the relative percentage of our passive assets. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that the IRS will not assert that we are a PFIC with respect to any taxable year.

If we are a PFIC in any year during which a U.S. holder owns the Ordinary Shares, subject to the discussion below regarding the mark-to-market or qualified electing fund (“QEF”) elections, a U.S. holder generally will be subject to special rules with respect to (i) any “excess distribution” (generally, any distributions received by a U.S. holder on its Ordinary Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. holder in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Ordinary Shares) and (ii) any gain realized on the sale, exchange, redemption or other taxable disposition of Ordinary Shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we became a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

If we are a PFIC for any taxable year, to the extent any of our subsidiaries are also PFICs, a U.S. holder generally will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in the proportion which the value of the Ordinary Shares owned by such U.S. holder bears to the value of all of our equity interests, and such U.S. holder generally will be subject to the tax consequences described above (and the IRS Form 8621 reporting requirement described below) with respect to the shares of such lower-tier PFIC the U.S. holder is deemed to own. As a result, if we receive a distribution from any lower-tier PFIC or sell shares in a lower-tier PFIC, a U.S. holder generally will be subject to tax under the excess distribution rules described above in the same manner as if such U.S. holder had held a proportionate share of the lower-tier PFIC stock directly, even if such amounts are not distributed to the U.S. holder. However, if a U.S. holder is treated as receiving an excess distribution in respect of a lower-tier PFIC, such holder would increase its tax basis in the Ordinary Shares by the amount of such distribution. In addition, if we were to distribute such amount to the U.S. holder with respect to its Ordinary Shares, such U.S. holder would not include the distribution in income but would instead reduce its tax basis in the Ordinary Shares by the amount of the distribution. The application of the PFIC rules to indirect ownership of any lower-tier PFIC held by us is complex and uncertain, and U.S. holders should therefore consult their tax advisors regarding the application of such rules to their ownership of the Ordinary Shares.

A U.S. holder may be able to avoid the interest charge and the other adverse impacts of the PFIC rules described above by making a mark-to-market election with respect to the Ordinary Shares, provided that the Ordinary Shares are “marketable.” PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the Exchange Act; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that the Ordinary Shares, which are listed on the Nasdaq, will qualify as marketable shares for purposes of the PFIC rules, but there can be no assurance that the Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to the mark-to-market election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of the Ordinary Shares over their adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the Ordinary Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a sale, exchange, redemption or other taxable disposition of the Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election), and thereafter, as capital loss. A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury regulations do not allow a mark-to-market election with respect to the stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as us) effectively exempts the stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules and, as a result, a mark-to-market election may not mitigate the adverse implications of the excess distribution regime with respect to an investment in the Ordinary Shares if we were a PFIC as a result of owning interests in PFIC subsidiaries. U.S. holders should consult their tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election.

In some cases, a shareholder of a PFIC may be subject to alternative treatment by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. To make a QEF election, we must provide U.S. holders with certain information compiled according to U.S. federal income tax principles. There is no assurance that we will provide such information. There is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. In addition, if we hold an interest in a lower-tier PFIC (including, without limitation, in any PFIC subsidiaries), U.S. holders generally will be subject to the PFIC rules described above with respect to any such lower-tier PFICs. There can be no assurance that a portfolio company or subsidiary in which we hold an interest will not qualify as a PFIC, or that a PFIC in which we hold an interest will provide the information necessary for a QEF election to be made by a U.S. holder (in particular if we do not control that PFIC).

If we are a PFIC in any year with respect to which a U.S. holder holds the Ordinary Shares, we generally will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder holds the Ordinary Shares (unless a purging election is made), regardless of whether we continue to meet the tests described above for treatment as a PFIC in such succeeding years. Under one form of purging election, a “deemed sale” election, a U.S. holder may be able to elect to be treated as having disposed of the Ordinary Shares at their fair market value as of the last day of the last taxable year in which we are a PFIC, triggering gain that would be subject to tax under the excess distribution regime discussed above but terminating treatment of the Ordinary Shares as stock of a PFIC with respect to such U.S. holder. As a result of the purging election, the U.S. holder would have a new basis and holding period in the Ordinary Shares for purposes of the PFIC rules. U.S. holders should discuss the potential availability of a deemed sale election and other purging elections with their tax advisors.

A U.S. holder that owns (or is deemed to own) shares in a PFIC during any taxable year generally is required to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is or has been made) with such U.S. holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

U.S. holders should consult their tax advisors concerning our likely PFIC status and the consequences to them, including potential reporting requirements, if we are a PFIC for any taxable year.

Dividends

Subject to the PFIC rules discussed above under “—Passive Foreign Investment Company Considerations,” the gross amount of distributions of cash or other property paid by us on our Ordinary Shares out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as dividend income, and will not be eligible for the dividends-received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. holder’s basis in the Ordinary Shares, and thereafter as capital gain. However, we cannot provide any assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. holders should therefore assume that any distribution by us with respect to Ordinary Shares may be reported as ordinary dividend income. U.S. holders should consult their tax advisors with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from us. Dividends paid by us generally will be taxable to a non-corporate U.S. holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the Ordinary Shares are readily tradable on an established securities market in the United States; (ii) certain holding period requirements are satisfied; and (3) we are not a PFIC for our taxable year during which the dividend is paid or the immediately preceding taxable year.

Sale, Exchange, Redemption or Other Taxable Disposition

Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of the Ordinary Shares in an amount equal to the difference between (i) the amount realized on the sale, exchange, redemption or other taxable disposition and (ii) such U.S. holder’s adjusted tax basis in the Ordinary Shares. Any gain or loss recognized by a U.S. holder on a sale, exchange, redemption or other taxable disposition of the Ordinary Shares generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period in such Ordinary Shares exceeds one year at the time of the sale, exchange, redemption or other taxable disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations.

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The Ordinary Shares are expected to constitute foreign financial assets subject to these requirements unless such Ordinary Shares are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. holders should consult their tax advisors regarding the application of the rules relating to foreign financial asset reporting.

Backup Withholding and Information Reporting

Information reporting requirements may apply to payments of dividends on, and to the proceeds from the sale, exchange, redemption or other taxable disposition of the Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. holders that are exempt recipients (such as corporations).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks in the ordinary course of our business. These risks primarily include credit risk, liquidity risk, market risk and fair value risk. For more information about market risks to which we are exposed, see Note 15 to our audited consolidated financial statements included elsewhere in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. Defaults

On August 11, 2025, the Company disclosed in a Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) that in June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of US$36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of US$69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of June 30, 2025, the current debt amounts to US$58.0 million.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

As of June 30, 2025, the Group had a negative working capital amounting to US$204,860,444, and a shareholders’ deficit of US$82,873,602. Additionally, the Group reported recurring operating losses amounting to US$104,150,129.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)  about the ability of Moolec Science SA to continue as a going concern, currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, the Group will not be able to sustain its operations.

The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to substantial doubt about the Group’s ability to continue as a going concern.

Management has plans to address the Group’s financial situation as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of US$9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of US$91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of US$5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate). These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

For further information, see the Company’s Form 6-K furnished to the SEC on August 11, 2025, which is incorporated herein by reference.

As of the date of this Annual Report, the default remains outstanding.

B. Arrears and Delinquencies

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2025. Based on such evaluation, management concluded that the Company’s disclosure controls and procedures were not effective as of such date due to the material weakness described below under Item 15B.

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

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management has excluded Bioceres Group, Nutrecon and Gentle Tech from its assessment of internal control over financial reporting as of June 30, 2025, because they were acquired by the Company in June 16, 2025 close to the year ended June 30, 2025. Bioceres Group, Nutrecon and Gentle Tech are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent 100% and 71%, respectively, of the Company’s consolidated financial statement amounts as of and for the year ended June 30, 2025.

During the fiscal year ended June 30, 2025, management identified a material weakness in the Company’s internal control over financial reporting related to the accounting for business combinations, specifically the timely completion of the purchase price allocation (PPA) in connection with Business Combination.

The material weakness resulted from insufficient resources to gather and assess timely the necessary valuation information to complete the PPA within the SEC reporting deadline. Consequently, the Company was unable to finalize the allocation of the purchase price to the acquired identifiable assets and liabilities in accordance with IFRS 3 before the SEC reporting deadline.

Remediation Plan:

Management has initiated remediation actions to address this material weakness, which include:

●	Providing additional training to finance and accounting personnel regarding the requirements of IFRS 3 and internal control; and

●	Strenghten the finance team by hiring professionals with expertise in complex accounting transactions, including business combinations and purchase price allocation under IFRS 3.

C. Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D. Changes in Internal Control Over Financial Reporting

Other than the remediation activities described above, there were no changes in the Company’s internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. Reserved

A. Audit Committee Financial Expert

Our board of directors has determined that Romualdo Varela is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq Global Select Market corporate governance standards and Rule 10A-3 under the Exchange Act.

B. Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees and to all board members, employees and officers of our controlled companies. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to us in writing at compliance@moolecscience.com. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 6-K (as required) or on our website.

C. Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (“PwC”) has acted as our principal accountants for the years ended June 30, 2025 and 2024. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the years ended June 30, 2025 and 2024 totaled US$0.4 million and US$0.4 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, consents and comfort letters and any other audit services required for SEC or other regulatory filings. The aggregate fees billed by PwC for professional services rendered for audit-related services for the year ended June 30, 2024 totaled US$0.2 million. PwC did not bill us for audit-related fees for the year ended June 30, 2025.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. PwC did not bill us for tax fees for the years ended June 30, 2025 and 2024.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2025 and 2024.

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

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In the year ended June 30, 2025, we did not purchase any of our Ordinary Shares. See “Item 10 Additional Information—B. Memorandum and Articles of Association—Share Repurchases.”

F. Change in Registrant’s Certifying Accountant

Not applicable.

G. Corporate Governance

See “—Item 6. Directors, Senior Management and Employees—C. Board Practices.”

H. Mine Safety Disclosure

Not applicable.

I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J. Insider Trading Policies

Our Board of Directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the Company’s insider trading policy is filed as Exhibit 11.1 to this report.

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

Our Board of Directors has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. Our Compliance Officer reports to the Board of Directors on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the Board of Directors by our Compliance Officer. In the case of a material cybersecurity incident, our board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents. See Item 3 – Risk Factors—“We rely on information technology systems, and any inadequacy, failure, interruption or security breaches of those systems may impair our ability to operate our business effectively” in this Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19. EXHIBITS

1.1*	Amended and Restated Memorandum and Articles of Association of the Company, adopted by special resolution passed on 16 December 2025 effective 5 January 2026.
1.2**	Specimen Ordinary Share Certificate of Moolec Science SA (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed December 1, 2022 (file no. 333-267912)).
2.2**	Specimen Warrant Certificate of Moolec Science S.A. (included as Exhibit A to Exhibit 2.5).
2.3**	Warrant Agreement, dated January 12, 2021, by and between LightJump Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.4**	Subscription Agreement for Private Warrants by LightJump One Founders, LLC (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
2.5**	Form of Assignment, Assumption and Amendment Agreement with respect to the Warrant Agreement between LightJump Acquisition Corporation, Moolec Science SA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
2.6*	Description of Registrant’s Securities: See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”
4.1**#	Business Combination Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.2**#	First Amendment to the Business Combination Agreement, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA and Moolec Acquisition, Inc. (incorporated by reference to Exhibit 2.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on November 21, 2022).
4.3**	Form of Exchange Agreement (incorporated by reference to Exhibit 10.1 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.4**	Transaction Support Agreement, dated as of June 14, 2022, by and among LightJump Acquisition Corporation, LightJump One Founders, LLC, Moolec Science Limited, Moolec Science SA and others (incorporated by reference to Exhibit 10.3 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.5**	Registration Rights Agreement, dated as of January 12, 2021, by and between LightJump Acquisition Corporation and other investors (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on January 20, 2021).
4.6**	Registration Right and Lock-Up Agreement, dated December 30, 2022, by and among, Moolec Science SA, LightJump One Founders, LLC, BG Farming Technologies Ltd., Union Group Ventures Ltd., Bioceres Crop Solutions Corp., THEO I SCSp, Serenity Traders LTD., UG Holdings, LLC, Robert M. Bennett and Jose López Lecube (incorporated by reference to Exhibit 4.6 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
4.7**	Backstop Agreement (incorporated by reference to Exhibit 10.2 to LightJump Acquisition Corporation’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.8**	Memorandum of Understanding on the Backstop Agreement, dated as of December 30, 2022, by and among LightJump Acquisition Corporation, Moolec Science Limited, Moolec Science SA, UG Holdings, LLC, Union Group Ventures Limited, THEO I SCSp and LightJump One Founders, LLC (incorporated by reference to Exhibit 4.8 to Company’s Form 20-F, File No. 001-41586, filed with the SEC on January 6, 2023).
4.9**	Amendment to Business Combination Marketing Agreement, dated June 14, 2022 between LightJump Acquisition Corporation and EarlyBirdCapital, Inc. (incorporated by reference to Exhibit 10.6 to LightJump Acquisition Corporations’s Form 8-K, File No. 001-39869, filed with the SEC on June 15, 2022).
4.10**	Business Combination Agreement, dated as of April 17, 2025
8.1*	List of subsidiaries of Moolec Science SA, as of June 30, 2025: See “Item 4. Information on the Company—C. Organizational Structure.”
10.11**	Company Acceptance Letter, dated April 9, 2023, and Selling Shareholders Offer Letter, dated April 9, 2023, relating to the ValoraSoy SPA, between the Company and the Sellers (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K, File No. 001-41586).
11.1*	Insider Trading Policy
12.1*	Rule 13a-14(a)/15d-14(a) – Section 302 - Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) – Section 302 - Certification of Chief Financial Officer
13.1*	18 U.S.C. SECTION 1350 – Section 906 - Certification of Chief Executive Officer
13.2*	18 U.S.C. SECTION 1350 – Section 906 - Certification of Chief Financial Officer
15.1*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Moolec Science SA’s consolidated financial statements
15.2*	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements
97*	Moolec Clawback Policy
99.1*	Consolidated Financial Statements of Bioceres Crop Solutions Corp. as of June 30, 2025 and 2024, and for the years ended June 30, 2025, 2024 and 2023
101.1*	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

**	Previously filed.

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: December 29, 2025	MOOLEC SCIENCE SA

	By:	/s/ Alejandro Antalich
		Name:	Alejandro Antalich
		Title:	Chief Executive Officer

MOOLEC SCIENCE SA

MOOLEC SCIENCE SA

Consolidated financial statements as of

June 30, 2025 and 2024 and for the years

ended June 30, 2025, 2024 and 2023

MOOLEC SCIENCE SA

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Moolec Science SA

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Moolec Science SA and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ deficit / equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.1 to the consolidated financial statements, due to the loss of financial support from former main shareholders and default events in certain subsidiaries, Moolec’s financial conditions deteriorated and its access to financing have been restricted or limited. These events or conditions raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1.1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L.
Bouchard 557, 8th floor
C1106ABG - Autonomous City of Buenos Aires, Argentina
T: +(54.11) 4850.0000

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

/s/ Price Waterhouse & Co. S.R.L.

/s/ Sebastian Azagra
Sebastian Azagra
Partner
Rosario, Argentina

December 29, 2025

We have served as the Company’s auditor since 2020.

CONSOLIDATED SATEMENT OF COMPREHENSIVE INCOME

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023

Revenues from contracts with customers	8.1	333,611,248	466,376,330	420,867,429
Government grants	7.17	3,412	197,519	93,509
Initial recognition and changes in the fair value of biological assets at the point of harvest		1,764,863	(45,746)	610,554

Cost of sales	8.2	(203,424,872)	(279,368,328)	(235,464,072)
Changes in the net realizable value of agricultural products after harvest		(1,541,204)	(2,385,069)	(4,351,433)
Research and development expenses	8.3	(15,138,510)	(17,422,487)	(15,943,987)
Selling, general and administrative expenses	8.4	(125,908,240)	(126,340,822)	(116,531,274)
Share of profit or loss of joint ventures and associates	13	(36,927,610)	(21,023,150)	47,709,605
Other income or expenses, net	8.6	(56,589,216)	(703,265)	1,055,299
Operating (loss) profit		(104,150,129)	19,284,982	98,045,630

Financial cost	8.5	(41,809,445)	(37,634,153)	(33,576,632)
Other financial results	8.5	(24,043,905)	(9,608,981)	(13,674,756)
(Loss) Profit before income tax		(170,003,479)	(27,958,152)	50,794,242

Income tax	9	(6,636,121)	(1,103,152)	2,328,366
(Loss) Profit for the year		(176,639,600)	(29,061,304)	53,122,608

Other comprehensive income
Items that may be subsequently reclassified to profit and loss		(3,680,709)	(1,092,833)	(911,896)
Foreign exchange differences on translation of foreign operations from joint ventures		(802,200)	977,482	(46,541)
Foreign exchange differences on translation of foreign operations		(2,878,509)	(2,070,315)	(865,355)
Items that will not be subsequently reclassified to loss and profit		-	-	(1,467,349)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates		-	-	(184,630)
Revaluation of property, plant and equipment, net of tax		-	-	(1,282,719)
Total comprehensive (loss) profit		(180,320,309)	(30,154,137)	50,743,363

(Loss) / profit for the year attributable to:
Equity holders of the parent		(111,460,708)	(32,685,398)	40,435,923
Non-controlling interests		(65,178,892)	3,624,094	12,686,685
		(176,639,600)	(29,061,304)	53,122,608
(Loss) /Profit per share
Basic (loss) / profit attributable to ordinary equity holders of the parent	10	(17.2461)	(5.6146)	8.8034
Diluted (loss) / profit attributable to ordinary equity holders of the parent	10	(17.2461)	(5.6146)	8.8034

Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(114,009,391)	(32,875,350)	39,068,323
Non-controlling interests		(66,310,918)	2,721,213	11,675,040
		(180,320,309)	(30,154,137)	50,743,363

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2025	06/30/2024
ASSETS
NON-CURRENT ASSETS
Other financial assets	7.2	-	190,517
Other receivables	7.4	664,493	27,887,034
Recoverable income tax	4.8	-	10,889
Deferred tax assets	9	-	14,476,230
Investments in joint ventures and associates	13	94,147,971	92,795,851
Property, plant and equipment	7.7	3,345,170	74,612,434
Investment properties	7.10	-	560,783
Intangible assets	7.8	75,258,790	177,331,280
Goodwill	7.9	-	112,163,432
Right of use asset	16	100,896	11,601,752
Total non-current assets		173,517,320	511,630,202

CURRENT ASSETS
Cash and cash equivalents	7.1	767,919	52,994,865
Other financial assets	7.2	8,254,261	14,667,607
Trade receivables	7.3	6,085,400	209,007,195
Other receivables	7.4	13,849,164	34,657,383
Recoverable income tax		-	655,691
Inventories	7.5	2,235,482	125,929,768
Biological assets	7.6	-	294,134
Total current assets		31,192,226	438,206,643
Total assets		204,709,546	949,836,845

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2025	06/30/2024
SHAREHOLDERS’ DEFICIT / EQUITY
Issued capital	11	1,089,176	598,369
Shared to be issued		77,589	-
Shares premium		39,668,135	(5,516,907)
Own shares held		(422,146)	(444,473)
Stock options and share based incentives		7,271,881	6,222,175
Retained earnings / (deficit)		(110,317,946)	1,142,761
Revaluation of property, plant and equipment reserve		(1,323,916)	(1,323,916)
Foreign currency translation reserve		(2,013,856)	534,827
Shareholders’ deficit / Equity attributable to owners of the parent		(65,971,083)	1,212,836
Non-controlling interest		(16,902,519)	248,788,534
Total shareholders’ deficit / Equity		(82,873,602)	250,001,370

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	7.12	1,348,173	127,248,305
Deferred revenue and advances from customers	7.15	-	1,925,138
Government grants	7.17	-	782
Joint ventures and associates	13	-	296,455
Deferred tax liabilities	9	15,767,275	34,500,445
Provisions	7.16	16,154,574	17,484,715
Consideration for acquisition		-	2,005,143
Convertible and non-convertible notes		18,260,456	80,809,686
Lease liabilities	16	-	8,161,359
Total non-current liabilities		51,530,478	272,432,028

CURRENT LIABILITIES
Trade and other payables	7.11	7,323,933	168,937,536
Borrowings	7.12	227,154,007	234,510,751
Employee benefits and social security	7.14	243,634	7,506,831
Deferred revenue and advances from customers	7.15	1,260	3,924,801
Income tax payable		-	4,825,271
Government grants	7.17	1,280	3,655
Warrant liabilities	7.18	1,211,093	-
Consideration for acquisition		-	4,571,824
Lease liabilities	16	117,463	3,122,778
Total current liabilities		236,052,670	427,403,447
Total liabilities		287,583,148	699,835,475
Total shareholders’ deficit / equity and liabilities		204,709,546	949,836,845

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT / EQUITY

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Shares to be issued	Own shares held	Share premium	Stock options and share based incentives	Retained (deficit) earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total shareholders’ deficit / equity
06/30/2024	598,369	-	(444,473)	(5,516,907)	6,222,175	1,142,761	534,827	(1,323,916)	1,212,836	248,788,534	250,001,370

Increase in capital	111,345	-	-	346,160	-	-	-	-	457,505	-	457,505

Changes in ownership interests in subsidiaries	-	-	22,327	11,791,403	-	-	-	-	11,813,730	11,416,836	23,230,566

Share-based incentives of subsidiaries	-	-	-	-	1,049,706	-	-	-	1,049,706	3,326,658	4,376,364

Business combination	379,462	77,589	-	33,047,480	-	-	-	-	33,504,531	6,316,790	39,821,321

BIOX deconsolidation	-	-	-	-	-	-	-	-	-	(220,368,368)	(220,368,368)

Distribution of dividends	-	-	-	-	-	-	-	-	-	(72,051)	(72,051)

Loss for the year	-	-	-	-	-	(111,460,708)	-	-	(111,460,708)	(65,178,892)	(176,639,600)

Other comprehensive loss	-	-	-	-	-	-	(2,548,683)	-	(2,548,683)	(1,132,026)	(3,680,709)

06/30/2025	1,089,176	77,589	(422,146)	39,668,136	7,271,881	(110,317,947)	(2,013,856)	(1,323,916)	(65,971,083)	(16,902,519)	(82,873,602)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT / EQUITY

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Own shares held	Share premium	Stock options and share based incentives	Retained (deficit) / earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total equity
06/30/2023	530,170	-	(12,021,426)	1,853,856	33,828,159	724,779	(1,323,916)	23,591,622	234,978,480	258,570,102

Increase in capital	68,199	(7,319)	206,720	-	-	-	-	267,600	-	267,600

Changes in ownership interests in subsidiaries	-	(437,154)	6,297,799	-	-	-	-	5,860,645	557,267	6,417,912

Share-based incentives of subsidiaries	-	-	-	4,368,319	-	-	-	4,368,319	9,592,291	13,960,610

Business combination	-	-	-	-	-	-	-	-	1,114,083	1,114,083

Distribution of dividends	-	-	-	-	-	-	-	-	(174,800)	(174,800)

(Loss) / Profit for the year	-	-	-	-	(32,685,398)	-	-	(32,685,398)	3,624,094	(29,061,304)

Other comprehensive loss	-	-	-	-	-	(189,952)	-	(189,952)	(902,881)	(1,092,833)

06/30/2024	598,369	(444,473)	(5,516,907)	6,222,175	1,142,761	534,827	(1,323,916)	1,212,836	248,788,534	250,001,370

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT / EQUITY

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
	Issued capital	Share premium	Stock options and share based incentives	Retained (deficit) / earnings	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Attributable to the equity holders of the parent	Non-controlling Interests	Total equity

06/30/2022	326,694	(7,566,943)	777,376	(6,607,764)	1,773,218	(1,004,755)	(12,302,174)	137,171,291	124,869,117

Increase in capital	203,476	555,760	-	-	-	-	759,236	-	759,236

Changes in ownership interests in subsidiaries	-	(29,474,351)	-	-	-	-	(29,474,351)	(46,940,078)	(76,414,429)

Business combination	-	24,464,108	-	-	-	-	24,464,108	130,515,236	154,979,344

Share-based incentives of subsidiaries	-	-	1,076,480	-	-	-	1,076,480	3,009,120	4,085,600

Distribution of dividends	-	-	-	-	-	-	-	(452,129)	(452,129)

Profit for the year	-	-	-	40,435,923	-	-	40,435,923	12,686,685	53,122,608

Other comprehensive loss	-	-	-	-	(1,048,439)	(319,161)	(1,367,600)	(1,011,645)	(2,379,245)

06/30/2023	530,170	(12,021,426)	1,853,856	33,828,159	724,779	(1,323,916)	23,591,622	234,978,480	258,570,102

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2025 2024 and 2023
(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
OPERATING ACTIVITIES
(Loss) / profit for the year		(176,639,600)	(29,061,304)	53,122,608

Adjustments to reconcile (loss) / profit to net cash flows
Income tax	9	6,636,121	1,103,152	(2,328,366)
Depreciation of property, plant and equipment	7.7	6,015,700	5,799,998	4,938,927
Amortization of intangible assets	7.8	11,201,048	12,113,223	11,004,584
Depreciation of leased assets	16	5,036,703	3,418,956	3,565,894
Gain from a bargain purchase	6	(1,473,482)	-	-
Remeasurement of previously held interest		1,666,680	-	-
Share-based incentive and stock options		4,386,688	14,199,480	3,480,178
Share of profit or loss of joint ventures and associates	13	36,927,610	21,023,150	(47,709,605)
Provisions for contingencies		336,919	653,574	239,292
Allowance for impairment of trade debtors		7,123,716	753,428	1,327,385
Allowance for obsolescence		1,547,723	586,515	1,066,777
Initial recognition and changes in the fair value of biological assets		(1,764,863)	45,746	(610,554)
Changes in the net realizable value of agricultural products after harvest		1,541,204	2,385,069	4,351,433
Financial results		65,853,350	47,243,134	(47,251,388)
Gain on sale of equipment and intangible assets	8.6	(7,649,848)	(125,464)	-

Working capital adjustments
Trade receivables		26,040,164	(41,256,269)	(14,179,711)
Other receivables		2,039,034	(6,338,099)	(36,705,492)
Inventories and biological assets		34,880,985	15,285,866	(8,572,529)
Trade and other payables		(18,847,998)	16,286,414	14,172,818
Employee benefits and social security		(1,089,185)	(2,413,413)	2,074,795
Government grants		(3,157)	(188,518)	(93,091)
Income tax paid		-	(853,299)	(4,072,347)
Deferred revenue and advances from customers	7.15	(129,099)	(21,103,777)	21,019,535
Net cash flows generated by / (used in) operating activities		3,636,413	39,557,562	(41,158,857)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		390,381	336,726	137,357
Investment in joint ventures and associates	13	-	-	1,085,676
Net cash received from business combination		554,420	37,508	4,373,265
Loss of controlling interest		(32,695,079)	(18,097)	(1,081,808)
Proceeds from financial assets		21,731,347	62,836,432	1,316,980
Investment in financial assets		(11,351,880)	(65,567,062)	(8,488,144)
Purchase of property, plant and equipment	7.7	(5,651,506)	(9,936,611)	(11,491,899)
Capitalized development expenditures	8.3	(8,614,448)	(11,855,766)	(10,753,047)
Purchase of intangible assets	7.8	(350,843)	(3,233,316)	(688,287)
Net cash flows used in investing activities		(35,987,608)	(27,400,186)	(25,589,907)

FINANCING ACTIVITIES
Proceeds from borrowings		403,333,190	187,994,310	150,631,747
Repayment of borrowings and financed payments		(380,033,708)	(145,044,508)	(38,457,281)
Interest payments		(28,088,688)	(36,803,697)	(25,639,013)
Leased assets payments	16	(5,501,387)	(4,879,108)	(3,855,517)
Cash dividend distributed by non-controlling interest		(72,051)	(174,800)	(452,129)
Other financial payments		(3,731,493)	(1,850,252)	(3,007,154)
Purchase of own shares		(926,899)	(734,388)	(2,996,947)
Net cash flows (used in) / generated by financing activities		(15,021,036)	(1,492,443)	76,223,706

Net increase / (decrease) in cash and cash equivalents		(47,372,231)	10,664,933	9,474,942

Inflation effects on cash and cash equivalents		(3,352)	(189,309)	(195,181)

Cash and cash equivalents as of beginning of the year	7.1	52,994,865	49,265,020	34,851,505
Effect of exchange rate changes on cash and equivalents		(4,851,363)	(6,745,779)	5,133,754
Cash and cash equivalents as of the end of the year	7.1	767,919	52,994,865	49,265,020

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

1.	THE GROUP’S BUSINESS REORGANIZATION AND GENERAL INFORMATION

Moolec Science SA (the “Company” or the “Group”) is an exempted company incorporated under the laws of the laws of the Cayman Islands.

The company was previously registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B268440. On May 22, 2025 (the “Effective Date”), the Company changed its jurisdiction by redomiciling Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands (the “Redomiciliation”). Following the Redomiciliation, the Company’s address is at c/o Ogier Global (Cayman) -89 Nexus Way, Camana Bay, Grand Cayman KY1-9009.

The Bioceres Group Business Combination Agreement.

Before the end of the fiscal year, on June 16, 2025, the Company consummated a business combination (the “Business Combination”). Prior to such consummation, a series of previous steps had taken place, as follows:

On May 14, 2025, Moolec Science (Luxembourg) made effective a reverse stock split of its Ordinary Shares (the “Reverse Stock Split”) on the consolidation ratio of ten-to-one (the “Consolidation Ratio”), pursuant to which holders of Ordinary Shares received one Ordinary Share for every ten Ordinary Shares held.

On May 22, 2025, the Company changed its jurisdiction by redomiciling Moolec Science (Luxembourg) from the Grand Duchy of Luxembourg to the Cayman Islands as Moolec Science (Cayman Islands) by way of continuation pursuant to Part XII of the Companies Act (Revised) of the Cayman Islands. On the Effective Date, all of the shares of Moolec Science (Luxembourg), par value $0.10 per share by operation of law became shares of Moolec Science (Cayman Islands), par value $0.10 per share (the “Ordinary Shares”).

After completion of the Reverse Stock Split, all references to the Ordinary Shares, share data, per share data and related information have been adjusted for the Consolidation Ratio to reflect the Reverse Stock Split. The Reverse Stock Split has consolidated each ten of the Ordinary Shares into one Ordinary Share, with a new par value of $0.10 per Ordinary Share. Upon completion of the Reverse Stock Split, no fractional Ordinary Shares were issued, and any fractional Ordinary Shares resulting from the Reverse Stock Split were rounded up to the nearest whole Ordinary Share. Except for the adjustments that resulted from the treatment of fractional shares, the Reverse Stock Split did not have any dilutive effect on the shareholders.

Through the consummation of the Business Combination, Moolec Science SA acquired all the issued and outstanding equity interests of Bioceres Group and Nutrecon and 50% of Gentle Tech, integrating mature agricultural biologicals and seed businesses, nutritional solutions, and emerging technology ventures. In consideration for the contributed entities, the Company issued approximately 6.2 million of ordinary shares to the shareholders of Bioceres Group, 450,000 of ordinary shares and 500,000 private warrants with an exercise price of US$20.00 per share to the shareholders of Nutrecon, and 132,750 ordinary shares to the shareholders of Gentle Tech. Also, Moolec Science SA committed to issue additional ordinary shares twelve months after the acquisition date, representing the 10% of the total shares to be issued (the “Holdback”), representing approximately 0.7 million of ordinary shares to the shareholders of Bioceres Group, 50,000 of ordinary shares to the shareholders of Nutrecon, and 14,750 ordinary shares to the shareholders of Gentle Tech.

On June 16, 2025, following the consummation of the Business Combination, the Company initiated integration processes across organizational, operational, and IT functions to support competitiveness and long-term sustainability. In parallel, management continued to advance the ongoing operations, which remain crucial to maintaining business continuity and supporting the successful execution of the integration and growth strategy. The consolidated results as of and for the year ended June 30, 2025 (“FY2025”) reflect purchase accounting. The prior periods as of and for the year ended June 30, 2024 (“FY2024”) and for the year ended June 30, 2023 reflects the Predecessor on a stand-alone basis and does not include any effects of the Business Combination. As a result, variances between FY2025 and FY2024 primarily reflect changes in scope and basis of presentation rather than purely period-over-period operating trends, and therefore the periods are not directly comparable. Effective as of the Closing (i.e., June 16, 2025), the Company accounted for the Business Combination under IFRS 3, Business Combinations, using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal subsidiary) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

1.1 Going Concern

The Business Combination, initially announced on April 17, 2025, in which the Company, Bioceres Group (formerly, Bioceres Group PLC, one of the main shareholders of the Company), Gentle Tech and Nutrecon entered into the Bioceres Group Business Combination Agreement, pursuant to which several parties transferred their respective holdings in Bioceres Group, Nutrecon and Gentle Tech (together, the “Contributed Entities”) to the Company, in exchange of a combination of newly issued Company’s shares, and warrants, to the shareholders of the Contributed Entities. Following the closing, Moolec became the legal parent company of the combined group comprising Bioceres Group, Gentle Tech, and Nutrecon. The Business Combination was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, 2025, with 77% of the outstanding shares present at the meeting, and 98% of the votes cast were in favor of the transaction. From an accounting perspective and based on the guidance of IFRS 3, Bioceres Group Limited is deemed to be the accounting acquirer. The transaction was subsequently consummated on the same date, June 16, 2025 (the “Closing”).

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

On June 18, 2025, Bioceres Crop Solutions Corp. (BIOX), a public company controlled until that date by Bioceres Group Limited, entered into an amendment with the Secured Notes’ holders by which the holders of the Secured Notes waived the breach of covenants that led to the default of the debt (specifically, the breach of covenants related to the Consolidated Total Net Leverage Ratio (determined as the ratio of (a) Consolidated Total Net Debt as of the last day of such Test Period to (b) Consolidated EBITDA of the Issuer and its Subsidiaries for such Test Period) of 3.75x as of March 31, 2025), retrospectively modifying the required Consolidated Total Net Leverage Ratio to 5x Consolidated Total Net Leverage Ratio, and extended the maturity of the Secured Notes to August 31, 2027. In accordance with the terms of the amendments, effective June 24, 2025, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern were replaced in Bioceres Crop Solutions Corp.’s Board of Directors by Milen Marinov, Noah Kolatch and Scott Crocco, who were nominated by certain holders of the Secured Notes. Bioceres Crop Solutions Corp. agreed, for so long as the Secured Notes remain outstanding, to continue to nominate Messrs. Marinov, Kolatch and Crocco (or such other persons as may be nominated as their replacements) for additional terms as directors.

The effect of the changes in the terms of the Secured Notes of Bioceres Crop Solutions, resulted in the loss of de facto control of that subsidiary and consequently, its deconsolidation. The equity method was applied to account for the investment in such former subsidiary, as well as for other investments in joint ventures and associates (the “BIOX deconsolidation”). Even when there was a deconsolidation of the business, the Company will continue to be affected by BIOX business due to the HB4 royalty agreement. It is important to note that the effects of the loss of control in BIOX represents substantially all of the Company’s business.

As a result of the loss of control over BIOX, access to financing that Bioceres S.A., its wholly owned subsidiary Bioceres LLC, Bioceres Group Limited and Moolec Science SA had until then, was restricted or limited.

In June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of June 30, 2025, the current debt amounts to $58.0 million.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

As of June 30, 2025, the Group had a negative working capital amounting to $204,860,444, and a shareholders’ deficit of $82,873,602. Additionally, the Group reported recurring operating losses amounting to $104,150,129.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards)  about the ability of Moolec Science SA to continue as a going concern, currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, the Group will not be able to sustain its operations.

The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to substantial doubt about the Group’s ability to continue as a going concern.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Management has plans to address the Group’s financial situation as follows:

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of $9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo I SCSp at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of $91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of $5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate). These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

Management expects that certain shareholders and/or investors will continue or commence to provide new financing lines.

However, there is no assurance that investors and shareholders will continue to provide financing, or that the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

The consolidated financial statements of Moolec Science SA do not include any adjustments that may be required to address the potential impacts on the recoverability and classification of assets or the amounts and classifications liabilities, should the Group be unable to continue as a going concern.

Accordingly, the financial statements of Moolec Science SA for periods prior to the Closing reflect the historical financial information of Bioceres Group. The financial information as of and for the year ended June 30, 2025 reflects the figures corresponding to Bioceres Group and incorporates the effects of applying the acquisition method to Moolec Science SA, Gentle Tech and Nutrecon, measured at fair value in accordance with IFRS 3.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting (“IFRS”) as issued by International Accounting Standard Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (IFRIC), following the accounting policies as set forth and summarized in Note 4 – “Summary of significant accounting policies”. All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements have been applied.

Authorization for the issue of the Consolidated financial statements

These consolidated financial statements of the Group as of June 30, 2025 and 2024 and for the years ended June 30, 2025, and 2024 have been authorized by the Board of Directors of Moolec Science SA on December 29, 2025.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for items that are required to be accounted for at fair value.

The significant accounting policies set out in Note 4 – Summary of significant accounting policies have been consistently applied in preparing these consolidated financial statements to all the periods presented, unless otherwise stated.

Due to the activities of the Group, costs and expenses presented in the statement of operations are classified according to their function. The statement of financial position has been prepared based on the nature of the transactions, distinguishing: (a) current assets from non-current assets, where current assets are assets that should be realized, sold or used during the normal operating cycle, or the assets owned with the aim of being sold in the short-term (within 12 months); (b) current liabilities from non-current liabilities, where current liabilities are liabilities that should be paid during the normal operating cycle or over the 12-month period subsequent to the reporting date.

All other assets and liabilities are classified as non-current. Current and deferred tax assets and liabilities (income tax credits / liabilities) are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

The consolidated financial statements of the Group have been prepared using:

Accrual basis of accounting:

Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

The Company and the main subsidiaries of the Group have United States Dollars as functional currency.

Macroeconomic context – in recent years Argentina’s macroeconomic scenario has featured a misalignment between inflation rates and the devaluation of the Argentine peso, which became more pronounced during the first half of the year ended June 30, 2022. Notwithstanding such misalignment, the Company’s Argentine subsidiaries have been able to continue pricing their products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable as the demand for the type of products the Company commercializes is relatively inelastic when compared to non-essential goods and services. Further, Argentina’s significant economic volatility has caused materials, and other costs of providing goods that the Company acquires from the Argentine domestic market, to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

For the years ended June 30, 2025, 2024 and 2023, Argentinian subsidiaries, that have Argentine Pesos as functional currency, had applied IAS 29 “Financial reporting in hyperinflationary economies” which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

During an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

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

The Argentine price index as of June 30, 2025, and 2024 was 8,855.5681 and 6,351.7145, respectively.

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss reorganized upon such disposal.

Business combination

On June 16, 2025, it was completed the business combination with Bioceres Group Limited, Nutrecon LLC and Gentle Technologies Corp. pursuant to the terms of the Business Combination Agreement approved by Moolec Science SA’s shareholders. Through this transaction, Moolec Science SA acquired all the issued and outstanding equity interests of Bioceres Group and Nutrecon and 50% of Gentle Tech, integrating mature agricultural biologicals and seed businesses, nutritional solutions, and emerging technology ventures. In consideration for the contributed entities, the Company issued approximately 6.2 million of ordinary shares to the shareholders of Bioceres Group, 450,000 of ordinary shares and 500,000 private warrants with an exercise price of US$20.00 per share to the shareholders of Nutrecon, and 132,750 ordinary shares to the shareholders of Gentle Tech. Also, Moolec Science SA committed to issue additional ordinary shares twelve months after the acquisition date, representing the 10% of the total shares to be issued (the “Holdback”), representing approximately 0.7 million of ordinary shares to the shareholders of Bioceres Group, 50,000 of ordinary shares to the shareholders of Nutrecon, and 14,750 ordinary shares to the shareholders of Gentle Tech. As a result of this combination, Bioceres Group, Nutrecon and Gentle Tech became subsidiaries of Moolec, and the Company evolved into a diversified life sciences and food-tech platform, as more fully described below in Note 1 – The Group’s business reorganization and general information - “The Bioceres Group Business Combination Agreement”. This business combination was accounted as reverse acquisition in accordance with IFRS 3 – Business Combinations.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

-	Substantive potential voting rights held by the Group and by other parties;

-	Other contractual arrangements; and

-	Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

Name	Principal activities	Country of incorporation and principal place of business	Ref	% Equity interest 06/30/2025	% Equity interest 06/30/2024
Moolec Science Limited	Investment in subsidiaries	United Kingdom	b)	100%	-
AG Biomolecules LLC	Production and commercialization of agricultural products	United States	b)	100%	-
ValoraSoy S.A.	Production and commercialization of agricultural products	Argentina	b)	100%	-
Nutrecon LLC	Investment in subsidiaries	United States	b)	100%	-
SynBio Powerlabs	Production and commercialization of fermentation products	Finland	d)	90%	-
Gentle Tech	Investment in subsidiaries	British Virgin Islands	a),b)	100%	50%
Gentle Farming	Investment in subsidiaries	British Virgin Islands	a),b)	51%	51%
G-FAS	Production and commercialization of sustainable agricultural equipment	Argentina	a),b)	64%	64%
Bioceres Group Limited	Investment in subsidiaries	United Kingdom	b)	100%	100%
Bioceres Crop Solutions (BIOX)	Research and development	United States	c)	29.30%	28.75%
Bioceres LLC	Investment in subsidiaries	United States	a)	100%	100%
Bioceres S.A.	Investment in subsidiaries	Argentina	a)	89.93%	79.72%
Bioceres Tech Services LLC	Investment in subsidiaries	United States	a)	100%	100%

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

a) Direct interests held by Bioceres Group Limited.

b) Direct interest held by Moolec Science SA.

c) Since 2023, the Group exercises “de facto control” over Bioceres Crop Solutions Corp, however, as stated in note Note 1 – The Group’s business reorganization and general information - “The Bioceres Group Business Combination Agreement”, Bioceres Group Limited lost the “de facto control” on June 24, 2025. The subsidiary was deconsolidated as of June 30, 2025, and the investment in it was measured using the equity method. The Group’s consolidated result includes the results of that entity up to the date of its deconsolidation. No results related to the loss of control have been recognized. Various notes to the financial statements show the effect it has had on consolidated assets and liabilities, business segments and CGUs.

d) Direct interest held by Nutrecon LLC.

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In these cases, the Company considers the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether the Company is exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE. Following the BIOX deconsolidation, the Group does not control any SPE.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

a)	The following new standards became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.

-	Amendments to IAS 1 – Non-current liabilities with covenants.

-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

-	Amendments to IAS 7 - Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.

These new standards and amendments did not have any material impact on the Group.

b)	The following new standards are not yet adopted by the Group.

-	IFRS 19 – Subsidiaries without Public Accountability. The standard is effective for annual periods beginning on or after January 1, 2027.

-	Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments. The amendments are effective for reporting periods beginning on or after January 1, 2026.

-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after January 1, 2025.

These amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027, with retrospective application in accordance with IAS 8, subject to specific transitional reliefs.

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1. Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.  Financial assets and liabilities

The Group measures its financial assets at initial recognition at fair value and subsequently at amortized cost using the effective interest method.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

Estimates

The Group makes estimates of uncollectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.3. Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

4.4. Biological assets

Within current assets, growing crops are included as biological assets, from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.5. Basis of consolidation

Business combinations

General

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

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

Reverse acquisitions

In a reverse acquisition, the accounting acquirer usually issues no consideration for the acquiree. Instead, the accounting acquiree usually issues its equity shares to the owners of the accounting acquirer. Accordingly, the acquisition-date fair value of the consideration transferred by the accounting acquirer for its interest in the accounting acquiree is based on the number of equity interests the legal subsidiary would have had to issue to give the owners of the legal parent the same percentage equity interest in the combined entity that results from the reverse acquisition. The fair value of the number of equity interests calculated in that way can be u sed as the fair value of consideration transferred in exchange for the acquiree.

Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to adjust retroactively the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

Because the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect:

a.	the assets and liabilities of the legal subsidiary (the accounting acquirer) recognized and measured at their pre-combination carrying amounts.

b.	the assets and liabilities of the legal parent (the accounting acquiree) recognized and measured in accordance with IFRS 3.

c.	the retained earnings and other equity balances of the legal subsidiary (accounting acquirer) before the business combination.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

d.	the amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree). However, the equity structure (ie. the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.

When a reverse acquisition occurs, in calculating the weighted average number of ordinary shares outstanding (the denominator of the earnings per share calculation) during the period in which the reverse acquisition occurs:

a.	the number of ordinary shares outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted average number of ordinary shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement; and

b.	the number of ordinary shares outstanding from the acquisition date to the end of that period shall be the actual number of ordinary shares of the legal acquirer (the accounting acquiree) outstanding during that period.

The basic earnings per share for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse acquisition shall be calculated by dividing:

a.	the profit or loss of the legal acquiree attributable to ordinary shareholders in each of those periods by

b.	the legal acquiree’s historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio established in the acquisition agreement.

Subsidiaries

Subsidiaries are entities controlled by the Group. Information about Group accounting policy is included in Note 2 – “Accounting standards and Basis of Preparation”.

Non controlling interest

NCI are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.

Change in ownership interest in subsidiaries without change of control

Transactions with non-controlling interest that do not result in a loss of control are accounted for as equity transactions - i.e., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Investments for which the Group does not exercise control, but which are not accounted for under the equity method due to meeting the definition of a financial asset, are measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments.

When an investee (either a subsidiary or other investment) enters a liquidation process and the Group no longer retains the ability to direct its relevant activities—such as through the formal appointment of a liquidator by the investee’s Board of Directors—the Group concludes that control has been lost. In such cases, the date of the liquidator’s appointment is considered the derecognition event for purposes of IFRS 10.

Associate and joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.

-	Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;

-	The legal form of joint arrangements structured through a separate vehicle;

-	The contractual terms of the joint arrangement agreement; and

-	Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures and associates using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture and associates are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint venture and/or associates. The Group’s share in a joint venture and/or associates’ profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture and/or associates through the line “share of profit (or loss) of joint ventures and associates” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture and/or associates above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture and/or associates. Where there is objective evidence that the investment in a joint venture and/or associates has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

Paragraph 18 of IAS 28 states when an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities, the entity may elect to measure that investment al fair value through profit or loss in accordance with IFRS 9.

The Company has elected to measure the investment in associates held through Theo I SCSp at fair value through profit or loss in accordance with IFRS 9.

Estimates

There is uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains and losses) arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group´s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

4.6. Impairment assessment of Goodwill and Intangible assets

Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives, are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Estimates

Impairment testing of goodwill and intangible assets not yet available for use or with indefinite useful lives, requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9 - Goodwill.

4.7. Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

As a result of the business combination completed on June 16, 2025, and the BIOX deconsolidation, the structure, scale and operations of the Group changed significantly compared with the former reporting entity. The transaction resulted in a new combined entity whose asset base, operational model and strategic focus differ materially from those of the pre-combination entity.

Given these changes, management re-assessed the appropriateness of the accounting policy applied to property, plant and equipment. Prior to the business combination, the former entity measured certain classes of property, plant and equipment under the revaluation model. Following the acquisition, and considering the characteristics of the combined business, management determined that the cost model provides more reliable and relevant information for users of the financial statements.

Accordingly, beginning on June 16, 2025, the Group discontinued the revaluation model and now measures all property plant and equipment at cost less accumulated depreciation and impairment losses. The change has been accounted for prospectively in accordance with applicable IFRS requirements, as it results from management’s reassessment of the accounting policies of the newly formed reporting entity rather than from a voluntary change.

The carrying amounts of property, plant and equipment previously measured under the revaluation model became their deemed cost at the date the new policy was adopted. No restatement of comparative periods was required.

Prior to The Bioceres Group Business Combination Agreement and the BIOX deconsolidation, the assets under items Land and Buildings, were accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. Starting with the fiscal year ended on June 30, 2024, the Group modified its Property, Plant, and Equipment valuation policy by changing the revaluation frequency for items classified under Buildings and Land. The revaluation must never exceed five years between each occurrence, in compliance with the maximum periods established by accounting standards, or whenever there are indications that the carrying amount differs significantly from the amount that could be determined using fair value at the end of the reporting year.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

To obtain fair values, the existence or not of an active market it was considered for the assets in their current status. For those assets for which an active market in their current status existed, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets were analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group used to carry certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group used to prepare the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values used to be prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following were the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a) Land: The Group generally used to use the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically used to use comparable land sales in the same location to assess appropriateness of the value of its land.

b) Industrial buildings and warehouses: The Group generally used to determine the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $1.2 million on their revalued amounts.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.8. Leased assets

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight-line basis as an expense in the income statement.

At initial recognition, the right-of-use asset is measured considering the value of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less any lease incentives; and any initial direct costs incurred by the lessee. After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and fixed payments, less any lease incentives receivable. After the commencement date, the Company measures the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect lease payments made; and re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above-mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a management’s estimations.

4.9. Intangible assets

a) Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Estimates

To value acquired intangible assets, valuation techniques generally accepted in the market are applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

b) Internally generated intangible assets (development costs)

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

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 8.3 - R&D classified by nature).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 7.8 – Intangible assets).

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

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted.

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

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c) Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product development: 20 – 25 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

Estimates

To value intangible assets acquired from a business combination, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.10. Investment properties

Investment properties shall be measured initially at its cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. Directly attributable expenditure includes, for example, professional fees for legal services, property transfer taxes and other transaction costs.

In the measurement after initial recognition, the Group has chosen the cost model for all investment properties.

4.11. Borrowings

The Group measures its borrowings at initial recognition at fair value and, subsequently, are measured at amortized cost using the effective interest rate method.

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

4.12. Convertibles notes

Financial liabilities, like convertible notes that do not meet the “fixed for fixed” condition, are classified at their inception at fair value through profit or loss or at amortized cost, using the effective interest amortization method.

4.13. Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares, if any, are detailed in Note 19 – Share-based payments.

4.14. Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.15. Warrant liabilities

As part of the business combination, the Group acquired public warrants and private warrants.

Public Warrants: These instruments are initially recognized at fair value on the date the derivative contract is entered into and are subsequently remeasured to fair value at the end of each reporting period. Gains and losses arising from changes in fair value are recognized in profit or loss.

These warrants are measured at Level 1 fair value, based on their quoted market price.

Private Warrants: These instruments are measured at fair value using valuation techniques, including the Black-Scholes model.

These warrants are classified as Level 3 fair value measurements, as they rely on significant unobservable inputs.

4.16. Revenue recognition

Revenue is recognized when control has been transferred to the buyer. Transfers of control vary depending on the individual terms of the sales contract. Revenues are recognized when control of the products has been transferred, which generally means that the products have been delivered to the customer and there is no unfulfilled obligation that could affect a customer’s acceptance of the products. Generally, acceptance occurs upon shipment or delivery but ultimately depends on the terms of the underlying contracts. The customer is then invoiced at the agreed-upon price with the usual payment terms for each geographical region. Those payment terms do not contain a significant financing component.

The timing of performance sometimes differs from the timing that the associated consideration is received from the customer, thus resulting in the recognition of a contract asset or contract liability. The Company recognizes a contract liability if the customer’s payment of consideration is received prior to completion of the related performance obligation.

As a part of the Company’s customary business practices, the Company offers a number of sales incentives to the customers, including volume discounts, retailer incentives, prepayment options and other product rebates. For all such contracts that include any variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in the judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Although determining the transaction price for consideration requires significant judgment, the Company has meaningful historical experience with incentives provided to customers and estimate the expected consideration in view of historical patterns of incentive payouts. These estimates are reassessed each reporting period.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Company also offer an assurance warranty, which gives customers a refund or exchange right in the case the delivered product does not conform to specifications. Replacement products are accounted for under the warranty guidance if the customer exchanges one product for another of the same type, quality, and price. The Company has significant experience with historical return patterns and use this experience to include returns in the estimate of transaction price.

With respect to services, the Company mainly provides R&D and seed treatment services. Revenue associated with services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Each of the services to be provided has a detailed work plan in which all activities to be rendered are listed. The stage of completion for services is determined in accordance with the execution of the performed tasks listed in the respective work plan. The level of execution of such services is provided by the Company’s technical experts, who provide information relating to the transfer of goods or services. The Company has no material revenue for services that cannot be reliably estimated.

Revenue for usage-based royalties relating to licensed intellectual property rights is recognized at the later of when the performance obligation is satisfied and when a sale or use occurs.

Typically, the Company’s average payment terms range from 130 to 160 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to the consolidated financial statements. Those payment terms do not contain a significant financing component.

4.17. Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the consolidated financial statements.

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

4.18. Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Group has determined that interest and penalties related to income taxes, including uncertain tax treatments, do not meet the definition of income taxes, and therefore accounted for them under IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

The Group has determined that the global minimum top-up tax – which it is required to pay under Pillar Two legislation – is an income tax in the scope of IAS 12. Pillar Two legislation is not applicable to Moolec Science SA in accordance with current thresholds.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Deferred tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;

-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-	The same taxable entity within the Group, or

-	Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.19. Share-based payments

Prior to the Business Combination and the BIOX deconsolidation, certain executives and directors of the Group were granted incentives in the form of shares and options to purchase shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Group or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which assumptions are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The assumptions used for the estimate of the fair value of these transactions are disclosed in Note 19 – Share-based payment and will not necessarily take place in the future.

As of June 30, 2025 no equity awards are outstanding.

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

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

Critical judgements

-	De facto control over BIOX (Note 1 – The Group’s business reorganization and general information and Note 2 – Accounting standards an basis of presentation).

Critical estimates

-	Impairment of goodwill (Notes 4.6 – Impairment assessment of goodwill and intangibles).

-	Impairment testing of intangible assets not yet available for use or with indefinite useful lives.

-	Identification and fair value of identifiable intangible assets arising in acquisitions.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

6. ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Bioceres Group, Nutrecon, Gentle Tech and Moolec Science business combination

As stated in Note 1 – The Group’s business reorganization and general information - “The Bioceres Group Business Combination Agreement”, on June 16, 2025, it was announced the closing of the Bioceres Group Business Combination.

The combined group now operates an integrated platform encompassing R&D, manufacturing, and regulatory capabilities that span from molecular design to validation in both fermenter and field environments. On one front, the Company advances its molecular farming programs in crops such as soy and safflower to produce proteins and lipids with animal-like functionality and plant-based cost structures. On the other front, Moolec is developing a precision fermentation facility in Finland, under the SynBio Powerlabs brand, which will be dedicated to producing target proteins, enzymes, and other biomolecules using optimized microbial and cellular systems. Once operational, this facility will provide an industrial pathway to design, ferment, and scale alternative proteins while establishing commercial channels with leading food companies.

The combination of these two complementary approaches, farming and fermentation, will enable the Company to accelerate time-to-market, diversify technology risks, and anchor production costs in agricultural scalability, without compromising product functionality or organoleptic properties.

The Business Combination under IFRS 3, Business Combinations, was accounted using the acquisition method of accounting and treating the transaction as a reverse acquisition. Under this approach, Bioceres Group (the legal subsidiary) was considered the accounting acquirer, and Moolec Science SA (the legal acquirer) was considered the accounting acquiree, together with Gentle Tech and Nutrecon.

As a result, the consolidated financial statements represent a continuation of the financial statements of Bioceres Group, the predecessor, with the net assets of Moolec Science SA, Gentle Tech and Nutrecon recognized at fair value on the acquisition date.

Because the transaction is accounted for as a reverse acquisition, the consideration transferred is based on the number of equity instruments that Bioceres Group would have had to issue to give the owners of Moolec Science SA, Nutrecon and Gentle Tech the same percentage ownership in the combined entity that results from the transaction. The fair value of the consideration amounted to $19,939,162.

Identifiable Assets Acquired and Liabilities Assumed (Accounting Acquirees):

Provisional Purchase Price Allocation:

The purchase price allocation (“PPA”) related to the business combinations have been determined on a provisional basis in accordance with IFRS 3.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Under IFRS 3, the Company is permitted to adjust the provisional amounts recognized at the acquisition date during the measurement period, which may extend up to twelve months from the acquisition date, as new information becomes available regarding facts and circumstances that existed at that date. Consequently, the amounts disclosed in this note are subject to change.

Fair value of the consideration of payment

Equity shares	33,504,531
Warrants	1,030,000
Total consideration	34,534,531

The consideration of payment was measured at fair value, which was calculated as the sum of equity shares and warrants. The fair values of the warrants measured were based on Black & Scholes method and the equity shares measured was determined using the Moolec’s share quoted price at the transaction date.

 Assets acquired, liabilities assumed, and non-controlling interest recognized

Net assets incorporated	Total
Cash and cash equivalents	$554,420
Trade and other receivables	$4,036,558
Property, plant and equipment	$3,319,313
Intangible assets	$74,841,933
Right of use assets	$100,896
Inventories	$2,235,482
Borrowings / Financial debt	$(19,608,629)
Accounts payable	$(5,806,020)
Lease liabilities	$(117,463)
Warrant liabilities	$(181,093)
Deferred tax liabilities	$(15,767,275)
Total net assets identified	$43,608,122
Non-controlling interest	$6,316,790
Previously held interest - revalued at FV	$1,283,319
Gain on purchase	$1,473,482
Total consideration	$34,534,531

Non-controlling interest (NCI) was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

In one of the three acquired businesses, the Group held an equity interest in the acquiree prior to obtaining control. In accordance with IFRS 3, the previously held interest was remeasured at its acquisition-date fair value, and the resulting gain or loss was recognized in profit or loss. This remeasurement reflects the change in value of the Group’s existing investment up to the date control was obtained and forms part of the total consideration transferred for the business combination.

The fair value of the identifiable net assets exceeded the consideration transferred (including the fair value of the NCI). As required by IFRS 3, the resulting excess was recognized as a bargain purchase gain in profit or loss on the acquisition date. The bargain gain primarily reflects overperforming asset base identified during the purchase price allocation process. The bargain gain on purchase is recognized in the line item “Other income or expenses, net” in the Consolidated Statement of Comprehensive Income.

The amounts of revenue and net profit of the acquirees since the merger date included in the consolidated statement of comprehensive income for the year ended June 30, 2025, were immaterial considering that the acquisition date was very close to the end of the fiscal year.

Had the reverse acquisition been completed on July 1 2024, the pro forma revenue and net loss of the combined entity for the year ended June 30, 2025 as though the date for the merger had been as of the beginning of the reporting period amount to $339.8 million and $157.4 million, respectively.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Natal Agro S.R.L.

On June 10, 2024, the former subsidiary, BIOX, acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at BIOX’s own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition-date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)

Total consideration	943,400

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, BIOX has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

BIOX will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging BIOX’ technology. Specifically, BIOX has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

7. INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1 Cash and cash equivalents

	06/30/2025	06/30/2024
Cash at bank and on hand	767,919	27,210,070
Mutual funds	-	25,784,795
	767,919	52,994,865

7.2 Other financial assets

	06/30/2025	06/30/2024
Current
Investments at fair value	19,722	2,191,286
Mutual funds	-	6,658,805
Other investments	8,234,539	5,817,516
	8,254,261	14,667,607

Non-current
Mutual funds	-	190,080
Investments at fair value	-	437
	-	190,517

The book value is reasonably approximate to the fair value given its short-term nature.

7.3 Trade receivables

	06/30/2025	06/30/2024
Current
Trade debtors	4,519,487	205,490,518
Allowance for impairment of trade debtors (Note 7.16)	-	(7,050,280)
Shareholders and other related parties (Note 17)	-	37
Allowance for credit notes to be issued	-	(2,905,624)
Trade debtors - Joint ventures and associates (Note 13)	1,565,913	2,176,622
Deferred checks	-	11,295,922
	6,085,400	209,007,195

The book value is reasonably approximate to the fair value given its short-term nature.

As of June 30, 2025, there is no allowance for impairment of trade debtors, as the trade debtors mainly was acquired through the Business Combination Agreement consummated in June 16, 2025.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.4 Other receivables

	06/30/2025	06/30/2024
Current
Taxes	382,957	5,475,685
Insurance to be accrued	11,835	1,595,319
Other receivables - Joint ventures and associates (Note 13)	10,547,409	12,162,870
Prepayments to suppliers	114	7,236,905
Shareholders and other related parties (Note 17)	2,313,179	47,348
Government grants receivable	-	608
Prepaid expenses and other receivables	33,448	3,736,808
Loans receivables	-	1,800,572
Miscellaneous	560,222	2,601,268
	13,849,164	34,657,383

Non-current
Taxes	-	752,045
Other receivables	-	230,000
Reimbursements over exports	-	1,461,042
Other receivables - Joint ventures and associates (Note 13)	664,493	25,423,142
Miscellaneous	-	20,805
	664,493	27,887,034

The book value of financial assets is reasonably approximate to the fair value given its short-term nature.

7.5 Inventories

	06/30/2025	06/30/2024

Seeds	551,290	5,967,231
Resale products	-	53,788,333
Manufactured products	994,360	26,081,250
Goods in transit	-	5,618,540
Supplies	-	22,546,093
Agricultural products	689,832	15,015,884
Allowance for obsolescence (Note 7.16)	-	(3,087,563)
	2,235,482	125,929,768

Net of agricultural products	1,545,650	110,913,884

The roll-forward of allowance for obsolescence is in Note 7.16.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.6 Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	-	-	220,682	73,452	-	294,134
Initial recognition and changes in the fair value of biological assets at the point of harvest	593,001	435,725	579,313	158,080	(1,256)	1,764,863
Costs incurred during the year	1,959,381	1,814,249	444,303	162,342	55,063	4,435,338
Decrease due to harvest/disposals	(1,275,688)	(1,148,288)	(1,244,298)	(393,874)	(53,807)	(4,115,955)
Loss of control	(1,276,694)	(1,101,686)	-	-	-	(2,378,380)
Year ended June 30, 2025	-	-	-	-	-	-

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	-	-	87,785	59,057	-	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	(352,199)	(32,674)	231,526	106,605	996	(45,746)
Costs incurred during the year	1,423,732	792,235	220,679	73,452	137,680	2,647,778
Decrease due to harvest/disposals	(1,071,533)	(759,561)	(319,308)	(165,662)	(138,676)	(2,454,740)
Year ended June 30, 2024	-	-	220,682	73,452	-	294,134

7.7 Property, plant and equipment

Property, plant and equipment as of June 30, 2025 and 2024, included the following:

Class	Net carrying amount 06/30/2024	Additions	Reclassification within PPE	Disposals	Depreciation of the year	Foreign currency translation	Loss of control	Business combination	Net carrying amount 06/30/2025
Office equipment	503,950	39,611	-	(4,791)	(82,495)	3,947	(449,942)	-	10,280
Vehicles	2,192,627	35,915	-	(17,239)	(882,264)	1,023	(1,330,062)	-	-
Equipment and computer software	528,816	75,297	-	(323)	(273,912)	16,012	(331,763)	-	14,127
Fixtures and fittings	2,805,076	9,084	225,338	(6,789)	(860,822)	6,350	(2,178,237)	-	-
Machinery and equipment	16,722,642	563,352	122,653	(143,947)	(2,895,031)	81,204	(14,449,423)	-	1,450
Land and buildings	39,745,067	-	348,085	-	(1,021,176)	71,315	(39,143,291)	982,939	982,939
Buildings in progress	12,114,256	5,264,663	(696,076)	-	-	9,753	(16,692,596)	2,336,374	2,336,374
Total	74,612,434	5,987,922	-	(173,089)	(6,015,700)	189,604	(74,575,314)	3,319,313	3,345,170

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Class	Net carrying amount 06/30/2023	Additions	Reclassification from Investment properties	Disposals	Depreciation of the year	Foreign currency translation	Loss of control	Net carrying amount 06/30/2024
Research instruments	66,131	-	-	-	-	-	(66,131)	-
Office equipment	360,575	238,679	-	-	(81,507)	(13,324)	(473)	503,950
Vehicles	2,053,263	1,077,988	-	(1,677)	(908,040)	(775)	(28,132)	2,192,627
Equipment and computer software	198,364	725,706	-	(8,184)	(354,379)	(27,650)	(5,041)	528,816
Fixtures and fittings	2,925,032	731,699	-	6,295	(812,810)	(1,663)	(43,477)	2,805,076
Machinery and equipment	14,586,768	5,460,655	-	(154,492)	(2,661,097)	(409,769)	(99,423)	16,722,642
Land and buildings	36,211,957	1,835,054	3,222,044	53,217	(982,165)	(595,040)	-	39,745,067
Buildings in progress	11,757,249	683,406	-	(106,421)	-	(207,757)	(12,221)	12,114,256
Total	68,159,339	10,753,187	3,222,044	(211,262)	(5,799,998)	(1,255,978)	(254,898)	74,612,434

The depreciation charge is included in Notes 8.3 - R&D classified by nature and Note 8.4 – Expenses classified by nature and function. The Group has no commitments to purchase property, plant and equipment items.

Revaluation of property, plant and equipment

The Group used to frequently update their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Last valuations were performed as of June 30, 2023. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

Value at cost
Class of property	06/30/2024
Land and buildings	27,876,636

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.8 Intangible assets

Intangible assets as of June 30, 2025 and 2024 included the following:

Class	Net carrying amount 06/30/2024	Additions	Loss of control) (*)	Additions from business combinations (**)	Transfers/ Disposals	Amortization of the year	Foreign currency translation	Net carrying amount 06/30/2025
Seed and integrated products
Alfalfa Genuity Har Xstra	438,029	-	-	-	-	-	(21,172)	416,857
HB4 soy and breeding program	35,574,369	3,164,283	(36,464,169)	-	-	(2,274,483)	-	-
Integrated seed products	2,681,826	-	(2,526,410)	-	-	(194,339)	38,923	-
Crop nutrition
Microbiological products	41,187,249	286,665	(43,570,818)	-	3,605,198	(1,511,420)	3,126	-
Microbiological products in progress	10,452,861	5,163,500	(11,909,700)	-	(3,706,661)	-	-	-
Other intangible assets
Trademarks and patents	51,316,860	158,557	(47,394,664)	-	-	(4,080,753)	-	-
Trademarks and patents with indefinite useful life	10,045,294	-	(10,045,294)	-	-	-	-	-
Software	1,119,494	16,222	(605,341)	-	146,839	(723,312)	46,098	-
Software in progress	580,728	176,064	(609,953)	-	(146,839)	-	-	-
Customer loyalty	18,934,570	-	(17,565,911)	-	-	(1,368,659)	-	-
RG/RS/OX Wheat	5,000,000	6,528,899	(10,480,817)	-	-	(1,048,082)	-	-
Sustainable agricultural equipment technology	-	-	-	10,719,710	-	-	-	10,719,710
Fungal Biomass	-	-	-	10,775,940	-	-	-	10,775,940
Piggysooy	-	-	-	16,813,781	-	-	-	16,813,781
Safflower GLA	-	-	-	27,857,339	-	-	-	27,857,339
Safflower Chimosin 2.0	-	-	-	2,600,554				2,600,554
Other intangibles	-	-	-	6,074,609	-	-	-	6,074,609
Total	177,331,280	15,494,190	(181,173,077)	74,841,933	(101,463)	(11,201,048)	66,975	75,258,790

(*)	Correspond to the loss of control of BIOX.

(**)	Correspond to The Bioceres Group Business Combination Agreement.

Class	Net carrying amount 06/30/2023	Additions	Additions from business combinations/ (loss of control)(*)	Transfers/ Disposals	Amortization of the year	Foreign currency translation	Net carrying amount 06/30/2024
Seed and integrated products
Alfalfa Genuity Har Xstra	419,061	-	-	-	-	18,968	438,029
Bacillus-PHAs	1,089,536	-	(1,089,536)	-	-	-	-
HB4 soy and breeding program	31,679,114	5,987,247	-	-	(2,091,992)	-	35,574,369
Integrated seed products	2,841,008	-	-	-	(191,559)	32,377	2,681,826
Crop nutrition
Microbiological products	37,295,460	-	-	7,610,115	(3,718,326)	-	41,187,249
Microbiological products in progress	12,213,341	5,869,084	-	(7,610,115)	-	(19,449)	10,452,861
Other intangible assets
Trademarks and patents	51,933,444	44,073	-	-	(670,514)	9,857	51,316,860
Trademarks and patents with indefinite useful life	7,827,309	-	2,217,985	-	-	-	10,045,294
Software	1,638,752	585,313	-	276,128	(1,369,379)	(11,320)	1,119,494
Software in progress	349,171	507,685	-	(276,128)	-	-	580,728
Customer loyalty	23,006,023	-	-	-	(4,071,453)	-	18,934,570
RG/RS/OX Wheat	5,000,000	-	-	-	-	-	5,000,000
Total	175,292,219	12,993,402	1,128,449	-	(12,113,223)	30,433	177,331,280

(*)	USD 1,089,768 correspond to the loss of control of Inmet S.A.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The amortization charge is included in Notes 8.3 - R&D classified by nature and Note 8.4 – Expenses classified by nature and function.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets, because it is dependent upon Group’s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

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

The Group is required to perform an annual impairment test for non-depreciating assets, either because they are not available for use, have indefinite useful lives, or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined based on calculations of value in use. This method requires estimating future cash flows and determining a discount rate to calculate the present value of those cash flows.

Management has made the estimates considering the cash flow projections projected by the management. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information.

Key assumption	Management’s approach
Discount rate

The discount rate applied was either 16.39% or 11.56%, depending on the target market.

The weighted average cost of capital (WACC) was estimated using the market capital structure plus 2% of risk premium which reflect the higher risk associated with intangible assets.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

Market share, product prices and royalties.

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The prices and royalties estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

A projection horizon longer than five years was adopted, as the GGUs are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flows and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-18 years.

Management estimates that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.9 Goodwill

	06/30/2025	06/30/2024
Rizobacter Argentina S.A.	-	28,080,271
Bioceres Crops S.A.	-	7,523,322
Insumos Agroquímicos S.A.	-	470,090
Pro Farm Group	-	76,089,749
	-	112,163,432

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

Prior to the BIOX deconsolidation, the CGUs were determined as follows:

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products that previously were allocated on the equity participation.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, both in the domestic markets.

Pro Farm Group Inc CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 14.11% for Rizobacter UGE and for Bioceres Crops UGE, and 9.28% for Pro Farm UGE due to the target market.

The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

Market share, product prices and royalties.

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The prices (Rizobacter CGU and Pro Farm CGU) and royalties (Bioceres Crops CGU) estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

Terminal value	Rizobacter CGU and Bioceres Crops CGU: The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. Pro Farm CGU: EBITDA multiple (10x)

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.10 Investment properties

	06/30/2025	06/30/2024
Investment properties	-	560,783
	-	560,783

The decrease for the year is attributed to loss of control in BIOX.

The book value of the investment properties does not differ significantly from its fair value.

7.11  Trade and other payables

	06/30/2025	06/30/2024
Current
Trade creditors	6,490,684	108,922,112
Shareholders and other related parties (Note 17)	-	37,985
Trade creditors - Joint ventures and associates (Note 13)	620,034	52,778,206
Taxes	12,647	5,877,930
Miscellaneous	200,568	1,321,303
	7,323,933	168,937,536

The book value of financial liabilities is reasonably approximate to the fair value given its short-term nature.

7.12  Borrowings

	06/30/2025	06/30/2024
Current
Bank borrowings	33,383	94,711,273
Corporate bonds	-	42,035,925
Net loans payables- Joint ventures and associates (Note 13)	10,303,098	1,860,058
Convertible preference shares (Note 17)	15,739,726	-
Financial borrowings	201,077,800	95,903,495
	227,154,007	234,510,751

Non-current
Bank borrowings	1,348,173	17,033,059
Corporate bonds	-	25,071,823
Financial borrowings	-	85,143,423
	1,348,173	127,248,305

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Bioceres S.A. is the guarantor of the stock purchase agreement signed on October 28, 2022, between Theo I SCSp and DRACO I-LATAM SPC LTD, as well as the subsequent credit line agreement signed on December 11, 2023, which are included in the investment in Theo I SCSp, as indicated in Note 13 – Joint ventures and associates.

As a result of Theo I SCSp’s default in July 7, 2025, Bioceres S.A., a subsidiary of Bioceres Group, as guarantor, recognized the financial debt with DRACO I-LATAM SPC LTD as of June 30, 2025. The amount recognized of $61.7 million was determined as the difference between the estimated realizable value of Theo I SCSp’s assets and the settlement value of its liabilities. Theo I SCSp is an associate of Bioceres Group, a wholly owned subsidiary of the Company. As of June 30, 2024 and 2023, the fair value of Theo I SCSp’s assets exceeded the value of its liabilities. Accordingly, the value of the guarantee recognized by Bioceres S.A. as of June 30, 2024 and 2023 was zero. See note 8.6.

In December 2024, the Company issued 2,380,952 convertible preference shares for total proceeds of $15 million. These preference shares accrue a 9% per annum payment-in-kind (PIK) return and grant the holder specific conversion rights, including the option to convert into ordinary shares at predefined terms, mandatory conversion provisions, and redemption alternatives contingent on the occurrence of certain events. See Note 21 – Events occurring after the reporting period.

The carrying value of some borrowings as of June 30, 2025 and 2024, are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

As stated in Note 1 – The Group’s business reorganization and general information - “The Bioceres Group Business Combination Agreement”, in June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. The aggregate amount is $36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction for 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to the creditor, reserving all rights, remedies, and defenses. As of the date of this report, the current debt amounts to $58.0 million.

	06/30/2025		06/30/2024
	Amortized Cost	Fair value	Amortized Cost	Fair value
Current
Bank borrowings	33,383	33,383	94,711,273	93,301,194
Corporate bonds	-	-	42,035,925	41,492,963
Convertible preference shares	15,739,726	14,179,927	-	-
Financial borrowings	211,380,898	205,082,929	95,903,495	95,480,681

Non current
Bank borrowings	1,348,173	1,348,173	17,033,059	12,206,794
Corporate bonds	-	-	25,071,823	23,845,583
Convertible notes	18,260,456	18,260,456	-	-
Financial borrowings	-	-	85,143,423	81,120,125

7.13  Convertible notes

Convertible notes	06/30/2025	06/30/2024
Non-current
Convertible notes	18,260,456	80,809,686
	18,260,456	80,809,686

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Secured Guaranteed Notes

The Secured Guaranteed Notes due 2026 bore interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date, and 14.0% from 37 through 48 months after the issue date. Interest was payable semi-annually.

On June 18, 2025, BIOX entered into an amendment to the Secured Guaranteed Notes pursuant to which the aggregate principal amount increases from $26,437,485 to $29,081,233, with an annual interest rate of 19%, of which 14% is payable in cash and 5% in kind. BIOX is required to make scheduled amortization payments of $1,000,000 on the last business day of each calendar month and may only be repurchased in full. Had BIOX repurchased it on or before August 5, 2025, a 5% “Prepayment Premium” penalty would have applied. If the repurchase occurred after that date, the penalty increased to 10%. The Prepayment Premium also applied to payments made following acceleration.

The Secured Guaranteed Notes due 2026 had no conversion rights into BIOX ordinary shares.

Secured Convertible Guaranteed Notes

The Secured Guaranteed Convertible Notes were issued for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of BIOX at a strike price of $18 per share. BIOX can repurchase the notes voluntarily 30 months after the issue date.

On June 18, 2025, BIOX entered into an amendment to the Secured Convertible Guaranteed Notes pursuant to which the aggregate principal amount increases from $61,652,927 to $67,868,227, and the maturity date is extended to August 31, 2027. The notes carry an annual interest rate of 15%, of which 5% is payable in cash and 10% in kind. Noteholders have now the option to convert the outstanding principal amount of their Convertible Notes into common shares of BIOX at a reduced strike price of $6 per share. If BIOX raises more than $10,000,000 in common equity, the strike price resets to the lesser of (1) the then-applicable strike price or (2) the price per share at which the new shares are issued (or the weighted average price per share, if issued at varying prices). BIOX may voluntarily repurchase the Convertible Notes; however, it must pay either a “Prepayment Premium Fee” or an “Equity Option Fee.” If the repurchase occurs on or before August 31, 2025, a 5% prepayment penalty applies. If the repurchase had occurred on or before August 31, 2025, a 5% prepayment penalty would have applied. If repurchased between September 1 and prior to October 1, 2025, the penalty would have increased to 7%. For repurchases on or after October 1, 2025, the applicable fee would be the full Equity Option Fee. Additionally, either the Prepayment Premium Fee or the Equity Option Fee will apply in the event of payments made following acceleration.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%. Following the BIOX deconsolidation and as of June 30, 2025, the Secured Convertible Guaranteed Notes are not included within the line item “Convertible Notes” from the Statement of Financial Position.

As of June 30, 2025 a total of $4.8 million was accrued as a Prepayment Premium Fee. (Note 8.5).

Following the BIOX deconsolidation and as of June 30, 2025, the Secured Guaranteed Notes are not included within the line item “Convertible Notes” from the Statement of Financial Position

Convertible Notes

On October 15, 2023, Moolec Science has entered into an agreement to issue a convertible note due 2026 to Invim Corporativo S.L. As of June 30, 2025, the Company has received USD 10,000,000 related to such convertible note. Additionally, the Company signed additional convertible notes for USD 940,000 between October 2023 and June 30, 2024 with local farmers and jointly with the convertible note with Invim Corporativo S.L., are referred to as “the Notes”

The Notes have a term of three years with an early conversion option with a strike price of US $60.00 per share. If the early conversion option is exercised, Moolec Science will have the option to pay the outstanding amount at that date using shares, cash or a combination of both. Initial interest rate on the notes is of 5% per annum payable annually in cash in arrears on anniversary of the date of the notes and on the maturity date, however Moolec Science will have the option at each payment date to capitalize the interest accrued. After the remaining cash payment made during 2024 the interest rate was increased to 10% per annum. Lastly, as per the convertible note with Invim Corporativo S.L., after the in-kind contribution, when received, the interest rate will be calculated in accordance with a formula included in the agreement.

At maturity, Moolec Science will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares. See Note 21 - Events occurring after the reporting period – Notice of Alleged Breach.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.14  Employee benefits and social security

	06/30/2025	06/30/2024
Current
Salaries, accrued incentives, vacations and social security	202,014	7,280,129
Key management personnel (Note 18)	41,620	226,702
	243,634	7,506,831

The book value is reasonably approximate to the fair value given its short-term nature.

7.15  Deferred revenue and advances from customers

	06/30/2025	06/30/2024
Current
Advances from customers	1,260	3,335,740
Deferred revenue	-	589,061
	1,260	3,924,801
Non current
Advances from customers	-	52,511
Deferred revenue	-	1,872,627
	-	1,925,138

7.16  Changes in allowances and provisions

Item	06/30/2024	Additions	Uses and reversals	Currency conversion difference	Loss of control	06/30/2025
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	7,050,280	7,123,716	-	(50,533)	(14,123,463)	-
Allowance for obsolescence	3,087,563	1,547,723	(1,158,036)	29,204	(3,506,454)	-
Total deducted from assets	10,137,843	8,671,439	(1,158,036)	(21,329)	(17,629,917)	-

INCLUDED IN LIABILITIES
Provisions for contingencies	17,484,715	336,919	(309,793)	(89,694)	(1,267,573)	16,154,574
Total included in liabilities	17,484,715	336,919	(309,793)	(89,694)	(1,267,573)	16,154,574
Total	27,622,558	9,008,358	(1,467,829)	(111,023)	(18,897,490)	16,154,574

Item	06/30/2023	Additions	Additions from business combination	Uses and reversals	Currency conversion difference	06/30/2024
DEDUCTED FROM ASSETS
Allowance for impairment of trade debtors	7,425,604	753,428	-	(777,558)	(351,194)	7,050,280
Allowance for obsolescence	2,492,499	586,515	-	(69,582)	78,131	3,087,563
Total deducted from assets	9,918,103	1,339,943	-	(847,140)	(273,063)	10,137,843

INCLUDED IN LIABILITIES
Provisions for contingencies	16,901,773	653,574	355,898	(393,073)	(33,457)	17,484,715
Total included in liabilities	16,901,773	653,574	355,898	(393,073)	(33,457)	17,484,715
Total	26,819,876	1,993,517	355,898	(1,240,213)	(306,520)	27,622,558

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Provisions	06/30/2025	06/30/2024
Conditional payment Rizobacter SA	15,916,116	15,916,116
Provisions for contingencies	238,458	1,568,599
	16,154,574	17,484,715

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group’s management as to how it will respond to the eventual claim.

Conditional payment Rizobacter S.A.

The Group agreed with certain sellers of Rizobacter, a contingent payment of $17.3 million (current value of $15.9 million) conditional on obtaining a favorable resolution that totally rejects the claim of the plaintiff in the nullity trials, file “Harnan Miguel, Marcos and Martina c/ac Mullen Jorge and others s/ Annulment Action”, file No. 76,806 and in the injunction (“embargo”), file “Harnan Miguel, Marcos and Martina c/ Mac Mullen Jorge and others s/ Precautionary Measures”, file No. 76,745. In said cause, 44% of the capital of Rizobacter Argentina S.A. is seized and 30% of the dividends that the taxed shares produce.

If the injunction is lifted, the Group will be required to pay within 12 months of notification, a contingent purchase price of $17.3 million to certain selling shareholders of Rizobacter.

As of June 30, 2025 there is no allowance for obsolescence for inventories, as the inventory was acquired through the Business Combination Agreement consummated in June 16, 2025.

7.17  Government Grants

	06/30/2025	06/30/2024
At the beginning of the year	4,437	349,998
Loss of control (*)	-	(157,043)
Currency conversion difference	255	9,001
Released to the statement of profit or loss	(3,412)	(197,519)
At the end of the year	1,280	4,437

(*)	Correspond to the loss of control of Inmet S.A. in the year 2024

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.18  Warrants

	06/30/2025	06/30/2024
At the beginning of the year	-	-
Additions for the year	1,030,000	-
Additions from business combination	181,093	-
At the end of the year	1,211,093	-

8.	INFORMATION ABOUT COMPONENT OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1 Revenue from contracts with customers

	06/30/2025	06/30/2024	06/30/2023
Sale of goods and services	317,924,355	444,149,141	385,976,753
Royalties	1,414,864	986,602	1,247,567
Rendering of services with related parties	841,205	952,742	739,651
Right of use licenses	13,430,824	20,287,845	32,903,458
	333,611,248	466,376,330	420,867,429

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2 Cost of sales

Item	06/30/2025	06/30/2024	06/30/2023
Inventories as of the beginning of the year	110,913,884	112,000,786	78,775,003
Loss of control	(82,999,205)	-	-
Additions related to Business combination	2,235,482	4,020,771	11,182,602
Purchases of the year	149,950,181	249,648,267	233,465,488
Production costs (note 8.4)	25,177,920	25,819,152	23,234,862
Foreign currency translation	382,092	(1,206,764)	806,903
Subtotal	205,660,354	390,282,212	347,464,858
Inventories as of the end of the year	(2,235,482)	(110,913,884)	(112,000,786)
Cost of sales	203,424,872	279,368,328	235,464,072

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.3 R&D classified by nature

	Research and development expenses
Item	06/30/2025	06/30/2024	06/30/2023
Amortization of intangible assets	5,079,839	5,923,389	4,804,768
Analysis and storage	-	5,302	52,660
Commissions and royalties	14,179	-	16,257
Import and export expenses	-	-	855
Depreciation of leased assets	54,505	-	68,321
Depreciation of property, plant and equipment	767,731	618,627	637,734
Freight and haulage	2,025	30,450	17,707
Employee benefits and social securities	4,032,386	4,727,340	4,781,678
Insurance	49,343	48,872	78,673
Energy and fuel	5,576	8,101	111,481
Maintenance	236,867	283,895	475,868
Supplies and materials	2,731,604	2,361,380	3,078,403
Licenses & Patents	516,591	67,188	181,264
Mobility and travel	141,481	205,741	245,875
Publicity and advertising	-	23,383	-
Systems expenses	40,286	29,026	31,410
Vehicles expenses	16,858	30,883	8,252
Share-based incentives	217,494	510,162	136,754
Surveillance expenses	-	-	11,145
Professional fees and outsourced services	878,973	1,325,361	550,585
Professional fees related parties	90,533	256,877	542,551
Office supplies	261,263	696,760	111,618
Miscellaneous	976	269,750	128
Total	15,138,510	17,422,487	15,943,987

	06/30/2025	06/30/2024	06/30/2023
R&D capitalized (Note 8.3)	8,614,448	11,856,331	10,753,047
R&D profit and loss	15,138,510	17,422,487	15,943,987
Total	23,752,958	29,278,818	26,697,034

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.4 Expenses classified by nature and function

Item	Production and services costs	Selling, general and administrative expenses	Total 06/30/2025
Amortization of intangible assets	351,240	5,769,969	6,121,209
Analysis and storage	-	14,744	14,744
Commissions and royalties	835,082	1,989,880	2,824,962
Import and export expenses	-	826,942	826,942
Depreciation of property, plant and equipment	2,861,812	2,386,157	5,247,969
Impairment of receivables	-	7,123,716	7,123,716
Freight and haulage	1,003,986	11,367,271	12,371,257
Employee benefits and social securities	9,899,884	44,971,665	54,871,549
Taxes	260,091	12,411,799	12,671,890
Maintenance	2,414,461	2,216,680	4,631,141
Energy and fuel	658,621	106,846	765,467
Supplies and materials	586,696	2,678,691	3,265,387
Mobility and travel	339,447	4,472,895	4,812,342
Allowance for obsolescence	1,547,723	-	1,547,723
Publicity and advertising	-	4,556,518	4,556,518
Systems expenses	39,583	3,008,347	3,047,930
Share-based incentives for employees	315,965	3,853,229	4,169,194
Surveillance expenses	-	583,115	583,115
Professional fees and outsourced services	201,601	9,939,339	10,140,940
Professional fees related parties	-	16,353	16,353
Office supplies	93,967	1,373,911	1,467,878
Insurance	181,595	2,850,968	3,032,563
Depreciation of leased assets	2,477,334	2,504,864	4,982,198
Contingencies	84,567	252,352	336,919
Environmental Impact Treatment	998,303	67,510	1,065,813
Licenses & Patents	75	193,773	193,848
Miscellaneous	25,887	370,706	396,593
Total	25,177,920	125,908,240	151,086,160

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Item	Production and services costs	Selling, general and administrative expenses	Total 06/30/2024
Amortization of intangible assets	239,545	5,950,289	6,189,834
Analysis and storage	598	160,133	160,731
Commissions and royalties	217,000	1,745,169	1,962,169
Import and export expenses	147,392	734,026	881,418
Depreciation of property, plant and equipment	3,018,014	2,163,357	5,181,371
Impairment of receivables	-	753,428	753,428
Freight and haulage	927,910	11,831,209	12,759,119
Employee benefits and social securities	11,162,207	38,799,972	49,962,179
Taxes	285,791	14,442,557	14,728,348
Maintenance	2,074,352	1,666,524	3,740,876
Energy and fuel	997,066	514,422	1,511,488
Supplies and materials	1,031,386	3,520,386	4,551,772
Mobility and travel	202,810	5,317,138	5,519,948
Allowance for obsolescence	581,804	4,711	586,515
Publicity and advertising	233	5,065,506	5,065,739
Systems expenses	35,526	3,857,779	3,893,305
Share-based incentives for employees	1,111,919	12,577,399	13,689,318
Surveillance expenses	368	468,090	468,458
Professional fees and outsourced services	189,090	9,131,891	9,320,981
Professional fees related parties	-	243,827	243,827
Office supplies	242,790	1,743,957	1,986,747
Insurance	199,109	2,133,572	2,332,681
Depreciation of leased assets	1,312,849	2,106,107	3,418,956
Contingencies	66,682	586,892	653,574
Environmental Impact Treatment	1,770,857	14,208	1,785,065
Miscellaneous	3,854	808,273	812,127
Total	25,819,152	126,340,822	152,159,974

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Item	Production and services costs	Selling, general and administrative expenses	Total 06/30/2023
Amortization of intangible assets	173,032	6,026,784	6,199,816
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,139,957	4,301,193
Impairment of receivables	-	1,327,385	1,327,385
Freight and haulage	2,427,296	9,646,138	12,073,434
Employee benefits and social securities	10,033,252	39,593,472	49,626,724
Taxes	255,227	12,001,149	12,256,376
Maintenance	1,157,887	956,916	2,114,803
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,909	1,048,056	2,123,965
Mobility and travel	128,072	5,431,323	5,559,395
Allowance for obsolescence	1,012,788	53,989	1,066,777
Publicity and advertising	2,528	5,775,012	5,777,540
Systems expenses	11,556	3,158,735	3,170,291
Share-based incentives for employees	-	3,393,348	3,393,348
Surveillance expenses	105,988	392,631	498,619
Professional fees and outsourced services	100,308	13,807,495	13,907,803
Professional fees related parties	-	196,101	196,101
Office supplies	229,500	976,350	1,205,850
Insurance	230,388	3,137,598	3,367,986
Licenses & Patents	-	37,015	37,015
Depreciation of leased assets	468,524	3,029,049	3,497,573
Contingencies	-	239,292	239,292
Environmental Impact Treatment	2,369,838	-	2,369,838
Miscellaneous	41,452	874,192	915,644
Total	23,234,862	116,531,274	139,766,136

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.5 Finance results

	06/30/2025	06/30/2024	06/30/2023
Financial cost
Interest expenses	(38,077,952)	(35,783,901)	(30,569,478)
Financial commissions	(3,731,493)	(1,850,252)	(3,007,154)
	(41,809,445)	(37,634,153)	(33,576,632)
Other financial results
Exchange differences generated by assets	2,183,367	(7,519,875)	(19,758,444)
Exchange differences generated by liabilities	(14,647,580)	(20,499,620)	(3,886,408)
Changes in fair value of financial assets or liabilities and other financial results	(15,603,088)	(10,455,775)	(341,341)
Prepayment premium fee	(4,870,021)	-	-
Net gain of inflation effect on monetary items	7,949,231	28,730,804	10,311,437
Interest accrued with related parties	944,186	135,485	-
	(24,043,905)	(9,608,981)	(13,674,756)

Total net financial cost	(65,853,350)	(47,243,134)	(47,251,388)

8.6 Other income or expenses, net

	06/30/2025	06/30/2024	06/30/2023

Loss from subsidiary’s guarantee recognition (Note 7.12)	(61,681,998)	-	-
Gain on bargain purchase	1,473,482	1,032,327	-
Remeasurement to fair value of pre-existing interest in an acquiree	(1,666,680)	-	-
Net result from commercialization of agricultural products	(1,890,110)	(3,560,703)	174,122
Result of intangible assets (i)	7,649,848	-	-
Others	(473,758)	1,825,111	881,177
	(56,589,216)	(703,265)	1,055,299

(i) On March 28, 2025, BIOX, a former subsidiary, agreed to transfer all rights, licenses, and materials containing or pertaining to the Soy ANF trait and pay $750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to $10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to $8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets amounting to $7.5 million.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

9.	TAXATION

The balances of deferred tax assets and liabilities are as follows:

	06/30/2025	06/30/2024
Deferred tax assets
Tax Loss-Carry Forward	-	26,988,067
Others financial assets	-	813,780
Others	-	2,516,719
Royalties	-	764,888
Trade receivables	-	532,106
Allowances	-	942,587
Government grants	-	15,090
Total deferred tax assets	-	32,573,237

Deferred tax liabilities
Intangible assets	(15,767,275)	(28,444,095)
Property, plant and equipment depreciation	-	(14,608,912)
Inventories	-	(8,041,220)
Others financial assets	-	(464,404)
Right-of-use leased asset	-	(190,088)
Inflation tax adjustment	-	(302,456)
Others	-	(546,277)
Total deferred tax liabilities	(15,767,275)	(52,597,452)

Net deferred tax	(15,767,275)	(20,024,215)

The roll forward of deferred tax assets and liabilities as of June 30, 2025 and 2024 are as follows:

	Balance 06/30/2024	Business combination / (loss) of control	Income tax provision	Conversion difference	Balance 06/30/2025
Deferred tax assets
Tax Loss-Carry Forward	26,988,067	(21,525,926)	(5,579,828)	117,687	-
Others financial assets	813,780	(475,554)	(342,341)	4,115	-
Trade receivables	532,106	(1,353,889)	822,145	(362)	-
Royalties	764,888	(744,388)	(18,311)	(2,189)	-
Allowances	942,587	(1,053,605)	98,032	12,986	-
Government grants	15,090	-	(15,596)	506	-
Others	2,516,719	227,950	(2,744,669)	-	-
Total deferred tax assets	32,573,237	(24,925,412)	(7,780,568)	132,743	-

Deferred tax liabilities
Intangible assets	(28,444,095)	12,428,299	214,190	34,331	(15,767,275)
Property, plant and equipment depreciation	(14,608,912)	15,315,097	(703,102)	(3,083)	-
Inventories	(8,041,220)	6,611,790	1,429,430	-	-
Biological assets	-	640,035	(640,035)	-	-
Others financial assets	(464,404)	28,040	436,364	-	-
Right-of-use leased asset	(190,088)	180,967	10,505	(1,384)	-
Inflation tax adjustment	(302,456)	26,801	218,362	57,293	-
Others	(546,277)	541,800	178,733	(174,256)	-
Total deferred tax liabilities	(52,597,452)	35,772,829	1,144,447	(87,099)	(15,767,275)

Net deferred tax	(20,024,215)	10,847,417	(6,636,121)	45,644	(15,767,275)

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Deferred tax assets	Balance 06/30/2023	Business combination / (loss) of control	Income tax provision	Conversion difference	Charge to OCI	Balance 06/30/2024
Tax Loss-Carry Forward	21,215,789	(62,585)	7,752,424	(694,718)	(1,222,843)	26,988,067
Others financial assets	1,336,260	(2,299)	(423,116)	(97,065)	-	813,780
Trade receivables	447,449	-	214,734	(130,077)	-	532,106
Royalties	723,082	-	48,310	(6,504)	-	764,888
Allowances	1,213,899	-	(221,106)	(50,206)	-	942,587
Government grants	93,996	(39,261)	(42,199)	2,554	-	15,090
Others	3,402,846	765,384	(1,651,511)	-	-	2,516,719
Total deferred tax assets	28,433,321	661,239	5,677,536	(976,016)	(1,222,843)	32,573,237

Deferred tax liabilities
Intangible assets	(29,117,986)	(301,659)	867,636	107,914	-	(28,444,095)
Property, plant and equipment depreciation	(13,678,341)	(174,228)	(773,812)	17,469	-	(14,608,912)
Inventories	(6,461,576)	(939,250)	(640,394)	-	-	(8,041,220)
Others financial assets	(2,154,504)	-	1,690,100	-	-	(464,404)
Right-of-use leased asset	(120,442)	(115,495)	30,998	14,851	-	(190,088)
Inflation tax adjustment	(1,131,895)	10,732	827,211	(8,504)	-	(302,456)
Others	(607,722)	-	111,773	(50,328)	-	(546,277)
Total deferred tax liabilities	(53,272,466)	(1,519,900)	2,113,512	81,402	-	(52,597,452)

Net deferred tax	(24,839,145)	(858,661)	7,791,048	(894,614)	(1,222,843)	(20,024,215)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	06/30/2025	06/30/2024	06/30/2023
(Loss) / earnings before income tax-rate	(170,003,479)	(27,958,152)	50,794,242
Income tax expense by applying tax rate in force in the respective countries	45,342,071	7,224,973	(7,628,367)
Share of profit or loss of subsidiaries, joint ventures and associates	(8,232,869)	(5,141,460)	12,645,224
Puttable instruments charge	-	-	(3,645)
Stock options charge	(167,601)	(1,366,999)	(586,774)
Derecognition of deferred tax assets (i)	(40,565,962)	(94,189)	428,530
Mutual funds adjustments	18,471	27,560	-
Non-deductible expenses	(4,027,734)	(1,469,872)	(373,655)
Result of inflation effect on monetary items and other finance results	335,680	(5,113,890)	(7,872,801)
Tax inflation adjustment	1,633,659	4,278,344	5,916,143
Rate change adjustment	-	118,060	(192,127)
Others	(971,836)	434,321	(4,162)
Income tax expenses	(6,636,121)	(1,103,152)	2,328,366

(i)	Mainly represent derecognition of deferred tax assets from Bioceres S.A. because it initiated the voluntary bankruptcy proceeding (Note 21).

	06/30/2025	06/30/2024	06/30/2023
Current tax expense	-	(8,894,200)	(1,311,506)
Deferred tax	(6,636,121)	7,791,048	3,639,872
	(6,636,121)	(1,103,152)	2,328,366

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax as of June 30, 2025
Low or null taxation jurisdictions	(7,247,084)	0.0%	-
Loss-making entities	(162,756,395)	27.9%	45,342,071
	(170,003,479)		45,342,071

Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax as of June 30, 2024
Low or null taxation jurisdictions	13,131,953	0.0%	-
Profit-making entities	32,251,706	32.2%	(10,370,389)
Loss-making entities	(73,341,811)	24.0%	17,595,362
	(27,958,152)		7,224,973

Tax jurisdiction	Earnings before income tax-rate	Weight average applicable tax rate	Income tax as of June 30, 2023
Low or null taxation jurisdictions	30,921,548	0.0%	-
Profit-making entities	73,999,737	21.5%	(15,899,829)
Loss-making entities	(54,127,043)	15.3%	8,271,462
	50,794,242		(7,628,367)

Estimates

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that it is not probable that the entities within the Group can utilize those deferred tax assets. Tax-loss Carry unrecognized as of June 30, 2025 amounting to $7.6 million.

10. EARNING PER SHARE

Basic and diluted EPS for the current period is based on the profit or loss of the accounting acquirer and the weighted average number of ordinary shares of the legal acquirer outstanding during the period (net of treasury shares). Comparative EPS has been retrospectively restated to reflect exchange ratio of the Business Combination Agreement and the Reverse Stock Split ratio.

As part of the consideration transferred in the reverse acquisition stated in Note 1 - The Group’s business reorganization and general information – “The Bioceres Group Business Combination Agreement”, the Company committed to issue the Holdback additional ordinary shares twelve months after the acquisition date. As this obligation is unconditional and forms part of the purchase consideration under IFRS 3, such shares are included in basic and diluted EPS from the acquisition date and retrospectively for all comparative periods, in accordance with IAS 33. The deferred issuance date does not affect their inclusion in the earnings per share calculation.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Group’s basic and diluted loss per ordinary share are the same because the Group has generated net loss to ordinary shareholders.

	06/30/2025	06/30/2024	06/30/2023
Numerator
Loss/Profit for the year (basic EPS)	(111,460,708)	(32,685,398)	40,435,923
Loss/Profit for the year (diluted EPS)	(111,460,708)	(32,685,398)	40,435,923
Denominator
Number of shares (basic EPS)	6,462,960	5,821,519	4,593,222
Number of shares (diluted EPS)	6,462,960	5,821,519	4,593,222

Basic (loss)/profit attributable to ordinary equity holders of the parent	$(17.2461)	$(5.6146)	$8.8034
Diluted (loss)/profit attributable to ordinary equity holders of the parent	$(17.2461)	$(5.6146)	$8.8034

11.	INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As described in Note 1 – The Group’s business reorganization and general information – “The Bioceres Group Business Combination Agreement” and in note 6 – Acquisitions and other significant transactions – “Bioceres Group, Nutrecon, Gentle Tech and Moolec Science business combination”, the Company completed a reverse acquisition on June 16, 2025, whereby Moolec Science SA (“the Legal Acquirer”) legally acquired Bioceres Group, Nutrecon and Gentle Tech (“the Legal Acquirees”). For accounting purposes, however, Bioceres Group was identified as the accounting acquirer in accordance with IFRS 3 Business Combinations. As a result, the consolidated financial statements represent a continuation of the financial statements of the accounting acquirer, except for the capital structure, which is that of the legal acquirer. Following the reverse acquisition, Share Capital reflects the share capital of Moolec Science SA, including the shares issued to the former shareholders of the accounting acquirer as consideration for the transaction.

The number of shares issued as of June 30, 2025, 2024 and 2023 is the following:

Year ended	Class	Number of Shares	Nominal Value	Subscribed capital
06/30/2023	Ordinary	5,301,700	$0.10	5,301,700	$530,170
06/30/2024	Ordinary	5,983,687	$0.10	5,983,687	$598,369
06/30/2025	Ordinary	10,891,761	$0.10	10,891,761	$1,089,176

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Revaluation of PP&E and effect of tax rate change

The revaluation reserve relates to the revaluation of Land and buildings, prior to the BIOX deconsolidation, as mentioned in note 4.8 – Property, plant and equipment, net of income tax effect.

Own shares held

The reserve of the Company´s own shares held comprises the cost of the Company’s shares held by the Group. At June 30, 2025, the Group held 80,370 of the Company’s shares. (2024: 60,083).

Share premium

Share premium represents the excess of the consideration received over the par value of shares issued, net of directly attributable transaction costs, and is presented within equity in accordance with IAS 32.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2025 and 2024 are:

Name	06/30/2025	06/30/2024

Bioceres S.A.	10.07%	26.53%
Bioceres Crop Solutions (*)	-	72.67%

Below is a detail of the summarized financial information of Bioceres S.A., prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

(*)	Bioceres Crop Solutions ceased to be a subsidiary in June 24, 2025.

Bioceres S.A.

Summary financial statements:

	06/30/2025	06/30/2024

Current assets	19,390,689	37,499,373
Non-current assets	(12,909,646)	78,742,912
Total assets	6,481,043	116,242,285

Current liabilities	97,284,715	47,526,407
Non-current liabilities	238,458	14,689,742
Total liabilities	97,523,173	62,216,149

Total equity	(91,042,130)	54,026,136

Total liabilities and equity	6,481,043	116,242,285

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2025	06/30/2024	06/30/2023

Revenues	780,952	1,422,707	1,074,655
Government grants	3,412	197,519	49,185
Gross margin	784,364	1,620,226	1,123,840

Research and development expenses	(223,688)	(239,446)	(175,737)
Selling, general and administrative expenses	(2,275,441)	(3,248,643)	(3,287,433)
Share of profit or loss of subsidiaries	(33,367,101)	(3,285,724)	5,287,879
Share of profit or loss of joint ventures and associates	(285)	(2,592)	(3,917)
Other income / (loss), net	(56,484,792)	11,126	249,372
Operating loss	(91,566,943)	(5,145,053)	3,194,004

Financial results	2,891,781	(1,128,752)	(4,327,324)
Loss before taxes	(88,675,162)	(6,273,805)	(1,133,320)

Income tax (expense) / benefit	(1,653,797)	471,416	(463,175)
Result for the year	(90,328,959)	(5,802,389)	(1,596,495)

Revaluation of property, plant and equipment, net of tax			(434,390)
Foreign exchange differences on translation of foreign operations	(5,467,311)	(3,865,328)	(5,182,181)
Total comprehensive result	(95,796,270)	(9,667,717)	(7,213,066)

Bioceres Crop Solutions

Summary financial statements:

	06/30/2025	06/30/2024

Current assets	-	408,668,037
Non-current assets	-	441,960,310
Total assets	-	850,628,347

Current liabilities	-	329,505,846
Non-current liabilities	-	171,558,140
Total liabilities	-	501,063,986

Total equity	-	349,564,361

Total liabilities and equity	-	850,628,347

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2025	06/30/2024	06/30/2024

Revenues	333,343,987	464,828,548	419,446,439
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,764,863	(45,746)	610,554

Cost of sales	(203,424,872)	(278,221,812)	(235,457,053)
Changes in the net realizable value of agricultural products after harvest	(1,541,204)	(2,385,069)	(4,351,433)
Research and development expenses	(14,914,822)	(17,183,041)	(15,345,315)
Selling, general and administrative expenses	(123,113,572)	(123,690,910)	(113,002,747)
Share of profit or loss of joint ventures and associates	(1,126,312)	4,049,508	1,198,628
Other income or expenses, net	6,775,970	(1,498,555)	1,084,892
Operating (loss) / profit	(2,235,962)	45,852,923	54,183,965

Financial results	(55,335,675)	(34,785,325)	(35,078,018)
(Loss) / profit before taxes	(57,571,637)	11,067,598	19,105,947

Income tax	(1,273,616)	(3,778,615)	1,068,652
Result for the year	(58,845,253)	7,288,983	20,174,599

Foreign exchange differences on translation of foreign operations	(714,251)	(787,354)	631,500
Revaluation of property, plant and equipment, net of tax	-	-	(1,467,349)
Total comprehensive result	(59,559,504)	6,501,629	19,338,750

12.	CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2025	06/30/2024	06/30/2023
Investment activities
Net assets acquisition by business combination (Note 6)	43,053,702	1,297,882	152,070,313
Investment in-kind in other related parties (Note 17)	-	2,409,244	1,163,384
Issuance of shares	457,504	267,600	759,236
Own shares held	22,327	(437,154)	-
Exchange of intangible assets (Note 8.6)	6,427,436	-	-
Capitalization of interest on buildings in progress	336,416	124,098	74,710
Right-of-use leased asset additions through an increase in lease liabilities (Note 16)	9,569,819	2,585,223	3,154,950
Reclassification from Investment properties to property, plant and equipment	-	-	3,589,749
Sale of equity investee (Note 13)	-	(900,000)	(133,079)
	59,867,204	5,346,893	160,679,263
Financing activities
Capitalization of convertible notes	-	-	12,211,638
Assignment of receivables with shareholders and other related parties	(7,886,442)	-	-
Compensation payment financed by acquisition of intangible assets	(1,781,507)	-	-
Acquisition of interest in subsidiaries by financed debts	-	6,417,912	81,965,022
	(9,667,949)	6,417,912	94,176,660

During the fiscal year ended on June 30, 2024, the Group has incorporated the assets and liabilities from Natal Agro S.R.L. mentioned in Note 6 – Acquisitions and other significant transactions.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

Financing activities	Borrowings	Consideration for acquisition	Convertible notes	Total
As of June 30 2022	211,426,056	12,326,110	12,559,071	236,311,237
Proceeds	200,185,822	-	55,000,000	255,185,822
Payments	(35,308,664)	(3,148,617)	-	(38,457,281)
Conversion of Convertible Notes	-	-	(9,109,516)	(9,109,516)
Interest payment	(20,465,271)	-	(5,173,742)	(25,639,013)
Exchange differences, currency translation differences and other financial results	(23,391,636)	(4,617,570)	21,937,333	(6,071,873)
As of June 30 2023	332,446,307	4,559,923	75,213,146	412,219,376
Proceeds	187,994,310	-	-	187,994,310
Payments	(142,866,725)	(2,912,171)	-	(145,778,896)
Financing for assets acquisitions	743,279	1,119,975	-	1,863,254
Interest payment	(32,631,369)	-	(4,172,328)	(36,803,697)
Exchange differences, currency translation differences and other financial results	16,073,254	3,809,240	9,768,868	29,651,362
As of June 30 2024	361,759,056	6,576,967	80,809,686	449,145,709
Proceeds	403,333,190	-	-	403,333,190
Payments	(376,998,320)	(2,035,388)	(1,000,000)	(380,033,708)
Prepayment Premium Fee	-	-	4,870,021	4,870,021
Non-cash activities	(7,886,442)	(1,781,507)	-	(9,667,949)
Interest payment	(21,772,862)	-	(6,315,826)	(28,088,688)
Exchange differences, currency translation differences and other financial results	26,645,537	138,825	23,906,564	50,690,926
Acquisition from business combination	1,348,173	-	18,260,456	19,608,629
Decrease because of loss of control	(157,926,152)	(2,898,897)	(102,270,445)	(263,095,494)
As of June 30 2025	228,502,180	-	18,260,456	246,762,636

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

13.	JOINT VENTURES AND ASSOCIATES

	06/30/2025	06/30/2024
Assets
Measured at equity value method
Synertech Industrias S.A.	-	39,749,850
Bioceres Crops Solutions Corp	77,741,970	-
Agrality Argentina S.A.	7,521,996	7,758,886
Agrality US Inc.	3,315,307	3,521,791
Agrality Seeds Inc.	5,496,286	4,812,389
SW Semillas S.A.	725	955
Alfalfa Technologies S.R.L.	-	36,503
Inmet S.A	71,687	379,876
	94,147,971	56,260,250
Measured at Fair value
Theo I SCSp	-	36,535,601
	-	36,535,601

	06/30/2025	06/30/2024
Liabilities
Measured at equity value method
Trigall Genetics S.A.	-	296,455
	-	296,455

Changes in joint ventures investments and affiliates:

	06/30/2025	06/30/2024
As of the beginning	92,499,396	117,720,140
Loss of control	(38,363,585)	-
Changes in equity interest	77,741,970	9,958
Sale of equity investment	-	(900,000)
Reclassification of Moolec Science S.A.	-	(2,560,472)
Share-based incentives	-	65,470
Dividends distribution	-	(1,790,032)
Foreign currency translation	(802,200)	977,482
Share of profit or loss measured at equity value method	(392,009)	7,747,312
Share of profit or loss measured at fair value	(36,535,601)	(28,770,462)
As of the end of the year	94,147,971	92,499,396

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Share of profit or loss of joint ventures and affiliates:

Profit and losses

	06/30/2025	06/30/2024	06/30/2023

Measured at equity value method
Synertech Industrias S.A.	(415,089)	3,723,140	564,598
Agrality Argentina S.A.	587,173	3,519,639	2,126,492
Agrality US Inc.	(206,484)	(64,322)	(2,940,435)
Agrality Seeds Inc.	683,897	(124,468)	2,187,415
Indrasa Biotecnología S.A.	-	-	62,613
Moolec Science SA	-	-	(4,176,703)
SW Semillas S.A.	(285)	(2,592)	(3,917)
Trigall Genetics	(711,223)	326,368	103,703
Inmet S.A.	(329,998)	369,547	-
	(392,009)	7,747,312	(2,076,234)

Measured at Fair value
Theo I SCSp	(36,535,601)	(28,770,462)	49,785,839
	(36,535,601)	(28,770,462)	49,785,839

Bioceres Group Limited has elected to measure the investment in associates held through Theo I SCSp at fair value through profit or loss in accordance with IFRS 9.

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital for Argentinian entities.

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the significant joint ventures is presented below:

Name	Date	Current assets	Non-current assets	Current liabilities	Non- current liabilities	Equity	Sales	(Loss)/Profit of the year

Synertech	06/30/2025	-	-	-	-	-
Industries	06/30/2024	55,963,591	11,195,394	27,610,517	3,447,008	36,101,460	61,815,678	7,236,901
S.A.	06/30/2023	50,602,942	12,351,672	30,248,685	3,841,374	28,864,555	62,798,136	3,980,995
	06/30/2025	10,733,702	17,174,010	9,749,928	8,155,954	10,001,830	27,931,724	1,409,802
Agrality S.A.	06/30/2024	22,098,808	20,002,212	22,984,897	8,640,513	10,475,610	22,757,410	3,935,787
	06/30/2023	14,203,372	24,832,433	14,591,700	19,382,094	5,062,012	20,540,979	2,071,653
Theo I SCSp	06/30/2025	-	22,755,817	10,642,112	73,674,157	(61,560,452)	-	(99,549,928)
	06/30/2024	-	108,456,044	13,405,755	57,060,813	37,989,476	-	(32,213,331)
	06/30/2023	-	135,533,950	11,998,548	55,630,592	67,904,810	-	(10,632,802)

14.	SEGMENT INFORMATION

After the BIOX deconsolidation, that took place in June 24, 2025 the Group is organized under a single operating segment, which is “science-based food ingredients”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker, who in the Group’s case is the Executive Team, in deciding how to allocate resources and assess performance. The Executive Team is composed of the Chief Executive Officer (“CEO”), the Chief Financial Officer (“CFO”) and the Chief Technology Officer (“CTO”).

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Prior to the BIOX deconsolidation, the Executive Team evaluates the Group’s financial information and resources and assess the financial performance of these resources as follows:

Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses charged to third parties, among others.

Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides, and baits, among others.

Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

Emerging solutions

The emerging solution segment is based on providing R&D services, biotechnology capabilities and specialised expertise to facilitate the integration of technologies and product development efforts within the Group, as well as R&D services to third parties.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

This segment includes revenue sources primarily related to agro-industrial biotechnology businesses, such as those generated by the production and commercialization of industrial enzymes and fermentation technology to convert sugars and oils into high-value molecules or compounds.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

The following tables present information with respect to the Group’s reporting segments:

Year ended June 30, 2025	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	60,535,026	181,908,584	76,054,689	267,261	318,765,560
Royalties	1,414,864	-	-	-	1,414,864
Right of use licenses	-	-	13,430,824	-	13,430,824
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,764,863	-	-	-	1,764,863
Government grants	-	-	-	3,412	3,412
Total revenues	63,714,753	181,908,584	89,485,513	270,673	335,379,523

Cost of sales	(44,727,989)	(111,888,640)	(46,808,243)	-	(203,424,872)
Gross profit per segment	18,986,764	70,019,944	42,677,270	270,673	131,954,651
% Gross margin	30%	38%	48%	100%	39%

Year ended June 30, 2024	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	94,457,404	223,538,317	125,558,380	1,547,782	445,101,883
Royalties	986,602	-	-	-	986,602
Right of use licenses	1,000,000	-	19,287,845	-	20,287,845
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	-	-	-	(45,746)
Government grants	-	-	-	197,519	197,519
Total revenues	96,398,260	223,538,317	144,846,225	1,745,301	466,528,103

Cost of sales	(66,306,974)	(143,807,301)	(68,107,537)	(1,146,516)	(279,368,328)
Gross profit per segment	30,091,286	79,731,016	76,738,688	598,785	187,159,775
% Gross margin	31%	36%	53%	34%	40%

Year ended June 30, 2023	Seed and integrated products	Crop protection	Crop nutrition	Emerging solutions	Consolidated
Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	157,153,024	1,420,990	419,619,862
Royalties	1,247,567	-	-	-	1,247,567
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	-	610,554
Government grants	-	-	-	93,509	93,509
Total revenues	56,927,392	205,838,911	157,290,690	1,514,499	421,571,492

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(7,019)	(235,464,072)
Gross profit per segment	25,914,705	68,309,612	90,375,623	1,507,480	186,107,420
% Gross margin	46%	33%	57%	100%	44%

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	06/30/2025	06/30/2024	06/30/2023
Revenue by similar group of products or services
Seed and integrated products	61,949,890	96,444,006	56,607,954
Seed Treatments Packs	28,476,396	29,992,052	32,563,161
Seed & Royalties Payments & HB4 Program	33,473,494	66,451,954	24,044,803

Crop protection	181,908,584	223,538,317	205,685,451
Adjuvants	56,028,937	56,634,128	52,825,245
Seed CP Products and Services	28,890,840	34,877,911	26,080,587
Other CP Products and Services	62,983,430	103,092,454	94,277,444
Bioprotection	34,005,377	28,933,824	32,502,175

Crop nutrition	89,485,513	144,846,225	157,153,024
Inoculants & Biofertilizers	22,445,093	18,315,253	23,621,534
Micro-beaded Fertilizers	56,461,771	91,786,942	90,827,714
Biostimulants	10,578,649	15,456,185	9,800,318
Syngenta up-front fee	-	19,287,845	32,903,458

Emerging solutions	270,673	1,745,301	1,514,499
Management expenses	267,261	1,547,782	1,420,990
Government grants	3,412	197,519	93,509

Total revenues	333,614,660	466,573,849	420,960,938

As of the current period, geographical information is reported by main countries and regions. LATAM refers to Latin America countries, excluding Argentina and Brazil which are reported separately. North America includes United States of America and Canada. The EMEA region covers Europe, the Middle East and Africa. The Group has recast the comparative figures accordingly.

Geographical information

	06/30/2025	06/30/2024	06/30/2023

Argentina	231,823,079	348,366,339	289,346,766
Brazil	17,673,809	24,175,116	23,690,028
LATAM	23,900,621	21,952,339	21,044,547
North America	30,107,865	27,543,558	30,768,912
EMEA	7,920,550	21,320,535	22,014,855
Rest of the world	22,188,736	23,215,962	34,095,830
Total revenues	333,614,660	466,573,849	420,960,938

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	06/30/2025	06/30/2024
Non-current assets
Argentina	12,493,920	139,722,896
Brazil	-	7,698,175
LATAM	-	1,162,654
North America	53,447,180	189,199,549
EMEA	12,662,860	44,141
Rest of the world	-	26,279,731
Total	78,603,960	364,107,146

Property, plant and equipment	3,345,170	74,612,434
Intangible assets	75,258,790	177,331,280
Goodwill	-	112,163,432
Total reportable assets	78,603,960	364,107,146
Total non-reportable assets	126,105,586	585,729,699
Total assets	204,709,546	949,836,845

Following the Business Combination and the BIOX deconsolidation, the Executive team will evaluate the Group’s financial information and resources and assess the financial performance of these resources on a consolidated basis on the basis of Net revenue/loss for the period.

15.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group is exposed to a variety of financial risks that arise from its activities and from its use of financial instruments. This Note provides information on the Group’s exposure to certain main risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

General objectives, policies, and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the management that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all employees.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources.

The cash flow forecast is determined at both an entity level and consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

As explained in Note 1 – The Group’s business reorganization and general information, in the near term, management plans to continue to focus on raising the funds necessary to fully implement the Group’s business plan. Management believes that certain shareholders and/or investors will continue to advance the capital required to meet the Group’s financial obligations. There is no assurance, however, that these investors and shareholders will continue to advance capital to the Group or that the business operations will be profitable. The possibility of failure in obtaining additional funding and the potential inability to achieve profitability raise substantial doubts about the Group’s ability to continue as a going concern.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2025	Up to 3 months	3 to 12 months	Between one and three years
Trade and other payables	7,323,933	-	-
Borrowings	227,154,007	-	1,348,173
Convertible notes	-	-	18,260,456
Lease liability	117,463	-	-
Total	234,595,403	-	19,608,629

As of June 30, 2024	Up to 3 months	3 to 12 months	Between one and three years
Trade and other payables	107,801,065	61,136,471	-
Borrowings	87,538,816	146,971,935	127,248,305
Consideration for acquisition of assets	-	4,571,824	2,005,143
Convertible notes	-	-	80,809,686
Lease liability	738,561	2,384,217	8,161,359
Total	196,078,442	215,064,447	218,224,493

As of June 30, 2025 and 2024, the Group had no exposure to derivative liabilities.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

Part of the Company’s business activities is conducted in Argentine pesos. However, some of the subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

The table below sets forth the net exposure to currency risk as of June 30, 2025:

Net foreign currency position	06/30/2025
Amount expressed in US$	(206,837,587)
Other currencies	(49,304,636)

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (Note 2 – Accounting standards and basis of preparation).

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Considering only this net currency exposure as of June 30, 2025, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. The Company estimates that a devaluation or an appreciation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2025, would have resulted in the following results:

	Estimated
Exchange rate variation	(-) 20%	(+) 20%
Argentine peso amount expressed in US$	(51,228,445)	51,228,445

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group does not use derivative financial instruments to hedge its interest rate risk exposure.

The Group’s debt composition is set out below.

	06/30/2025	06/30/2024
Carrying amount
Fixed-rate instruments
Current financial liabilities	227,154,007	187,141,491
Non-current financial liabilities	19,608,629	193,681,929
	246,762,636	380,823,420
Variable-rate instruments
Current financial liabilities	-	47,369,260
Non-current financial liabilities	-	14,376,062
	-	61,745,322

The Group does not use derivative financial instruments to hedge its interest rate risk exposure.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2025 and 2024.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Financial assets by category

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Cash and cash equivalents	767,919	27,210,070	-	56,284,573
Other financial assets	8,234,539	-	19,722	14,858,124
Trade receivables	6,085,400	209,007,195	-	-
Other receivables (*)	14,085,303	45,342,974	-	-
Total	29,173,161	281,560,239	19,722	21,142,697

(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Trade and other payables	7,323,933	156,947,744	-	11,989,792
Borrowings	228,502,180	361,759,056	-	-
Consideration for acquisition of assets	-	3,852,853	-	2,724,114
Convertible notes	18,260,456	80,809,686	-	-
Lease liability	117,463	11,284,137	-	-
Warrants	-	-	1,211,093	-
Total	254,204,032	614,653,476	1,211,093	14,713,906

Financial instruments measured at fair value

Measurement of fair values

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets, and financial and non-financial liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group’s audit committee.

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	Level 1	Level 2	Level 3
Measurement at fair value at 06/30/2025
Financial assets at fair value
Investments at fair value	19,722	-	-

Financial liabilities valued at fair value
Warrant liability	181,093	-	1,030,000

	Level 1	Level 2	Level 3
Measurement at fair value at 06/30/2024
Financial assets at fair value
Mutual funds	12,943,378	-	-
Moolec Science SA shares	2,191,286	-	-
Investments at fair value	2,311,604	-	-
US Treasury bills	1,993,668	-	-
Other investments	1,702,761	-	-

Financial liabilities valued at fair value
Trade and other payables	-	11,989,792	-
Consideration for acquisition	2,724,114	-	-

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

16.	LEASES

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The information about the right-of-use and liabilities related with lease assets is as follows:

	06/30/2025	06/30/2024
Right-of-use leased asset
Book value at the beginning of the year	20,979,597	21,163,192
Additions of the year	9,569,819	2,585,223
Additions from business combination	100,896	168,988
Disposals	(680,110)	(1,284,975)
Exchange differences	273,529	(1,652,831)
Loss of control	(30,142,835)	-
Book value at the end of the year	100,896	20,979,597

	06/30/2025	06/30/2024
Depreciation
Book value at the beginning of the year/inception	9,377,845	7,226,617
Depreciation of the year	5,036,703	3,418,956
Disposals	(697,150)	(1,092,167)
Exchange differences	47,736	(175,561)
Loss of control	(13,765,134)	-
Accumulated depreciation at the end of the year	-	9,377,845
Total	100,896	11,601,752

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	06/30/2025	06/30/2024
Lease Liabilities
Book value at the beginning of the year/inception	11,284,137	13,889,223
Additions of the year	9,569,819	2,585,223
Additions from business combination	117,463	168,988
Interest expenses, exchange differences and inflation effects	1,059,412	(480,189)
Payments of the year	(5,501,387)	(4,879,108)
Loss of control	(16,411,981)	-
Total	117,463	11,284,137

	06/30/2025	06/30/2024
Lease Liabilities
Current	117,463	3,122,778
Non-current	-	8,161,359
	117,463	11,284,137

	06/30/2025	06/30/2024
Machinery and equipment	-	3,655,741
Vehicles	-	1,272,071
Equipment and computer software	-	1,130,541
Land and buildings	100,896	14,921,244
	100,896	20,979,597

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

17.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2025, the transactions between the Group and related parties, and the related balances owed by and to them for the year ended June 30, 2025, 2024 and 2023 are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2025	06/30/2024	06/30/2023
	Sales of goods and services	4,033,811	952,742	739,651
Joint ventures and associates	Purchases of goods and services	(24,061,563)	(500,704)	(738,652)
	Net loans granted	7,645,504	13,005,841	7,141,471
	Interest gain	944,186	135,485	212,407
	Net loans received	-	(1,860,058)	(1,854,680)
	Puttable instruments	-	-	4,399,631
	Net loans granted	-	28,299	19,049
	Preference shares	(15,000,000)	-	-
	Interest expenses	-	(2,425,703)	(956,873)
Shareholders and other related parties	Own shares held by subsidiaries	-	(444,473)	(133,079)
	In-kind contributions	4,343,549	2,409,244	1,163,384
	Sales of goods and services	3,714,441	2,911,723	6,565,027
	Purchases of goods and services	(3,517,528)	(1,998,349)	(2,334,556)
	Salaries, social security benefits and other benefits	(2,494,538)	(2,496,073)	(1,995,361)
Key management personnel	Sales and services	367,928	-	-
	Purchases of goods and services	(3,079,070)	-	-
	Stock options-based incentives	(480,450)	(8,181,849)	(1,868,430)
Total		(27,583,730)	1,536,125	10,358,989

		Amounts receivable from related parties
Party	Transaction type	06/30/2025	06/30/2024
Joint ventures and associates	Trade debtors	1,565,913	2,176,622
	Other receivables	11,211,902	37,586,012
Shareholders and other related parties	Trade debtors	-	37
	Loans receivables	2,295,774	-
	Other receivables	17,405	47,348
Total		15,090,994	39,810,019

		Amounts payable to related parties
Party	Transaction type	06/30/2025	06/30/2024
Joint ventures and associates	Trade creditors	(620,034)	(52,778,206)
	Convertible notes	(7,102,028)	-
	Net loans payables	(10,303,098)	(1,860,058)
Shareholders and other related parties	Trade creditors	-	(37,985)
	Warrants	(1,030,000)	-
	Preference shares	(15,739,726)	-
Key management personnel	Salaries, social security benefits and other benefits	(41,620)	(226,702)
Total		(34,836,506)	(54,902,951)

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

18.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2025, 2024 and 2023.

	06/30/2025	06/30/2024	06/30/2023
Short-term employee benefits	2,494,538	2,496,073	1,995,361
Share based payment	480,450	8,181,849	1,868,430
	2,974,988	10,677,922	3,863,791

The Group entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Group to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Group and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Moolec Science SA, Bioceres Group Limited, Bioceres S.A. and Bioceres Crop Solutions Corp., based on the performance of individuals and market trends.

Moolec Science SA currently does not pay any compensation to any of its executive board members.

19.	SHARE-BASED PAYMENT

19.1 Bioceres S.A share based payments

Prior to the Business Combination and the BIOX deconsolidation, and in accordance with the compensation policy defined previously by the Bioceres Group Limited and its subsidiaries, certain directors of Bioceres S.A. had the option of choosing to collect the annual incentive in cash or in shares of BIOX. The incentive was for up to five times the monthly salary of each one and increases by $30,000 in the event that they choose to receive the incentive in the form of shares.

As of June 30, 2023 8,560 of Bioceres Crop Solutions Corp, were assigned to the beneficiaries, which were granted immediately in recognition of the professional performance demonstrated during the year.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Additionally, in January 2024, in compliance with the resolution in Minute No. 256 of the Board Meeting held in December 2021, it was decided to grant the Bioceres 2021 Award. It consists of 10,000 shares of Bioceres Crops Solutions Corp for Dr. Lía Raquel Chan, a researcher at CONICET, in recognition of her leadership in the early development of HB4 technology.

After the latest grant in January 2024, no incentives were awarded. As of June 30, 2025 there is no outstanding annual incentive pending to be granted.

19.2 Bioceres Crop Solutions Corp share based payments

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of Bioceres Crop Solutions Corp approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of the Company’s business. In addition to introducing new incentive plans, it comprehensively amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Stand-Alone Stock Option Grant, and (iv) the Employee Stock Option Plan.

-	Employee Stock Purchase Plan (“ESPP”): incentive plan for eligible employees with no stock compensation to purchase ordinary shares of BIOX up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of BIOX’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these consolidated financial statements the ESSP is not yet implemented.

-	Equity Compensation Plan: annual incentive plan based on certain financial and operational targets defined by the Board of Directors upon approval of the annual budget.

-	Stand Alone Stock Option Grant: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

-	Employee Stock Option Plan: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

-	Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.

-	Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79.

-	Performance Share Option plan: to vest and become exercisable if the Group’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. These options have also a strike price of between $10.47 and $10.79.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Stand Alone Stock Option Grant	Employee Stock Option Plan	Past Share Option plan	Base Share Option plan	Performance Share Option plan
Weighted average fair value of shares	$5.42	$13.98	$11.45	$10.80	$10.79
Weighted average exercise price	$4.55	$5.55	$12.48	$10.52	$10.52
Weighted average expected volatility	29.69%	42.18%	48.73%	54.73%	54.73%
Dividend rate	0%	0%	0%	0%	0%
Weighted average risk-free interest rate	1.66%	1.17%	4.40%	4.47%	4.47%
Weighted average expected life	9.89 years	9.22 years	4.89 years	2.97 year	2.97 year
Weighted average fair value of stock options at measurement date	$2.47	$10.10	$5.01	$4.46	$4.45

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimated that nearly 100% of the share options will be exercised, based on historical trends of executive retention and option exercise behavior. This estimate is reviewed at the end of each annual or interim period.

2013 Stock Incentive Plan – Pro Farm Group

As part of the acquisition of Pro Farm Group, Bioceres Group Limited, through its former subsidiary, BIOX, have incorporated the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. BIOX has not granted any additional awards under this plan during the year.

Bioceres Crop Solutions’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with BIOX’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the evolution of stock option and weighted average exercise price for the years ended June 30, 2025, and 2024:

	06/30/2025		06/30/2024
	Number of options	W.A. Exercise price	Number of options	W.A. Exercise price

At the beginning of the year	7,345,795	11.83	1,791,000	15.79
Granted during the year	-	-	5,631,894	10.55
Cancelled or expired during the year	-	-	(570)	10.07
Exercised during the year	-	-	(76,529)	10.73
Loss of control	(7,345,795)	11.83	-	-
Effective at the end of the year	-	-	7,345,795	11.83

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

20.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Prior to the BIOX deconsolidation, the Group had secured guaranteed notes and the convertibles notes which are referenced in Note 7.13 – Convertible Notes. Such instruments were secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21.	EVENTS OCCURRING AFTER THE REPORTING PERIOD

Management has considered subsequent events through the date these consolidated financial statements were issued.

Notice of Alleged breach

On October 2, 2025, the Company received a notice of alleged breach from INVIM Corporativo S.L., a private limited company incorporated under the laws of Spain (“INVIM”), regarding the alleged failure to pay the assignment price of $13 million in connection with a certain Assignment and Assumption Agreement dated May 27, 2025 (the “Agreement”). The Agreement, in turn, references related instruments, including a Note Purchase Agreement and a Binding Contribution Memorandum of Understanding, both dated October 15, 2023.

In response, the Company rejected INVIM’s assertion that any payment is due or owing, on the grounds that, among other reasons, under the express terms of the Agreement and related transaction instruments, INVIM failed to satisfy certain conditions precedent, including the valid transfer of relevant securities and the execution of a required services agreement.

The Company intends to vigorously defend its position and enforce its rights under the Agreement, the related transaction instruments, and applicable law. While the Company believes that INVIM’s assertions are without merit, if INVIM were ultimately to prevail in any proceedings, such an adverse outcome could have a material adverse effect on the Company’s business, results of operations, financial condition, or liquidity.

Bioceres S.A. and Bioceres LLC

As stated in Note 1 – The Group’s business reorganization and general information - “The Bioceres Group Business Combination Agreement”, in June 2025, Bioceres S.A., one of the Argentine subsidiaries of Bioceres Group Limited, defaulted on a portion of its financial debt that was due that month. As a result, Bioceres S.A. had initiated a debt restructuring process for its financial debt for an aggregate amount of $36.4 million.

In July 2025, Bioceres LLC, a wholly owned subsidiary of Bioceres S.A., received a notice of default on its financial debt in the amount of $69.5 million. The creditor conducted a public auction to wit 3,062,500 pledged BIOX shares, pursuant to the New York Uniform Commercial Code. Management has responded to said creditor, reserving all rights, remedies, and defenses.

The defaults by Bioceres S.A. and Bioceres LLC do not have implications in other debts as there are no cross-default clauses on the remaining financial debt of the Group. There are no guarantees granted above Bioceres S.A. and Bioceres LLC.

The Company had the financial support of its main shareholders and considering the aforementioned events that derived in the loss of the financial support that was previously provided by Bioceres Group (and who is also no longer a shareholder of the Company), and, consequently, raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the ability of Moolec Science SA to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Currently, the Group lacks sufficient financial resources to meet its obligations or fully implement its business plan. Without securing additional capital, or achieving a successful financial restructuring process, the Group will not be able to sustain its operations. See below “Exercise of convertible preference shares” and “Summary of the liquidation and loss of control”.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

However, there is no assurance the Group’s future operations will generate profitability. The uncertainty surrounding the ability to secure additional funding and the potential for continued operational losses contribute to raise a material uncertainty which may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) about the Group’s ability to continue as a going concern.

Exercise of convertible preference shares

In December 2024, Bioceres Group issued 2,380,952 convertible preference shares for total proceeds of $15 million. These preference shares accrue a 9% per annum payment-in-kind (PIK) return and grant the holder specific conversion rights, including the option to convert into ordinary shares or into Moolec Scicence shares if the business combination closed before September 12, 2025. Upon the consummation of the Business Combination, and subsequent to the reporting date, on December 10, 2025, the holder undertook to exercise the conversion of all or part of the subscription shares into a number of Moolec Science shares, at the Company’s request. If total convertible shares are exercised, it will result in the derecognition of a financial liability and an increase in equity of approximately $15 million plus the accumulated PIK up to the moment of exercise.

Financing proceeds

Subsequent to the closing date of the financial statements, on December 2, 2025, the Company successfully obtained and received financing proceeds for working capital purposes in the amount of $2.5 million.

Financial support

As of the date of issuance of these financial statements, the Company’s principal minority shareholder has committed to provide financial support to the Company for a period of twelve months.

Nasdaq delist letter received & 20-F delinquency letter

On November 14, 2025, the Company received a determination letter (the “Nasdaq Determination Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the closing bid price of the Company’s ordinary shares had been below the minimum $1.00 per share requirement for the last 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2), and informing the Company of their view that the Company would not be afforded an automatic 180-day period to regain compliance with such rule.

The Company has submitted a timely appeal to a Nasdaq Hearings Panel, through which it will request the granting of a 180- day period to submit and effect a compliance plan, which includes a potential implementation of a reverse stock split, if determined to be in the best interest of shareholders.

The submission of the appeal automatically stays the effect of the Nasdaq Determination Letter until the appeal has been considered, which took place on December 18, 2025. Accordingly, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MLEC” without interruption during the time period when the panel decision is pending.

The Company intends to continue closely monitoring the closing bid price for its ordinary shares and remains committed to evaluating and executing all appropriate actions to cure the deficiency and regain compliance with Nasdaq Listing Rule 5550(a)(2). The receipt of the Nasdaq Determination Letter does not affect the Company’s business, operations or reporting requirements with the Securities and Exchange Commission.

On November 24, 2025, the Company received a letter (the “Letter”) from the Listing Qualifications Department of Nasdaq stating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it has not yet filed its Annual Report on Form 20-F for the year ended June 30, 2025 (the “Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

As the Company stated in the form 12b-25 filed with the SEC on October 31, 2025, it was unable to file the Form 20-F in a timely manner due to complexities that arose immediately after the closing of the business combination in mid-June 2025, two weeks prior to Moolec’s fiscal year end of June 30. The business combination involves complex accounting, including the imposition of reverse acquisition accounting and valuation of acquired assets and liabilities.

The Company has requested a stay of suspension to the Nasdaq Hearings Panel, which automatically stayed the effect of the Letter until the panel hearing, which took place on December 18, 2025. Accordingly, the Company’s ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MLEC” without interruption during the time period when the panel decision is pending.

MOOLEC SCIENCE SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary of the liquidation and loss of control

Theo I SCSp

On November 28, 2025, subsequent to the reporting date, Theo I SCSp received a conditional payment order from district court of  Luxembourg, and therefore the General Partners engaged Ogier (Luxembourg) SCS represented by its general partner Ogier Luxembourg (GP) S.à.r.l  formally as their legal advisor to assist with Theo I SCSp’s declaration of bankruptcy before the Luxembourg District Court. The declaration of bankruptcy will declare Theo I SCSp bankrupt and appoint a receiver who will take control over the management of the company.

The loss of control constitutes the derecognition event under IFRS 10.25. Accordingly, the Group will derecognize the assets and liabilities of Theo I SCSp and will remeasure its retained interest at fair value in accordance with IFRS 9 at the date of the derecognition event. This will result in the recognition of an estimated gain of $9.5 million in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to measure its retained interest in Theo I SCSp at fair value through profit or loss until the liquidation process is formally completed.

Bioceres S.A. and Bioceres LLC

On December 16, 2025, subsequent to the reporting date, the Board of Directors of Bioceres S.A. formally approved the initiation of voluntary bankruptcy proceedings and instructed management to seek and appoint a trustee (“síndico”) to oversee the process. The commencement of the voluntary bankruptcy proceedings and the transfer of decision-making authority to the trustee will result in the Group losing control over Bioceres S.A. in accordance with the principles of IFRS 10 Consolidated Financial Statements. As Bioceres LLC is a wholly owned subsidiary of Bioceres S.A., the Group simultaneously will lose control over Bioceres LLC as well.

Under IFRS 10.25, the date on which control is lost constitutes the derecognition event. Accordingly, after December 16, 2025, the Group will derecognize the assets and liabilities of Bioceres S.A. and Bioceres LLC and will remeasure any retained interest at fair value in accordance with IFRS 9 Financial Instruments.

The resulting derecognition effects are expected to generate an approximate gain of $91.0 million related to the loss of control of Bioceres S.A. and an additional approximate gain of $5.3 million related to the loss of control of Bioceres LLC (including the loss of holding in BIOX, therefore it will no longer be an equity method associate). These amounts will be recognized in the consolidated statement of profit or loss as of the derecognition date.

The Group will continue to monitor the progress of the voluntary bankruptcy and liquidation proceedings and will update the accounting treatment as necessary in accordance with IFRS.

22.	REVERSE STOCK SPLIT AFTER THE REPORTING PERIOD

Subsequent to the period end, the Company’s shareholders approved a reverse stock split of the Company’s ordinary shares at a ratio to be determined by the Board of Directors.

On December 20, 2025, the Board of Directors approved a reverse stock split at a ratio of 15-for-1, which will be effective on or around January 5, 2026.

For purposes of comparability, earnings per share (“EPS”) information presented in this note has been retrospectively adjusted to reflect the reverse stock split, as if it had been effective for all periods presented. The reverse stock split did not impact the Company’s consolidated statements of operations, financial position or cash flows, other than the recast of the weighted average number of ordinary shares outstanding used in the calculation of basic and diluted EPS.

	06/30/2025	06/30/2024	06/30/2023
Numerator
Loss/Profit for the year (basic EPS)	(111,460,708)	(32,685,398)	40,435,923
Loss/Profit for the year (diluted EPS)	(111,460,708)	(32,685,398)	40,435,923
Denominator
Number of shares (basic EPS)	430,864	388,101	306,215
Number of shares (diluted EPS)	430,864	388,101	306,215

Basic (loss)/profit attributable to ordinary equity holders of the parent	$(258.6912)	$(84.2188)	$132.0508
Diluted (loss)/profit attributable to ordinary equity holders of the parent	$(258.6912)	$(84.2188)	$132.0508

